As filed with the Securities and Exchange Commission on December 14, 2021

Registration No. 333-258978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-1
AMENDMENT NO. 3 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Microvast Holdings, Inc.

(Exact name of registrant as specified in its charter)

__________________

Delaware	6770	83-2530757
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12603 Southwest Freeway, Suite 210
Stafford, Texas 77477
(281) 491-9505
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________

Yanzhuan Zheng
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 210
Stafford, Texas 77477
(281) 491-9505
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________

With copies to: Alain Dermarkar, Esq. Shearman & Sterling LLP 2828 North Harwood Street, 18th Floor Dallas, Texas 75201 (214) 271-5777	With copies to: Emily Leitch, Esq. John W. Menke, Esq. Shearman & Sterling LLP 800 Capitol Street, Suite 2200 Houston, Texas 77002 (713) 354-4900

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Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell or distribute the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2021

PRELIMINARY PROSPECTUS

Microvast Holdings, Inc.

321,460,085 Shares of Common Stock

837,000 Warrants to Purchase Common Stock

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This prospectus relates to: (1) the issuance by us of up to 27,600,000 shares of our common stock, par value $0.0001 per share (“common stock”) that may be issued upon exercise of public warrants (as defined below) to purchase common stock at an exercise price of $11.50 per share of common stock and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 293,860,085 shares of common stock and (ii) up to 837,000 private warrants (each as defined below).

Microvast Holdings, Inc. is a Delaware corporation that is a holding company. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries, including subsidiaries based in China. References to “we,” “us,” “our” and the “Company” refer to Microvast Holdings, Inc. and our subsidiaries, taken as a whole. All securities being offered pursuant to this prospectus are securities of the Delaware holding company, and accordingly no investor will acquire a direct interest in any of the equity securities of our subsidiaries. To date, no subsidiary has made dividends or distributions to the Company.

A substantial portion of our facilities are currently located in the People’s Republic of China, which we refer to as the “PRC” or “China”.

INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS, INCLUDING RISKS RELATED TO THE FACT THAT WE ARE A HOLDING COMPANY WITH NO MATERIAL OPERATIONS OF OUR OWN AND THAT WE CONDUCT A SUBSTANTIAL MAJORITY OF OUR OPERATIONS THROUGH OUR OPERATING ENTITIES ESTABLISHED IN THE PRC. RECENT REGULATORY DEVELOPMENTS IN CHINA, IN PARTICULAR WITH RESPECT TO RESTRICTIONS ON CHINA-BASED COMPANIES RAISING CAPITAL OFFSHORE, AND THE GOVERNMENT-LED CYBER SECURITY REVIEWS OF CERTAIN COMPANIES WITH VIE STRUCTURES, MAY LEAD TO ADDITIONAL REGULATORY REVIEW IN CHINA OVER THE CONDUCT OF OUR BUSINESS AND OUR FINANCING AND CAPITAL RAISING ACTIVITIES IN THE UNITED STATES.

THE CENTRAL AND LOCAL PRC GOVERNMENTS CONTINUE TO EXERCISE A SUBSTANTIAL DEGREE OF CONTROL AND INFLUENCE OVER BUSINESSES OPERATING IN CHINA. SUCH INFLUENCE AND CONTROL CAN BE EXERTED IN NUMEROUS WAYS, INCLUDING BY MEANS OF POLICIES IN RESPECT OF THE APPROVALS AND PERMITS REQUIRED TO OPERATE IN CHINA OR OWN A SUBSIDIARY IN CHINA, CONTROL OVER OFFERINGS CONDUCTED OVERSEAS AND/OR FOREIGN INVESTMENT IN CHINA-BASED ISSUERS, CONTROL OVER DATA SECURITY, PREFERENTIAL TREATMENTS SUCH AS TAX INCENTIVES, ELECTRICITY PRICING, AND SAFETY, ENVIRONMENTAL AND QUALITY CONTROL. IF THE PRC GOVERNMENT CHANGES ITS CURRENT POLICIES, OR THE INTERPRETATION OF THOSE POLICIES THAT ARE CURRENTLY BENEFICIAL TO US, WE MAY FACE PRESSURE ON OUR OPERATIONS AND OUR ABILITY TO GENERATE REVENUE OR MAXIMIZE OUR PROFITABILITY, OR WE MAY EVEN BE UNABLE TO CONTINUE TO OPERATE IN CHINA OR OFFER OR CONTINUE TO OFFER SECURITIES, ALL OF WHICH IN TURN COULD CAUSE THE VALUE OF OUR SECURITIES TO SIGNIFICANTLY DECLINE OR BE WORTHLESS.

PLEASE SEE “RISKS RELATED TO DOING BUSINESS IN THE PRC” FOR A LIST OF RISK FACTORS ASSOCIATED WITH OUR SUBSIDIARIES’ OPERATIONS IN CHINA AND THE FACT THAT SUCH RISKS COULD SIGNIFICANTLY AND ADVERSELY AFFECT OUR BUSINESS, OPERATIONS AND PROFITABILITY AND ACCORDINGLY THE VALUE OF OUR COMMON STOCK.

This prospectus provides you with a general description of such securities and the general manner in which we and the Selling Holders may offer or sell the securities. More specific terms of any securities that we and the Selling Holders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We will not receive any proceeds from the sale of shares of common stock or warrants by the Selling Holders pursuant to this prospectus or of the shares of common stock by us pursuant to this prospectus, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of securities pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Holders will issue, offer or sell, as applicable, any of the securities. The Selling Holders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.”

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our common stock and warrants are traded on the Nasdaq Capital Market (“NASDAQ”) under the symbols “MVST,” and “MVSTW”, respectively. On [December __], 2021, the closing price of our common stock was $___ per share, and the closing price of our warrants was $____ per warrant.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page [19] and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2021.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we and the Selling Holders may, from time-to-time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings. We may use the shelf registration statement to issue up to an aggregate of 27,600,000 shares of common stock upon exercise of the public warrants. The Selling Holders may use the shelf registration statement to sell up to an aggregate of 293,860,085 shares of common stock and up to 837,000 warrants from time-to-time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Holders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the common stock or warrants being offered and the terms of the offering.

A prospectus supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. See “Where You Can Find More Information.”

Neither we nor the Selling Holders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Holders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

On July 23, 2021 (the “Closing Date”), the registrant, Microvast Holdings, Inc. (formerly known as Tuscan Holdings Corp.) consummated the previously announced acquisition of Microvast, Inc., a Delaware corporation (“Microvast”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated February 1, 2021, between the Tuscan Holdings Corp., Microvast and TSCN Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into Microvast, with Microvast surviving the merger (the “Merger”). Unless the context otherwise requires, “Tuscan” refers to the registrant prior to the Closing, and “we,” “us,” “our” and the “Company” refer to the registrant and its subsidiaries, including Microvast, following the Closing.

In connection with the Merger Agreement, Tuscan, MVST SPV Inc., a wholly owned subsidiary of Tuscan (“MVST SPV”), Microvast, Microvast Power System (Huzhou) Co., Ltd., our majority owned subsidiary (“MPS”), certain MPS convertible loan investors (the “CL Investors”) and certain minority equity investors in MPS (the “Minority Investors” and, together with the CL Investors, the “MPS Investors”) and certain other parties entered into a framework agreement (the “Framework Agreement”), pursuant to which, among other things, (1) the CL Investors waived certain rights with respect to the convertible loans (the “Convertible Loans”) held by such CL Investors that were issued under that certain Convertible Loan Agreement, dated November 2, 2018, among Microvast, MPS, such CL Investors and the MPS Investors (the “Convertible Loan Agreement”) and, in connection therewith, certain affiliates of the CL Investors (“CL Affiliates”) subscribed for 6,719,845 shares of common stock, $0.0001 par value per share (“common stock”), of Tuscan in a private placement in exchange for MPS convertible loans (the “CL Private Placement”).

In connection with the Merger Agreement, Tuscan entered into subscription agreements with (a) the holders of an aggregate of $57,500,000 outstanding promissory notes issued by Microvast (the “Bridge Notes”) pursuant to which Tuscan agreed to issue an aggregate of 6,736,106 shares of common stock upon conversion (the “Bridge Notes Conversion”) of the Bridge Notes, and (b) a number of outside investors who agreed to purchase an aggregate of 48,250,000 shares of common stock at a price of $10.00 per share, for an aggregate purchase price of $482,500,000 (the “PIPE Financing”).

The CL Private Placement, the Bridge Notes Conversion and the PIPE Financing closed contemporaneously with the closing under the Merger Agreement (collectively, the “Closing”). Upon the Closing of the Merger, the CL Private Placement, the Bridge Notes Conversion, the PIPE Financing and related transactions (collectively, the “Business Combination”), Microvast became a wholly-owned subsidiary of the Company, with the stockholders of Microvast becoming stockholders of the Company, and the Company changed its name to “Microvast Holdings, Inc.”

MARKET, RANKING AND OTHER INDUSTRY DATA

Certain market, ranking and industry data included in this prospectus, including the size of certain markets, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate, which, in each case, we believe are reliable.

We are responsible for all of the disclosure in this prospectus and while we believe the data from these sources to be accurate and complete, we have not independently verified data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares.

Assumptions and estimates of our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors — Risks Related to Our Business.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains some of our trademarks, service marks and trade names. Each one of these trademarks, service marks or trade names is either (1) our registered trademark, (2) a trademark for which we have a pending application, or (3) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding our industry and market sizes, future opportunities for us, our estimated future results and the Business Combination, including the implied enterprise value. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors identified elsewhere in this prospectus, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•        risks of operations in the PRC;

•        a delay or failure to realize the expected benefits from the Business Combination;

•        risks related to disruption of management time from ongoing business operations due to the Business Combination;

•        the impact of the ongoing COVID-19 pandemic;

•        changes in the highly competitive market in which we compete, including with respect to our competitive landscape, technology evolution or regulatory changes;

•        changes in the markets that we target;

•        risk that we may not be able to execute our growth strategies or achieve profitability;

•        the risk that we are unable to secure or protect our intellectual property;

•        the risk that our customers or third-party suppliers are unable to meet their obligations fully or in a timely manner;

•        the risk that our customers will adjust, cancel or suspend their orders for our products;

•        the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

•        the risk of product liability or regulatory lawsuits or proceedings relating to our products or services;

•        the risk that we may not be able to develop and maintain effective internal controls;

•        the outcome of any legal proceedings that may be instituted against us or any of our directors or officers; and

•        the failure to realize anticipated pro forma results and underlying assumptions.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof except as may be required under applicable securities laws. Forecasts and estimates regarding our industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision.

Microvast Holdings, Inc.

Microvast Holdings, Inc. is a Delaware corporation that is a holding company. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries, including subsidiaries based in China. Although we are in the process of diversifying the geographic concentration of our operations, including by developing manufacturing facilities in Europe and the United States (“U.S.”), a substantial portion of our facilities are currently located in the PRC. Our auditor is located in China. Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate our auditor, and as a result, an exchange may determine to delist our securities. PLEASE SEE “— RISKS RELATED TO DOING BUSINESS IN THE PRC” FOR A LIST OF RISK FACTORS ASSOCIATED WITH OUR SUBSIDIARIES’ OPERATIONS IN CHINA. All securities being offered pursuant to this prospectus are securities of the Delaware holding company, and accordingly no investor will acquire a direct interest in any of the equity securities of our subsidiaries.

Business Summary

We are a technology innovator for lithium ion (“Li-ion”) batteries. We design, develop and manufacture battery systems for electric vehicles and energy storage systems that feature ultra-fast charging capabilities, long life and superior safety. Our vision is to solve the key constraints in electric vehicle development and in high-performance energy storage applications. We believe the ultra-fast charging capabilities of our battery systems make charging electric vehicles as convenient as fueling conventional vehicles. We believe that the long battery life of our battery systems also reduces the total cost of ownership of electric vehicles and energy storage applications.

We offer our customers a broad range of cell chemistries: lithium titanate oxide (“LTO”), lithium iron phosphate (“LFP”), nickel manganese cobalt version 1 (“NMC-1”) and nickel manganese cobalt version 2 (“NMC-2”). Based on our customer’s application, we design, develop and integrate the preferred chemistry into our cell, module and pack manufacturing capabilities. Our strategic priority is to offer these battery solutions for commercial vehicles and energy storage systems. We define commercial vehicles as light, medium, heavy-duty trucks, buses, trains, mining trucks, marine and port applications, automated guided and specialty vehicles. For energy storage applications, we focus on high-performance applications such grid management and frequency regulation.

Additionally, as a vertically integrated battery company, we design, develop and manufacture the following battery components: cathode, anode, electrolyte and separator. We also intend to market our full concentration gradient (“FCG”) cathode and polyaramid separator to passenger car original equipment manufacturers (“OEMs”) and consumer electronics manufacturers. Please see the illustration below for an explanation of the functions of different battery parts.

Since we launched our first ultra-fast battery system in 2009, we have sold and delivered approximately 2,422.3 megawatt hours (“MWh”) of battery systems or in terms of vehicles, approximately 28,000 vehicles have been powered by our battery systems. As of September 30, 2021, we had a backlog order of approximately $52.7 million for our battery systems equivalent to approximately 214.6 MWh. Our revenue for the nine months ended September 30, 2021 increased $25.8 million, or 43.4%, compared to the same period in 2020.

After initially focusing on the PRC and the Asia & Pacific regions, we have expanded our presence and product promotion to Europe and the U.S. to capitalize on the rapidly-growing electrification markets.

In Europe, we have delivered over 1,500 units of ultra-fast charging battery systems to bus OEMs and operators as of September 30, 2021. A number of prototype projects are ongoing with regard to sports cars, commercial vehicles (through a partnership with FPT Industrial), trucks, port equipment and marine applications.

In addition, we are jointly developing electric power-train solutions with leading commercial vehicle OEMs and a first-tier automotive supplier using LTO, NMC1 and NMC2 technologies. Set forth below is a diagram explaining the basic workings of batteries.

Standard Battery Components

CATHODE
1 Terminal which acts as the source of lithium ions and the energy of a battery; typically represents 50%+ of the cost of a battery

SEPARATOR
2 Physical barrier which prevents contact between cathode and anode enhancing battery safety in normal and abused conditions

ELECTROLYTE
3 Chemical medium to transport lithium ions between the cathode and anode

ANODE
4 Terminal which stores lithium ions during charging and releases ions during discharging

Electric current flows from anode to cathode during discharge (reversed during charging)

4
1
3
2
e
Ions

Key Performance Metrics

Energy Density (Wh/kg) [(1)] Higher energy density offers greater range and longer screen time	**Life Cycles** [(2)] No. of charge / discharge cycles operationally
Charging Time Faster charging capability offers greater mobility	**Safety** Ability to withstand adverse conditions (temperature, impact, etc.)

EV Battery Construction

Cell

Basic unit that contains the electrodes, electrolyte and separator

Module

Cluster of cells

Pack

Cluster of modules + BMS

Industry and Market Opportunity

We believe global economic growth, greater awareness of environmental issues, government regulations and incentives and improved electric powertrain technologies are increasing the demand for environmentally friendly energy solutions, including electric vehicles. With the growing focus on, and the broad scientific acceptance of, the link between greenhouse gas emissions and climate change, many countries are adopting increasingly stringent environmental standards, especially as regards the emissions of CO2 from many forms of transport. It will be increasingly difficult for the conventional combustion engine to meet the emission targets being proposed, and it is this which creates the huge opportunity for our battery technologies.

Advances in chemistry and materials, of which we have been a leading innovator, have significantly improved electric powertrains. This, combined with the growing investment in charging station infrastructure and clear air initiatives, is leading to higher penetration rates for electric vehicles globally. Many consumers and businesses are increasingly willing to consider buying electric vehicles with new features and capabilities as their preferred clean-energy solution. We believe the following factors will result in significant growth in the market for electric vehicles:

•        Emission regulations:    The introduction of public policies related to the reduction of greenhouse gas emissions, enhanced energy efficiency and increasing restrictions on the use of diesel engines, especially in the European Union (“EU”), represent one of the key market drivers for Li-ion e-mobility solutions. In 2014, the EU member states agreed to the 2030 Framework, which includes targets and policy objectives to achieve a more competitive, secure and sustainable energy system within the EU. The 2030 Framework seeks to reduce energy consumption by 27% by the end of 2030 compared to a “business as usual” scenario (base year 2014). The 2030 Framework also seeks to reduce greenhouse gas emissions by 40% when compared to 1990 levels by 2030. In addition, the EU has adopted a European Green Deal with the goal of net zero emissions of greenhouse gases by 2050. We believe that electrifying the many types of commercial vehicles, which is one of our focus areas, is an important step for countries to meet the current CO2 and NOx targets, which make cities and, in particular, city centers cleaner.

•        Strong pull from transportation authorities and car manufacturers:    Transportation authorities across Europe (for example, in London, Copenhagen, Barcelona, Paris and Milan) have communicated their mid-to-long term plans to replace existing internal combustion engine (“ICE”)-based bus fleets with new electrified buses. Moreover, regional and city governments across many countries in Europe have been active in general promotion of e-mobility penetration, through, for example, introduction of bans on diesel cars in city centers and plans for free public transportation in certain towns and cities. More than 200 cities have already introduced emission and access regulation zones and a number of large cities, such as Paris and Madrid, have pledged to ban diesel vehicles from city centers by 2025. On December 15, 2020, the European Automobile Manufacturers’ Association (“ACEA”) announced that Europe’s truck manufacturers have concluded that by 2040 all new trucks sold need to be fossil free in order to reach carbon-neutrality by 2050. ACEA represents 16 major Europe-based car, van, truck and bus makers.

•        Push for expanded electric vehicle market from major fleet companies:    In January 2020, Amazon.com, AT&T Inc., DHL Express USA Inc. and other select companies with major delivery fleets came together and joined the Corporate Electric Vehicle Alliance (“CEVA”). CEVA will help member companies make and achieve bold commitments to fleet electrification, and is expected to boost the electric vehicle market by signaling the breadth and scale of corporate demand for electric vehicles — expanding the business case for the production of a more diverse array of electric vehicle models:

•        Amazon:    As part of The Climate Pledge, which includes a commitment to deliver 50% of shipments with net zero carbon by 2030, it is pursuing the highest standards in transportation sustainability.

•        DHL:    As part of its commitment to achieve net zero emissions from transport activities by 2050 globally, it has set the ambitious interim target of performing 70% of first- and last-mile operations with green vehicles by 2025. Electric vehicles will play an important role in reaching that target.

•        IKEA:    It has a commitment to use electric vehicles for all of its in-home furniture deliveries by 2025.

Globally, the total addressable market for commercial vehicles is large and rapidly growing. According to Bloomberg New Energy Finance (“BNEF”), electric vehicle penetration in the key markets for commercial vehicle sales (i.e., U.S., Europe, the PRC, Japan and South Korea) is expected to grow from approximately 1.5% of the total units sold in 2020 to approximately 8.5% by 2025. Based on this estimate, the growth in commercial vehicles will increase the demand for battery capacity from 17.5 gigawatt hours (“GWh”) in 2019 to 98.6 GWh in 2025.

We believe that the adoption of electric vehicles has been handicapped by many challenges imposed by conventional battery systems, including:

•        Range anxiety and reduced mobility.    Electric vehicles powered by conventional battery systems need significantly more time to be fully charged and many models (usually with battery capacity of no more than 40 kilowatts per hour (“kw/h”) only provide up to 100 miles of range. This has compared unfavorably to internal combustion engine vehicles which can travel more than 300 miles between fuel stops and can refuel within 10 minutes.

•        High replacement costs.    Most conventional battery systems have a shorter life span than the useful life of the vehicles that they are installed in. As a result of this mismatch, the battery typically needs to be replaced during the life of the vehicle, leading to significant replacement costs.

•        Safety.    Li-ion batteries are known to be a factor in consumer electronic and passenger vehicle fires.

•        Design and performance not optimized for commercial vehicles.    Conventional battery systems designed for passenger cars offer longer charge times and limited cycle life, thus reducing operational efficiency and battery life.

Our Solution

Our approach is offering a tailored battery solution based on the operating requirements of our customers. With a broad range of battery chemistries to select from, we can offer several different battery solutions to our customer. We offer LTO, LFP and two version of nickel, NMC-1, NMC-2. We believe our technologies and battery systems offer the following advantages over commonly used battery systems:

•        Ultra-Fast Charging Capability.    Depending on the selected battery chemistry, we can offer battery solutions that can be fully charged within 10-30 minutes, significantly faster than commonly used battery systems. The ultra-fast charging capabilities of our battery systems significantly enhance electric vehicle mobility and have the potential to accelerate consumer adoption of electric vehicles. Our latest generation LTO cells can be fully charged within 10 minutes, while providing an energy density up to 180 watt hours per liter (“Wh/l”) and 95 water hours per kilogram (“Wh/kg”). These ultra-fast charging capabilities and long battery life can meet the diverse vehicle design requirements of our OEM customers. Our NMC-2 products can be fully charged within 30 minutes, providing the highest energy density fast charge batteries available on the market today.

•        Long Battery Life.    Depending on the selected battery chemistry, we can offer battery solutions with a life between 2,500 and 20,000 full charge/discharge cycles. The longer battery life enables our battery systems’ useful life to match the life of the vehicles in which our systems are installed, avoiding the need to replace the battery and thereby lowering our customers’ total cost of ownership. For example, our LTO batteries retain 90% of their initial capacity after approximately 10,300 full charge/discharge cycles, according to a test report produced by WMG, an academic department at the University of Warwick in the United Kingdom.

•        Enhanced Margin of Safety.    Drawing from an intellectual property library that took over a decade to develop, we work to increase the margin of safety of our products, beginning with the initial design and through the use of carefully selected battery components. Our LTO battery is inherently safer than other battery chemistries, with very good thermal stability, the ability to operate in a broad range of temperatures, and lower risk of internal short circuits and fire-related hazards. For products demanding higher-energy densities, our in-house manufactured battery components, the aramid separator, non-flammable electrolyte, and full-concentration gradient cathode individually or collectively are being implemented in certain current and future products to improve product safety. Our in-depth knowledge of how these battery components interact with each other in the battery cell is utilized in the design and build of our products, helping ensure our products have better safety margins.

Our Competitive Strengths

We believe the following strengths position us well to capitalize on and lead the global vehicle electrification trend:

Breakthrough battery solutions

Our vision is to solve the key constraints in electric vehicle batteries and to design electric vehicle power systems that facilitate the mass adoption of electric vehicles. Our battery solutions have a proven track record enabled by our transformational technologies that make electric vehicles more convenient, affordable and safe.

•        We believe our ultra-fast charging battery technology makes charging electric vehicles as convenient as fueling conventional vehicles and has the potential to accelerate consumer adoption of electric vehicles. In addition, our ultra-fast charging battery technology significantly increases the utilization and efficiency of charging stations with its short charging time requirements.

•        Our battery solutions significantly reduce the total cost of ownership of an electric vehicle. Our ultra-fast charging battery technology enables our customers to install fewer battery packs per vehicle, while the longer battery life matches with the life of the vehicle, eliminating the need to replace the battery during the life of the vehicle.

Since the first electric buses powered with our battery system were put into commercial operation in 2009, we have sold and delivered over 28,000 battery systems for commercial vehicles. As of September 30, 2021, our systems are in use in 200 cities from 20 countries under diverse weather conditions, accumulating an estimated 4.1 billion miles of operational distance.

We believe our battery solutions best position us to be a key player in the vehicle electrification revolution and to pave the way for mass adoption of electric vehicles.

Market leader in providing ultra-fast charging battery solutions

We are a provider of ultra-fast charging battery solutions to electric vehicles globally. We believe our ultra-fast charging battery technology best positions us to continue penetrating the fast-growing global electric vehicle market. Since we first launched our LTO ultra-fast charging battery technology in 2009, we have successfully deployed our product portfolio in large scale commercial operations in the PRC, the Asia & Pacific region and in Europe. With our expanding customer base in Europe, we believe we are well on our way of establishing ourselves as a leading supplier of Li-ion battery solutions for commercial vehicles in Europe.

Vertical integration from initial concept development to final system manufacturing

We have adopted a customer-oriented product development approach to provide highly customized solutions. This is facilitated by our vertical integration which extends from core battery chemistry to application technologies such as battery management systems and other power control electronics. Our vertical integration capability is supported by our unique research and development (“R&D”) and design capabilities across the complete battery system and our established in-house manufacturing capability. This vertical integration capability gives us the flexibility to produce key materials in-house to manage supply and cost of materials. We believe we are one of the very few leading battery solution providers that can provide highly customized battery systems with the ability to address a range of battery materials, manufacturing, application engineering and design issues. The ability to work with partners and customers across the design process enables us to better understand customers’ needs and allows us to customize our products to their specific requirements.

Our vertical integration also enables a quicker and more coordinated development process for new technologies and products. It also ensures better quality and cost control during the manufacturing process. Furthermore, by managing each design step, from battery chemistry to power system, we can better protect our intellectual property and know-how.

Proven track record of innovation

We have adopted a customer focused approach in directing our R&D efforts in order to develop battery technologies that are bespoke to the requirements of commercial vehicle owners. We focus on building our battery systems from the ground up, not relying on any third-party technologies or approaches. The combination of our vertically integrated manufacturing system and cutting-edge lab research has helped us to innovate, develop and quickly commercialize new technologies and products.

We have a strong track record of product innovation, successful commercialization of such innovations, and those products being proven over many years and across many different types of commercial vehicles. For example, we first launched LTO ultra-fast charging battery technology in 2009 and put it into commercial operation in the same year. As of December 31, 2020, our LTO ultra-fast charging battery system has been sold and delivered for use in over 1,200 buses.

In 2013, we launched the second generation LTO battery system which offers higher-energy density while retaining fast-charging and long-cycle life capabilities. In 2017, we launched the NMC-1 battery system, which offers much higher-energy density while maintaining market leading fast charging and long cycle life attributes. Most recently, in 2019, we launched the NMC-2 battery system which can be fully charged in 30 minutes while providing the highest energy density fast charge batteries available on the market today.

We have a R&D team of over 500 scientists and engineers, including leading electric vehicle battery industry veterans as well as experts in the research and science community, who are focused on developing cutting edge technologies. As of September 30, 2021, we have been granted 369 patents and have 130 patent applications pending.

Large and growing customer base and applications

We have strategically prioritized the development of battery systems for commercial vehicles and energy storage applications. We believe that our battery systems have a unique combination of features: ultra-fast charging capabilities, long battery life and enhanced safety. These features are highly valued by commercial vehicles and high-performance energy storage customers who are sensitive to the total cost of ownership.

We can count as our customers some of the leading global bus OEMs including Yutong, Higer, Foton, King Long, VDL and Wright Bus. With our batteries being deployed across a broad range of commercial vehicles, including automated guided vehicles, port equipment, mining trucks, fork-lift trucks, we have customer relationships with the likes of Kion, Kalmar, Kone Cranes, Linde, PSA Singapore and Gaussin. All of these names are recognized as leading OEMs in their particular area of focus.

Experienced and visionary senior management team with highly motivated employees

Mr. Yang Wu, our Founder, Chief Executive Officer and Chairman, and Dr. Wenjuan Mattis, our Chief Technology Officer, have led us in successfully innovating and commercializing new technologies. Mr. Wu is a visionary leader and entrepreneur with over 25 years of experience in technology development. While most of our competitors were still focusing on developing lithium iron phosphate-based battery technologies, he focused on developing a new battery technology to create an ultra-fast charging battery to address the key constraints for electric vehicle development. Dr. Mattis has over 16 years of experience in the Li-ion battery industry and has 22 publications and 81 patents.

Our senior management team also includes Mr. Yanzhuan Zheng, our Chief Financial Officer. Mr. Zheng has over 20 years of experience in accounting, finance and capital markets. Our expansion to regions beyond the Asia & Pacific region is led, for the U.S., Canada and South America markets, by Mr. Shane Smith, and for Europe, Middle East and North Africa markets, by Mr. Sascha Kelterborn. Mr. Smith and Mr. Kelterborn are both experienced senior managers with more than 20 years international business experience.

As we grow, we remain focused on hiring employees who share the same ethos. We have built a team focused on developing innovative solutions to the problems faced by electric vehicle batteries, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our Strategies

Our strategy is to globally market our competitive product portfolio. Initially, we intend to focus our sales and marketing efforts for our battery solutions in commercial vehicles and energy storage customers, where our vertical integration and high-performance technology can address the challenging and diverse set of requirements desired by these customers. For passenger electric vehicles and consumer electronics applications, we are marketing our FCG cathode and polyaramid separator components to manufacturers that need better materials to meet demands for higher energy densities and greater intrinsic safety.

Global market presence

After primarily being focused on the PRC and the Asia & Pacific regions, we are expanding our presence and product promotion to Europe and the U.S. to capitalize on the rapidly growing electrification markets. In 2021, we are launching a marketing campaign to introduce us to more potential customers in regions outside the Asia & Pacific region and adding more employees to support business development.

The European market presents enormous growth opportunities for electric vehicles, driven by higher emission standards, reduced total cost of ownership compared to gas-based combustion engines and growing environmental awareness. In the U.S., we believe a new political administration is likely to push the electrification revolution through regulation. In pursuing contract opportunities with industry-leading companies in the U.S., we have seen how our potential customers recognize the lower total cost of ownership for commercial vehicles and are seeking alternative forms of energy for energy storage applications.

Our growing operations in Europe and the U.S. are conducted through our subsidiaries in Germany and the U.S.. Revenues generated in these regions are expected to be used to continue to fund operations and growth in those geographies.

In addition, as we expand our presence globally, we will continue to invest in our existing partnerships in the PRC and the Asia & Pacific region and continue to grow our business there.

Improve performance and reduce total cost of ownership of our battery systems

The total cost of ownership is an important criterion for commercial electric vehicle and energy storage system customers. In order to maintain our leading position in the market, we will continue investing in R&D for our high performing battery technology and seek new innovations to further lower cost.

For battery system solutions, this means continuing to develop new battery cells and modules and improving the energy densities of our existing batteries. Our R&D team is constantly working to integrate new designs, technologies and materials into our cells to enhance performance and lower the cost. We have used this approach to develop cells with various chemistries (LTO, LFP, NMC-1, NMC-2), and to provide a variety of products (LpTO, LpCO, MpCO, HnCO) with different energy densities, fast charge times and cycle life.

One important strategy we have employed historically, and will continue to focus on going forward, is the research emphasis on advanced materials to enhance our products. For example, our 2019 R&D 100 Award for a battery incorporating our unique FCG and polyaramid components showcases how new materials enable higher energy density and longer cycle life products as well as improving performance and lowering total costs of ownership. Improving performance at the base components has the added advantage of making both our battery solutions and our component products more attractive.

Expand manufacturing capacity to meet growing demand

We plan to prudently expand our manufacturing capacity to capture the large and growing market opportunity for electric vehicles. Our capacity expansion will be phased in based on our ongoing assessment of medium- and long-term demand for our products. We have reached manufacturing capacity of approximately 3 GWh per year as of December 31, 2020. We plan to achieve a total manufacturing capacity of 11 GWh per year by 2025 to support market demand for our existing products. As for battery components, we plan to expand our manufacturing capacity for the polyaramid separator and FCG cathode.

In the fourth quarter of 2021, we completed building a 170,000 square foot facility near Berlin, Germany and installed a fully automated battery module line and started the ramp up phase of the serial production. We are also in the process of installing a semi-automated pack equipment line to support anticipated demand. This facility, once fully equipped, can support up to 6 GWh capacity. In light of anticipated EU regulations designed to require battery cell production to be located in Europe and “green” energy usage for battery production and the introduction of a “battery passport”, we anticipate that in the near future we will need to build additional cell capacity in Europe to meet local demand.

In 2021, we expect to begin converting an existing building we purchased in Clarksville, Tennessee to support 2.0 GWh of cell, module and pack capacity. It is anticipated that this facility will primarily serve our customers in the U.S.

With facilities and resources in the PRC, Europe and the U.S., we have manufacturing capabilities that are close to our customers and poised to meet our customers’ demand. Our strategic footprint also addresses national interest concerns and tariffs and reduce logistic expenses.

Our Solutions, Technologies and Applications

Our Solutions

We are in the business of developing and selling innovative, and industry-leading, energy storage solutions to OEM customers. In addition to designing and manufacturing the physical battery system, we offer services such as engineering and design, maintenance and support services.

The battery system is based on our proprietary LTO, LFP, NMC-1 or NCM-2 cell products. The cells are then made into battery modules, which are then assembled into a battery pack. We handle the manufacturing of the cell, module and pack and work with the OEM to customize the battery system, so it can be integrated into their vehicles. The battery pack maybe air-cooled, or liquid cooled and is designed with a flexible layout to accommodate different cell numbers and multi-layering with frames. In some cases, battery management software and installation may be provided to the customer. The battery management software monitors the battery, improving the safety and thermal control, which enhances the battery system lifetime and cost efficiency. For the packs, we assemble using standard components, making them easier to install and maintain.

As part of the customization process, we conduct feasibility testing using a prototype of a customer’s vehicles to obtain feedback from the customer to customize the battery system for the customer’s specific use. We install the battery systems for our customers after we deliver the battery systems to them. We also provide maintenance services and train our customers’ staff on the use and maintenance of our products.

We currently sell our battery systems primarily to OEMs for use in electric commercial vehicles. Our battery systems have a number of other applications, including (a) as energy storage for renewable energy generators and utility grids, (b) for frequency regulation and (c) as uninterrupted power supply in other high-power electric equipment and devices. In addition, we can sell components of our battery system, such as the FCG cathode or polyaramid separator, to other manufacturers focused on passenger electric vehicles.

Our Technologies

We have been developing technologies for fast charging, long life, high safety batteries since the research objectives were outlined in 2008. Since then, we have developed technologies spanning the battery system production through our vertical integration approach, from basic cell materials like cathode, anode and separator, to cooling systems and software controls for the battery pack. Some of the key highlights from our technology portfolio are:

Battery Cell Materials

•        Polyaramid Separator — Our separator, conceived and developed entirely within the Company, is significantly more stable under heat than traditional poly-ethylene separators. Polyaramid is similar to Kevlar, the material that is used in bullet-proof vests, and its excellent thermal properties (stable to nearly 300°C in air) are well known, but only we have developed the techniques necessary to form this material into ~10um thick, meters wide and hundreds of meters long porous separator material that is suited for Li-ion batteries. The material is currently being evaluated through a U.S. Advanced Battery Consortium grant, and the project manager from one of the big three OEMs describes this technology as “the greatest breakthrough in Li-ion battery (“LIB”) separator technology in 20 years.”

•        Lithium Titanium Oxide (LTO) — Our LTO powder is specifically manufactured to promote high power operation, making it ideal for ultra-fast-charging applications. LTO is the safest Li-ion battery anode material on the market today because it’s one of the only anode materials inherently stable against traditional Li-ion electrolytes.

•        Full Concentration Gradient (FCG) Cathode — Our gradient cathode was licensed from Argonne National Labs in 2017. Since then, we have developed significant, flexible manufacturing know-how to produce the material with minimal cost increases compared to normal NMC materials. By controlling the concentration of metals within a particle, the material’s safety can be enhanced. This is because the gradient is a designer cathode, meaning the material design can be tailored for specific end uses and cells/customers can receive a unique material product explicitly for their needs. This customization makes the technology well suited for ultra-fast charge and low-cost advanced Li-ion cells. We believe this technology is especially well suited going forward for the development of materials that greatly reduce or eliminate cobalt from the cathode.

•        Non-Flammable Electrolyte — Since Li-ion batteries typically use flammable organic solvents, they have the potential, under certain conditions to catch fire. Our technology, protected through patents and trade secrets, will not catch fire even if a flame is directly brought in contact with a cup of the electrolyte formulation. Using our electrolyte greatly retards, and in some cases can stop entirely, a Li-ion cell from catching fire. Reducing the flammability of Li-ion cells is an important safety feature that we believe will become even more sought after as the market pushes towards ever higher, and hence less stable, energy density cells.

Cell Chemistry

•        LTO — This material is used in place of the typical graphite on the anode. LTO greatly enhances the Li-ion cell’s safety and fast charge ability, at the cost of some energy density. Our cells using LTO have exceptional lifetimes. Our cells using LTO have successfully addressed a key problem for the technology, cell gassing. By eliminating the gas generation during cycling, our cells can have exceptionally long performance lifetimes.

•        LFP — One of the safest cathode options, LFP is manufactured from low cost materials making it highly affordable. Our LFP cells were developed at the behest of a Chinese OEM, and our technology was selected over one of the biggest battery companies in the world because our performance and price was superior to the competitors.

•        NMC — Applications requiring higher energy cell density today must be built using the layered metal oxide crystal structure (which includes NMC, NCA, NMCA and FCG). Our cells based on this chemistry have some of the best cycle performance available today, which we attribute to our better understanding of the various cell materials from our vertical integration structure. By controlling the cathode and separator technologies going forward, our NMC cells will have lower prices and enhanced safety compared to many of our competitors’ products. Cells using NMC technology have been third-party evaluated by TUV and various U.S. National Labs, confirming our claims to performance.

Our Applications

Electric Buses and Other Commercial Vehicles

The ultra-fast charging capabilities of our battery systems means that electric buses equipped with our batteries would only need to charge for 10 to 30 minutes, depending on the battery chemistry. In buses, this allows a single charge for each loop or multiple loops they travel. In contrast, electric buses equipped with certain of our competitors’ technology would need to charge overnight to store sufficient energy to run an entire day. Furthermore, our battery system’s life span matches the useful life of a typical bus, which avoids the need to replace the battery during the useful life of the vehicle.

The high energy density of our battery systems makes our battery systems an ideal choice for delivery vans and trucks. It reduces the charging interval and thus ensures a smooth daily operation of the commercial vehicle by equipping sufficient energy onboard. Ultra-fast charging capability enables the use of automated guided vehicles in harbors and airports applications where 24-hour operations is required.

Materials

All Li-ion batteries are comprised of an anode, cathode, electrolyte and separator.

•        Anode — Our anode is selected historically from LTO or graphite in our product cells. In the coming years we anticipate that we will develop and market a new product that contains silicon or silicon oxide.

•        Cathode — Our LFP is sourced from a commercial supplier. For NMC, our existing products are made using commercially supplied material, and our future cell products will utilize FCG when possible. For NMC based cathodes the sourcing and availability of cobalt is a key issue for many OEM buyers. As such, we are actively engaged in research to greatly reduce or eliminate the use of cobalt from our material stream.

•        Electrolyte — Our present Li-ion cells use liquid-based electrolyte formulations. For carbonate-based electrolytes we typically elect to buy the base solvents from commercial suppliers due to lower costs from their economies of scale, and then blend solutions in-house to ensure our proprietary mixtures are not shared outside the company.

•        Separator — The separator is another key material in our Li-ion cells. While we have in the past used the industry norm PE/PP materials, we are now working to integrate as many cells as possible with our new polyaramid technology. In addition, we are actively working to build on our polyaramid knowledge to develop a solid electrolyte battery system that incorporates the polyaramid material as a component of the solid electrolytes. If the solid electrolyte approach is successful, not only will it eliminate the use of liquid electrolytes, but it will also potentially enable new anode chemistries such as lithium metal, which is needed to reach cells with over 1000 Wh/L energy densities.

Quality and Safety Control

Our batteries have passed quality and safety control testing under the QC/T 743-2006 standard by the National Coach Quality Supervision and Test Center, a non-government entity accredited to verify certain PRC government quality and safety control standards.

In September and October 2013, we were certified by Shanghai NQA Certification Co., Ltd., a third-party accreditor, to be compliant with ISO 9001:2008 and ISO/TS16949 relating to quality management systems, respectively. ISO/TS16949 is a quality management standard that is required for suppliers to the automobile industry. We have also obtained Conformitè Europëenne, European Quality Standard (“CE”) certification from SGS-CSTC (Shanghai) Co., Ltd. and Underwriter Laboratories, U.S. Quality Certification (“UL”) for product safety. Each certifying institution has its own requirements for maintaining valid certifications. Each of the UL certificates and CE certificates requires our products to be certified before they can be sold in the U.S. and the EU, respectively.

We have obtained the UN38.3 safety certification for Li-ion batteries that allows our batteries to be transported by air.

The Testing Center of MPS is accredited in accordance with ISO/IEC 17025: 2005 General Requirements for the Competence of Testing and Calibration Laboratories (CNAS-CL01 Accreditation Criteria for the Competence of Testing and Calibration Laboratories) for the competence to undertake the services we provide.

Manufacturing Capacity

We measure our manufacturing capacity in MWh, which represents energy capacity of all batteries produced for a single complete discharge, rather than the number of batteries we produce per year.

As of September 30, 2021, we had an annual manufacturing capacity of approximately 3 GWh cell, module and pack capacity, 600 tons per year of cathode capacity, 3,000 tons of electrolyte capacity and 5 million square meters for a separator pilot line in Huzhou, China.

We expect to complete the construction of a module and pack manufacturing facility near Berlin, Germany in the fourth quarter of 2021. In the U.S., we plan to add 2 GWh cell, module and pack manufacturing capacity. Additionally, we plan to add 6 GWh battery cell and module capacity and 10 million square meters of separator capacity to our facility in Huzhou, China. We are planning to increase our total battery manufacturing capacity to approximately 11 GWh per year by 2025.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible as a result of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Corporate Information

We were incorporated on April 25, 2016 as a Delaware corporation under the name “Tuscan Holdings Corp.” and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On July 23, 2021, in connection with the consummation of the Business Combination, we changed our name to “Microvast Holdings, Inc.” Our principal executive offices are located at 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477, and our telephone number is (281) 491-9505. Our website is https://microvast.com. The information found on, or that can be accessed from or that is hyperlinked to our website is not part of this prospectus.

Corporate Structure

Microvast Holdings, Inc. is a Delaware corporation that is a holding company. The following diagram shows the structure of the Company.

Microvast Holdings, Inc. (Delaware)
100%
Microvast, Inc. (Delaware)
100%
Microvast Power Solutions, Inc. (Delaware)
100%
Microvast GmbH (Germany)
91.97%
Microvast Power System (Huzhou) Co., Ltd. (PRC)
100%
Huzhou Hongwei New Energy Automobiles Co., Ltd. (PRC)
100%
Microvast Power Systems UK Ltd (UK)
100%
Microvast APAC PTE. LTD. (Singapore)
100%
Huzhou Microvast Electric Vehicle Sales Service Co., Ltd. (PRC)
100%
Huzhou Hongyang Taxi Co., Ltd. (PRC)

As a holding company, all operations of the Company are conducted through our subsidiaries, including our PRC-based subsidiaries. However, all securities being offered pursuant to this prospectus are securities of the Delaware holding company, and accordingly, no investor will acquire a direct interest in any of the equity securities of our subsidiaries. The issuance of these securities to foreign investors is not currently subject to the approval of the China Securities Regulatory Commission (the “CSRC”) or any other governmental agency of the PRC. However, given recent statements by the Chinese government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, this may not continue to be the case in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it could be subsequently denied or rescinded. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares. Please see “Risk Factors — Risks Related to Doing Business in the PRC — Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in the PRC, the profitability of our business and the value of our common stock.”

To date, no subsidiary has made any payments or transferred any cash or other assets to the Company. Currently, most of the Company’s cash on hand is the result of the Business Combination and is held by the Company in bank accounts in the U.S. The Company intends to use the proceeds from the Business Combination to fund capital expenditures and growth initiatives, primarily through its subsidiaries, in furtherance of the Company’s strategy to diversify geographically. In connection with growing its business and funding operations, for the period between January 1, 2018 and July 22, 2021, the date immediately prior to the consummation of the Business Combination, the Company (including, prior to the Business Combination, its wholly-owned subsidiary Microvast, Inc.) contributed approximately $7.7 million to the Company’s subsidiaries. Since the closing of the Business Combination on July 23, 2021 through September 30, 2021, the Company contributed or settled inter-company payables in favor of its subsidiaries in aggregate of approximately $80 million.

In order to operate in China today, each of our subsidiaries with operations in the PRC is required to obtain a business license from the Administration for Market Regulation of PRC or its competent local counterparts for their operations. Neither the Company nor its subsidiaries (even its subsidiaries in the PRC) are under the purview of the Cyberspace Administration of China (“CAC”) because we do not currently collect any personal information in our operations, and no approvals from any other entity are required to approve our or our subsidiaries’ operations. We currently possess all governmental permits, permissions and approvals required to conduct our operations as currently conducted in the PRC and in the other jurisdictions in which we operate, and to date we have not been denied any such permits, permissions or approvals.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors”, that represent challenges that we face in connection with the successful implementation of our strategy and growth plans forour business. Set forth below is a summary of the risks of investing in the Company. For a more full explanation, see “Risk Factors” beginning on page 19:

•        Our future growth depends upon the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles.

•        Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our product and/or adversely affect market acceptance.

•        We have a limited customer base and depend on a small number of customers for a significant portion of our revenues to date and this dependence is likely to continue.

•        The unavailability, reduction or elimination of, or uncertainty regarding, government and economic incentives or subsidies available to end-users and original equipment manufacturers in the PRC and abroad could have a material adverse effect on our business, financial condition, operating results and prospects.

•        In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting.

•        Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

•        We have incurred losses in the operation of our business and anticipates that we will continue to incur losses in the future. We may never achieve or sustain profitability.

•        We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and results of operations.

•        Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

•        If we are unable to anticipate customer preferences and successfully develop attractive products, we might not be able to maintain or increase our revenue and profitability.

•        Developments in alternative technology may adversely affect the demand for our battery products.

•        The battery efficiency of electric vehicles declines over time.

•        Our future depends on the needs and success of our customers.

•        We may incur significant costs as a result of the warranties we supply with our products and services.

•        If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

•        We may experience significant delays in the design, production and launch of our new products, which could harm our business, prospects, financial condition and operating results.

•        We may not be able to substantially increase our manufacturing output in order to fulfill orders from our customers.

•        Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

•        We may not be able to accurately plan our manufacturing based on our sales contracts, which may result in excess product inventory or product shortages.

•        We rely on complex machinery for our operations and production involves a degree of risk and uncertainty in terms of operational performance and costs.

•        Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

•        We rely on third parties to manufacture chargers and charging poles and to build charging stations that are necessary for using our products.

•        We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.

•        If we are unable to integrate our products into vehicles manufactured by our OEM customers, our results of operations could be impaired.

•        To the extent we enter into strategic relationships, we will be dependent upon our partners.

•        Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results.

•        Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results.

•        Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

•        Our management has limited experience in operating a public company.

•        Our planned expansion into new applications and markets poses additional risks which could adversely affect our business, financial condition and results of operations.

•        We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

•        We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources.

•        Our operations expose us to litigation, environmental and other legal compliance risks.

•        Compliance with environmental regulations can be expensive, and our failure to comply with these regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on our business.

•        Our general liability insurance may not be sufficient to cover potential liability from product liability claims.

•        We could be subject to additional tax liabilities.

•        We face risks related to health epidemics, including the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

•        Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

•        Our success depends on our ability to obtain, maintain and protect our intellectual property rights.

•        We may not be able to protect our intellectual property rights in the PRC.

•        We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

•        We are legally obligated to take back used batteries from clients and the cost of doing so may differ materially from our estimates.

•        Any future revocation of approvals or any future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on our business, financial condition and results of operations.

•        Changes in the economic and political policies of the PRC government could have a material adverse effect on our business and operations

•        Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could limit the legal protections available to you and us and could adversely affect our business, financial condition or results of operations as well as the value of our common stock.

•        Our PRC subsidiary may not continue to receive government subsidies.

•        The PRC government exerts substantial influence over the manner in which we must conduct our business activities and may intervene, at any time and with no notice. If the PRC government at any time substantially intervenes or influences our operations, such actions may result in a material change to our operations and/or the value of our common stock.

•        Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in the PRC, the profitability of our business and the value of our common stock.

•        Our operations are subject to extensive PRC government regulation, and changes to such regulations could increase our costs or limit our ability to sell products and conduct activities in China. Specifically, as a result of our extensive and significant operations in China, we could in the future become subject to regulations issued by the CAC and the requirements of the PRC’s Cyber Security Law or Data Security Law.

•        We may rely on dividends and other distributions on equity paid by our subsidiaries, including our subsidiaries in China, for our cash needs, and laws and regulations in the jurisdictions in which our subsidiaries operate, including China, may restrict our ability to make any such dividends or distributions.

•        PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC subsidiary.

•        Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

•        Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

•        Failure to comply with PRC regulations relating to the offshore investment by our PRC enterprise stockholders or our PRC subsidiary may restrict our PRC subsidiary from continuing to operate or otherwise materially adversely affect us.

•        Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

•        The PRC’s legal and judicial system may not adequately protect our business and operations and the rights of foreign investors.

•        The Public Company Accounting Oversight Board (the “PCAOB”) has been unable, and is currently unable, to inspect our independent registered public accounting, and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed companies due to lack of PCAOB inspection, including the Holding Foreign Companies Accountable Act, and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of the common stock.

•        We may be exposed to liabilities under the Foreign Corrupt Practices Act, U.K. Bribery Act, Chinese and other anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

•        If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

•        The implementation of the new PRC employment contract law and increases in the labor costs in the PRC may hurt our business and profitability.

•        If relations between the U.S. and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

•        Investors may face difficulties in protecting their interests and exercising their rights as a stockholder of ours since we conduct a significant amount of all of our operations in China.

•        We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of common stock.

•        Future resales of the common stock issued in connection with the Merger may cause the market price of our securities to drop significantly, even if our business is doing well.

•        The Charter and Bylaws contain certain provisions that limit the ability of stockholders to take certain actions and could delay, discourage or prevent takeover attempts that stockholders may consider favorable.

THE OFFERING

We are registering the issuance by us of up to 27,600,000 shares of our common stock that may be issued upon exercise of public warrants to purchase common stock. We are also registering the resale by the Selling Holders or their permitted transferees of (i) up to 293,860,085 shares of common stock and (ii) up to 837,000 warrants. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page 19 of this prospectus.

Issuance of Common Stock

The following information is as of July 23, 2021 and does not give effect to issuances of our common stock or warrants after such date, or the exercise of warrants after such date.

Shares of our common stock to be issued upon exercise of all public warrants and private placement warrants	28,437,000 shares
Shares of our common stock outstanding prior to exercise of all public warrants and private placement warrants	300,516,237 shares
Use of proceeds

We will receive up to an aggregate of approximately $327,025,500 from the exercise of all public warrants and private placement warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.

Resale of Common Stock and warrants

Shares of common stock offered by the Selling Holders (including 837,000 shares of common stock that may be issued upon exercise of the private placement warrants, 6,900,000 founder shares, 300,000 representative shares, 837,000 private placement shares, 48,250,000 PIPE Shares, 209,999,991 Merger Closing Shares, 6,736,106 Bridge Notes Conversion Shares, and 19,999,988 Earn-Out Shares)

293,860,085 shares
Warrants offered by the Selling Holders	837,000 warrants
Exercise Price	$11.50 per share, subject to adjustment as described herein
Redemption	The warrants are redeemable in certain circumstances. See “Description of Securities — Warrants” for further discussion.
Use of Proceeds

We will not receive any proceeds from the sale of the common stock or warrants to be offered by the Selling Holders. With respect to shares of common stock underlying the warrants, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such warrants to the extent such warrants are exercised for cash. We will use any proceeds received upon exercise of the warrants for cash for general working capital purposes.

Lock-up Agreements

Each of (i) the founder shares and (ii) the Merger Closing Shares are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Business Combination — Related Agreements” for further discussion.

NASDAQ Ticker Symbols	Common Stock: “MVST”
Warrants: “MVSTW”

RISK FACTORS

An investment in our securities involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this prospectus, including “Cautionary Statement About Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our securities. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our securities could decline and you may lose all or part of your investment in us. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Microvast Holdings, Inc. and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of Microvast prior to the consummation of the Business Combination.

Risks Related to Our Business

Our future growth depends upon the willingness of commercial-vehicle and specialty-vehicle operators and consumers to adopt electric vehicles.

Our growth is highly dependent upon the adoption of electric vehicles by commercial-vehicle and specialty-vehicle operators and consumers. If the markets for electric vehicles in the PRC, Europe or North America do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed, because demand for our products and services will not increase as expected or may even be reduced. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors.

Other factors may influence the adoption of electric vehicles, including, but not limited to:

•        perceptions about electric vehicle quality, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•        perceptions about electric vehicle quality, safety (in particular with respect to Li-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•        volatility in sales of electric vehicles;

•        perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems;

•        negative perceptions of electric vehicles, such as that they are more expensive than non-electric vehicles and are only affordable with government subsidies or that they have failed to meet customer expectations;

•        the limited range over which electric vehicles may be driven on a single battery charge and the effects of weather on this range;

•        the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•        concerns about electric charging infrastructure availability and reliability, which could derail past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•        concerns about charging station standardizations, convenience and cost influencing consumers’ perceptions regarding the convenience of electric vehicle charging stations;

•        concerns of potential customers about the susceptibility of battery packs to damage from improper charging, as well as the lifespan of battery packs and the cost of their replacement;

•        concerns regarding comprehensive insurance coverage related to electric vehicles;

•        developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, which could adversely affect sales of electric vehicles;

•        the environmental consciousness of consumers;

•        the availability and volatility in the cost of natural gas, diesel, coal, oil, gasoline and other fuels relative to electricity, for example, the sharp reduction in prices for gasoline in 2020;

•        the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•        concerns regarding the value and costs for upkeep of electric vehicles in the used car market;

•        the availability of enough skilled labor in after-sale services; and

•        macroeconomic factors.

In anticipation of an expected increase in the demand for electric vehicles in the next few years, we have commercialized four types of ultra-fast charging lithium battery technologies (LpTO, LpCO, MpCO and HnCO). We also intend to continue to invest in R&D of more ultra-fast charging lithium battery products and to expand the range of applications for such batteries. However, the markets we have targeted, primarily those in the PRC, Europe and North America, may not achieve the level of growth we expect. If any market fails to achieve our expected level of growth, we may have excess manufacturing capacity and may not be able to generate enough revenue to achieve or sustain our profitability.

Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our product and/or adversely affect market acceptance.

Our battery systems contain Li-ion cells, which have been used for years in laptops and cell phones. On rare occasions, Li-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. Moreover, there have been numerous widely publicized reports of electric buses bursting into flames, particularly in the PRC. The events have also raised questions about the suitability of these Li-ion cells for automotive applications. We are aware of at least two incidents occurring in our customers’ vehicles. One incident resulting in a fire arose when an electric bus powered by our battery was left on a disqualified charger overnight. The other incident resulting in a fire involved a bus that was driven through deep water in a flood for over an hour. We have subjected our battery systems to various tests and damaging treatments such as baking, overcharging, crushing or puncturing to assess the response of our battery systems to deliberate and sometimes destructive abuse. However, there can be no assurance that a field failure of our battery systems will not occur, which could damage the vehicle in which it is fitted or lead to personal injury or death and may subject us to lawsuits. Moreover, any failure of a competitor’s battery system, especially those that use a high volume of cells similar to ours, may cause indirect adverse publicity for us. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

As with any battery, our lithium-based batteries can short circuit when not handled properly. Due to the high energy and power density of lithium-based batteries, a short circuit can cause rapid heat buildup. Under extreme circumstances, this could cause a fire. This is most likely to occur during the formation or testing phase of our process. While we incorporate safety procedures and specific safety testing in our battery testing facilities to minimize safety risks, we cannot assure you that an accident in any part of our facilities where charged batteries are handled will not occur. Any such accident could result in injury to our employees or damage to our facility and would require an internal investigation by our technical staff. Our general liability insurance may not be sufficient to cover potential liability that would result from such accidents. Any such injuries, damages or investigations could lead to liability to us, cause delays in manufacturing of our product and/or adversely affect market acceptance which could adversely affect our operations and financial condition.

Our manufacturing process incorporates pulverized solids, which can be toxic to employees when allowed to become airborne in high concentrations. We have incorporated safety controls and procedures into our manufacturing processes designed to maximize the safety of our employees and neighbors. Any related incident, including fire or personnel exposure to toxic substances, could result in significant manufacturing delays or claims for damages resulting from injuries, which could adversely affect our operations and financial condition.

We have a limited customer base and depend on a small number of customers for a significant portion of our revenues to date and this dependence is likely to continue.

Due to the nature of our industry and our limited operating history, we have a limited customer base and have depended on a small number of customers for a significant portion of our revenue. In the years ended December 31, 2018, 2019, 2020 and the nine months ended September 30, 2021, we sold our electric battery products to 119, 221, 231 and 261 customers, respectively. Our top five customers accounted for approximately 45.8%, 42.7%, 31.4% and 39.4% of our revenues in the years ended December 31, 2018, 2019, 2020 and the nine months ended September 30, 2021, respectively. Our limited customer base and customer concentration could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing, or significantly reduces orders for, our products. We expect that a limited number of customers will continue to contribute a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our results of operations could be adversely affected.

The unavailability, reduction or elimination of, or uncertainty regarding, government and economic incentives or subsidies available to end-users and original equipment manufacturers in the PRC and abroad could have a material adverse effect on our business, financial condition, operating results and prospects.

We believe that, currently, the availability of government subsidies and incentives available to end-users and OEMs is an important factor considered by our customers when purchasing our batteries for electric vehicles, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Our sales volume decreased from approximately 497.9 MWh for the year ended December 31, 2018 to approximately 234.3 MWh for the year ended December 31, 2019. This decrease in sales volume was primarily attributable to a change in subsidy policies in the PRC in 2019 that resulted in delayed purchases by customers based in the PRC. Any further reduction or elimination of government and economic incentives or subsidies may result in the diminished competitiveness of the alternative fuel vehicle industry generally or electric vehicles that use our batteries in particular.

Currently, government programs in the PRC and in Europe favor the purchase of electric vehicles, including through disincentives that discourage the use of gasoline-powered vehicles. If such government programs are reduced or eliminated, or the available benefits thereunder are exhausted earlier than anticipated, demand for electric vehicles may decrease and our sales of electric battery products could be adversely affected. In addition, customers may delay taking delivery of our battery products if they believe that certain electric vehicle incentives will be available at a later date, which may adversely affect our business, financial condition, operating results and prospects.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the common stock may be adversely impacted.

Prior to the Business Combination, Microvast was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 in accordance with PCAOB auditing standards, Microvast and its independent registered public accounting firm identified two material weaknesses and other control deficiencies in its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the insufficient financial reporting and accounting personnel with appropriate knowledge of generally accepted accounting principles in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to the lack of comprehensive accounting policies and procedures manual including comprehensive book closing procedures in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, such material weaknesses have resulted in not consolidating a variable interest entity (“VIE”) of which Microvast was a primary beneficiary, which has been rectified by restatements of the consolidated balance sheets and statements of operations as of and for the years ended December 31, 2018 and 2019. Another example is that due to the lack of comprehensive book closing procedures, a cutoff error was rectified by restatement of the consolidated balance sheet and statement of operations as of and for the year ended December 31, 2019. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls.

Neither Microvast nor its independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in its internal control over financial reporting. Had Microvast performed a formal assessment of its internal control over financial reporting or had its independent registered public accounting firm performed an audit of its internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plans to continue to take measures to remediate these control deficiencies. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are now a public company in the U.S. subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 10-K beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting our own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, now that we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time-to-time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We have a limited operating history on which investors can evaluate our business, operating results and prospects. To date, we have derived our revenues principally from sales of our LpTO and LpCO battery systems, primarily for use in electric buses. Our LpTO battery system was first launched in 2009 and deployed into commercial operation the same year. Our revenues were $174.2 million, $76.4 million, $107.5 million and $85.2 million for the years ended December 31, 2018, 2019, 2020 and the nine months ended September 30, 2021, respectively. In line with our Clean City Transit plan (the “CCT Plan”), we intend in the longer term to derive substantial revenues from the sales of our battery solutions to other business segments including electric taxis, electric passenger cars, commercial vehicles and others, but have limited operating history with respect to these markets, which limits our ability to accurately forecast the take-up of our battery packs by such manufacturers. Our component manufacturing plans will also be available to outside sales, and may not be adopted or may take longer to adopt than anticipated. Our efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable and if this occurs, our financial results will be harmed.

We have incurred losses in the operation of our business and anticipates that we will continue to incur losses in the future. We may never achieve or sustain profitability.

We incurred a net loss of approximately $33.6 million for the year ended December 31, 2020 and an accumulated deficit of approximately $384.6 million since our inception in 2006 through the year ended December 31, 2020. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our higher energy cell products, which is not expected to occur until 2024, and may occur later.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries; as we expand our R&D activities; invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and results of operations.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we currently finance through various types of financings. As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses without generating sufficient revenues to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds, including through entry into joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as R&D relating to our batteries, the construction of large factories, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The demand for batteries in the transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

Lower oil prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced and governments may eliminate or modify regulations or economic incentives related to fuel efficiency and alternate forms of energy. If oil prices remain at deflated levels for extended periods of time, the demand for hybrid and electric vehicles may decrease and the demand for our batteries could be reduced, which would have a material adverse effect on our business.

In addition, alternatives to gasoline, such as compressed natural gas and biofuels, could impact the demand for electric vehicles if the distribution and costs of these alternative fuels become more attractive through innovation. Biodiesel for trucks and specialty vehicles could become more commonplace, which would directly compete with our bus and specialty vehicle batteries, which may result in decreased demand for our product.

We may not be able to maintain our competitive position if we face intense competition from other battery manufacturers, many of which have significantly greater resources.

The market for batteries used in electric vehicles and light electric vehicles is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in a decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from other manufacturers of Li-ion batteries, as well as from companies engaged in the development of batteries incorporating new technologies. There are other competitors capable of manufacturing and delivering fast-charging battery systems that can charge as quickly as our LpTO and LpCO power battery solutions and we cannot assure you that they will not also enter the markets that we are currently in or intending to enter. For example, certain battery manufacturers offer lithium-based battery solutions that can be fully charged with similar amount of time as our battery solutions, but with much shorter life cycles compared to our solutions. Other major manufacturers of high-power lithium batteries currently include Panasonic, Samsung SDI, BYD Auto, Tianjin Lishen, Boston-Power, Wanxiang Group, Amperex Technology and LG Chem. In addition, we expect vehicle manufacturers will enter the markets for our products and become our competitors. Potential customers may choose to do business with established vehicle manufacturers, because of their perception that vehicle manufacturers are more stable, have greater manufacturing capacity and capability to adapt battery products to their vehicles.

Many of these competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer, silicon anode and solid-state batteries, which are expected to compete with our existing product lines. Other companies undertaking R&D activities of solid-polymer Li-ion batteries have developed prototypes and are constructing commercial scale manufacturing facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

If we are unable to anticipate customer preferences and successfully develop attractive products, we might not be able to maintain or increase our revenue and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing customer demands in a timely manner. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by customers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products might not receive customer acceptance if customer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower revenue and excess inventory levels.

As we continually seek to enhance our products, we may incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for these additional costs.

Developments in alternative technology may adversely affect the demand for our battery products.

Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, prospects, financial condition and operating results in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors.

Our R&D efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies evolve, we plan to upgrade or adapt our energy solutions with the latest technology, in particular lighter weight modules and packs, advanced cooling methods, and advanced battery chemistry, which may also negatively impact the adoption of our other products. However, we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery products.

We mainly manufacture and market lithium-based battery systems. If a viable substitute product or chemistry to lithium-based battery systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

We mainly manufacture and market lithium-based battery systems. As we believe that the market for lithium-based batteries has good growth potential, we have focused our R&D activities on exploring new lithium chemistries and formulas to enhance our product quality and features while reducing cost. Some of our competitors are conducting R&D on alternative battery technologies, such as fuel cells and super capacitors, and academic studies are ongoing as to the viability of sulphur and aluminum-based battery technologies. If any viable substitute products emerge and gain market acceptance because they have more enhanced features, more power, more attractive pricing, or better reliability, the market demand for our products may decrease, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

Furthermore, the lithium-based battery market is characterized by rapid technological changes and evolving industry standards, which are difficult to predict. This, coupled with the frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or less marketable. For example, research on the electrochemical applications of carbon nanotechnology and other storage technologies is developing at a rapid pace, and many private and public companies and research institutions are actively engaged in the development of new battery technologies based on carbon nanotubes, nanostructured carbon materials and other non-carbon materials. If we fail to adopt these new technologies, such technologies may, if successfully developed by our competitors, offer significant performance or price advantages compared with our technologies and our technology leadership and competitive strengths may be adversely affected.

Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. To achieve this goal, we have invested and plan to continue investing significant financial resources in our R&D infrastructure. R&D activities, however, are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Accordingly, our significant investment in our R&D infrastructure may not lead to marketable products. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to lithium-based battery systems or improvements on existing lithium-based battery systems that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

We may be subject to declining average selling prices, which may harm our revenue and gross profits.

We have experienced declines in the average selling prices of our battery systems, which decreased by 6.8% from $349.9 per kilowatt hour (“kWh”) in 2018 to $326.2 per kWh in 2019, increased by 8.9% to $355.3 per kWh in 2020, and decreased by 5.48% to $330.4 per kWh in the nine months ended September 30, 2021. As production of electric power battery systems scales up and technology continues to improve, we expect the average selling prices of our power battery systems to decline over time. As a result, manufacturers of these electric products expect us to cut our costs and lower the price of our products. We may have to reduce the price of our products in order to meet market demand due to market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing our manufacturing costs on a timely basis.

The battery efficiency of electric vehicles declines over time, which may negatively influence potential customers’ decisions whether to purchase an electric vehicle.

Over time, vehicles using our battery systems will see performance decline as the battery decays, particularly in the driving range. If this turns off potential customers of electric vehicles built using our battery system, it could negatively impact our sales.

Our future depends on the needs and success of our customers, as well as the demand for our customers’ products or services.

The demand for our battery products will ultimately depend on our end-market users. Decisions to purchase our battery packs and modules may depend on the performance of the industries of our customers and if demand for output in those industries decreases, then the demand for our products may decrease as well. Demand in these industries is impacted by numerous factors, including, but not limited to, commodity prices, infrastructure spending, consumer spending, customer fleet replacement schedules, travel restrictions, fuel costs, energy demands, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products. If we are unable to predict demand accurately, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, or we may produce excess products, resulting in increased inventories and overcapacity in our production facilities, increasing our unit production cost and decreasing our operating margins.

Further, our customers’ inability to market and sell their products or services successfully, whether from lack of market acceptance or otherwise, could materially and adversely affect our business and prospects because such customers may not order new or additional products from us. If we cannot achieve the expected level of sales, we will not be able to make sufficient profits to offset the expenditures we have incurred to expand our production capacity, nor will we be able to grow our business. Accordingly, our business, financial condition, results of operations and future success would be materially and adversely affected.

Our products might fail to qualify as “domestic origin” for purposes of “Buy America” requirements imposed on the recipients of U.S. Government grants.

Some of our customers may be recipients of grants subject to regulations implemented by the U.S. Federal Transit Authority for purchases of rolling stock, including “Buy America” requirements codified at 49 C.F.R. Part 661. In some cases, our customers must ensure that our products, when incorporated into rolling stock subject to “Buy America” requirements, qualify as “domestic origin” components or subcomponents. All of our products are manufactured using parts or components that are imported from other countries. If our products manufactured from imported parts or components fail to meet the regulatory thresholds to qualify as “domestic origin” under the applicable regulations, we might be disqualified or otherwise precluded from supplying those products to customers that are subject to applicable “Buy America” requirements, or we might be liable to those customers for having failed to comply with certifications or representations that are products are “domestic origin,” each of which would likely adversely affect our business, prospects, financial condition and operating results.

We may incur significant costs because of the warranties we supply with our products and services.

With respect to our battery products, we typically offer warranties against any defects due to product malfunction or workmanship for a period of five years from the date of purchase with the option to purchase additional warranty up to a maximum of eight years. We provide a reserve for these potential warranty expenses, which is based on an analysis of historical warranty issues. In 2021, as a result of increases in the repairing cost and frequency of claims with respect to a certain legacy product sold in 2017 and 2018, the Company conducted an analysis and concluded that a particular component purchased from a supplier was not meeting the Company’s performance standards. As a result, the Company expects that the impacted legacy product sold will need to be replaced before the expiration of the warranty term. This reassessment resulted in a change in estimate for additional accrual of $34.1 million for such legacy product sold. There is no assurance that future warranty claims will be consistent with past history, and in the event we experience a significant increase in warranty claims, there is no assurance that our reserves will be sufficient. This could have a material adverse effect on our business, financial condition and results of operations.

If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. Even if we are able to develop new products, a change in our product, customer or geographic mix may cause our results of operations to differ substantially from our anticipated results in any particular period.

The battery industry has seen fast paced innovation in product life, product design and technology application. We and our competitors have made, and continue to make, investments in R&D with the goal for further innovation. The successful development and introduction of new products face the uncertainty of customer acceptance and reaction from competitors, which could materially affect the sales of our existing products. In addition, our ability to develop new products and to sustain existing products is affected by whether we can:

•        develop and fund research and technological innovations;

•        receive and maintain necessary protections for our proprietary intellectual property rights;

•        obtain necessary governmental approvals and registrations;

•        comply with relevant governmental regulations; and

•        anticipate customer needs and preferences successfully.

The failure to develop and launch new products successfully could hinder the growth of our business and any delay in the development or launch of a new product could also compromise our competitive position. If competitors introduce new or enhanced products that significantly outperform ours, or if they develop or apply manufacturing technology which permits them to manufacture at a significantly lower cost relative to ours, we may be unable to compete successfully in the market segments affected by these changes.

Even if we are able to develop new products, our manufacturing capability may not be equipped to engage in high volume manufacturing of such new products and our ability to commercialize these new products may be hindered. We may be required to invest in upgrades or modifications to our existing manufacturing processes and our technical personnel may be required to expend significant time and resources in order to enable our existing manufacturing lines to produce our new products. Any such requirement to make such upgrades or modifications may be costly and affect our ability to commercialize any new products, which may adversely affect our business, financial condition, operating results and prospects.

Even if we are able to develop and commercialize new products, our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. We also may not effectively transition our components design and technology to achieve acceptable manufacturing yields using the technologies necessary to satisfy our customers’ product needs, or we may encounter quality problems with the battery systems we manufacture. If we are unable to timely and cost-effectively develop components with leading technology and overall quality, our ability to sell our battery systems may be significantly diminished, which could materially and adversely affect our business and financial results.

In addition, as a result of our vertical integration of components manufacturing, we make more capital investments and carry a higher percentage of fixed costs than we would if we were not vertically integrated. If our overall level of manufacturing decreases for any reason, and we are unable to reduce our fixed costs to match sales, our components manufacturing assets may face under-utilization that may impact our operating results. We are therefore subject to additional risks related to overall asset utilization, including the need to operate at high levels of utilization to drive competitive costs and the need for assured supply of components that we do not manufacture ourselves. In addition, as a result of adverse labor rates or availability, we may be required to increase investments in automation, which may cause our capital expenditures to increase. If we do not adequately address the challenges related to our components manufacturing operations, our ongoing operations could be disrupted, resulting in a decrease in our revenue or profit margins and negatively impacting our operating results.

We may experience significant delays in the design, production and launch of our new products, which could harm our business, prospects, financial condition and operating results.

Our R&D team is continually looking to improve our battery systems. Any delay in the financing, design, production and launch of our new products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and to the extent we delay the launch of the items identified above, our growth prospects could be adversely affected as we may fail to grow our market share, to keep up with competing products or to satisfy customers’ demands or needs.

We may not be able to substantially increase our manufacturing output in order to fulfill orders from our customers.

We expect to expand our battery manufacturing capacity to meet the expected demand for our products. This expansion will impose significant added responsibilities on our senior management and our resources, including financial resources and the need to identify, recruit, maintain, and integrate additional employees. Our proposed expansion will also expose us to greater overhead and support costs and other risks associated with the manufacture and commercialization of new products. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such expansion could harm our business, prospects, results of operations and financial condition. Even if we succeed in expanding our manufacturing capacity, we may not have enough demand for our products to justify the increased capacity. If there is persistent mismatch in the demand for our products and our manufacturing capacity, our business, financial condition and results of operations could be adversely affected.

We expect to use some of the proceeds from the Business Combination to expand our manufacturing facilities to increase our manufacturing output to meet increased demand for our products. However, our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

•        delays by our suppliers and equipment vendors and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;

•        delays in government approval process or denial of required approvals by relevant government authorities;

•        diversion of significant management attention and other resources; and

•        failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to fulfill customer orders or achieve the growth we expect. Under our supply agreements with our customers, we would typically be liable to pay a charge of between 0.001% and 0.5% of the total contract price per day for our delay in delivering products, as well as any resulting costs and expenses incurred by the customers. In addition, if we are unable to fulfill customer orders, our reputation could be affected, and our customers could source battery systems from other companies. The combination of the foregoing could adversely affect our business, financial condition and results of operations.

Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

We manufacture our products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by improving our manufacturing and development operations. Historically we have manufactured our product in the PRC, but intend to perform more manufacturing in Europe and North America in the future. We depend on the performance of our manufacturing operations to manufacture and deliver our products to our customers. If we are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

We may not be able to accurately plan our manufacturing based on our sales contracts, which may result in excess product inventory or product shortages.

We typically have a short delivery window to deliver goods to our customers once an order has been placed. To meet short delivery deadlines, we generally decide on our manufacturing level and timing, procurement, facility requirements, personnel needs, and other resources requirements based on an estimate taking into account forecasted demand, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders. In either case, our results of operation maybe adversely affected.

We rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs.

Both our pilot manufacturing facilities and our large-scale manufacturing facility require large-scale machinery. Such machinery suffers unexpected malfunctions from time-to-time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. While the manufacturing equipment field is maturing there are still significant changes and improvements occurring with respect to manufacturing devices. Such changes pose a risk that our manufacturing line will become outdated faster than anticipated. Expenses to upgrade equipment to more cutting-edge designs may be necessary, raising costs.

New component materials developed through our vertically integrated manufacturing process may require new, advanced equipment to produce. During the scale-up of new components it may be difficult to predict a number of cost and risk factors including material yields, operation times, environmental hazards, utility needs, optimal equipment design, and necessary maintenance cycles which could add time and cost risks. Once scaled, the process may be found economically unfeasible.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that are highly technical and complex and will require modification and updates over the life of a battery pack. In addition, certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We rely on third parties to manufacture chargers and charging poles and to build charging stations that are necessary for using our products. Our ability to market our products depends on the establishment of charging station networks that meet the needs of our products. If any of the charging station networks are not compatible with our products and technologies, our sales could be adversely affected. The lack of a network or a compatible network could affect the implementation of our strategy and adversely affect our business and our operating results.

We design, develop and manufacture electric power battery systems for electric vehicles. However, we do not manufacture chargers or charging poles that are necessary for using our products. In addition, we rely on third parties, such as city governments, utility providers and private investors, to build charging stations. A key part of our CCT Plan that aims to introduce our battery systems to electric buses, then to taxis and finally to passenger cars is premised on establishing compatible charging station networks in urban areas that accommodate our technologies and products. If no charging station network is built in markets in which we target our products, there would be little demand for electric battery products in that area. Even if such a network were built, it might not be compatible with our products, in which case the demand for our technologies and products in those markets would be limited, which could affect the implementation of our strategy and our business and our operating results may be adversely affected.

Further, existing charging station networks have not been established under a uniform standard and could diminish our sales if any of the networks are not compatible with our products and technologies. In particular, our products and technologies require charging stations that can provide high voltages compared to existing charging stations for ultra-fast charging to function. In order for our fast-charging battery systems to become widely adopted in electric buses, electric taxis and electric passenger cars, a critical mass of compatible fast-charging stations must be installed and in operation in any given urban area that we plan to enter. Establishing a network of fast-charging stations requires significant capital investment and government approvals. It also requires government regulators to believe that the merits of fast-charging stations support the costs of such construction. If a sufficient number of charging stations that accommodate our products and technologies cannot be built up and be functional in a timely manner, it will be difficult for us to retain our existing customers and to attract new customers. As a result, our business, results of operations, financial condition and prospects may be materially and adversely affected.

The ultra-fast charging infrastructure created for electric city buses are presumed to be compatible with electric taxis and electric passenger vehicles installed with our battery systems, which ensure that the voltage system, connector and control communications are compatible with the taxi or passenger vehicle battery system. As we do not produce or own the charging stations, there can be no assurance that they would be made available to or continue to be compatible with taxis and passenger vehicles that are installed with our batteries. If the charging stations are not made available or are no longer compatible, the implementation of our strategy and our business and our operating results may be adversely affected.

If emerging standards in charging station networks are not compatible with our current products or in-development products and technologies, we may miss market opportunities and our financial performance will suffer. If other companies’ products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could diminish. As standards emerge, such as those in the PRC which include specifications for hardware, connecting equipment and service networks and standards for communication and inspection, compatibility of prior fast charging stations envisioned in our CCT Plan could be made obsolete.

We also incorporate materials manufactured by third parties into our products. If there are quality issues with respect to these third-party components included in our battery systems, we may not discover the issue until after our products have been shipped and installed. In addition, we may have little or no recourse against these third-party suppliers arising out of warranty claims made by our customers. We have determined that certain “tabs” manufactured by a third-party and included in a batch of our batteries were defective and have, as a result of claims made by our customers, incurred warranty claims to date of approximately $5 million to cover this issue.

We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.

We currently purchase certain key raw materials for our electrodes and a variety of other components from third parties, some of which we only source from one supplier or from a limited number of suppliers. We do not have any long-term contracts with suppliers of raw materials and components, and our current suppliers may be unable to satisfy our future requirements on a timely basis. Moreover, the price of purchased raw materials, components and assembled batteries could fluctuate significantly due to circumstances beyond our control. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, we may be required to seek alternative sources for necessary materials and components, produce the raw materials or components in-house or redesign our proposed products to accommodate available substitutes or at reasonable cost. However, given our current state of business, we may not be able to enter into the required manufacturing supply agreements with the battery manufacturers and component suppliers. If we fail to secure a sufficient supply of key raw materials and components and we are unable to produce them in-house in a timely fashion, it would result in a significant delay in our manufacturing and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components or produce them in-house at a reasonable cost could also harm our revenue and gross profit margins.

If we are unable to integrate our products into vehicles manufactured by our OEM customers, our results of operations could be impaired.

We cooperate with our OEM customers to integrate the design of our LpTO, LpCO, MpCO and HnCO products, and any future products, into commercial and specialty electric vehicles, such as electric buses, electric cars and electric taxis. Our battery systems are composed of modules assembled from battery cells that we manufacture. OEMs often require unique configurations or custom designs for battery systems. We tailor the design of our battery systems to the electric vehicles manufactured by our OEM customers. This development process requires not only substantial lead time between the commencement of design efforts for customized battery systems and the commencement of volume shipments of the battery products to the customer, but also the cooperation and assistance of the OEMs in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our product by the OEMs. If we are unable to design and develop products that meet the OEMs’ requirements, we may lose opportunities to obtain purchase orders, and our reputation may be damaged. In addition, we may not receive adequate assistance from OEMs to successfully commercialize our products, which could impair our results of operations.

To the extent we enter into strategic relationships, we will be dependent upon our partners.

Some of our products are not intended for direct sale to end users and our business may require us to enter into strategic relationships with manufacturers of other power industry equipment that use batteries and other energy storage devices as important components of their finished products. The agreements governing any future strategic relationships may not provide us with control over the strategic relationship activities and our future partners, if any, could retain the right to terminate the strategic relationship at their option. Our future partners will have significant discretion in determining the efforts and level of resources that they dedicate to our products and may be unwilling or unable to fulfill their obligations to us. In addition, our future partners may develop and commercialize, either alone or with others, products that are similar to or competitive with the products that we intend to produce.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our products. In addition, our sales process is highly dependent on the quality of our products, our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers, and harm our business, operating results and financial condition.

We offer technical support services with our products and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

Under certain circumstances, our customers can cancel or terminate their contracts.

We have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by non-binding letters of intent and memoranda of understanding, early stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results. As a result, we expect our results of operation to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

The sales cycle for our products is lengthy, beginning from initial contact with a prospective customer to routine commercial utilization of our products, which makes it difficult for us to accurately forecast our revenue in a given period, and may cause our revenue and operating results to vary significantly from period to period. Some potential customers of our products typically need to commit significant time and resources in evaluating the technology used in our products and their decision to purchase our products may be further limited by budgetary constraints, lack of funding and numerous rounds of internal review and approval, which are beyond our control. We spend substantial time and effort assisting potential customers in evaluating our products, including providing demonstrations and validation. Even after initial approval by appropriate decision makers, the negotiation and documentation processes for the actual adoption of our products can be lengthy. As a result of these factors, based on our experience to date, our sales cycle has varied and can sometimes be four years or longer. In addition, the revenue generated from sales of our products may fluctuate from time-to-time due to market and general economic conditions. As a result, our financial results may fluctuate on a quarterly basis which may adversely affect the price of our stock.

We experience fluctuations in quarterly and annual operating results.

Our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by the demand for the end-product applications that are powered by our products. Accordingly, the battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including general economic, industry and market conditions, capacity ramp up by competitors, industrywide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, year-over-year comparisons should not be relied upon to predict our future performance.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could adversely impact our operating results and financial condition.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of our Chairman, Chief Executive Officer, and President, Mr. Yang Wu, our Chief Financial Officer, Mr. Yanzhuan Zheng, and our Chief Technology Officer, Dr. Wenjuan Mattis. If one or more of our other senior executives are unable or unwilling to continue to work for us in their present positions, we may encounter similar problems, but on a compounded basis. Moreover, if any of our current or former senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-competition and confidentiality clauses. However, if any dispute arises between our current or former executive officers and us, it is hard to predict the extent to which any of these agreements could be enforced in different countries.

The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel.

As a result of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly-skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly-skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly-skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business. Staff that we are unable to retain also pose a risk, since they can inform competitors of our know-how and may lessen the technological advantages over our competitors that we have developed.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could significantly increase the amount of time they devote to these activities that result in less time being devoted to our strategy and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S.. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We may acquire or invest in other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our business.

We may selectively acquire or invest in other companies or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. However, acquisitions are complex, costly and time-consuming processes and involve numerous risks. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and financial condition. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•        inability or difficulty integrating and benefiting from acquired technologies, services or clients in a profitable manner;

•        unanticipated costs or liabilities associated with the acquisition;

•        difficulty integrating the accounting systems, operations and personnel of the acquired business;

•        adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

•        assuming potential liabilities of an acquired company;

•        possibility of overpaying for acquisitions, particularly those with significant intangibles and those assets that derive value using novel tools or are involved in niche markets;

•        difficulty in acquiring suitable businesses, including challenges in predicting the value an acquisition will ultimately contribute to our business;

•        the potential loss of key employees of the acquired business; and

•        use of substantial portions of our available cash to consummate the acquisition.

Any of the above difficulties could adversely affect our ability to maintain relationships with clients, partners, suppliers and associates or our ability to achieve the anticipated benefits of the acquisition, or could reduce our earnings or otherwise adversely affect our business and financial results.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

We have expanded our presence in markets other than our main manufacturing site in PRC and may continue to do so, including acquiring foreign companies or otherwise, which could expose us to business risks not encountered in the PRC, including risks associated with the marketing, distribution and sale of our products internationally, that could limit the effectiveness of our growth strategy and cause our operating results to suffer.

For the years ended December 31, 2018, 2019, 2020 and the nine months ended September 30, 2021, we derived 16.1%, 35.4%, 38.5% and 39.0%, respectively, of our sales from outside the PRC. We currently have one wholly owned subsidiary in the United Kingdom and have made sales to the United Kingdom, Belgium, Germany and Turkey. As a result, we are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. We may in the future seek to expand our presence in markets other than the PRC, including making acquisitions that help us access new markets. Operating in new markets requires significant resources and management’s attention. Furthermore, expansion into new markets requires us to make significant expenditures, including the establishment of local operating entities, hiring of local employees and establishing facilities in advance of generating any revenue. Any efforts to expand into new markets might not be successful in creating demand for our products outside of the PRC or in effectively selling our products in the markets we enter. In addition, conducting operations in new markets, including the marketing, distribution and sale of our products, subjects us to new or unfavorable regulatory, economic and political risks that we have not generally faced in the PRC market. These risks include:

•        localization of the marketing and deployment of our products;

•        lack of familiarity with, and burdens of, complying with foreign laws, legal and commercial standards, regulatory requirements, export requirements, tariffs and other barriers, including laws related to employment or labor;

•        conforming our products to various international regulatory and safety requirements where our products are sold, or homologation;

•        difficulty in establishing, staffing and managing foreign operations;

•        difficulties attracting customers in new jurisdictions;

•        difficulty in engaging and retaining distributors that are knowledgeable about, and can function effectively, in overseas markets;

•        management, communication and integration problems resulting from cultural or language differences and geographic dispersion;

•        different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•        increased costs associated with maintaining marketing efforts in various countries;

•        new and different sources of competition;

•        increased financial accounting and reporting burdens and complexities;

•        diversion of our management’s attention and resources to explore, negotiate, or close acquisitions and to integrate, staff and manage geographically remote operations and employees;

•        sufficiency of qualified labor pools in various international markets;

•        foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the U.S., and foreign tax and other laws limiting our ability to repatriate funds to the U.S.;

•        changes in global currency systems or fluctuations in exchange rates that may increase the volatility of or adversely affect our foreign-based revenue;

•        our ability to enforce our contractual rights;

•        compliance with the anti-corruption laws, economic sanction laws and regulations, export controls and other laws and regulations regarding international business operations;

•        foreign government trade restrictions, customs regulations, tariffs and price or exchange controls;

•        preferences of foreign nations for domestically produced products;

•        uncertain political and economic climates; and

•        inability to obtain, maintain or enforce intellectual property rights in some countries.

These factors may cause our costs of doing business in markets other than the PRC to exceed our comparable costs incurred in the PRC market. Any negative impact from our business efforts in new markets could adversely affect our business, operating results and financial condition as a whole.

Additionally, as we have expanded into new markets, we have faced challenges with ensuring that our charging equipment works successfully with the charging infrastructure in such markets, including United Kingdom and Germany. If customers experience problems with the way our charging equipment works with the local charging infrastructure, or we are unable to adapt our equipment to resolve such problems, then the viability and acceptance of our vehicles in such markets could be materially and adversely affected. If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations.

To date we have focused our business on the sale of our LpTO and LpCO battery systems, primarily for use in electric buses. However, we intend to expand into new applications and expand our customer demographic in order to further grow our business. The lithium-based battery market is highly competitive and there can be no assurance that use of our products for these new applications will gain market acceptance.

In addition, we are expanding our sales in the U.S. and Europe and are seeking to further expand our presence in Asia as our businesses in those regions continues to grow. However, these markets are less tested for our products and we face risks in expanding the business to these markets, which include differences in regulatory requirements for product testing, intellectual property protection (including patents and trademarks), tax incentive policy, legal systems and rules, marketing costs, fluctuations in currency exchange rates and changes in political and economic conditions. If we cannot successfully expand into these markets as we planned, our strategic goal will be impacted and our prospects will be materially and adversely affected.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Our capital requirements will depend on many factors, including, but not limited to:

•        technological advancements;

•        market acceptance of our products and product enhancements, and the overall level of sales of our products;

•        R&D expenses;

•        our relationships with our customers and suppliers;

•        our ability to control costs;

•        sales and marketing expenses;

•        enhancements to our infrastructure and systems and any capital improvements to our facilities;

•        our ability to maintain existing manufacturing equipment;

•        potential acquisitions of businesses and product lines; and

•        general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources.

Lithium-based battery systems for use in electric vehicles are inherently complex and subject to failure, accidents or other malfunctions. Accordingly, we may be exposed to product recalls and product liability claims. The risk of product recalls and product liability claims, and associated adverse publicity, is inherent in the development, manufacturing and sale of our products. Our products and the products of third parties in which our products are a component are becoming increasingly sophisticated and complicated as advancements in technologies occur, and as demand increases for lighter and more powerful rechargeable batteries. In 2021, as a result of increases in the repairing cost and frequency of claims with respect to a certain legacy product sold in 2017 and 2018, the Company conducted an analysis and concluded that a particular component purchased from a supplier was not meeting the Company’s performance standards. As a result, the Company expects that the impacted legacy product sold will need to be replaced before the expiration of the warranty term. This reassessment resulted in a change in estimate for additional accrual of $34.1 million for such legacy product sold. Product quality and liability issues may affect not only our own products but also the third-party products in which our battery products are a component. Our efforts and the efforts of our development partners to maintain product quality may not be successful, which may result in us incurring expenses in connection with, for example, product recalls and product liability claims, and adversely impact our brand image and reputation as a producer of high-quality products. Any product recall or product liability claims seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall or product liability claim could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace, or repair affected products, and inhibit or prevent commercialization of other future product candidates.

Our operations expose us to litigation, environmental and other legal compliance risks.

We are subject to a variety of litigation, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, government contracts, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments or other damages (in certain cases, treble damages). As a business with international reach, we are subject to complex laws and regulations in jurisdictions in which we operate, including the U.S., the PRC, EU and the United Kingdom. Those laws and regulations may be interpreted in different ways. They may also change from time-to-time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structures our investments and could limit our ability to enforce our rights. See the section titled “Business — Legal Proceedings.”

Changes in environmental and climate laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in manufacturing designs, subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures.

We may fail to comply with certain health and production safety laws and regulations governing hazardous materials.

In the sourcing of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials. As a result, we are subject to extensive and evolving health and production safety laws and regulations governing, among other things: the health of our employees and safety production requirements regarding the generation, handling, storage, use and transportation of hazardous materials. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with the relevant permits, could result in fines, criminal charges or other sanctions by regulators. Furthermore, we may be ordered to rectify a noncompliance within a stipulated deadline; and if we fail to do so, we may be ordered to cease operations. From time-to-time we have had instances of alleged or actual noncompliance that may result in the imposition of fines, penalties and required corrective actions. For instance, we are required under PRC law to design and build occupational disease prevention facilities concurrently with the construction of our manufacturing facilities, where hazardous elements which adversely affect the health of our employees are generated or used. Our ongoing compliance with health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue manufacturing and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

As components of electric vehicles, our products as installed in the products of our customers are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards, could have a material adverse effect on the demand for our products, our business and our operating results.

Our products are used as components in electric vehicles. All vehicles sold must comply with applicable international, federal, and state motor vehicle safety standards, which vary by national and other jurisdictions. In the U.S., vehicles that meet or exceed all federally mandated safety standards are certified under federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by our vehicle manufacturing customers to satisfy motor vehicle standards could have a material adverse effect on our business and operating results.

Moreover, we may incur our own significant costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

To the extent the laws become more stringent or otherwise change, our components or the vehicles into which they are incorporated may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws of which we are unaware in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our business or our customer’s ability to sell products could have a negative and material impact on our business, prospects, financial condition and results of operations.

Compliance with environmental regulations can be expensive, and failure to comply with these regulations may result in monetary damages and fines, adverse publicity and have a material adverse effect on our business.

As a manufacturer, we are subject to various environmental laws and regulations on air emission, waste water discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge other toxic, volatile and hazardous chemicals and wastes in our research, development and manufacturing activities. At our primary manufacturing site, under the PRC environmental regulations, we are required to maintain the pollutant emission levels at each of our facilities within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for our water and air emissions. We are also required to design and build environmental treatment facilities concurrently with the construction of our manufacturing facilities, where waste air, waste water and waste solids we generate can be treated in accordance with the relevant requirements. In addition, certain laws and regulations require enterprises like us that generate hazardous wastes, to engage companies which are licensed and qualified to process the hazardous wastes, and to collect, store, dispose of and transfer the hazardous waste. If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance, and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous wastes may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous wastes or our noncompliance with environmental regulations, such third parties may seek damages from us. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent, especially in the PRC. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous wastes or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease operations. Failure to comply with environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

To the extent we ship our products outside of the PRC, or to the extent our products are used in products sold outside of the PRC, they may be affected by the following: the transportation of non-rechargeable and rechargeable lithium batteries is regulated by the International Civil Aviation Organization (the “ICAO”), and corresponding International Air Transport Association (the “IATA”), Pipeline & Hazardous Materials Safety Administration (the “PHMSA”), Dangerous Goods Regulations and the International Maritime Dangerous Goods Code (the “IMDG”), and in the PRC by General Administration of Civil Aviation of China and Maritime Safety Administration of the PRC. These regulations are based on the United Nations, or UN, Recommendations on the Transport of Dangerous Goods Model Regulations and the UN Manual of Tests and Criteria. We currently ship our products pursuant to ICAO, IATA and PHMSA hazardous goods regulations. The regulations require companies to meet certain testing, packaging, labeling and shipping specifications for safety reasons. We comply with all current PRC and international regulations for the shipment of our products, and will comply with any new regulations that are imposed. We have obtained certificates for safe transport of goods for shipping our lithium battery products by air and water. If we are unable to comply with the new regulations, however, or if regulations are introduced that limit our ability to transport our products to customers in a cost-effective manner, this could have a material adverse effect on our business, financial condition and results of operations.

Our general liability insurance may not be sufficient to cover potential liability from product liability claims.

We currently have general liability insurance with an annual limit of up to approximately $56.9 million to cover liabilities arising from product liability claims or product recalls worldwide (excluding the U.S. and Canada), which may not be sufficient to cover potential liability claims. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product recalls and product liability claims could prevent or inhibit the commercialization of our product or could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share, and if any of our products are found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacements, provide refunds, or pay damages. We cannot assure you that as we continue distribution of our products that we will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Even if we maintain adequate insurance, any successful claim could materially and adversely affect our reputation and prospects, and divert management’s time and attention. If we are sued for any injury allegedly caused by our future products, our liability could exceed our total assets and our ability to pay such liability. In any case, we may still be required to incur substantial amounts to cover costs associated with product recalls and/or to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect results operations and severely damage our reputation.

The enactment of legislation implementing changes in the U.S. to taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the U.S. are repatriated to the U.S., as well as changes to U.S. federal income tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to our international business activities, any changes in the U.S. federal income taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

We could be subject to additional tax liabilities.

We are subject to federal, state and local taxes in the U.S. and are also subject to tax in certain foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through wholly-owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

According to the Enterprise Income Tax Law (the “EIT Law”) of the PRC and the Regulation on Implementing the EIT Law, related party transactions must be conducted on an arm’s-length basis. Such transactions between related parties may be subject to audit or scrutiny by the PRC tax authorities within 10 years after the taxable year when the transactions are conducted. If the relevant PRC tax authorities determine that the related party transactions occurred in PRC have not been conducted on an arm’s-length basis, they may adjust the taxable income of our PRC subsidiary through a transfer pricing adjustment and impose additional taxes (together with applicable interest) on our PRC subsidiary, as well as penalties for under-reporting of taxable income.

The uncertainty in global economic conditions could negatively affect our operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. The uncertainty in global economic conditions varies by geographic segment and can result in substantial volatility in global credit markets. Credit volatility could impact our working capital for manufacturing, or result in cost changes or interruptions to suppliers whose components we rely upon if we are unable to access the needed credit for our operations. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and result in a material adverse effect on our business, cash flow, results of operations and financial condition.

We face risks related to health epidemics, including the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

We face various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact our sales and marketing activities, the construction schedule of manufacturing plants, and the production schedule of our battery systems. For example, our manufacturing site in the PRC was ordered closed in February 2020 for approximately one month due to COVID-19, and as a result, production and development plans were delayed. In addition, various aspects of our business and manufacturing plant cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our manufacturing and building plans, sales and marketing activities, business and results of operations.

The spread of COVID-19 has caused us to modify our business practices (including employee travel, recommending that all non-essential personnel in the U.S. work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, vendors and business partners to perform, including third party suppliers’ ability to provide components and materials used in our products. We may also experience an increase in the cost of raw materials used in our commercial production. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could have a material adverse effect on the demand for our customers products. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing electric vehicles for other traditional options. Decreased demand for our electric vehicles, could negatively affect our business.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, our operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as we do. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions.

Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions. We have adopted internal policies and procedures regarding social media, which may not be effective in preventing the inappropriate use of social media platforms, including blogs, social media websites and other forms of Internet-based communications. These platforms allow individuals access to a broad audience of consumers, investors and other interested persons. The considerable expansion in the use of social media over recent years has increased the volume and speed at which negative publicity arising from these events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. The use of such platforms by our officers and other employees and former employees could in the future increase our costs, cause damage to our brand and reputation, result in the disclosure of confidential information, lead to litigation or subject us to regulatory inquiries, penalties and other restrictive sanctions and adverse consequences if the SEC, the Department of Justice, or any other government agency were to pursue legal action in the future. In addition, negative or inaccurate posts or comments about us on social media platforms could damage our reputation, brand image and goodwill, and we could lose the confidence of our customers and partners, regardless of whether such information is true and regardless of any number of measures we may take to address them.

Risks Related to our Intellectual Property

We rely substantially on unpatented proprietary technologies.

Our success depends in part on our ability to protect our proprietary trade secrets, confidential information and know-how, technology, trademarks and other intellectual property and intellectual property rights. To do so, we rely generally on copyright, trademark and trade secret laws, confidentiality and invention assignment agreements with employees and third parties, and other agreements with consultants, vendors and clients. Specifically, we rely substantially on unpatented proprietary technology. A significant number of our material proprietary technologies are know-how or trade secrets. For example, our proprietary polyvinylidene fluoride separator that allows for faster charge rates is unpatented. To protect our trade secrets, know-how and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurance that employees, consultants, vendors and clients have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, a third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases, we may not be able to assert any trade secret rights against such parties. Costly and time-consuming litigations could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to our or competing technologies, our competitive business position could be materially and adversely affected. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

Our success depends on our ability to obtain, maintain and protect our intellectual property rights.

We rely on our trademarks, service marks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We also rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we financially may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement.

In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Some of our patents and patent applications may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Issued patents may be challenged, narrowed, invalidated or circumvented. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of non-U.S. countries may not allow us to protect our inventions with patents to the same extent as the laws of the U.S. and Europe. Because patent applications in the U.S., Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the U.S., Europe, and the PRC and in other non-U.S. countries cannot be predicted with certainty and, as a result, any patents that we own may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

In some instances, we may have legal grounds to enforce our rights related to our patented technology, but may elect not to do so as a result of the cost of litigation or the limited value in enforcing our patent rights.

We may not be able to protect our intellectual property rights in the PRC.

The validity, enforceability and scope of protection available under the relevant intellectual property laws in the PRC is uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws has historically been deficient and ineffective. Accordingly, the protection of intellectual property rights in the PRC may not be as effective as in the U.S. or other developed countries. There can be no assurance that our intellectual property rights will not be challenged by third parties or found by a governmental authority to be invalid or unenforceable. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs, loss of our proprietary rights, and diversion of resources and management’s attention.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation in the U.S., Europe and the PRC involving patents and other intellectual property rights. Companies in the battery industry are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications which could be related to our business. For example, we are aware of third-party patents and patent applications (if issued) that may be construed to cover one or more of our products or technologies. If these patents or patent applications (if issued) are asserted against us and we are found to infringe any of these patents, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our products or technologies. Although we generally conduct a freedom to operate search and review with respect to our products and technologies, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the U.S. and abroad that is relevant or necessary to the commercialization of our products or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose primary business is to assert infringement claims or make royalty demands. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be patent applications pending related to our technologies, many of which are confidential when filed. We rely substantially on unpatented proprietary technology, which may make it more difficult to protect and enforce our intellectual property rights. We cannot assure you that we will have meaningful protection for our trade secrets, know-how or other intellectual property and proprietary information in the event of any unauthorized use, misappropriation, or disclosure, which could have a material adverse impact on our business.

Third parties may infringe, misappropriate or otherwise violate our intellectual property or proprietary rights or we may be required to defend against claims of infringement, misappropriation or other violations of the intellectual property or proprietary rights of a third party. To counter infringement or unauthorized use claims or to defend against such claims can be expensive and time consuming. If we are party to an intellectual property-related proceeding and even if such proceeding is resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, manufacturing, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Moreover, many of our current and potential competitors may dedicate substantially greater resources than we can to the protection and enforcement of intellectual property rights, especially patents. Incurring significant expenses and distracting our personnel for an intellectual property-related proceeding could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to Li-ion battery technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain, expensive and time-consuming. We may receive in the future notices that claim we or our clients using our products have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of products among competitors overlaps. If we are sued by a third party that claims that our technology infringes its rights, the litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention, and resources, damage our reputation and brand and substantially harm our business. Further, in some instances, our agreements with our clients include indemnification provisions under which er agree to indemnify such parties for losses suffered or incurred in connection with third party claims for intellectual property infringement. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may also require us to do one or more of the following:

•        cease offering or using technologies that incorporate the challenged intellectual property;

•        make substantial payments for legal fees, settlement payments or other costs or damages to the party claiming infringement, misappropriation or other violation of intellectual property rights;

•        obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all; or

•        redesign technology to avoid infringement, which may not be feasible.

Our failure to develop non-infringing technologies or license the intellectual property or the proprietary rights on a timely basis would harm our business, possibly materially. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. If we were to discover that our products violate third-party proprietary rights, there can be no assurance that we would be able to continue offering our products on commercially reasonable terms, or at all, to redesign our technology to avoid infringement or to avoid or settle litigation regarding alleged infringement without substantial expense and damage awards. Any intellectual property litigation or proceeding could have a material adverse effect on our business, results of operation and financial condition.

We may have difficulties transferring and communicating technology globally, especially if communications and visa processes between the PRC and other countries worsen.

In different parts of the world the technology platforms that are used to facilitate communication between staff are different, or in some cases banned. For example, the PRC has banned a number of technology apps, and the U.S. has recently discussed banning the communication platform WeChat. As the options for communication becomes restricted, it may become difficult to efficiently coordinate complex manufacturing supply chains in a global setting, causing delays or missed income opportunities.

In addition, as most of our historical business is located in PRC, visa’s being issued for staff to be trained in the PRC, or vice versa, may be restricted or denied, limiting our ability to train and pass along proprietary information efficiently. In some cases, the software used may need to be different, which makes it difficult to share certain engineering documents and resources between global subsidiaries. Delays due to inefficiencies in communication and file sharing may impact decision making, lead to errors, and affect our ability to maximize profit.

Risks Related to Doing Business in the EU

We are legally obligated to take back used batteries from clients and the cost of doing so may differ materially from our estimates.

According to the Directive 2013/56/EU, which amended the Directive 2006/66/EC and which has been implemented in Germany with the German Battery Act (Batteriegesetz), we are obligated, in several countries, to take back and recycle or otherwise safely dispose of all batteries we directly sell as producer free of charge for our clients. We will begin selling batteries and battery systems in 2021 as a direct producer in the European market. As our batteries have an expected life-span of approximately ten years, we expect the next tranche of end-of-life batteries to be returned to us in 2031 at the latest, a cycle which we expect to be ongoing. In order to address the financial and other risks associated with battery exchange, we have decided to either exchange batteries ourselves or to sell them to partners such as Umicore following their second ten-year life cycle. We estimate that roughly half of the batteries we have sold will be refurbished and resold while the remaining batteries are expected to be recycled or reutilized for other purposes.

Changes in regulatory policies and customer practices could have a material adverse effect on our business and operations.

New European regulations that will likely be in place by 2025 will push local (European) battery cell production and “green” energy usage for battery production. Battery passports may be introduced. These topics are already under discussion at the EU level.

OEM customer requirements for locally produced battery cells are starting to come into force. This will lead to increased competitiveness in the European market, as all major cell manufacturers will be localized with European cell production (e.g. CATL, LG, S-Volt, Samsung SDI and Northvolt).

Risks Related to Doing Business in the PRC

Any future revocation of approvals or any future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on our business, financial condition and results of operations.

PRC regulations relating to foreign ownership in the power battery manufacturing industry, including the manufacturing of our current main products, as set out in the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, have been revised periodically over the past decade. When we established our PRC subsidiary as a wholly foreign owned enterprise (“WFOE”), in December 2006, the then applicable Catalogue did not set forth any restrictions over foreign ownership of companies engaged in the manufacturing of power batteries. In the revised Catalogue effective as of 2007, only Sino-foreign equity joint ventures were permitted to engage in the manufacturing of power batteries (nickel-metal hydride or Li-ion) which are used in vehicle electronic systems, but the manufacturing of high-tech green batteries, such as power nickel-metal hydride batteries, nickel-zinc batteries and Li-ion batteries, remained free of foreign ownership restrictions. In 2008, our PRC subsidiary changed its business scope to include the research, development, manufacturing and relevant follow-up servicing of electricity-storing systems (including Li-ion batteries), which we believe are classified as high-tech green batteries, and the change of business scope was approved by the relevant authority. Under the Catalogue effective as of 2012 and the Catalogue effective as of 2015, foreign ownership in the manufacturing of high energy power batteries (energy density 2:110 watt hours per kilogram (“Wh/kg”), cycle life 2:2,000 times) will not exceed 50%. Our PRC subsidiary’s business falls under such restricted category in such Catalogue effective as of 2012 and 2015, although no such category existed when our PRC subsidiary was approved to engage in such business in 2008. In 2012, after the 50% foreign ownership limit was first introduced into the Catalogue, and again in 2015, we increased the registered capital of our PRC subsidiary which required the approval of the relevant regulator. In both instances, the regulator did not enforce the 50% foreign ownership limit under the Catalogue effective as of 2012 and 2015.

In the revised Catalogue effective as of 2017, foreign ownership restrictions over the manufacturing of power batteries were lifted. In 2018, the Chinese legislature issued the Special Administrative Measures for Access of Foreign Investment (Negative List) to replace the Catalogue. Under the new Negative List regime, any industry that is not on the Negative List is free from foreign ownership restrictions. The most updated version of the Negative List is the Negative List (2020 Version), under which there are no foreign ownership restrictions over the manufacturing of power batteries. Therefore, the current business scope of our PRC subsidiary and our shareholding structure are in compliance with the current Chinese foreign investment laws and regulations. However, we cannot rule out that the historic irregularity may give rise to any risk on part of our PRC subsidiary.

Changes in the economic and political policies of the PRC government could have a material adverse effect on our business and operations.

All of our operations and manufacturing and most of our customers are in the PRC. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in the PRC. The PRC’s economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While the PRC’s economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in the PRC. We cannot assure you that the PRC’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

The PRC government exercises significant control over the PRC’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy, and preferential treatment of particular industries or companies. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China (the “PBOC”). These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 and the U.S., Europe and other economies went into recession. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in the PRC, the profitability of our business and the value of our common stock.

The PRC’s economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions within the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or ability to continue as a for-profit enterprise, expropriation or nationalization of private enterprises, changes in the allocation of resources or other circumstances affecting the PRC’s political, economic and social environment.

In addition, recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S.. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all. If it is determined in the future that approval from the China Securities Regulatory Commission (the “CSRC”) or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Measures for Cybersecurity Review (Revised Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our operations are subject to extensive PRC government regulation, and changes to such regulations could increase our costs or limit our ability to sell products and conduct activities in China. Specifically, as a result of our extensive and significant operations in China, we could in the future become subject to regulations issued by the CAC and the requirements of the PRC’s Cyber Security Law or Data Security Law.

The PRC government has broad discretion and authority to regulate the technology industry in China. Additionally, China’s government has implemented policies from time-to-time to regulate economic expansion in China. Personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. To address these issues, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), which took effect on June 1, 2017. The Cyber Security Law sets forth various requirements relating to the collection, use, storage, disclosure and security of data, among other things. On June 10, 2021, the National People’s Congress passed the Data Security Law of the People’s Republic of China (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law is the first comprehensive data security legislation in China, which becomes a key supplement to the Cyber Security Law and aims to regulate a wide range of issues in relation to the collection, storage, processing, use, provision, transaction and publication of any kind of data. Various Chinese agencies are expected to issue additional regulations in the future to define these requirements more precisely. Among them is the CAC, which is considering requiring that any entity operating in the PRC which holds the personal information of more than one million individuals be required to apply to the CAC for a cyberspace security review if it seeks to list on a non-PRC exchange. While we do not believe that such a regulation would impact our operations since neither we nor our PRC subsidiaries collect any personal information, it is possible that other requirements may increase our costs of compliance or even materially affect our ability to operate our business. It is also possible that the CAC elects to impose rules or regulations with respect to the collection of personal information that apply more broadly and that would apply to us or our operations. Further, while we are compliant in all material respects with the regulations and policies that have been issued to date by the CAC, we cannot assure you that we will be able to comply with all of these regulatory requirements. Any failure to comply with the Cyber Security Law, the Data Security Law or the relevant regulations and policies could result in further cost and liability to us and could adversely affect our business and results of operations. Additionally, increased costs to comply with, and other burdens imposed by, the Cyber Security Law, the Data Security Law or relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, could adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could limit the legal protections available to you and us and could adversely affect our business, financial condition or results of operations as well as the value of our common stock.

Historically, we have conducted substantially all of our business through our PRC subsidiary, though we expect other global regions to become a main part of our business in the coming years. Our PRC subsidiary is generally subject to laws and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. The PRC legal system is evolving rapidly and may change quickly with little advance notice. Since the late 1970s, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties for you and us. Moreover, there can be no assurance that the PRC government will not amend or revise existing laws, rules or regulations, or promulgate new laws, rules or regulations, in a manner which materially and adversely affects our business, results of operations or financial condition. For example, the PRC government may require additional approvals, licenses or permits for our business and operations, or impose stricter requirements or conditions for the maintenance or renewal of approvals, licenses or permits required for our business and operations. Any loss of or failure to obtain, maintain or renew our approvals, licenses or permits could disrupt our operations or subject us to fines or penalties imposed by the PRC government. Further, given the significance of our operations in the PRC, any adverse change in law or the interpretation or enforcement of any law, or the loss of or failure to obtain, maintain or renew necessary approvals, licenses or permits could significantly and adversely impact our business, financial condition and results of operations, as well as our profitability and, as a result, the value of our common stock.

The Foreign Investment Law came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law, together with our implementation rules and ancillary regulations, may materially impact our shareholding structure, corporate governance practice and increase our compliance costs, for example through the imposition of stringent ad hoc and periodic information reporting requirements.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities and may intervene, at any time and with no notice. If the PRC government at any time substantially intervenes, influences or establishes new policies, regulations, rules, or laws, such actions may result in a material change to our operations and/or the value of our common stock.

The PRC government may exert, at any time and with no notice, substantial interventions and influences over the manner in which we conduct our business activities, which we may not be able to anticipate. If the PRC government decides to substantially intervene, influence or establish new policies, regulations, rules or laws affecting our business, said substantial intervention or influence may result in a material change to our operations and/or the value of our common stock, and could significantly limit or completely hinder our ability to offer or to continue to offer securities to investors, and/or cause the value of such securities to significantly decline or be worthless.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions. Our ability to operate in the PRC may be harmed by changes in the PRC’s laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, production safety, land use rights, property, data security and other matters. In addition, the PRC or local governments of the Chinese jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC subsidiary.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder loans or capital contributions upon completion of the Business Combination. Any loans from us to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits determined by (1) the formula under the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by PBOC; or (2) the difference between the investment amount and the registered capital of such subsidiary (if applicable), and will be registered with the State Administration of Foreign Exchange (the “SAFE”), or our local counterparts. Any capital contributions we make to our PRC subsidiary are subject to the approval by or filing and registration with Administration for Market Regulation (the “AMR”), the Ministry of Commerce of PRC (the “MOFCOM”), the National Development and Reform Commission of PRC (the “NDRC”) and SAFE, or their local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our subsidiaries, including our subsidiary in China, for our cash needs, and laws and regulations in the jurisdictions in which our subsidiaries operate, including China, may restrict our ability to make any such dividends or distributions.

We are a holding company, and we conduct all of our operations through our subsidiaries, and principally through our subsidiary in China. As a result of the Business Combination, most of our cash is held by our holding company in the U.S.. We intend to use the proceeds from the Business Combination to fund our growth. However, because all of our operations are conducted through subsidiaries, all revenue generated from our operations and all capital expenditures we make in our business are generated by or made through subsidiaries, including our subsidiary based in the PRC. Certain of these subsidiaries, including our PRC-based subsidiary, are subject to statutory and regulatory limitations on the payment of dividends to the Company, which could result in limitations on the availability of cash to fund dividends or distributions to investors in our securities. Further, if our subsidiaries are unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make principal and interest payments on our outstanding debt or repurchase shares of our common stock.

In particular, we may rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. Current regulations in the PRC permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the PRC corporate law, our PRC subsidiary is required to set aside at least 10% of our after-tax profit based on the PRC accounting standards and regulations each year to our statutory surplus reserve, until the balance in the reserve reaches 50% of the registered capital of our PRC subsidiary. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiary incurs debt on our own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business and otherwise fund and conduct our business.

In addition, under the EIT Law, dividends payable by a FIE to any of our foreign non-resident enterprise investors will be subject to a 10% withholding tax, unless such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with the PRC that provides for a reduced rate of withholding tax on dividends.

In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

Our PRC subsidiary is qualified as a high and new technology enterprise under PRC law. As a result, our PRC subsidiary enjoys a preferential PRC enterprise income tax rate of 15%. The high and new technology enterprise qualification is reassessed by the relevant authorities every three years. The discontinuation of the preferential tax treatment we enjoy could materially and adversely affect our results of operations. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Income Tax Expense.”

Our PRC subsidiary may not continue to receive government subsidies.

Our PRC subsidiary has historically received subsidies from the PRC government for technology innovation and expansion of manufacturing capacity. Government subsidies are granted in connection with government’s efforts to promote the development of the local economy and other policies. Some local government subsidies may also be challenged by higher level government authorities. Therefore, government subsidies may be modified or terminated at the sole discretion of the relevant governmental authorities. Since the PRC laws, regulations and policies with respect to subsidies are developing and may change, we cannot assure you that such government subsidies will continue. In the event that our PRC subsidiary ceases to receive any government subsidies, any subsidy is reduced, or any of our past subsidies are challenged, our business, results of operations and financial condition may be adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

The majority of our sales will be settled in Renminbi (“RMB”), Euros and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside the PRC or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign- invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in the PRC authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to various degrees of governmental approval or regulation in the PRC, and companies may be required to open and maintain separate foreign exchange accounts for capital account items.

The PRC government has issued several rules and regulations to lift the restriction on foreign currency for capital account items. For instance, on June 9, 2016, SAFE issued a circular entitled the Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account, under which, foreign exchange received by PRC companies under the capital account and RMB capital converted therefrom may be used for expenditure under current accounts within their respective business scope as well as expenditure under the capital account permitted by laws and regulations, subject to the following restrictions that the funds will not be: (1) directly or indirectly, used for expenditures beyond the business scope of the companies or prohibited by the laws and regulations; (2) directly or indirectly, used for securities investment or financial products other than banks’ financial products with principal guaranteed, unless otherwise provided for by any law or regulation; (3) used to grant loans to non-affiliated enterprises, except those circumstances expressly permitted in the business scope; (4) used to build or purchase the real estate not for self-use (except real estate enterprises).

On October 23, 2019, SAFE issued a circular entitled the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, under which, non-investing FIEs are permitted to legally make domestic equity investments with their capital funds provided that the current Negative List is not violated, and domestic investment projects are real and legitimate.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy, including the remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. dollars, and the value of our securities could be adversely affected.

The value of our securities will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010 the RMB has further depreciated against the U.S. dollar, from approximately RMB 6.83 per U.S.

dollar as of June 1, 2010 to approximately RMB 7.15 per U.S. dollar as of September 29, 2019. However, the RMB has since depreciated against the U.S. dollar to approximately RMB 6.53 per U.S. dollar as of December 31, 2020. It is difficult to predict how RMB exchange rates may change going forward.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Failure to comply with PRC foreign exchange regulations relating to the investment in offshore special purpose acquisition companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round-trip Investment through Special Purpose Vehicles, or Circular 75, promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires an amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events.

We have requested PRC residents who we know hold direct or indirect interest in us to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. Xiang Li, Diaokun Xiao, Xiaoping Zhou and Guoyou Deng have completed required registrations with Circular 75 in relation to their holding of interest in us and are preparing to make amendments in connection with our financing and restructuring. However, we cannot assure you that the amendments in connection with our financing restructuring will be duly and timely completed with the local SAFE branch. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in us, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may in practice, subject us to fines and legal sanction, restrict our cross-border investment activities, prevent repatriating our profits and dividends to our PRC resident shareholders, limit the ability of our wholly foreign- owned subsidiaries in the PRC to distribute dividends and the proceeds from any reduction in capital, share transfer or subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Failure to comply with PRC regulations relating to the offshore investment by our PRC enterprise stockholders or our PRC subsidiary may restrict our PRC subsidiary from continuing to operate or otherwise materially adversely affect us.

Under current PRC laws, PRC enterprises investing in offshore projects, including both greenfield projects and mergers and acquisitions, should obtain an offshore investment certificate from MOFCOM and complete the foreign exchange registration with SAFE before remittance of any investment amount offshore. In addition, in accordance with the Administrative Measures on the Approval and Filing of Offshore Investment Projects promulgated by the NDRC, on April 8, 2014 and amended on December 27, 2014, offshore investment projects locating at sensitive area or country or involving sensitive industries are subject to NDRC prior approval, and if the Chinese party’s investment amount is $2 billion or above, the NDRC will issue an examination and approval opinion and submit it to the State Council for approval. All other offshore investment projects should be subject to NDRC filing prior to their execution. The above requirements apply to the establishment of our U.K. subsidiary and our Singapore subsidiary by our PRC subsidiary in 2014 and 2017 respectively and, the investment by our PRC enterprise stockholders in us in September 2015. Our PRC subsidiary and our PRC enterprise stockholders had each procured the relevant offshore investment certificates from local MOFCOM and foreign exchange registration from SAFE, except for the establishment of our Singapore subsidiary by our PRC subsidiary. In addition, none of them had completed the required filing with the relevant NDRC. Based on discussions with Zhejiang NDRC, our understanding is that, in practice, NDRC filings are not required for establishment of our U.K. subsidiary by our PRC subsidiary and investment by our PRC enterprise stockholders in us. So far, our PRC subsidiary has not made any capital injection to our Singapore subsidiary and our Singapore subsidiary has not run any business. However, we cannot assure you that the provincial Zhejiang NDRC or the NDRC will not order our PRC subsidiary or our PRC enterprise stockholders to take corrective actions in the future, neither can we make any guarantee that our PRC subsidiary or our PRC enterprise stockholders will be able to conduct such corrective actions in time, or at all. If our PRC subsidiary or our PRC enterprise stockholders fail to conduct the corrective actions required by NDRC, our equity investment in and operation of the U.K. subsidiary and the Singapore subsidiary may be adversely affected, and our PRC subsidiary and PRC enterprise stockholders may be subject to penalties and fines. The capability of our PRC subsidiary to conduct further overseas investment may also be negatively affected. In addition, failure to register the establishment of our Singapore subsidiary by our PRC subsidiary with SAFE will affect our PRC subsidiary’s ability to receive any dividends distributed by our Singapore subsidiary.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or our local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our share incentive plans became subject to these regulations when we became publicly listed in the U.S.. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or non-vested shares. Under these circulars, the employees working in the PRC who exercise share options or are granted non-vested shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed companies are obligated to file documents related to employee share options or non-vested shares with relevant tax authorities. When a withholding agent withholds taxes or an individual files a tax return, such withholding agent or the individual will submit to the competent tax authority information with respect to, among other things, the type of equity they have accepted or transferred, their subscription of shares of stock, names of the people under the incentive plan, taxable income and taxes payable. If any of our employees fail to pay or the withholding agent fails to withhold the income taxes payable by our employees according to relevant laws and regulations, our PRC subsidiary may face sanctions imposed by the tax authorities or other PRC government authorities.

The M&A Rule establishes more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the PRC.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including in some situations, requiring approval of MOFCOM when a foreign investor takes control of a Chinese domestic enterprise. Since January 1, 2020, the Foreign Investment Law and our implementation rules have come into force. Consequently, as a matter of PRC law, no approval by or filing with the MOFCOM will be required for the offshore investors’ investment in a Chinese domestic enterprise whose industry falls out of the Negative List. However, since the M&A Rule has not been formally abolished yet, it remains uncertain in practice as to whether the M&A Rule still applies. In addition, in recent years, the PRC government authorities have heightened their scrutiny over acquisition transactions by imposing anti-trust review and national security review, which may greatly complicate the transaction process if these reviews are triggered. In the future, we may grow our business in part by acquiring complementary businesses; however, the above rules may affect our ability to expand our business or maintain our market share.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

Most of our current operations are conducted in the PRC through our majority owned subsidiary, MPS. Moreover, some of our current directors and officers are nationals or residents of the PRC. All or a substantial portion of the assets of these persons are located outside the U.S. and in the PRC. As a result, it may not be possible to effect service of process within the U.S. or elsewhere outside the PRC upon these persons. In addition, uncertainty exists as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof, or be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the U.S. or any state thereof.

The PRC’s legal and judicial system may not adequately protect our business and operations and the rights of foreign investors.

The legal and judicial systems in the PRC are still rudimentary, and enforcement of existing laws is uncertain. As a result, it may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The PRC’s legal system is based on the civil law regime, that is, it is based on written statutes. A decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes.

The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting the PRC’s political, economic or social life, will not affect the PRC government’s ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on our business and prospects.

The PCAOB has been unable, and is currently unable, to inspect our independent registered public accounting, and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed PRC-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of the common stock.

Our independent registered public accounting firm that will issue the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess our compliance with the laws of the U.S. and professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the PCAOB has been, and is currently, unable to inspect our auditor. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and our quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the PRC regulators, CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB in relation to the audit of the PRC companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and the PCAOB will take and our impact on the PRC companies listed in the U.S.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets (the “PWG”) to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or “Non-Cooperating Jurisdictions” (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the common stock’s trading in the U.S.. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the U.S. on access to audited financial statements and other information currently protected by national law, in particular the PRC, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. The HFCAA was signed into law by the president of the U.S. on December 18, 2020. In essence, the HFCAA requires the SEC to prohibit companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021.

On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. The enactment of the HFCAA and the AHFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in the PRC could cause investor uncertainty for affected SEC registrants, including us, the market price of the common stock could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time. Specifically, if our independent public accounting firm continues to be a PRC-based auditor, then the enactment of the HFCAA and the AHFCAA could result in our common stock being delisted.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in the administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in the PRC had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of our Rules of Practice and also under the Sarbanes-Oxley Act against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the PRC accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents would normally be made to the CSRC. The PRC accounting firms would receive matching Section 106 of the Sarbanes-Oxley Act, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the U.S. with major operations in the PRC may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies, and the market price of the common stock may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the common stock from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the common stock in the U.S..

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The Regulations on Implementing the EIT Law defines de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The State Administration of Taxation has issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, with retrospective effect from January 1, 2008, or the Notice, further interpreting the application of the EIT Law and our implementation to a non-Chinese enterprise or group controlled by onshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (1) our senior management in charge of daily operations reside or perform their duties mainly in the PRC; (2) our financial or personnel decisions are made or approved by bodies or persons in the PRC; (3) our substantial assets and properties, accounting books, corporate chops, Board and shareholder minutes are kept in the PRC; and (4) at least half of our directors with voting rights or senior management often resident in the PRC. A resident enterprise would be subject to an enterprise income tax rate of 25% on our worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to our non-PRC shareholders. However, detailed measures regarding the imposition of tax on non-domestically incorporated resident enterprises are unavailable. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we and any of our subsidiaries outside of the PRC are a “PRC resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and our implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if we are determined to be a “PRC resident enterprise,” it is possible that a 10% withholding tax may be imposed on dividends we pay to our non-PRC stockholders (other non-resident individual investors) and with respect to gains derived by our non-PRC stockholders from transferring our shares, while our non-resident individual investors may be subject to a PRC individual income tax rate of 20%, unless otherwise provided by any tax treaties or similar arrangements. We are actively monitoring the possibility of “PRC resident enterprise” treatment for the 2021 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Circular of State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfers by Non-resident Enterprises on December 10, 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice of State Administration of Taxation on Certain Issues Concerning the Administration of Enterprise Income Tax of Non-resident Enterprises on March 28, 2011, or SAT Circular 24, and the Notice of the State Administration of Taxation on Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises on February 3, 2015, or SAT Circular 7. For example, SAT Circular 7 provides that if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in the PRC, real estate properties in the PRC and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from such transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (1) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (2) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (3) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (4) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Notwithstanding the previous sentence, the indirect transfers falling into the scope of a safe harbor under SAT Circular 7 may not be subject to PRC tax. Safe harbors in SAT Circular 7 include qualified group restructurings, public market trades and tax treaty exemptions.

Under SAT Circular 7 and other PRC tax regulations, in case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor will be the withholding agent and are required to withhold the PRC tax from the transfer price. If the withholding agents fail to do so, the transferor is required to report to and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Although the rules and notices discussed above have been promulgated for years, there is a lack of clear statutory interpretation for their implementation. As a result, there is no assurance that the tax authorities will not apply SAT Circular 24 and SAT Circular 7 to our restructuring. Consequently, we and our existing non-PRC resident investors may be at risk of being taxed, or subject to penalties under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations or those non-PRC resident investors’ investments in us.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, U.K. Bribery Act, Chinese and other anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act, or FCPA, U.K. Bribery Act and other applicable anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, have agreements with third parties, and make most of our sales in the PRC. Since most of the end users and OEM bus manufacturers are state-owned companies in the PRC, substantially most of our interactions with our end users and customers are with “government officials,” as such term is defined in the FCPA. The PRC also strictly prohibits bribery of government officials. Our activities in the PRC create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our subsidiaries, even though they may not always be subject to our control. We have implemented safeguards that seek to discourage and prevent these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA, the U.K. Bribery Act, or Chinese or other anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities in addition to adverse publicity, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our subsidiaries liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The implementation of the new PRC employment contract law and increases in the labor costs in the PRC may hurt our business and profitability.

The PRC adopted the new Labor Contract Law on June 29, 2007, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, and establish time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the lack of clarity with respect to implementation of the Labor Contract Law and our implementation rules and regulations and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. In particular, compliance with the Labor Contract Law and our implementation rules and regulations may increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and our implementation rules and regulations may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, and could result in a material decrease in our profitability.

Labor costs in the PRC may also be subject to high levels of wage inflation, as it is common for companies to offer high salaries to lure skilled staff away from established manufacturers. Thus, we may need to pay higher wages to keep current, or hire new, skilled staff.

Our failure to adequately contribute the statutory employee benefit plans may expose us to potential penalties.

Companies operating in the PRC are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time-to-time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. If we are subject to late fees or fines in relation to the underpaid employee benefits, or such noncompliance, our financial condition and results of operations may be adversely affected.

If relations between the U.S. and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries that may affect our economic outlook both in the U.S. and in China. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could affect investors’ willingness to hold or buy our stock and reduce the price of our common stock.

Investors may face difficulties in protecting their interests and exercising their rights as a stockholder of ours since we conduct a significant amount of our operations in China.

We conduct a significant amount of our operations in China through MPS, our majority-owned subsidiary in China. As a result of this factor, it may be difficult for investors to conduct due diligence on our company. As a result, our public stockholders may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would stockholders of a corporation doing business entirely or predominantly within the U.S..

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, there have been cases where U.S. public companies that have substantially all of their operations in the PRC have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend ourselves. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be adversely affected and your investment in our stock could be rendered worthless.

In addition, the U.S. government has recently been highly critical of U.S. listed Chinese companies, in some cases working to bar them from U.S. markets or stock exchanges. So far, these allegations are mainly centered on communication companies, or companies with suspected ties to the Chinese military. While we believe these concerns don’t apply to us, future allegations or regulations might negatively impact us.

Risks Related to Ownership of Common Stock

We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of common stock.

We have warrants outstanding to purchase up to an aggregate of 28,437,000 shares of common stock. We may also issue additional shares of common stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•        our existing stockholders’ proportionate ownership interest in us will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of common stock may decline.

Future resales of the common stock issued in connection with the Merger may cause the market price of our securities to drop significantly, even if our business is doing well.

Under the Merger Agreement, the Microvast stockholders will receive their pro rata portion of an aggregate of 209,999,991 shares of common stock and could receive up to an additional 19,999,988 shares of common stock if certain earnout conditions are achieved.

Pursuant to the Merger Agreement, Tuscan Holdings Acquisition LLC, a Delaware limited liability company (the “Sponsor”), Stefan M. Selig, Richard O. Rieger and Amy Butte (collectively with the Sponsor, the “Sponsor Group”) and certain Microvast Holders will enter into the Registration Rights and Lock-Up Agreement, providing for certain lock-up periods with respect to the shareholders party thereto. Under the Registration Rights and Lock-Up Agreement, the stockholders party thereto will be entitled to certain demand and piggyback registration rights with respect to the resale of the shares owned by them. See the section titled “The Merger Agreement — Additional Agreements.”

In addition, we issued an aggregate of 6,736,106 shares of common stock upon the Bridge Notes Conversion and 48,250,000 shares of common stock in the PIPE Financing. Upon expiration of the applicable lock-up periods and upon the effectiveness of any registration statement we file pursuant to the above-referenced Registration Rights and Lock-Up Agreement, in a registered offering of securities pursuant to the Securities Act, or otherwise in accordance with Rule 144 under the Securities Act (“Rule 144”), the Sponsor Group, the PIPE investors and

Microvast stockholders may sell large amounts of common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of our reporting on internal control over financial reporting, have reduced disclosure obligations regarding executive compensation and are not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We cannot predict whether investors will find the common stock to be less attractive as a result of our reliance on these exemptions. If some investors find the common stock to be less attractive as a result, there may be a less active trading market for the common stock and the price of the common stock may be more volatile.

We will remain an emerging growth company until the earliest of: (1) the end of the fiscal year in which we have total annual gross revenue of $1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the date on which we consummated our initial public offering (“IPO”) (or December 31, 2024); (3) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (4) the end of the fiscal year in which the market value of the common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

Our Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Charter provides that unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim (A) arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the Charter or the bylaws or (B) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware will, to the fullest extent permitted by applicable law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, any state or federal court located in the State of Delaware with jurisdiction. The forum provision further provides that the federal district courts of the United States of America will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any action asserting claims arising under the Securities Act. This forum selection provision does not apply to any action asserting claims arising under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in the Charter.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that we do not find favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Charter and Bylaws contain certain provisions that limit the ability of stockholders to take certain actions and could delay, discourage or prevent takeover attempts that stockholders may consider favorable.

Our Charter and Bylaws contain provisions that could have the effect of rendering more difficult, discouraging, delaying or preventing a takeover attempt that may be beneficial to our stockholders but that is deemed undesirable by Mr. Wu and therefore depress the trading price of our common stock. These provisions could also make it difficult for our stockholders to take certain actions, including electing directors who are not nominated by Mr. Wu or the Sponsor or amending the Charter. Our Charter and Bylaws provide for, among other things:

•        the ability of the Board to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, our directors and officers;

•        the number of directors on the Board will be determined by resolution of the Board, provided that any increase or decrease in the number of directors will require the affirmative vote of the directors nominated by Mr. Wu as provided in the Stockholders Agreement;

•        the requirement that any Board vacancies occurring by reason of the death, resignation or removal of any director nominated by Mr. Wu or the Sponsor must be filled by the stockholder who was entitled to nominate such director to the Board;

•        the requirement that committees of the Board will consist of the number of directors nominated by Mr. Wu that is proportionate to the number of directors on the Board nominated by Mr. Wu;

•        the prohibition of stockholder action by written consent for any action that is required or permitted to be taken at an annual or special stockholders meeting;

•        the ability to call for a special meeting of stockholders will only be available to (i) the Board, (ii) the chairman of the Board and (iii) Mr. Wu, so long as Mr. Wu beneficially owns at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        the limitation that directors on the Board may only be removed for a cause and only upon the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class;

•        the election that the Company not be governed by Section 203 of the DGCL, which will prohibit the Company from taking certain actions involving an “interested stockholder” for a certain period of time;

•        the requirement that any amendment to the Charter will be approved by (i) the holders of 75% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, so long as Mr. Wu beneficially owns at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, or (ii) the holders of a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, if Mr. Wu ceases to beneficially own at least 10% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors; and

•        the ability of the Board to amend the Bylaws, which may allow the Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or management.

Any provision of the Charter or Bylaws that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’ capital stock and could also affect the price that some investors are willing to pay for the Company’ common stock.

The common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to our Business and Industry” and the following:

•        the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•        our operating and financial performance and prospects;

•        our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•        conditions that impact demand for our products;

•        future announcements concerning our business, our product users’ businesses or our competitors’ businesses;

•        the public’s reaction to our press releases, other public announcements and filings with the SEC;

•        the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•        the size of our public float;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•        strategic actions by us or our competitors, such as acquisitions or restructurings;

•        changes in laws or regulations which adversely affect our industry or us;

•        changes in accounting standards, policies, guidance, interpretations or principles;

•        changes in senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•        changes in our dividend policy;

•        adverse resolution of new or pending litigation against us; and

•        changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of common stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, we could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the

Board and will depend on, among other things, the business prospects, results of operations, financial condition, cash requirements and availability, legal requirements, certain restrictions related to indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on the common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of the common stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or industry or downgrade the common stock, the price of the common stock could decline.

The trading market for the common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage on us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, it could cause us to lose visibility in the financial markets, which could cause the price or trading volume of the securities to decline. Moreover, if one or more of the analysts who cover us downgrades the common stock, or if our reporting results do not meet their expectations, the market price of common stock could decline.

The issuance of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership and could adversely affect the stock price.

We intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of common stock issued or reserved for issuance under the Microvast Holdings, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time-to-time in the future, we may also issue additional shares of common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of common stock or securities convertible into common stock would dilute your ownership of the Company and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of common stock bear the risk that our future offerings may reduce the market price of common stock and dilute their percentage ownership. See “Description of Capital Stock of the Company.”

Risks Related to the Restatement

The private warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for

Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Statement”). The SEC Statement advises, among other things, that certain adjustments generally present in SPAC warrants preclude such warrants from being accounted for as equity. As a result of the SEC Statement, we re-evaluated the accounting treatment of the private warrants and determined to classify the private warrants as liabilities measured at fair value, with changes in fair value recognized in the statement of operations in the period of change.

As a result, included on Tuscan’s balance sheet as of September 30, 2021 and December 31, 2020 and 2019 is a derivative liability related to embedded features contained within the private warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that it will recognize non-cash gains or losses on the private warrants each reporting period and that the amount of such gains or losses could be material.

Tuscan has restated its financial statements for several prior periods, which may result in stockholder litigation.

This prospectus includes restated financial statements for several prior periods. Such restatement may have the effect of eroding investor confidence in us and our financial reporting and accounting practices and processes, and may negatively impact the trading price of our securities, could have a material adverse effect on our business, results of operations and financial condition, and may make it more difficult for us to raise capital on acceptable terms, if at all. The restatement and related material weaknesses in Tuscan’s internal control over financial reporting may also result in stockholder litigation.

USE OF PROCEEDS

All of the securities offered by the Selling Holders pursuant to this prospectus will be sold by the Selling Holders for their respective accounts. We will not receive any of the proceeds from these sales. We will receive up to an aggregate of approximately $327,025,500 from the exercise of all public warrants and private placement warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.

The Selling Holders will pay any underwriting discounts and commissions and expenses incurred by the Selling Holders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Holders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DIVIDEND POLICY

The Company currently intends to retain all available funds and any future earnings to fund the development and growth of its business. As a result, the Company does not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the business prospects, results of operations, financial condition, cash requirements and availability, legal requirements, certain restrictions related to indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing current and future indebtedness.

BUSINESS COMBINATION

This subsection describes the material provisions of the certain agreements entered into in connection with the Business Combination, but does not purport to describe all of the terms of such agreements. The following summary is qualified in its entirety by reference to the complete text of such agreements, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

Summary of the Business Combination

On July 23, 2021 (the “Closing Date”), the Company consummated the previously announced acquisition of Microvast pursuant to the Merger Agreement, between the Company, Microvast and Merger Sub, pursuant to which Merger Sub merged with and into Microvast, with Microvast surviving the merger (the “Merger”). Unless the context otherwise requires, “Tuscan” refers to the Company prior to the Closing, and “we,” “us,” “our” and the “Company” refer to the Company and its subsidiaries, including Microvast, following the Closing.

In connection with the Merger Agreement, Microvast, MVST SPV, Tuscan, Microvast Power System (Huzhou) Co., Ltd., Microvast’s majority owned subsidiary (“MPS”), certain MPS convertible loan investors (the “CL Investors”) and certain minority equity investors in MPS (the “Minority Investors” and, together with the CL Investors, the “MPS Investors”) and certain other parties entered into a framework agreement (the “Framework Agreement”), pursuant to which, among other things, (1) the CL Investors waived certain rights with respect to the convertible loans (the “Convertible Loans”) held by such CL Investors that were issued under that certain Convertible Loan Agreement, dated November 2, 2018, among Microvast, MPS, such CL Investors and the MPS Investors (the “Convertible Loan Agreement”) and, in connection therewith, certain affiliates of the CL Investors (“CL Affiliates”) subscribed for 6,719,845 shares of common stock, of Tuscan in a private placement in exchange for MPS convertible loans (the “CL Private Placement”).

In connection with the Merger Agreement, Tuscan entered into subscription agreements with (a) the holders of an aggregate of $57,500,000 outstanding promissory notes issued by Microvast (the “Bridge Notes”) pursuant to which Tuscan agreed to issue an aggregate of 6,736,106 shares of common stock upon conversion (the “Bridge Notes Conversion”) of the Bridge Notes, and (b) a number of outside investors who agreed to purchase an aggregate of 48,250,000 shares of common stock at a price of $10.00 per share, for an aggregate purchase price of $482,500,000 (the “PIPE Financing”).

The CL Private Placement, the Bridge Notes Conversion and the PIPE Financing closed contemporaneously with the closing under the Merger Agreement (collectively, the “Closing”). Upon the Closing of the Merger, the CL Private Placement, the Bridge Notes Conversion, the PIPE Financing and related transactions (collectively, the “Business Combination”), Microvast became a wholly-owned subsidiary of the Company, with the stockholders of Microvast becoming stockholders of the Company, and with the Company renamed “Microvast Holdings, Inc.”

At Closing, pursuant to the terms of the Merger Agreement, the Framework Agreement and subscription agreements entered into with the holders of the Bridge Notes and the PIPE investors:

•        The Company issued approximately 210,000,000 shares of common stock to the former owners of Microvast (the “Microvast Holders”) pursuant to the Merger Agreement, which number is inclusive of the shares being issued pursuant to the Framework Agreement to MVST SPV and pursuant to the CL Private Placement (the “Merger Closing Shares”);

•        The Company issued 6,736,106 shares of common stock to the holders of the Bridge Notes (“Bridge Notes Conversion Shares”);

•        The Company issued 48,250,000 shares of common stock to the PIPE investors (“PIPE Shares”); and

•        The Company contributed approximately $708,000,000 in cash to Microvast to be retained for working capital purposes.

Pursuant to the Merger Agreement, the Microvast Holders and the MPS Investors will have the ability to earn, in the aggregate, an additional 19,999,988 shares of common stock (“Earn-Out Shares”) if the daily volume weighted average price of the common stock is greater than or equal to $18.00 for any 20 trading days within a

30 trading day period (or a change of control of the Company occurs that results in the holders of common stock receiving a per share price equal to or in excess of $18.00), during the period commencing on the Closing Date and ending on the third anniversary of the Closing Date.

As of the Closing Date and following the completion of the Business Combination, the ownership interests of our stockholders were as follows:

	(Shares)%
Existing Microvast Equity Holders(a)	209,999,991	69.9%
Existing Microvast Convertible Noteholders	6,736,106	2.2%
Tuscan public stockholders	27,493,140	9.2%
Sponsor Group	7,608,589	2.5%
EarlyBirdCapital	428,411	0.1%
PIPE investors	48,250,000	16.1%
Total Common Stock	300,516,237	100%

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(a)      Excludes the Earn-Out Shares, but is inclusive of the shares being issued pursuant to the Framework Agreement to MVST SPV and pursuant to the CL Private Placement.

Prior to the Closing, Tuscan was a shell company (as defined in Rule 12b-2 of the Exchange Act with no operations, formed as a vehicle to effect a business combination with one or more operating businesses. After the Closing, the Company became a holding company whose assets primarily consist 100% of the outstanding common stock of Microvast in its subsidiaries.

Related Agreements

On the Closing Date, in connection with the Business Combination, we entered into certain related agreements including the Stockholders Agreement, the Registration Rights and Lock-up Agreement, and the Indemnity Agreements (each of which is described below).

Stockholders Agreement

At the Closing, the Company, Mr. Wu and the Sponsor, entered into a Stockholders Agreement (the “Stockholders Agreement”), which provides that immediately following the Closing, the board of directors of the Company (the “Board”) will consist of: (i) Mr. Wu, who is the initial Chairman of the Board (who is also the Chief Executive Officer of the Company); (ii) Yanzhuan Zheng (who is also the Chief Financial Officer of the Company); (iii) Stanley Whittingham; (iv) Arthur Wong; (v) Craig Webster; (vi) Stephen Vogel; and (vii) Wei Ying. The Stockholders Agreement also provides that immediately following the Closing, our amended and restated certificate of incorporation (the “Charter”) will provide that (a) the number of directors which will constitute the Board will be fixed by and in the manner provided in the Bylaws, except that any increase or decrease in the number of directors will require the affirmative vote of the Wu Directors (as defined below), and (b) the Board will be divided into three classes designated Class I, Class II and Class III, as follows:

(i)     The Class I Directors will be Stephen Vogel and Wei Ying, each of whom will initially serve for a term expiring at the first annual meeting of stockholders;

(ii)    The Class II Directors will be Stanley Whittingham and Arthur Wong, each of whom will initially serve for a term expiring at the second annual meeting of stockholders; and

(iii)   The Class III Directors will be Mr. Wu, Yanzhuan Zheng and Craig Webster, each of whom will initially serve for a term expiring at the third annual meeting of stockholders.

Mr. Wu will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected a number of individuals (rounded up to the nearest whole number) equal to (a) the total number of directors, multiplied by (b) the quotient obtained by dividing the shares of common stock beneficially owned by Mr. Wu by the total number of outstanding shares of common stock

(each, a “Wu Director”) less the number of Wu Directors then serving on the Board and whose terms in office are not expiring at such meeting. Mr. Wu, Yanzhuan Zheng, Stanley Whittingham and Arthur Wong were nominated by Mr. Wu as the initial Wu Directors.

So long as the Sponsor beneficially owns at least 5,481,441 shares of common stock, the Sponsor will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected, one individual (the “Sponsor Director”) less the number of Sponsor Directors then serving on the Board and whose terms in office are not expiring at such meeting. Stephen Vogel was nominated by the Sponsor as the initial Sponsor Director.

Registration Rights and Lock-Up Agreement

At the Closing, the Company entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lockup Agreement”) with stockholders of Microvast prior to the consummation of the Business Combination, the affiliates of certain former investors in our subsidiary Microvast Power System (Houzhou) Co. Ltd., the Sponsor and certain officers and directors of the Company, pursuant to which the Company is obligated to file a registration statement promptly following the Closing to register the resale of certain securities of the Company held by the parties to the Registration Rights and Lock-Up Agreement. The Registration Rights and Lock-Up Agreement provides the parties thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions. There are no cash penalties under the Registration Rights and Lock-Up Agreement for failure to timely file a required registration statement.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides (1) Mr. Wu will be subject to a lock-up of one year post closing with respect to 25% of his shares of common stock and a lock-up of two years for the remaining 75% of his shares of common stock, provided that, with respect to the 25% of his shares subject to the one-year lock-up, he can sell those shares if the shares trade at $15.00 or above for 20 days in any 30-day period, (2) the Microvast equity holders other than Mr. Wu are subject to a six-month lock-up post closing, and (3) with respect to the shares of common stock owned by the Sponsor Group, such shares will be subject to the transfer restrictions provided in the Amendment to Escrow Agreement described below.

Escrow Agreement Amendment

In connection with the execution of the Parent Support Agreement, the Sponsor and related parties entered into an amendment to the Escrow Agreement between Tuscan, Continental Stock Transfer & Trust Company and the Sponsor Group (“Escrow Agreement”) pursuant to which 6,750,000 shares held by the Sponsor, and the 30,000 shares held by each of Stefan M. Selig, Richard O. Rieger and Amy Butte (together with the Sponsor, the “Founders”) are being held post-Closing. Pursuant to the amended Escrow Agreement:

•        The 5,062,500 shares of common stock held by Sponsor (“Sponsor Upfront Escrow Shares”) and all of the shares of common stock held by Founders other than Sponsor (the “Founder Upfront Escrow Shares”) will be held until (i) with respect to 3,375,000 Sponsor Upfront Escrow Shares and 45,000 Founder Upfront Escrow Shares, the earlier of (A) one year following the date of the Closing (the “Anniversary Release Date”) and (B) the date on which the last sale price of the common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) with respect to the remaining Sponsor Upfront Escrow Shares and Founder Upfront Escrow Shares, the Anniversary Release Date.

•        The Escrow Agent will hold the 50% of the 1,687,500 shares of common stock held by Sponsor (the “Sponsor Earn-Out Escrow Shares”) until the later of (A) the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the Closing (the “First Earn-Out Target”).

•        The Escrow Agent will hold the other 50% of the Sponsor Earn-Out Escrow Shares until the later of (A) the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period following the Closing (the “Second Earn-Out Target”).

In the event that neither the First Earn-Out Target Release Notice nor the Second Earn-Out Target Release Notice is delivered on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release all the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration. In the event that the Second Earn-Out Target Release Notice is not delivered (and the First Earn-Out Target Release Notice has been delivered) on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release 50% of the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration.

Termination IPO Registration Rights Agreement

The holders of the founders’ shares, as well as the holders of the private units issued in connection with Tuscan’s IPO and any units the Sponsor, initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), were entitled to registration rights pursuant to an agreement signed in connection with the IPO. At the Closing, the parties agreed to terminate this registration rights agreement and replace it with the Registration Rights and Lock-Up Agreement.

Indemnity Agreements

On the Closing Date, we entered into indemnity agreements with Mr. Wu, Yanzhuan Zheng, Craig Webster, Wei Ying, Stanley Whittingham, Arthur Wong and Stephen Vogel, each of whom became a director following the Business Combination, and Wenjuan Mattis, Ph.D., Shane Smith, Shengxian Wu, Ph.D., Sascha Rene Kelterborn, Sarah Alexander and Lu Gao each of who became executive officers of the Company following the Business Combination. Each indemnity agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

BUSINESS

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Microvast Holdings, Inc. and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of Microvast prior to the consummation of the Business Combination.

We are a technology innovator for lithium ion (“Li-ion”) batteries. We design, develop and manufacture battery systems for electric vehicles and energy storage systems that feature ultra-fast charging capabilities, long life and superior safety. Our vision is to solve the key constraints in electric vehicle development and in high-performance energy storage applications. We believe the ultra-fast charging capabilities of our battery systems make charging electric vehicles as convenient as fueling conventional vehicles. We believe that the long battery life of our battery systems also reduces the total cost of ownership of electric vehicles and energy storage applications.

We offer our customers a broad range of cell chemistries: lithium titanate oxide (“LTO”), lithium iron phosphate (“LFP”), nickel manganese cobalt version 1 (“NMC-1”) and nickel manganese cobalt version 2 (“NMC-2”). Based on our customer’s application, we design, develop and integrate the preferred chemistry into our cell, module and pack manufacturing capabilities. Our strategic priority is to offer these battery solutions for commercial vehicles and energy storage systems. We define commercial vehicles as light, medium, heavy-duty trucks, buses, trains, mining trucks, marine and port applications, automated guided and specialty vehicles. For energy storage applications, we focus on high-performance applications such grid management and frequency regulation.

Additionally, as a vertically integrated battery company, we design, develop and manufacture the following battery components: cathode, anode, electrolyte and separator. We also intend to market our full concentration gradient (“FCG”) cathode and polyaramid separator to passenger car OEMs and consumer electronics manufacturers. Please see the illustration below for an explanation of the functions of different battery parts.

Since we launched our first ultra-fast battery system in 2009, we have sold and delivered approximately 2,422.3 MWh of battery systems or in terms of vehicles, approximately 28,000 vehicles have been powered by our battery systems. As of September 30, 2021, we had a backlog order of approximately $52.7 million for our battery systems equivalent to approximately 214.6 MWh. Our revenue for the nine months ended September 30, 2021 increased $25.8 million, or 43.4%, compared to the same period in 2020.

After initially focusing on the PRC and the Asia & Pacific regions, we have expanded our presence and product promotion to Europe and the U.S. to capitalize on the rapidly growing electrification markets.

In Europe, we have delivered over 1,500 units of ultra-fast charging battery systems to bus OEMs and operators as of September 30, 2021. A number of prototype projects are ongoing with regard to sports cars, commercial vehicles (through a partnership with FPT Industrial), trucks, port equipment and marine applications. In addition, we are jointly developing electric power-train solutions with leading commercial vehicle OEMs and a first-tier automotive supplier using LTO, NMC1 and NMC2 technologies. Set forth below is a diagram explaining the basic workings of batteries.

Industry and Market Opportunity

We believe global economic growth, greater awareness of environmental issues, government regulations and incentives and improved electric powertrain technologies are increasing the demand for environmentally friendly energy solutions, including electric vehicles. With the growing focus on, and the broad scientific acceptance of, the link between greenhouse gas emissions and climate change, many countries are adopting increasingly stringent environmental standards, especially as regards the emissions of CO2 from many forms of transport. It will be increasingly difficult for the conventional combustion engine to meet the emission targets being proposed, and it is this which creates the huge opportunity for our battery technologies.

Advances in chemistry and materials, of which we have been a leading innovator, have significantly improved electric powertrains. This, combined with the growing investment in charging station infrastructure and clear air initiatives, is leading to higher penetration rates for electric vehicles globally. Many consumers and businesses are increasingly willing to consider buying electric vehicles with new features and capabilities as their preferred clean-energy solution. We believe the following factors will result in significant growth in the market for electric vehicles:

•        Emission regulations:    The introduction of public policies related to the reduction of greenhouse gas emissions, enhanced energy efficiency and increasing restrictions on the use of diesel engines, especially in the EU, represent one of the key market drivers for Li-ion e-mobility solutions. In 2014, the EU member states agreed to the 2030 Framework, which includes targets and policy objectives to achieve a more competitive, secure and sustainable energy system within the EU. The 2030 Framework seeks to reduce energy consumption by 27% by the end of 2030 compared to a “business as usual” scenario (base year 2014). The 2030 Framework also seeks to reduce greenhouse gas emissions by 40% when compared to 1990 levels by 2030. In addition, the EU has adopted a European Green Deal with the goal of zero net emissions of greenhouse gases by 2050. We believe that electrifying the many types of commercial vehicles, which is one of our focus areas, is an important step for countries to meet the current CO2 and NOx targets, which make cities and, in particular, city centers cleaner.

•        Strong pull from transportation authorities and car manufacturers:    Transportation authorities across Europe (for example, in London, Copenhagen, Barcelona, Paris and Milan) have communicated their mid-to-long term plans to replace existing ICE-based bus fleets with new electrified buses. Moreover, regional and city governments across many countries in Europe have been active in general promotion of e-mobility penetration, through, for example, introduction of bans on diesel cars in city centers and plans for free public transportation in certain towns and cities. More than 200 cities have already introduced emission and access regulation zones and a number of large cities, such as Paris and Madrid, have pledged to ban diesel vehicles from city centers by 2025. On December 15, 2020, the European Automobile Manufacturers’ Association (“ACEA”) announced that Europe’s truck manufacturers have concluded that by 2040 all new trucks sold need to be fossil free in order to reach carbon-neutrality by 2050. ACEA represents 16 major Europe-based car, van, truck and bus makers.

•        Push for expanded electric vehicle market from major fleet companies:    In January 2020, Amazon.com, AT&T Inc., DHL Express USA Inc. and other select companies with major delivery fleets came together and joined the Corporate Electric Vehicle Alliance (“CEVA”). CEVA will help member companies make and achieve bold commitments to fleet electrification, and is expected to boost the electric vehicle market by signaling the breadth and scale of corporate demand for electric vehicles — expanding the business case for the production of a more diverse array of electric vehicle models:

•        Amazon:    As part of The Climate Pledge, which includes a commitment to deliver 50% of shipments with net zero carbon by 2030, it is pursuing the highest standards in transportation sustainability.

•        DHL:    As part of its commitment to achieve net zero emissions from transport activities by 2050 globally, it has set the ambitious interim target of performing 70% of first- and last-mile operations with green vehicles by 2025. Electric vehicles will play an important role in reaching that target.

•        IKEA:    It has a commitment to use electric vehicles for all of its in-home furniture deliveries by 2025.

Globally, the total addressable market for commercial vehicles is large and rapidly growing. According to Bloomberg New Energy Finance (“BNEF”), electric vehicle penetration in the key markets for commercial vehicle sales (i.e., U.S., Europe, the PRC, Japan and South Korea) is expected to grow from approximately 1.5% of the total units sold in 2020 to approximately 8.5% by 2025. Based on this estimate, the growth in commercial vehicles will increase the demand for battery capacity from 17.5 GWh in 2019 to 98.6 GWh in 2025.

We believe that the adoption of electric vehicles has been handicapped by many challenges imposed by conventional battery systems, including:

•        Range anxiety and reduced mobility.    Electric vehicles powered by conventional battery systems need significantly more time to be fully charged and many models (usually with battery capacity of no more than 40kw/h) only provide up to 100 miles of range. This has compared unfavorably to internal combustion engine (“ICE”) vehicles which can travel more than 300 miles between fuel stops and can refuel within 10 minutes.

•        High replacement costs.    Most conventional battery systems have a shorter life span than the useful life of the vehicles that they are installed in. As a result of this mismatch, the battery typically needs to be replaced during the life of the vehicle, leading to significant replacement costs.

•        Safety.    Li-ion batteries are known to be a factor in consumer electronic and passenger vehicle fires.

•        Design and performance not optimized for commercial vehicles.    Conventional battery systems designed for passenger cars offer longer charge times and limited cycle life, thus reducing operational efficiency and battery life.

Our Solution

Our approach is offering a tailored battery solution based on the operating requirements of our customers. With a broad range of battery chemistries to select from, we can offer several different battery solutions to our customer. We offer LTO, LFP and two version of nickel, NMC-1 and NMC-2. We believe our technologies and battery systems offer the following advantages over commonly used battery systems:

•        Ultra-Fast Charging Capability.    Depending on the selected battery chemistry, we can offer battery solutions that can be fully charged within 10-30 minutes, significantly faster than commonly used battery systems. The ultra-fast charging capabilities of our battery systems significantly enhance electric vehicle mobility and have the potential to accelerate consumer adoption of electric vehicles. Our latest generation LTO cells can be fully charged within 10 minutes, while providing an energy density up to 180 watt hours per liter (“Wh/l”) and 95 Wh/kg. These ultra-fast charging capabilities and long battery life can meet the diverse vehicle design requirements of our OEM customers. Our NMC-2 products can be fully charged within 30 minutes, providing the highest energy density fast charge batteries available on the market today.

•        Long Battery Life.    Depending on the selected battery chemistry, we can offer battery solutions with a life between 2,500 and 20,000 full charge/discharge cycles. The longer battery life enables our battery systems’ useful life to match the life of the vehicles in which our systems are installed, avoiding the need to replace the battery and thereby lowering our customers’ total cost of ownership. For example, our LTO batteries retain 90% of their initial capacity after approximately 10,300 full charge/discharge cycles, according to a test report produced by WMG, an academic department at the University of Warwick in the United Kingdom.

•        Enhanced Margin of Safety.    Drawing from an intellectual property library that took over a decade to develop, we work to increase the margin of safety of our products, beginning with the initial design and through the use of carefully selected battery components. Our LTO battery is inherently safer than other battery chemistries, with very good thermal stability, the ability to operate in a broad range of temperatures, and lower risk of internal short circuits and fire-related hazards. For products demanding higherenergy densities, our in-house manufactured battery components, the aramid separator, non-flammable electrolyte, and full-concentration gradient cathode individually or collectively are being implemented in certain current and future products to improve product safety. Our in-depth knowledge of how these battery components interact with each other in the battery cell is utilized in the design and build of our products, helping ensure our products have better safety margins.

Our Competitive Strengths

We believe the following strengths position us well to capitalize on and lead the global vehicle electrification trend:

Breakthrough battery solutions

Our vision is to solve the key constraints in electric vehicle batteries and to design electric vehicle power systems that facilitate the mass adoption of electric vehicles. Our battery solutions have a proven track record enabled by our transformational technologies that make electric vehicles more convenient, affordable and safe.

•        We believe our ultra-fast charging battery technology makes charging electric vehicles as convenient as fueling conventional vehicles and has the potential to accelerate consumer adoption of electric vehicles. In addition, our ultra-fast charging battery technology significantly increases the utilization and efficiency of charging stations with its short charging time requirements.

•        Our battery solutions significantly reduce the total cost of ownership of an electric vehicle. Our ultra-fast charging battery technology enables our customers to install fewer battery packs per vehicle, while the longer battery life matches with the life of the vehicle, eliminating the need to replace the battery during the life of the vehicle.

Since the first electric buses powered with our battery system were put into commercial operation in 2009, we have sold and delivered over 28,000 battery systems for commercial vehicles. As of September 30, 2021, our systems are in use in 200 cities from 20 countries under diverse weather conditions, accumulating an estimated 4.1 billion miles of operational distance.

We believe our battery solutions best position us to be a key player in the vehicle electrification revolution and to pave the way for mass adoption of electric vehicles.

Market leader in providing ultra-fast charging battery solutions

We are a provider of ultra-fast charging battery solutions to electric vehicles globally. We believe our ultra-fast charging battery technology best positions us to continue penetrating the fast-growing global electric vehicle market. Since we first launched our LTO ultra-fast charging battery technology in 2009, we have successfully deployed our product portfolio in large scale commercial operations in the PRC, the Asia & Pacific region and in Europe. With our expanding customer base in Europe, we believe we are well on our way of establishing ourselves as a leading supplier of Li-ion battery solutions for commercial vehicles in Europe.

Vertical integration from initial concept development to final system manufacturing

We have adopted a customer-oriented product development approach to provide highly customized solutions. This is facilitated by our vertical integration which extends from core battery chemistry to application technologies such as battery management systems and other power control electronics. Our vertical integration capability is supported by our unique R&D and design capabilities across the complete battery system and our established in-house manufacturing capability. This vertical integration capability gives us the flexibility to produce key materials in-house to manage supply and cost of materials. We believe we are one of the very few leading battery solution providers that can provide highly customized battery systems with the ability to address a range of battery materials, manufacturing, application engineering and design issues. The ability to work with partners and customers across the design process enables us to better understand customers’ needs and allows us to customize our products to their specific requirements.

Our vertical integration also enables a quicker and more coordinated development process for new technologies and products. It also ensures better quality and cost control during the manufacturing process. Furthermore, by managing each design step, from battery chemistry to power system, we can better protect our intellectual property and know-how.

Proven track record of innovation

We have adopted a customer focused approach in directing our R&D efforts in order to develop battery technologies that are bespoke to the requirements of commercial vehicle owners. We focus on building our battery systems from the ground up, not relying on any third-party technologies or approaches. The combination of our vertically integrated manufacturing system and cutting-edge lab research has helped us to innovate, develop and quickly commercialize new technologies and products.

We have a strong track record of product innovation, successful commercialization of such innovations, and those products being proven over many years and across many different types of commercial vehicles. For example, we first launched LTO ultra-fast charging battery technology in 2009 and put it into commercial operation in the same year. As of December 31, 2020, our LTO ultra-fast charging battery system has been sold and delivered for use in over 1,200 buses.

In 2013 we launched the second generation LTO battery system which offers higher-energy density while retaining fast-charging and long-cycle life capabilities. In 2017 we launched the NMC-1 battery system which offers much higher-energy density while maintaining market leading fast charging and long cycle life attributes. Most recently, in 2019, we launched the NMC-2 battery system which can be fully charged in 30 minutes while providing the highest energy density fast charge batteries available on the market today.

We have a R&D team of over 500 scientists and engineers, including leading electric vehicle battery industry veterans as well as experts in the research and science community, who are focused on developing cutting edge technologies. As of September 30, 2021, we have been granted 369 patents and have 130 patent applications pending.

Large and growing customer base and applications

We have strategically prioritized the development of battery systems for commercial vehicles and energy storage applications. We believe that our battery systems have a unique combination of features: ultra-fast charging capabilities, long battery life and enhanced safety. These features are highly valued by commercial vehicles and high-performance energy storage customers who are sensitive to the total cost of ownership.

We can count as our customers some of the leading global bus OEMs including Yutong, Higer, Foton, King Long, VDL and Wright Bus. With our batteries being deployed across a broad range of commercial vehicles, including automated guided vehicles, port equipment, mining trucks, fork-lift trucks, we have customer relationships with the likes of Kion, Kalmar, Kone Cranes, Linde, PSA Singapore and Gaussin. All of these names are recognized as leading OEMs in their particular area of focus.

Experienced and visionary senior management team with highly motivated employees

Mr. Yang Wu, our Founder, Chief Executive Officer and Chairman, and Dr. Wenjuan Mattis, our Chief Technology Officer, have led us in successfully innovating and commercializing new technologies. Mr. Wu is a visionary leader and entrepreneur with over 25 years of experience in technology development. While most of our competitors were still focusing on developing lithium iron phosphate-based battery technologies, he focused on developing a new battery technology to create an ultra-fast charging battery to address the key constraints for electric vehicle development. Dr. Mattis has over 16 years of experience in Li-ion battery business and has 22 publications and 81 patents.

Our senior management team also includes Mr. Yanzhuan Zheng, our Chief Financial Officer. Mr. Zheng has over 20 years of experience in accounting, finance and capital markets. Our expansion to regions beyond the Asia & Pacific region is led, for the U.S., Canada and South America markets, by Mr. Shane Smith, and for Europe, Middle East and North Africa markets, by Mr. Sascha Kelterborn. Mr. Smith and Mr. Kelterborn are both experienced senior managers with more than 20 years international business experience.

As we grow, we remain focused on hiring employees who share the same ethos. We have built a team focused on developing innovative solutions to the problems faced by electric vehicle batteries, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our Strategies

Our strategy is to globally market our competitive product portfolio. Initially, we intend to focus our sales and marketing efforts for our battery solutions in commercial vehicles and energy storage customers, where our vertical integration and high-performance technology can address the challenging and diverse set of requirements desired by these customers. For passenger electric vehicles and consumer electronics applications we are marketing our FCG cathode and polyaramid separator components to manufacturers that need better materials to meet demands for higher energy densities and greater intrinsic safety.

Global market presence

After primarily being focused on the PRC and the Asia & Pacific regions, we are expanding our presence and product promotion to Europe and the U.S. to capitalize on the rapidly growing electrification markets. In 2021, we are launching a marketing campaign to introduce us to more potential customers in regions outside the Asia & Pacific region and adding more employees to support business development.

The European market presents enormous growth opportunities for electric vehicles, driven by higher emission standards, reduced total cost of ownership compared to gas-based combustion engines, and growing environmental awareness. In the U.S., we believe a new political administration is likely to push the electrification revolution through regulation. In pursuing contract opportunities with industry-leading companies in the U.S., we have seen how our potential customers recognize the lower total cost of ownership for commercial vehicles and are seeking alternative forms of energy for energy storage applications.

Our growing operations in Europe and the U.S. are conducted through our subsidiaries in Germany and the U.S.. Revenues generated in these regions are expected to be used to continue to fund operations and growth in these geographies.

As we expand our presence globally, we will continue to invest in our existing partnerships in the PRC and the Asia & Pacific region and continue to grow our business there.

Improve performance and reduce total cost of ownership of our battery systems

The total cost of ownership is an important criterion for commercial electric vehicle and energy storage system customers. In order to maintain our leading position in the market, we will continue investing in R&D for our high performing battery technology and seek new innovations to further lower cost.

For battery system solutions, this means continuing to develop new battery cells and modules and improving the energy densities of our existing batteries. Our R&D team is constantly working to integrate new designs, technologies and materials into our cells to enhance performance and lower the cost. We have used this approach to develop cells with various chemistries (LTO, LFP, NMC-1, NMC-2), and to provide a variety of products (LpTO, LpCO, MpCO, HnCO) with different energy densities, fast charge times and cycle life.

One important strategy we have employed historically, and will continue to focus on going forward, is the research emphasis on advanced materials to enhance our products. For example, our 2019 R&D 100 Award for a battery incorporating our unique FCG and polyaramid components showcases how new materials enable higher energy density and longer cycle life products as well as improving performance and lowering total costs of ownership. Improving performance at the base components has the added advantage of making both our battery solutions and our component products more attractive.

Expand manufacturing capacity to meet growing demand

We plan to prudently expand our manufacturing capacity to capture the large and growing market opportunity for electric vehicles. Our capacity expansion will be phased in based on our ongoing assessment of medium- and long-term demand for our products. We have reached manufacturing capacity of approximately 3 GWh per year as of December 31, 2020. We plan to achieve a total manufacturing capacity of 11 GWh per year by 2025 to support market demand for our existing products. As for battery components, we plan to expand our manufacturing capacity for the polyaramid separator and FCG cathode.

In the fourth quarter of 2021, we completed building a 170,000 square foot facility near Berlin, Germany and installed a fully automated battery module line and started the ramp up phase of the serial production. We are also in the process of installing a semi-automated pack equipment line to support anticipated demand. This facility, once fully equipped, can support up to 6 GWh capacity. In light of anticipated EU regulations designed to require battery cell production to be located in Europe and “green” energy usage for battery production and the introduction of a “battery passport”, we anticipate that in the near future we will need to build additional cell capacity in Europe to meet local demand.

In February 2021, we began converting an existing building we purchased in Clarksville, Tennessee to support 2.0 GWh of cell, module and pack capacity. It is anticipated that this facility will primarily serve our customers in the U.S..

With facilities and resources in the PRC, Europe and the U.S., we have manufacturing capabilities that are close to our customers and poised to meet our customers’ demand. Our strategic footprint also addresses national interest concerns and tariffs and reduce logistic expenses.

Our Solutions, Technologies and Applications

Our Solutions

We are in the business of developing and selling innovative, and industry-leading, energy storage solutions to OEM customers. In addition to designing and manufacturing the physical battery system, we offer services such as engineering and design, maintenance and support services.

The battery system is based on our proprietary LTO, LFP, NMC-1 or NCM-2 cell products. The cells are then made into battery modules, which are then assembled into a battery pack. We handle the manufacturing of the cell, module and pack and work with the OEM to customize the battery system, so it can be integrated into their vehicles. The battery pack maybe air-cooled, or liquid cooled and is designed with a flexible layout to accommodate different cell numbers and multi-layering with frames. In some cases, battery management software and installation may be provided to the customer. The battery management software monitors the battery, improving the safety and thermal control, which enhances the battery system lifetime and cost efficiency. For the packs, we assemble using standard components, making them easier to install and maintain.

As part of the customization process, we conduct feasibility testing using a prototype of a customer’s vehicles to obtain feedback from the customer to customize the battery system for the customer’s specific use. We install the battery systems for our customers after we deliver the battery systems to them. We also provide maintenance services and train our customers’ staff on the use and maintenance of our products.

We currently sell our battery systems primarily to OEMs for use in electric commercial vehicles. Our battery systems have a number of other applications, including (a) as energy storage for renewable energy generators and utility grids, (b) for frequency regulation, and (c) as uninterrupted power supply in other high-power electric equipment and devices. In addition, we can sell components of our battery system, such as the FCG cathode or polyaramid separator, to other manufacturers focused on passenger electric vehicles.

Our Technologies

We have been developing technologies for fast charging, long life, high safety batteries since the research objectives were outlined in 2008. Since then we have developed technologies spanning the battery system production through our vertical integration approach; from basic cell materials like cathode, anode and separator, to cooling systems and software controls for the battery pack. Some of the key highlights from our technology portfolio are:

Battery Cell Materials

•        Polyaramid Separator — Our separator, conceived and developed entirely within the Company, is significantly more stable under heat than traditional poly-ethylene separators. Polyaramid is similar to Kevlar, the material that is used in bullet-proof vests, and its excellent thermal properties (stable to nearly 300°C in air) are well known, but only we have developed the techniques necessary to form this material into ~10um thick, meters wide and hundreds of meters long porous separator material that is suited for Li-ion batteries. The material is currently being evaluated through a U.S. Advanced Battery Consortium grant, and the project manager from one of the big three OEMs describes this technology as “the greatest breakthrough in LIB separator technology in 20 years.”

•        Lithium Titanium Oxide (LTO) — Our LTO powder is specifically manufactured to promote high power operation, making it ideal for ultra-fast-charging applications. LTO is the safest Li-ion battery anode material on the market today because it’s one of the only anode materials inherently stable against traditional Li-ion electrolytes.

•        Full Concentration Gradient (FCG) Cathode — Our gradient cathode was licensed from Argonne National Labs in 2017. Since then we have developed significant, flexible manufacturing know-how to produce the material with minimal cost increases compared to normal NMC materials. By controlling the concentration of metals within a particle, the material’s safety can be enhanced. This is because the gradient is a designer cathode, meaning the material design can be tailored for specific end uses and cells/customers can receive a unique material product explicitly for their needs. This customization makes the technology well suited for ultra-fast charge and low cost advanced Li-ion cells. We believe this technology is especially well suited going forward for the development of materials that greatly reduce or eliminate cobalt from the cathode.

•        Non-Flammable Electrolyte — Since Li-ion batteries typically use flammable organic solvents, they have the potential, under certain conditions to catch fire. Our technology, protected through patents and trade secrets, will not catch fire even if a flame is directly brought in contact with a cup of the electrolyte formulation. Using our electrolyte greatly retards, and in some cases can stop entirely, a Li-ion cell from catching fire. Reducing the flammability of Li-ion cells is an important safety feature that we believe will become even more sought after as the market pushes towards ever higher, and hence less stable, energy density cells.

Cell Chemistry

•        LTO — This material is used in place of the typical graphite on the anode. LTO greatly enhances the Li-ion cell’s safety and fast charge ability, at the cost of some energy density. Our cells using LTO have exceptional lifetimes. Our cells using LTO have successfully addressed a key problem for the technology, cell gassing. By eliminating the gas generation during cycling, our cells can have exceptionally long performance lifetimes.

•        LFP — One of the safest cathode options, LFP is manufactured from low cost materials making it highly affordable. Our LFP cells were developed at the behest of a Chinese OEM, and our technology was selected over one of the biggest battery companies in the world because our performance and price was superior to the competitors.

•        NMC — Applications requiring higher energy cell density today must be built using the layered metal oxide crystal structure (which includes NMC, NCA, NMCA and FCG). Our cells based on this chemistry have some of the best cycle performance available today, which we attribute to our better understanding of the various cell materials from our vertical integration structure. By controlling the cathode and separator technologies going forward, our NMC cells will have lower prices and enhanced safety compared to many of our competitors’ products. Cells using NMC technology have been third-party evaluated by TUV and various U.S. National Labs, confirming our claims to performance.

Our Applications

Electric Buses and Other Commercial Vehicles

The ultra-fast charging capabilities of our battery systems means that electric buses equipped with our batteries would only need to charge for 10 to 30 minutes, depending on the battery chemistry. In buses, this allows a single charge for each loop or multiple loops they travel. In contrast, electric buses equipped with certain of our competitors’ technology would need to charge overnight to store sufficient energy to run an entire day. Furthermore, our battery system’s life span matches the useful life of a typical bus, which avoids the need to replace the battery during the useful life of the vehicle.

The high energy density of our battery systems makes our battery systems an ideal choice for delivery vans and trucks. It reduces the charging interval and thus ensures a smooth daily operation of the commercial vehicle by equipping sufficient energy onboard. Ultra-fast charging capability enables the use of automated guided vehicles in harbors and airports applications where 24-hour operations is required.

Materials

All Li-ion batteries are comprised of an anode, cathode, electrolyte and separator.

•        Anode — Our anode is selected historically from LTO or graphite in our product cells. In the coming years we anticipate that we will develop and market a new product that contains silicon or silicon oxide.

•        Cathode — Our LFP is sourced from a commercial supplier. For NMC our existing products are made using commercially supplied material, and our future cell products will utilize FCG when possible. For NMC based cathodes the sourcing and availability of cobalt is a key issue for many OEM buyers. As such, we are actively engaged in research to greatly reduce or eliminate the use of cobalt from our material stream.

•        Electrolyte — Our present Li-ion cells use liquid-based electrolyte formulations. For carbonate-based electrolytes we typically elect to buy the base solvents from commercial suppliers due to lower costs from their economies of scale, and then blend solutions in-house to ensure our proprietary mixtures are not shared outside the company.

•        Separator — The separator is another key material in our Li-ion cells. While we have in the past used the industry norm PE/PP materials, we are now working to integrate as many cells as possible with our new polyaramid technology. In addition, we are actively working to build on our polyaramid knowledge to develop a solid electrolyte battery system that incorporates the polyaramid material as a component of the solid electrolytes. If the solid electrolyte approach is successful, not only will it eliminate the use of liquid electrolytes, but it will also potentially enable new anode chemistries such as lithium metal, which is needed to reach cells with over 1000 Wh/L energy densities.

Quality and Safety Control

Our batteries have passed quality and safety control testing under the QC/T 743-2006 standard by the National Coach Quality Supervision and Test Center, a non-government entity accredited to verify certain PRC government quality and safety control standards.

In September and October 2013, we were certified by Shanghai NQA Certification Co., Ltd., a third-party accreditor, to be compliant with ISO 9001:2008 and ISO/TS16949 relating to quality management systems, respectively. ISO/TS16949 is a quality management standard that is required for suppliers to the automobile industry. We have also obtained Conformitè Europëenne, European Quality Standard (“CE”) certification from SGS-CSTC (Shanghai) Co., Ltd. and Underwriter Laboratories, U.S. Quality Certification (“UL”) for product safety. Each certifying institution has its own requirements for maintaining valid certifications. Each of the UL certificates and CE certificates requires our products to be certified before they can be sold in the U.S. and the EU, respectively.

We have obtained the UN38.3 safety certification for Li-ion batteries that allows our batteries to be transported by air.

The Testing Center of MPS is accredited in accordance with ISO/IEC 17025: 2005 General Requirements for the Competence of Testing and Calibration Laboratories (CNAS-CL01 Accreditation Criteria for the Competence of Testing and Calibration Laboratories) for the competence to undertake the services we provide.

Manufacturing Capacity

We measure our manufacturing capacity in MWh, which represents energy capacity of all batteries produced for a single complete discharge, rather than the number of batteries we produce per year.

As of September 30, 2021, we had an annual manufacturing capacity of approximately 3 GWh cell, module and pack capacity, 600 tons per year of cathode capacity, 3,000 tons of electrolyte capacity and 5 million square meters for a separator pilot line in Huzhou, China.

We completed the construction of a module and pack manufacturing facility near Berlin, Germany and started the ramp up phase of the serial production in the fourth quarter of 2021.1 In the U.S., we purchased an existing building that will be modified to support 2 GWh cell, module and pack manufacturing capacity. Additionally, we plan to add 2 GWh battery cell and module capacity and 10 million square meters of separator capacity to our facility in Huzhou, China. We are planning to increase our total battery manufacturing capacity to approximately 11 GWh per year by 2025.

Patents and Other Intellectual Property

We have devoted more than 14 years to R&D on our intellectual property. As of September 30, 2021, we had been granted 369 patents, including 310 patents granted in the PRC, 41 patents granted in the U.S., and 130 patent applications pending in the above major market jurisdictions. Assuming no adjustment or extension to the patent validity terms, our PRC patents will expire between 2021 and 2038, and our U.S. patents will expire between 2031 and 2039.

We possess patents, licenses and/or know-how covering the following proprietary technologies:

•        Separators — We have developed a high-thermal separator, made of polyaramid polymer with a melting point of above 300°C, which we believe will improve the safety of our batteries. As of December 31, 2020, we owned 5 patents and 19 pending patent applications covering our proprietary separators and process relating to our separators.

•        FCG Cathode — In 2017 we licensed the process from Argonne National Labs. The FCG cathode is distinguished by its unique manufacture, where a clear and gradual gradient in the transition metal content can be observed during analysis of a cathode particle. Since that time, we have been granted three and submitted 24 patents for protection in the PRC, U.S. and Europe.

•        Electrolytes — We have developed a high/low-temperature electrolyte that is stable at high temperatures (approximately 70°C) and can release approximately 70% of the energy at extremely cold temperatures (approximately -30°C) at a charge rate of 1C. As of December 31, 2020, we owned 17 patents, licensed 3 patents, and had 11 pending patent applications relating to our proprietary electrolytes.

•        Lithium titanium oxide powder — Our proprietary LTO powder used for our electrodes compacts densely, leading to higher volumetric density while sustaining the ultra-fast charging properties of our batteries. It also allows our batteries to operate with less resistance by preventing the formation and/or degradation of solid-electrolyte interphase (a barrier formed between the electrolyte solution and electrode when the battery is charged) and limits the formation of dendrites. Dendrites reduce performance and increase the risk of short circuits and fire-related hazards. More importantly, our proprietary powder causes negligible volume expansion when the battery is charged and discharged. This provides our batteries with stability during recharges and extends the life of the battery. As of December 31, 2020, we owned 2 patents in the PRC relating to our proprietary LTO powder.

•        Carbon, silicon — We are experimenting with and have developed various types of anode materials. For example, we have developed porous carbon-based anode materials which allow for higher charging rate. The porous structure allows for faster transport of Li-ions, contributing to the fast charging properties of our batteries. As of December 31, 2020, we owned 15 patents and 6 pending patent applications in the PRC relating to our proprietary carbon, silicon anodes.

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our designs and technology. Our policy is to protect our proprietary and intellectual property position by, in addition to filing patent applications in various jurisdictions related to our proprietary technology, relying on trade secrets, know-how and continuing technological innovation. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. To protect our rights in these areas, it is our policy to require our employees, consultants, advisors and collaborators to enter into confidentiality agreements. However, such confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. While we have attempted to protect the unpatented

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1        Microvast team: Could you please provide an update on the construction of the facility in Germany?

proprietary technology that we develop or acquire, and will continue to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend, to a large extent, upon continued innovation and technological expertise. For more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

We use trademarks on some of our batteries and believe that having distinctive trademarks is an important factor in marketing our batteries. We have registered in the PRC, the U.S. and internationally our Microvast mark (including the Microvast logo) and our other trademarks, include the LpTO, LpCO and Clean City Transit marks.

Research and Development

Our research, development and engineering efforts are focused on developing new battery solutions and continuously improving the performance of existing battery systems. We design our battery systems by targeting specific performance metrics such as energy density, power density and specific power, charge rate capability, cycle life, through-put energy and various safety and abuse-tolerance metrics.

As of September 30, 2021, our R&D team comprised of 551 full-time researchers including 17 doctorates and 67 masters-degree holders. Our R&D team is led by our Chief Technology Officer, Dr. Mattis. Dr. Mattis has over 11 years of experience in Li-ion battery business and has 27 publications and 81 patents. Overseen by Dr. Mattis, our technology center is responsible for material development, cell development, product development, FCG manufacture, aramid separator manufacture, future technology development, testing simulation and analytical, and intellectual property.

Our R&D efforts are focused on the following areas:

•        Improving the energy density, power, life and safety through developing key battery materials:    At our Huzhou facilities, we devote substantial effort to developing new compositions and structures of cathode and anode materials. We focus on lowering the cost of synthesizing these materials. We are currently experimenting with a variety of cathode and anode materials, including carbon and silicon. These compositions and processes are validated at the laboratory and pilot-plant scale before being transitioned to our high-volume manufacturing facilities.

•        High Energy Cell & It Components:    A major emphasis for our R&D efforts is making new technologies to boost the energy density of a Li-ion cell without hindering the performance. A portion of this work is supported by research grants, such as our $3 million Extreme Fast Charge and our $4.5 million Low Cost, Fast Charge grants from the U.S. Department of Energy (“DOE”) and USABC, respectively. We are currently exploring a variety of FCG designs, and emerging anode technologies as part of this effort to maximize the performance while minimizing the cost. The cells developed utilize our existing technologies whenever possible, such as our polyaramid separator.

•        Battery Cell Safety:    As the energy densities of cells rise new safety solutions are needed for the cell. We are focused on studying the sources of safety events, and then making materials or compositions in the electrolyte, cathode, anode or separator to address these findings. One area we are increasingly exploring for cell safety is a solid-state electrolyte system designed around our polyaramid technology.

•        New Cell Applications Development:    To grow our market we are doing testing and cell development for emerging applications that often have requirements different from electric vehicles. Often, a new application requires a particular specification to drastically improve without sacrificing too much performance or cost to make the change. An example is high temperature cells, which are challenging for traditional materials, but may be accessible with our electrolyte, cathode and separator technologies.

•        Process Development & Scale-Up:    We are continually looking for new materials and processes that could enhance the competitive edge of our cells, via performance or cost, in the market. Once a new technology shows promise, a sample scale-up, and potentially a pilot plant process, is undertaken so the processing economics and material performance can be fully evaluated.

•        Improving electrical, mechanical and thermal designs.    Physical battery design is an important consideration for the scalability, durability, cooling and abuse-tolerance of Li-ion batteries, especially those used in large high-power battery systems. We have developed and will continue to develop innovative constructions for our battery modules and packs.

•        Improving battery systems-level designs.    We develop battery systems that can be used by a number of customers, and we work with our customers to develop customized battery systems for specific applications. In addition, we are developing control strategies and other systems to manage grid-scale energy storage units.

We believe that our ability to deliver higher performance batteries and battery systems depends upon the rapid and effective transfer of the technology developed in our R&D laboratories into our high-volume manufacturing facilities. Therefore, we maintain pilot plant facilities and reserve a portion of our manufacturing capacity for structured experiments related to manufacturing process development.

In December 2006, we established a research center, which covers approximately 6,800 square meters, in our Huzhou manufacturing facilities. The center is equipped with a full range of scientific equipment for a material science research center, including an X-ray powder diffraction machine, scanning electron microscope, gas chromatograph/mass spectrometer cape, laser particle size analyzers, electrochemical comprehensive test analyzers and other scientific equipment. In September 2016, we also set up a research center in Orlando, Florida to work on longer-term technology development.

Our R&D expenses totaled $32.4 million, $26.0 million, $16.6 million and $23.2 million for the years ended December 31, 2018, 2019, 2020 and the nine months ended September 30, 2021, respectively.

Sales and Marketing

We market and sell our products primarily through a direct sales force consisting of individuals who generally have experience selling battery systems into the specific market segments to which they are assigned. Our sales force is divided into four regional divisions: Europe, Middle East and Africa (“EMEA”), North America, the PRC, and the Asia & Pacific region. Each region is supervised by a regional leader who is responsible for developing and delivering a sales forecast.

With a focus on commercial vehicles, we engage electric vehicle and drive train manufacturers directly to educate and inform them about the benefits of our technology and products. We also promote our product portfolio to energy storage customers made up of integrators and utility companies.

For battery components, our product promotion starts with R&D engineers for passenger car OEMs and consumer electronics manufacturers. Once we are comfortable with a potential customer and the appropriate legal documents are in place, samples of materials may be sent out for evaluation to support the sale of the component.

Our sales cycles vary by market segment, but typically follow a lengthy development and qualification period prior to commercial manufacture. We expect that the total time from customer introduction to commercial manufacture will range from 2 to 4 years depending on the specific solution and market segment. For example, total time in the transportation market includes a customer’s preliminary technology review, which generally ranges from 3 to 9 months followed by test and evaluation, which generally ranges from 12 to 18 months.

We focus our marketing efforts on increasing brand awareness, communicating advantages of our solutions and generating qualified leads for our sales force. We rely on a variety of marketing platforms, including participation in industry conferences and trade shows, to share our technologies with customers, as well as public relations, industry research and our collaborative relationships with our strategic investors and business partners.

Customers

We work under various arrangements with major global electric vehicle manufacturers to develop batteries and battery systems for the plug-in hybrid electric vehicle, battery electric vehicle and hybrid electric vehicle markets. In the PRC, our customer base covers some of the largest passenger car and commercial vehicle OEMs, including SAIC, JBM, King Long Group, Foton and Zhongtong Bus. In Europe, our primary customers include industry-leading companies such as FPT Industrial, the global powertrain brand of CNH Industrial Group, ZF Friedrichshafen AG (ZF Group), Safra, CARGOTEC, a luxury sport vehicle German OEM, VDL, TFL and the London Bus Operators (former Wrightbus). In the U.S., our customers include OSHKOSH Corporation.

Due to the long sales cycle of our solutions and the relatively small customer base of limited electric bus manufacturers, we experience significant customer concentration. For the year ended December 31, 2020, our top five customers contributed 31.4% of our revenue. See “our Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Revenue” and “Risk Factors — Risks Related to our Business — We have a limited customer base and depend on a small number of customers for a significant portion of our revenues to date and this dependence is likely to continue.”

As of September 30, 2021, we had an order backlog for our battery systems of approximately $52.7 million, equivalent to approximately 214.6 MWh. We expect to fulfill the entire backlog within 2021. Some of our purchase orders require an upfront payment from the customer that is not refundable if the customer terminates the contract.

We enter into contracts with customers for the sale of our battery systems. These contracts are typically in the form of purchase orders for a fixed quantity of batteries and include terms and conditions relating to payment and termination that we believe are customary and standard in our industry. We also enter into long-term supply agreements with certain customers. We are capable of providing and may offer to our customers various other services, such as engineering and design, maintenance and support.

We provide warranties for our batteries that are consistent with international market standards.

Employees

As of September 30, 2021, we had 1,308 full-time employees, with 551 in R&D, 421 in manufacturing operations/supply chain, 90 in sales and marketing and 246 in general and administration. Of all of our employees, 25 are located in our US office and 1,221 are located at our PRC facilities and office.

Facilities

We occupy properties in the U.S., the United Kingdom, Germany and the PRC for our operations. As of September 30, 2021, we owned or leased land with a total area of approximately 3.14 million square feet and buildings with a total floor area of approximately 1.77 million square feet.

Our corporate headquarters is located in Stafford, Texas, where we occupy a leased office facility of approximately 4,400 square feet. The lease for this office will expire on June 30, 2022.

We have a R&D office in Orlando, Florida, consisting of a 1,200 square foot leased office and lab space with annual renewal date on September 30th. Expanding our R&D facilities, we purchased a 75,000 square feet building in Lake Mary, Florida, in October 2021.

In January 2021, we acquired an existing 577,000 square foot building on 82 acres in Clarksville, Tennessee. We plan to build a 2.0 GWh cell, module and pack production line to produce qualified products beginning in the third quarter of 2023.

In the fourth quarter of 2021, we completed a 170,000 square feet manufacturing facility in Germany with an equivalent of approximately 1.0 GWh of module and pack capacity, and started the ramp up phase of the serial production.

United Kingdom

In the United Kingdom we currently have the following two workshop facilities: Unit 1, split into 540 square feet of office space and 1,150 square feet used as a service workshop; and Unit 7, with 800 square feet of office space, 1,900 square feet of storage, pre-shipping preparation/testing area and 600 square feet of small spares storage.

Germany

In 2020, we entered into a 15-year lease for a property on the outskirts of Berlin, Germany, with an option for renewal. We have plans to hire approximately 250 employees. The facility has an office space of around 37,674 square feet, a production space of around 107,640 square feet and a warehouse of around 53,820 square feet. In this facility we also have approximately 6,500 square feet of space for Quality and Testing and around 6,500 square feet for a service and prototype workshop.

The first production line which we constructed has a capacity of 500,000 modules per year, which is equivalent to 1 GWh per year. The production space is large enough to accommodate five full automated module and two pack production lines. The anticipated full annual capacity of this facility is 6 GWh of battery modules and packs. We plan to operate this facility in three daily shifts. This facility will be also International Automotive Task Force (“IATF”) 16949, International Organization for Standardization (“ISO”) ISO9001, ISO14001 and Occupational Safety and Health Administration (“OSHA”) certified and will be operated with 100% green energy. The start of operations is scheduled for the first quarter of 2021.

PRC

As of September 30, 2021, we owned four parcels of land with a total ground area of approximately 3.14 million square feet, seventeen buildings and four apartments with a total floor area of approximately 1.4 million square feet in Huzhou, China. We are also applying for the building ownership certificate for another building. Typically, building ownership certificates are issued within three to five months after the relevant application is accepted by the government authorities. These properties, which constitute our principal owned properties, are currently being used for manufacturing, office space, canteen services and/or dormitories.

As of September 30, 2021, we leased a total gross floor area of approximately 61,000 square feet in the PRC for factory space, research centers, office space, dormitories, warehouse for non-dangerous goods, battery pack workshop and for other ancillary uses.

Competition

Competition in the battery industry is intense and rapidly evolving. Our markets are subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new technologies. We believe the primary competitive factors in our markets are:

•        product performance, reliability and safety;

•        integrated solutions;

•        total cost of ownership;

•        regional and industrial regulations;

•        pricing;

•        new technologies/chemistries; and

•        manufacturing capabilities.

Our competitors include, but not limited to, LG Chem, Samsung SDI, Panasonic, BYD, CATL and SK Innovation; all large, high volume battery manufacturers. See “Risk Factors — Risks Related to our Business — We mainly manufacture and market lithium-based battery systems. If a viable substitute product or chemistry to lithium-based battery systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery market may cause our products to become uncompetitive and less marketable, resulting in loss of market share to our competitors.”

Adherence to ESG Principles

We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. As a company whose business success is driven by our highly skilled workforce, we are especially committed to supporting our employees and fostering a culture of diversity and inclusion that makes our employees feel safe, empowered and engaged. We plan to report how we oversee and manage environmental, social and governance (“ESG”) factors material to our business under the sector-specific ESG standards recommended by the Sustainability Accounting Standards Board (“SASB”), an organization which provides an ESG framework of standards preferred by investors for ESG evaluation. As part of our plan to provide ESG disclosures pursuant to SASB standards, we will evaluate aligning our internal sustainability goals with certain Sustainable Development Goals (“UN SDGs”) to begin forming commitments to contribute to the UN SDGs.

Governmental Regulation and Environmental Compliance

Environmental Matters — Our PRC facility

As we conduct our manufacturing activities in the PRC, we are subject to the requirements of PRC environmental laws and regulations on air emission, wastewater discharge, solid waste and noise and the generation, handling, storage, use, transportation and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on the Prevention and Control of Noise Pollution, the Environmental Impact Assessment Law of the PRC, and the administration Regulations on the Environmental Protection of Construction Project. We believe we are in compliance with these environmental laws and regulations in all material aspects. We have built environmental treatment facilities concurrently with the construction of our manufacturing facilities, where the waste air, wastewater and waste solids we generate can be treated in accordance with the relevant requirements. We have outsourced disposal of hazardous solid waste we generate to a third-party contractor in accordance with the relevant PRC laws. Certain key materials used in manufacturing, such as nickel, manganese, electrolyte and separators, have proven innocuous to the environment. We believe we have maintained pollutant emission levels at each of our facilities within levels prescribed by the relevant governmental authorities.

Environmental Matters — Our European Production Facility

Operations at our German facility will be subject to a variety of environmental, health and safety regulations, including those governing the generation, handling, storage, use, transportation and disposal of hazardous materials. To conduct our operations, we will obtain the Quality Management Standards IATF 16949:2016 and ISO 9001:2015 followed by ISO 14001:2015 — Environmental Quality Management Standard and ISO 50001:2011 — Energy Management. For safer working conditions we will also implement ISO 45001-2018 — Occupational Health and Safety and all our machines and production lines are delivered with CE label according to the Machinery Directive 2006/42/EC.

In transit, Li-ion batteries are subject to rules governing the transportation of “dangerous goods.” We will only use such carriers that meets the legal requirements. We have policies and programs in place to help assure compliance with our obligations (for example, machine guarding, laser welding, hazardous material management and transportation). Furthermore, in order to obtain the existing building permits, we are obligated to perform environmental compliance and fire protection concept requirements under German regulations. All these standards and certificates are designed to comply with all the government regulations and laws, as well the standards of the automotive industry.

We intend to employ regular audits through third parties to monitor compliance and ensure continuous improvement. We train our employees and conduct internal audits of our operations to assess our fulfillment of these policies. As a further confirmation that the environment is very important for us, shows our pilot project for “Sustainable Battery Production” with TÜV SÜD Germany.

General Environmental Matters

We are not currently subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as a defendant for violation of any environmental law or regulation. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us relating to any environmental law or regulation that would have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors — Risks Related to our Business — Compliance with environmental regulations can be expensive, and our failure to comply with these regulations may result in monetary damages or fines, adverse publicity and a material adverse effect on its business.”

Workers’ Health and Production Safety Compliance

We are subject to the requirements of PRC laws and regulations on the health of our employees and production safety. The major workers’ health and production safety regulations applicable to us include the PRC Law on the Prevention and Control of Occupational Diseases and the PRC Law on Safety Production and the Regulation on the Safety Management of Hazardous Chemicals.

Certain key materials used in manufacturing, such as nickel, manganese, electrolyte and separators, have proven innocuous to workers’ health and safety. Our PRC subsidiary is required to engage a qualified institution to make a safety evaluation report on its work safety conditions and to file such safety evaluation report with the local work safety authority for the use of hazardous chemicals in our manufacturing process. However, our PRC subsidiary has historically failed to comply with such requirements. For compliance purposes, our PRC subsidiary has engaged a qualified institution to examine the safety production conditions of our 750 MWh lithium battery system manufacturing line and filed the safety evaluation report with the local work safety authority on January 13, 2016.

To improve the working environment and minimize the adverse impact on our workers by such innocuous elements, we have designed occupational disease preventive facilities to be installed with our manufacturing facilities now under construction. In addition, we have submitted a pre-assessment report on occupational disease hazard to the local branch of the Administration for Work Safety, which was approved on September 29, 2015. We failed to comply, however, with such requirements when constructing our 150 MWh lithium ferrous phosphate battery manufacturing line and our 1,000-ton Li-ion power battery material manufacturing line, which Ochemate transferred to us in 2013. Although we subsequently installed occupational disease preventive facilities with such manufacturing lines, we may still be subject to fines, penalties or demands for our previous noncompliance.

We are not currently subject to any admonitions, penalties, investigations or inquiries relating to workers’ health and production safety law or regulations, nor are we subject to any claims or legal proceedings to which we are named as a defendant for violation of any workers’ health and production safety law or regulation. We do not have any reasonable basis to believe that there is any threatened claims, actions or legal proceedings against us relating to any workers’ health and production safety law or regulation that would have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors — Risks Related to our Business — we may fail to comply with certain health and production safety laws and regulations governing hazardous materials.”

Insurance

We maintain product liability, public liability, property all risks and business interruption insurance and employer’s liability insurance in the markets we operate in, all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Our property and equipment insurance does not cover the full value of our property and equipment, which could leave us exposed in the event of loss or damage to our properties or claims filed against us. See “Risk Factors — Risks Related to our Business — our general liability insurance may not be sufficient to cover potential liability from product liability claims.”

Legal Proceedings

From time-to-time we are a party to litigation matters and subject to claims that arise in the ordinary course of business. There is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our results of operations or financial condition. However, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us as a result of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors — Risks Related to our Business — our operations expose it to litigation, environmental and other legal compliance risks.”

Microvast was incorporated under the laws of the State of Texas in October 2006, and converted into a Delaware corporation on December 31, 2015. Its principal executive office is located at 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477 and its telephone number at that address is (281) 491-9505.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Microvast”, the “Company”, “we”, “us” and “our” refer to the business and operations of Microvast Holdings and its consolidated subsidiaries.

Overview

We are a technology innovator for Li-ion batteries. We design, develop and manufacture battery systems for electric vehicles and energy storage that feature ultra-fast charging capabilities, long life and superior safety. Our vision is to solve the key constraints in electric vehicle development and in high-performance energy storage applications. We believe the ultra-fast charging capabilities of our battery systems make charging electric vehicles as convenient as fueling conventional vehicles. We believe that the long battery life of our battery systems also reduces the total cost of ownership of electric vehicles and energy storage applications.

We offer our customers a broad range of cell chemistries:    LTO, LFP, NMC-1 and NMC-2. Based on our customer’s application, we design, develop and integrate the preferred chemistry into our cell, module and pack manufacturing capabilities. Our strategic priority is to offer these battery solutions for commercial vehicles and energy storage systems. We define commercial vehicles as light, medium, heavy-duty trucks, buses, trains, mining trucks, marine applications, automated guided and specialty vehicles. For energy storage applications, we focus on high-performance applications such grid management and frequency regulation.

Additionally, as a vertically integrated battery company, we design, develop and manufacture the following battery components: cathode, anode, electrolyte and separator. We also market our FCG cathode and polyaramid separator to passenger car OEMs and consumer electronics manufacturers. Please see the illustration located in the description of our business for an explanation of the functions of different battery parts.

Since we launched our first ultra-fast battery system in 2009, we have sold and delivered approximately 2,422.3 MWh of battery systems. As of September 30, 2021, we had a backlog order of approximately $52.7 million for our battery systems equivalent to approximately 214.6 MWh. Our revenue for the nine months ended September 30, 2021 increased $25.8 million, or 43.4%, compared to the same period in 2020.

After initially focusing on the PRC and the Asia & Pacific region, we have expanded our presence and product promotion to Europe and the U.S. to capitalize on their rapidly-growing electrification markets.

In Europe, we have delivered over 1,500 units of ultra-fast charging battery systems to bus OEMs and operators as of September 30, 2021. Small-scale prototype projects are ongoing with regard to sports cars, commercial vehicles, trucks, port equipment and marine applications. In addition, we are jointly developing electric power-train solutions with leading commercial vehicle OEMs and a first-tier automotive supplier using LTO, NMC1 and NMC2 technologies.

Key Factors Affecting Our Performance

We believe that our future success will be dependent on several factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Technology and Product Innovation

Our financial performance is driven by development and sales of new products with innovative technology. Our ability to develop innovative technology has been and will continue to be dependent on our dedicated research team. In the future, we intend to continue to invest in R&D in order to continually develop and introduce innovative products. We expect our results of operations will continue to be impacted by our ability to develop new products with improved performance and reduced ownership cost, as well as the cost of our R&D efforts.

Market Demand

Our revenue and profitability depend substantially on the demand for battery systems and battery components, which is driven by the growth of the commercial and passenger electric vehicle and energy storage markets. Many factors contribute to the development of the electric vehicles sector, including product innovation, general economic and political conditions, environmental concerns, energy demand, government support and economic incentives. While governmental economic incentives and mandates can drive market demand for electric vehicles and, as a result, battery systems and components, governmental economic incentives are being gradually reduced or eliminated. Any reduction or elimination of governmental economic incentives may result in reduced demand for our products and adversely affect our financial performance.

Manufacturing Capacity

Our growth depends on being able to meet anticipated demand for our products. In order to do this, we will need to increase our manufacturing capacity. As of September 30, 2021, we had a backlog of approximately $52.7 million for our battery systems, equivalent to approximately 214.6 MWh. We expect to use some of the proceeds from the Business Combination to expand our manufacturing facilities to increase our manufacturing output to address our backlog and to capture growing market opportunities. This capacity expansion will be carried out in a measured manner based on our ongoing assessment of medium- and long-term demand for our solutions. Our planned capacity expansion will require significant capital expenditures and will require a corresponding expansion of our supporting infrastructure, further development of our sales and marketing team, an expansion of our customer base and strengthened quality control.

Sales Geographic Mix

After primarily being focused on the PRC and the Asia & Pacific region, we are expanding our presence and product promotion to Europe and the U.S. to capitalize on the rapidly growing elective vehicle markets in those geographies. As we expand our geographic focus to Europe and the U.S., we believe sales of our products in Europe and the U.S. will generate higher gross margins. It has been our experience that buyers in Europe and the U.S. are more motivated by the technologies and quality of our products than are buyers in the PRC, making them less sensitive to the price of our products than are similarly situated buyers in the PRC. Therefore, the geographic sources of our revenue will have an impact on our revenue and gross margins.

Manufacturing Costs

Our profitability may also be affected by our ability to effectively manage our manufacturing costs. Our manufacturing costs are affected by fluctuations in the price of raw materials. If raw material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Our ability to control our raw materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source raw materials from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our manufacturing costs through economies of scale.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly with respect to hazardous waste generation and disposal and pollution control. These regulations affect the cost of our products and our gross margins. We are also affected by regulations in our target markets, such as economic incentives to purchasers of electric vehicles, tax credits for electric vehicle manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions. Each of these regulations may expand the market size of electric vehicles, which would, in turn, benefit us. We have operations and sales in the PRC, the Asia & Pacific region, Europe and the U.S. and, as a result, changes in trade restrictions and tariffs could impact our ability to meet projected sales or margins.

COVID-19

To date, COVID-19 has had an adverse impact on our sales, operations, supply chains, and distribution systems, and also has resulted in a one-month shutdown of our factories and in delivery delays. During the first half of 2021, we faced unanticipated challenges caused by the continued impact of global pandemic. Certain customers deferred their purchases due to the pandemic. Due to precautionary measures related to COVID-19 and resulting global economic impacts, we may experience further reductions in demand for certain of our products.

Basis of Presentation

We currently conduct our business through one operating segment. Our historical results are reported in accordance with U.S. GAAP and in U.S. dollars.

Components of Results of Operations

Revenue

We derive revenue from the sales of our electric battery products, including LpTO, LpCO, MpCo and HnCo battery power systems. While we have historically marketed and sold our products primarily in the PRC, we are also expanding our sales presence internationally. The following table sets forth a breakdown of our revenue by the major geographic regions in which our customers are located for the periods indicated:

	Year Ended December 31
	2018(1)		2019(1)
	(In thousands)		(In thousands)
	Amt	%	Amt	%
Asia & Pacific	$157,340	90%	$65,437	86%
Europe	16,568	10%	10,679	14%
Others	327	0%	318	0%
Total	$174,235	100%	$76,434	100%
	Year ended December 31
	2019		2020
	(In thousands)		(In thousands)
	Amt	%	Amt	%
Asia & Pacific	$65,437	86%	$82,655	77%
Europe	10,679	14%	24,314	23%
Others	318	0%	549	0%
Total	$76,434	100%	$107,518	100%
	Three-month ended September 30
	2020		2021
	(In thousands)		(In thousands)
	Amt	%	Amt	%
Asia & Pacific	$23,945	78%	$31,792	86%
Europe	6,446	21%	4,908	13%
Others	362	1%	194	1%
Total	$30,753	100%	$36,894	100%
	Nine-month ended September 30
	2020		2021
	(In thousands)		(In thousands)
	Amt	%	Amt	%
Asia & Pacific	$42,632	72%	$73,360	86%
Europe	16,376	27%	11,466	13%
Others	392	1%	378	1%
Total	$59,400	100%	$85,204	100%

We have historically derived a portion of our revenue in a given reporting period from a limited number of key customers, which have varied from period to period. The following table summarizes net revenues from customers that accounted for over 10% of our net revenues for the periods indicated:

	Year Ended December 31
	2018	2019
A	16%	11%
	Year ended December 31
	2019	2020
A	11%	—
	Three-month Ended September 30
	2020	2021
B	18%	—
C	—	17%
	Nine-month Ended September 30
	2020	2021
D	11%	—
B	10%	—
E	—	12%
C	—	11%

Cost of Revenues and Gross Profit

Cost of revenues includes the cost of manufacturer costs of finished goods, salaries and related personnel expenses, including stock-based compensation, warranty costs and depreciation and related expenses that are directly attributable to the manufacturing of products.

Gross profit is equal to revenue less cost of revenues. Gross profit margin is equal to gross profit divided by revenue.

Operating Expense

Operating expenses consist of selling and marketing, general and administrative and R&D expenses.

Selling and marketing expenses.    Selling and marketing expenses consist primarily of personnel-related costs associated with our sales and marketing functions, including stock-based compensation, and other expenses related to advertising and promotions of our products. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with our customers. Accordingly, we expect that our selling and marketing expenses will continue to increase in absolute dollars in the long term as we expand our business.

General and administrative expenses.    General and administrative expenses consist primarily of personnel-related expenses associated with our executive, including stock-based compensation, legal, finance, human resource and information technology functions, as well as fees for professional services, depreciation and amortization and insurance expenses. We expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Research and development expenses.    Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation, raw material expenses relating to materials used for experiments, utility expenses and depreciation expenses attributable to research and development activities. Over time, we expect our research and development expense to increase in absolute dollars as we continue to make significant investments in developing new products, applications, functionality and other offerings.

Subsidy Income

Government subsidies represent government grants received from local government authorities. The amounts of and conditions attached to each subsidy were determined at the sole discretion of the relevant governmental authorities. Our subsidy income is non-recurring in nature.

Other Income and Expenses

Other income and expenses consist primarily of the interest expense associated with our debt financing arrangements, interest income earned on our cash balances, gains and losses from foreign exchange conversion, and gains and losses on disposal of assets.

Income Tax Expense

We are subject to income taxes in the U.S. and the foreign jurisdictions in which we do business, namely the PRC, Germany and the United Kingdom. These foreign jurisdictions have statutory tax rates different from those in the U.S.. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service (the “IRS”), and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Income tax in the PRC is generally calculated at 25% of the estimated assessable profit of our subsidiaries in the PRC, except that two of our PRC subsidiaries are qualified as “High and New Tech Enterprises” and thus enjoy a preferential income tax rate of 15%. The federal corporate income tax rate of 21% is applied for our U.S. entity. Our income tax in the United Kingdom is calculated at an average tax rate of 19% of the estimated assessable profit of our subsidiary in the United Kingdom. The German enterprise income tax, which is a combination of corporate income tax and trade tax, is calculated at 31.9% of the estimated assessable profit of our subsidiary in Germany.

Results of Operations

Comparison of the Nine Months Ended September 30, 2021 to the Nine Months Ended September 30, 2020

The following table sets forth our historical operating results for the periods indicated:

	Nine Months Ended September 30,		$ Change	% Change
	2020	2021
Revenues	59,400	85,204	25,804	43.4%
Cost of revenues	(50,950)	(129,100)	(78,150)	153.4%
Gross profit/(loss)	8,450	(43,896)	(52,346)	(619.5)%

Operating expenses:
General and administrative expenses	(12,670)	(67,810)	(55,140)	435.2%
Research and development expenses	(12,518)	(23,199)	(10,681)	85.3%
Selling and marketing expenses	(9,464)	(14,242)	(4,778)	50.5%
Total operating expenses	(34,652)	(105,251)	(70,599)	203.7%
Subsidy income	802	2,676	1,874	233.7%
Operating loss	(25,400)	(146,471)	(121,071)	476.7%

Other income and expenses:
Interest income	502	304	(198)	(39.4)%
Interest expense	(4,234)	(4,630)	(396)	9.4%
Other income, net	63	25	(38)	(60.3)%
Loss on changes in fair value of convertible notes	—	(9,861)	(9,861)	(100.0)%
Gain on change in fair value of warrant liability	—	1,113	1,113	100.0%
Loss before income tax	(29,069)	(159,520)	(130,451)	448.8%
Income tax expense	(5)	(324)	(319)	6,380.0%
Loss	(29,074)	(159,844)	(130,770)	449.8%

Revenue

Our revenue increased from approximately $59.4 million for the nine months ended September 30, 2020 to approximately $85.2 million for the same period in 2021 primarily driven by the increase in sales of battery cell products to new customers and the increase in sales to existing customers in the Asia & Pacific region.

Cost of Revenue and Gross Profit

Our cost of sales for the nine months ended September 30, 2021 increased $78.2 million, or 153.4%, compared to the same period in 2020.

Our gross profit margin decreased from 14.2% for the nine months ended September 30, 2020 to (51.5)% for the same period in 2021. The increase in cost of sales and the decrease in gross margin was primarily due to (i) increases in product warranty cost of $44.6 million, (ii) increases in provision for obsolete inventories of $12.7 million, (iii) an increase in the share-based compensation expense recorded since the third quarter of 2021 of $2.3 million. In addition, the increases in raw material prices since the end of 2020 also contributed the decrease of the profit margin.

Certain products we sold during 2017 and 2018 to our PRC based customers recently experienced performance that does not meet our high standards. Following a rigorous root cause analysis completed in the third quarter of 2021, we determined that a component sourced from a third-party supplier was not meeting the Company’s performance standards. It is our expectation that these legacy products will need to be replaced before the expiration of the product warranty in their respective sales contracts with our customers.

We believe this issue is limited to this legacy product which we ceased selling in late 2018, as the component was not incorporated into any other products. Accordingly, we feel it is prudent to take an additional warranty reserve and the accrued cost for the nine months ended September 30, 2021 was $44.6 million.

Operating Expense

Selling and Marketing

Selling and marketing expenses for the nine months ended September 30, 2021 increased $4.8 million, or 50.5%, compared to the same period in 2020. The increase in selling and marketing expenses was primarily due to the expansion into Europe and the share-based compensation expense recorded during the third quarter of 2021.

General and Administrative

General and Administrative expenses for the nine months ended September 30, 2021 increased $55.1 million, or 435.2%, compared to the same period in 2020. The increase in General and Administrative expenses was primarily due to increased administrative headcount to support our overall growth and the share-based compensation expense recorded during the third quarter of 2021.

Research and Development

Research and Development expenses for the nine months ended September 30, 2021 increased $10.7 million, or 85.3%, compared to the same period in 2020. The increase in Research and Development expenses was primarily due to (i) increased costs of materials used for experiments due to more testing activities; (ii) increased personnel-related expenses as we increased headcount of our research team as a result of our efforts to further develop and enhance our products; and (iii) the increased share-based compensation expense recorded during the third quarter of 2021.

Subsidy Income

Subsidy income increased from $0.8 million in the nine months ended September 30, 2020 to $2.7 million in the same period in 2021, primarily due to a one-time award granted by local governments in the PRC in the first quarter of 2021.

Loss on Changes in Fair Value of Convertible Notes

In the nine months ended September 30, 2021, we incurred a loss of $9.9 million due to changes in fair value of convertible notes in connection with the issuance of convertible notes in January and February 2021 to new investors.

Gain on change in fair value of warrant liability

In the nine months ended September 30, 2021, we incurred a gain of $1.1 million due to change in fair value of warrant liability.

Comparison of the Three Months Ended September 30, 2021 to the Three Months Ended September 30, 2020

The following table sets forth our historical operating results for the periods indicated:

	Three Months Ended September 30,		$ Change	% Change
	2020	2021
Revenues	30,753	36,894	6,141	20.0%
Cost of revenues	(27,075)	(72,779)	(45,704)	168.8%
Gross profit/(loss)	3,678	(35,885)	(39,563)	(1,075.7)%
	12.0%	(97.3)%
Operating expenses:
General and administrative expenses	(4,721)	(57,058)	(52,337)	1,108.6%
Research and development expenses	(4,558)	(13,518)	(8,960)	196.6%
Selling and marketing expenses	(3,456)	(7,380)	(3,924)	113.5%
Total operating expenses	(12,735)	(77,956)	(65,221)	512.1%
Subsidy income	(39)	545	584	(1,497.4)%
Operating loss	(9,096)	(113,296)	(104,200)	1,145.6%

Other income and expenses:
Interest income	66	97	31	47%
Interest expense	(1,397)	(1,247)	150	(10.7)%
Other income (expense), net	68	(19)	(87)	(127.9)%
Loss on changes in fair value of convertible notes	—	(3,018)	(3,018)	(100.0)%
Gain on change in fair value of warrant liability	—	1,113	1,113	100.0%
Loss before income tax	(10,359)	(116,370)	(106,011)	1,023.4%
Income tax benefit (expense)	270	(106)	(376)	(139.3)%
Loss	(10,089)	(116,476)	(106,387)	1,054.5%

Revenue

Our revenue increased from approximately $30.8 million for three months ended September 30, 2020 to approximately $36.9 million for the same period in 2021 primarily driven by the increase in sales of battery cell products to new customers and the increase in sales to existing customers in the Asia & Pacific region.

Cost of Revenue and Gross Profit

Our cost of sales for the three months ended September 30, 2021 increased $45.7 million, or 168.8%, compared to the same period in 2020.

Our gross profit margin decreased from 12.0% for the three months ended September 30, 2020 to (97.3%) for the same period in 2021. The increase in cost of sales and the decrease in gross margin was primarily due to (i) increase in product warranty cost of $35.5 million, (ii) increases in provision for obsolete inventories of $6.6 million, (iii) an increase in the share-based compensation expense recorded since the third quarter of 2021 of $2.3 million. In addition, the increases in raw material prices since the end of 2020 also contributed the decrease of the profit margin.

Certain legacy products that were sold during 2017 and 2018 to our PRC-based customers did not meet our high standards and experienced performance issues. Following a rigorous root cause analysis completed in October 2021, we determined that a component sourced from a third-party supplier was not meeting the Company’s performance standards. It is our expectation that these legacy products will need to be replaced before the expiration of the product warranty in their respective sales contracts with our customers.

We believe this issue is limited to this legacy product which we ceased selling in late 2018, as the component was not incorporated into any other products. Accordingly, we feel it is prudent to take an additional warranty reserve and the accrued warranty cost for all products of $35.6 million for the three months ended September 30, 2021.

Operating Expense

Selling and Marketing

Selling and marketing expenses for the three months ended September 30, 2021 increased $3.9 million, or 113.5%, compared to the same period in 2020. The increase in selling and marketing expenses was primarily due to increased personnel-related expenses as we increased headcount of our sales and marketing team and the increased share-based compensation expense recorded during the third quarter of 2021.

General and Administrative

General and Administrative expenses for the three months ended September 30, 2021 increased $52.3 million, or 1,108.6%, compared to the same period in 2020. The increase in General and Administrative expenses was primarily due to increased administrative headcount to support our overall growth and the increased share-based compensation expense recorded during the third quarter of 2021.

Research and Development

Research and Development expenses for the three months ended September 30, 2021 increased $9.0 million, or 196.6%, compared to the same period in 2020. The increase in Research and Development expenses was primarily due to (i) increased costs of materials used for experiments due to more testing activities; (ii) increased personnel-related expenses as we increased headcount of our research team as a result of our efforts to further develop and enhance our products; and (iii) the increased share-based compensation expense recorded during the third quarter of 2021.

Loss on changes in fair value of convertible notes

In the three months ended September 30, 2021, we incurred a loss of $3.0 million due to changes in fair value of convertible notes in connection with the issuance of convertible notes in January and February 2021 to new investors.

Gain on change in fair value of warrant liability

In the three months ended September 30, 2021, we incurred gain of $1.1 million due to change in fair value of warrant liability.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2020

The following table sets forth our historical operating results for the periods indicated:

	December 31		$ Change	% Change
	2019	2020
Revenues	76,434	107,518	31,084	40.7%
Cost of revenues	(76,665)	(90,378)	(13,713)	17.9%
Gross (loss)/profit	(231)	17,140	17,371	(7,519.9)%
	(0.3)%	15.9%
Operating expenses:
General and administrative	(15,166)	(18,849)	(3,683)	24.3%
Research and development expenses	(25,995)	(16,637)	9,358	(36.0)%
Selling and marketing expenses	(15,712)	(13,761)	1,951	(12.4)%
Total operating expenses	(56,873)	(49,247)	7,626	(13.4)%
Subsidy income	3,243	3,000	(243)	(7.5)%
Operating loss	(53,861)	(29,107)	24,754	(46.0)%

Other income and expenses:
Interest income	884	571	(313)	(35.4)%
Interest expense	(6,352)	(5,738)	614	(9.7)%
Other(expenses)/income, net	(145)	650	795	(548.3)%
Loss before income tax	(59,474)	(33,624)	25,850	(43.5)%
Income tax benefit	(189)	(1)	188	(99.5)%
Loss	(59,663)	(33,625)	26,038	(43.6)%
Less: Net loss attributable to noncontrolling interest	(2,123)	—	2,123	(100.0)%
Net loss attributable to Microvast Holdings, Inc.	(57,540)	(33,625)	23,915	(41.6)%

Revenue

Our revenue for the year ended December 31, 2020 increased primarily due to an increase in the average selling price from $326.2/Kwh in the year ended December 31, 2019 to $355.3/Kwh in the year ended December 31, 2020. We were able to increase the average selling price through the commercialization of our new generation of products. Additionally, we increased sales in Europe, where we were able to sell our products at a higher average selling price relative to sales in the PRC. The increase in revenue was also driven by an increase in sales volume from approximately 234.3 MWh for year ended December 31, 2019 to approximately 302.6 MWh for the same period in 2020.

Cost of Revenue and Gross Profit

Our cost of sales for the year ended December 31, 2020 increased $13.7 million, or 17.9%, compared to the same period in 2019. The increase in cost of sales was in line with the increased sales.

Our gross profit margin increased from (0.3)% for the year ended December 31, 2019 to 15.9% for the same period in 2020. The increase in gross margin was primarily due to the increase in average selling price of our products for the year ended December 31, 2020. Our gross margin also increased as a result of better economies of scale resulting from increased sales volume.

Operating Expense

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2020 decreased $2.0 million, or 12.4%, compared to the same period in 2019. This was primarily attributable to a decrease in travel costs primarily due to travel restrictions implemented in response to the COVID-19 global pandemic.

General and Administrative

General and Administrative expenses for the year ended December 31, 2020 increased $3.7 million, or 24.3%, compared to the same period in 2019. This was primarily attributable to the settlement of a litigation and additional consulting expenses incurred.

R&D

R&D expenses for the year ended December 31, 2020 decreased $9.4 million, or 36.0%, compared to the same period in 2019. This was primarily attributable to a decrease in compensation and benefits costs as a result of a reduction in headcount and a reduction of salaries of our employees. The R&D department has been streamlined to focus on high return projects to better support operations.

Other Income and expense

Interest expense decreased 9.7% during the year ended December 31, 2020 compared to the same period in 2019. The decrease in interest expense was primarily attributable to decreased average bank borrowings in the year ended December 31, 2020.

Comparison of the Years Ended December 31, 2018 and 2019

	Year Ended December 31		$ Change	% Change
	2018(1)	2019(1)
	(In thousands)	(In thousands)
Revenues	$174,235	$76,434	$(97,801)	(56.1)%
Cost of revenues	(153,386)	(76,665)	76,721	(50.0)%
Gross profit/(loss)	20,849	(231)	(21,080)	(101.1)%
	12.0%	(0.3)%
Operating expenses:
General and administrative	(34,229)	(15,166)	19,063	(55.7)%
Research and development	(32,448)	(25,995)	6,453	(19.9)%
Selling and marketing	(13,398)	(15,712)	(2,314)	17.3%
Total operating expenses	(80,075)	(56,873)	23,202	(29.0)%
Subsidy Income	9,538	3,243	(6,295)	(66.0)%
Operating Loss	(49,688)	(53,861)	(4,173)	8.4%

Other income and expenses:
Interest income	2,007	884	(1,123)	(56.0)%
Interest expense	(3,979)	(6,352)	(2,373)	59.6%
Other income/(expenses), net	(2,606)	(145)	2,461	(94.4)%
Loss before income tax	(54,266)	(59,474)	(5,208)	9.6%
Income tax expense	(6,425)	(189)	6,236	(97.1)%
Net Loss	(60,691)	(59,663)	1,028	(1.7)%
Less: Net loss attributable to noncontrolling interest	(5,799)	(2,123)	3,676	(63.4)%
Net loss attributable to Microvast Holdings, Inc.	(54,892)	(57,540)	(2,648)	4.8%

Revenue

Our revenue in 2019 decreased $97.8 million, or 56.1%, compared to 2018. The decrease was primarily due to decreased sales volume from approximately 497.9 MWh for the year ended December 31, 2018 to approximately 234.3 MWh for the year ended December 31, 2019. The decrease in sales volume was primarily attributable to the change in government subsidy policies in the PRC, effective in July 2019, that resulted in fewer purchases made by our customers in the PRC. The amended policies strengthened the batteries’ technical parameters standards, such as energy density and energy consumption per kg, and changed the subsidy amount, per KWh, available for our customers on their purchases of qualified battery products. The amended subsidy policies led to a decrease in customers’ demands and caused our revenue to decline in 2019 as customers’ electric vehicles equipped with our batteries became ineligible for the government subsidy. Our customers sourced qualified products from competitors or delayed their purchases until we released upgraded products.

As the subsidy policies in China for batteries are being phased out gradually, such policies will be less of a factor in customers’ decision-making when selecting battery suppliers. In addition, we are in the process of transforming ourselves from a China-centric battery supplier to an international player with more revenue sources coming from North America and the EU. Consequently, changes in the PRC’s subsidy policies will have less of an effect on our business in the future.

Cost of Revenues and Gross Profit

Our cost of sales in 2019 decreased $76.7 million, or 50.0%, compared to 2018. The decrease in cost of sales during 2019 was primarily due to the decrease in sales volume in 2019.

Our gross profit margin decreased from 12.0% during 2018 to (0.3)% for 2019. The decrease in gross margin was a result of a decrease in the average selling price in the PRC market in 2019 mainly due to (i) a change in government subsidy policies and standards in 2019 resulting in sales of certain products to non-subsidy customers at a lower price and (ii) overall lower sales prices in the PRC. As a result of the PRC change in subsidy policy in July 2019, some of our products did not qualify for the new subsidy standard. Consequently, we had to sell those non-qualifying products at a steep discount to buyers who were not dependent or who were less dependent upon government subsidies. Some of those non-qualifying products were sold at or below their marginal costs to produce. In addition, due to the decrease of revenue during 2019, our fixed unit costs increased significantly. Therefore, we suffered a negative gross margin during the year ended December 31, 2019.

Our inventory balance amounts are significant relative to cost of revenues during 2019 and 2020. The slow turnaround of inventory in 2019 was primarily attributable to the impact of subsidy policy changes. And, in 2020, it was primarily attributable to logistical difficulties arising out of the COVID-19 pandemic. We built up our inventory in late 2019 based upon forecasted significant sales growth in 2020 based upon our new generation of products rolled out in August 2019. The demand and sales did not meet our forecast as some of our customers delayed purchases due to the pandemic, during when business activities were negatively affected.

Operating Expense

Selling and Marketing

Selling and marketing expenses in 2019 increased $2.3 million, or 17.3%, compared to 2018. The increase in selling and marketing expenses was primarily due to increased marketing activities in 2019 related to the expansion into Europe, product certification and branding expense.

General and Administrative

General and administrative expenses in 2019 decreased $19.1 million, or 55.7%, compared to 2018. The decrease in general and administrative expenses was primarily due to (i) decreased impairment losses and (ii) decreased personnel related expenses and other administrative expense due to a planned cutback in spending. In 2018, we recorded $10.1 million impairment against accounts receivable due to increased uncertainty in collectability of receivable from certain customers and a $1.2 million impairment of plant, parts and equipment due to a discontinued product line. By contrast, in 2019, we reversed a combined $1.3 million impairment against accounts and plant, parts and equipment. For contracts with PRC customers, billing terms are two to six months after control of the products is transferred; for contracts with customers outside the PRC, billing terms are one to three months after controls of the products is transferred. However, as a majority of our PRC customers are vehicle OEMs who are entitled to receive government subsidies, the collection period also includes process time to allow customers to apply for and receive subsidy funding. As such, the actual accounts and notes receivable collection cycle is longer than the billing terms stated in the contracts.

Furthermore, we also accept bank acceptance notes from PRC customers. Our notes receivable are all issued by PRC’s banks and mature within one year, which may further extend the collection period.

R&D

R&D expenses in 2019 decreased $6.5 million, or 19.9%, compared to 2018. The decrease in R&D expenses was primarily due to reduced staff, fewer research projects and reduced material costs related to reduced R&D activity. This decrease in spending in 2019 was the result of planned optimization of research and the abandonment of other less promising projects.

Subsidy Income

Subsidy income decreased 66.0% from $9.5 million in 2018 to $3.2 million in 2019, primarily due to a one-time award granted by local governments in the PRC in 2018 in connection with the expansion of our manufacturing capacity and technology innovation.

Other Income and expense

Interest income in 2019 decreased 56.0% compared to 2018. The decrease in interest income was primarily attributable to lower average cash balances in our bank accounts in 2019.

Interest expense in 2019 increased 59.6% compared to 2018. The increase in interest expense was primarily attributable to an increase in the annual interest rate for our outstanding loans from 6% to 10% that occurred in August 2018.

Other expenses in 2019 decreased from $2.6 million in 2018 to $0.1 million 2019, which was primarily related to loss from disposal of property, plant and equipment.

Construction in Progress

As of December 31, 2019, the carrying amount of construction in progress amounted to $91.9 million, and consisted of: (a) in Germany, a manufacturing facility at $5.0 million, and (b) in China, a new automatic production line at $36.2 million, an existing production line upgrade at $21.1 million, a phase III production line at $27.3 million, and other small projects.

As of December 31, 2020, the carrying amount of construction in progress amounted to $57.4 million, and consisted of: (a) in Germany, a manufacturing facility at $12.3 million, and (b) in China, an existing production line upgrade at $12.5 million, a phase III production line at $32.4 million, and other small projects.

As of September 30, 2021, the carrying amount of construction in progress amounted to $81.7 million, and consisted of: (a) in Germany, a manufacturing facility at $19.0 million, (b) in the U.S., a building at $20.3 million purchased to be remodeled to a manufacturing facility, and (c) in China, an existing production line upgrade at $1.3 million, a phase III production line at $41.1 million, and other small projects.

The manufacturing facility in Germany is completed and started the ramp up phase of the serial production in the fourth quarter of 2021. The Phase III production line is expected to be completed in 2022, with $179.0 million in additional funding required for completion.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from capital contributions from equity holders, issuance of convertible notes and bank borrowings. As of September 30, 2021, our principal sources of liquidity were our cash and cash equivalents in the amount of $572.6 million.

As of September 30, 2021, we had bank borrowings of $22.9 million, the terms of which range from 6 months to 12 months. The interest rates of our bank borrowings ranged from 5% to 6.31% per annum. As of September 30, 2021, we had convertible bonds of $73.1 million, with interest rates ranging from 0% to 4%. The convertible bonds are due as follows: $29.2 million in 2023; $29.2 million in 2024; and $14.7 million in 2026. As of September 30, 2021, we were in compliance with all material terms and covenants of our loan agreements, credit agreements, bonds and notes.

The consolidated net cash position as of September 30, 2021 included cash, cash equivalents and restricted cash of $80.7 million held by our PRC subsidiaries that is not available to fund domestic operations unless funds are repatriated. Should we need to repatriate to the U.S. part or all of the funds held by our PRC subsidiaries, we would need to accrue and pay withholding taxes equivalent to 10% of the funds repatriated. We do not intend to pay any cash dividends on our common stock in the foreseeable future and intend to retain all of the available funds and any future earnings for use in the operation and expansion of our business in the PRC, the EU and the United States.

On July 23, 2021, the Business Combination was completed. The net proceeds from the Merger include $708.4 million cash to be retained for the purposes of working capital, business expansion and capital expenditure. We believe we will be able to meet our working capital requirements for at least the next 12 months.

Cash Flows

The following table provides a summary of our cash flow data for the periods indicated:

	Nine Months Ended September 30
	2020	2021
Amount in thousands
Net cash provided by (used in) operating activities	5,799	(24,653)
Net cash used in investing activities	(14,425)	(40,718)
Net cash (used in) provided by financing activities	(2,360)	634,370

Cash Flows from Operating Activities

During the nine months ended September 30, 2021, our operating activities used $24.7 million in cash. This decrease in cash consisted of (1) $19.5 million in cash paid after adjusting our net loss for non-cash and non-operating items, of which $14.4 million is depreciation of property, plant and equipment, $9.9 million loss on change in fair value of convertible notes, and $1.1 million gain on change in fair value of warrant; (2) $5.2 million decrease in cash flows from operating assets and liabilities including $20.2 million cash inflow due to collection of accounts receivable and notes receivable.

Cash Flows from Investing Activities

During the nine months ended September 30, 2021, cash used in investing activities totaled $40.7 million. This cash outflow primarily consisted of capital expenditures related to purchase of property and equipment in connection with our expansion plans.

Cash Flows from Financing Activities

During the nine months ended September 30, 2021, cash provided by financing activities totaled $634.4 million. This cash inflow was a result of $26.6 million proceeds from bank borrowings, $57.5 million proceeds from the issuance of convertible notes to new investors and $708.4 million from Merger and PIPE financing, partially offset by $15.7 million repayment on bank borrowings and $139.0 payment to exited noncontrolling interests and $3.4 million payment for transaction fee.

	Year Ended December 31
	2019	2020
Amount in thousands
Net cash provided by operating activities	13,371	15,556
Net cash used in investing activities	(3,954)	(17,674)
Net cash used in financing activities	(52,180)	(507)

Cash Flows from Operating Activities

During the year ended December 31, 2020, our operating activities generated $15.6 million in cash. This increase in cash consisted of: (1) $11.4 million in cash paid after adjusting our net loss for non-cash and non-operating items, of which $16.1 million is depreciation of property, plant and equipment; and (2) $27.0 million increase in cash flows from operating assets and liabilities including $10.3 million cash inflow due to collection of accounts receivable and notes receivable.

Cash Flows from Investing Activities

During the year ended December 31, 2020, cash used in investing activities totaled $17.7 million. This cash outflow primarily consisted of capital expenditures of $18.6 million related to purchase of property and equipment in connection with our expansion plan and $4.6 million related to the purchase of short-term investments, partially offset by proceeds of $5.5 million from maturity of short-term investments.

Cash Flows from Financing Activities

During the year ended December 31, 2020, cash used in financing activities totaled $0.5 million. This cash outflow was a result of $17.8 million repayment on bank borrowings, partially offset by $17.3 million proceeds from bank borrowings.

The following table provides a summary of our cash flow data for the periods indicated:

	Years Ended December 31
	2018	2019
Amount in thousands
Net cash (used in) provided by operating activities	(5,492)	13,371
Net cash provided by (used in) investing activities	156,048	(3,954)
Net cash used in financing activities	(169,906)	(52,180)

Cash Flows from Operating Activities

During the year ended December 31, 2019, our operating activities provided $13.4 million in cash. This increase in cash consisted of: (1) $38.3 million in cash used after adjusting our net loss for non-cash and non-operating items including $14.7 million depreciation of property, plant and equipment and $4.2 million provision for obsolete inventories; and (2) $51.7 million increase in cash flows from operating assets and liabilities, including $78.8 million increase from collection of accounts receivable and notes receivable.

During the year ended December 31, 2018, our operating activities used $5.5 million in cash. This decrease in cash consisted of: (1) $13.4 million in cash used after adjusting our net loss for non-cash and non-operating items including $12.2 million depreciation of property, plant and equipment and (2) $7.9 million increase in cash flows from operating assets and liabilities, primarily from collection of accounts receivable and notes receivable and partially offset by amount paid to suppliers.

Cash Flows from Investing Activities

During the year ended December 31, 2019, cash used in investing activities totaled $4.0 million, and primarily consisted of capital expenditures of $20.2 million related to the purchase of property and equipment associated with our existing manufacturing facilities and $20.4 million related to the purchase of short-term investments, partially offset by proceeds of $36.6 million from maturity of short-term investments.

During the year ended December 31, 2018, cash generated from investing activities totaled $156.0 million and primarily consisted of $204.4 million cash from maturity of short-term investments, partially offset by capital expenditures of $30.4 million related to the purchase of property and equipment and intangible assets associated with our existing manufacturing facilities and $18.0 million related to the purchase of short-term investments.

Cash Flows from Financing Activities

During the year ended December 31, 2019, cash used in financing activities totaled $52.2 million and included repayments on borrowings of $86.1 million and repayment on repurchase shares from exiting noncontrolling interests of $32.7 million, partially offset by proceeds of $17.7 million from bank borrowings and $48.9 million proceeds from issuance of convertible bonds.

During the year ended December 31, 2018, cash used in financing activities totaled $169.9 million and included repayments on bank borrowings of $41.9 million, repurchase of shares of our Series B2 Preferred Stock of $3.7 million and repayment on repurchase shares from exiting noncontrolling interests of $211.6 million, partially offset by proceeds of $62.4 million from bank borrowings and $24.9 million proceeds from issuance of convertible bonds.

Contractual Obligations and Commitments

Our capital expenditures amounted to $30.4 million, $20.2 million and $18.6 million for 2018, 2019 and 2020, respectively. Our capital expenditures in 2018 related primarily to the purchase of equipment associated with our existing manufacturing facilities. Our capital expenditures in 2019 and 2020 related primarily to the construction of manufacturing facilities under our expansion plan.

In 2021, we started our capacity expansion plans in Huzhou, China, Berlin, Germany and Clarkesville, Tennessee. Both projects are expected to be completed by the second quarter of 2023 to increase our existing production capacity by 4 GWH. We expect the total capital expenditures related to the capacity expansion to be approximately $420 million, which we plan to finance primarily through the proceeds from the Business Combination.

Our planned capital expenditure amounts are based on management’s current estimates and may be subject to change. There can be no assurance that we will execute our capital expenditure plans as contemplated at or below-estimated costs, and we may also from time-to-time determine to undertake additional capital projects and incur additional capital expenditures. As a result, actual capital expenditures in future years may be more or less than the amounts shown.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of December 31, 2020, and the years in which these obligations are due:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
Amount in thousands
Bond Payable*	$29,915	$29,915	$—	$—	$—
Deposit liability for series B2 convertible preferred shares*	21,792	21,792	—	—	—
Interest	42,180	11,298	24,976	5,741	165
– Short-term bank borrowings	113	113	—	—	—
– Bond payable	8,534	1,712	4,919	1,738	165
– Payable for redemption of noncontrolling interest	33,533	9,473	20,057	4,003	—
Lease commitments	34,042	3,539	6,377	4,451	19,675
Purchase obligations	8,396	8,396	—	—	—
Capital commitments	30,706	29,264	1,442	—	—
Total	$167,031	$104,204	$32,795	$10,192	$19,840

____________

*        The convertible bond and deposit liability for series B2 convertible preferred shares will convert to equity in connection with the Business Combination.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe the following critical accounting policies involve a higher degree of judgment and complexity than our other accounting policies. Therefore, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue Contracts with Customers (Topic 606) (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. We adjusted the retained earnings and deferred revenue at amount of $1,565 on January 1, 2019 for the cumulative impact of adopting Topic 606.

Nature of Goods and Services

Our sales revenue consists primarily of sales of Li-ion batteries. Our obligation is providing electronic power products. Revenue is recognized at the point of time when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods or services.

Disaggregation of revenue

For the years ended December 31, 2019 and 2020, we derived revenues of $65.4 million and $82.7 million from the Asia & Pacific region, $10.7 million and $24.3 million from Europe, and $0.3 million and $0.5 million from other geographic regions where the customers are located, respectively.

Sales Incentive

In 2018, we provided sales incentives to some of our customers, which mainly relates to the reduced sales prices. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the sales incentive represents a material right or option to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers. During 2019 and 2020, no such sales incentives were granted to customers.

Contract balances

Contract balances include accounts receivable and advances from customers. Accounts receivable represent cash not received from customers and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Contract liabilities, recorded in advance from customers in the consolidated balance sheet, represent payments received in advance or payments received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. During the year ended December 31, 2019 and 2020, we recognized $0.6 million and $0.6 million of revenue previously included in advance from customers as of January 1, 2019 and 2020, respectively, which consisted of payments received in advance related to our sales of Li-ion batteries.

Product Warranty

We provide product warranties, which entail repair or replacement of non-conforming items, in conjunction with sales of products. Estimated costs related to warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranties based on historical information and other currently available evidence.

Our product warranties generally range from one to eight years. We establish a reserve for the estimated cost of the product warranty at the time revenue is recognized. The portion of the warranties we expect to incur within the next 12 months is recorded in accrued expenses and other current liabilities, while the remainder is recorded in other non-current liabilities on the consolidated balance sheets. Warranty reserves are recorded as a cost of revenue.

In 2021, as a result of the increases in the repairing cost and frequency of claims with respect to a legacy product sold in 2017 and 2018, we conducted intensive experiments and a root cause analysis, which was completed in October 2021. We concluded that a component purchased from a supplier was not meeting the Company’s performance standards. As a result, we expect that the impacted legacy products sold will need to be replaced before the expiration of warranty term. This reassessment resulted in a change in estimate for additional accrual of $34.1 million for such legacy product sold in the third quarter of 2021. As the component was not incorporated into other products, no additional accrual was made to other existing products sold. We are in negotiation with the supplier for compensation and will take legal action if necessary.

Inventories

Our inventories consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured product for sale. Costs of materials and supplies used in production, direct labor costs and allocated overhead costs are all included in the inventory costs. The allocated overhead cost includes depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down to net realizable value taking into consideration estimates of future demand, technology developments, market conditions and reasonably predicative costs of completion or disposal.

We recorded inventory impairment losses of $4.2 million, $1.3 million and $12.7 million during the years ended December 31, 2019, 2020 and the nine months ended September 30, 2021, respectively, as we had to sell certain products that did not qualify for the revised subsidies at lower prices. We monitor the inventory impairments periodically and, since battery technology continues to advance, we may incur inventory impairment losses in the future.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

We recognize compensation expense on a straight-line basis over the service period that awards are expected to vest, based on the estimated fair value of the awards on the date of the grant. We recognize forfeitures as they occur. Fair value excludes the effect of non-market based vesting conditions. The fair value of RSUs with service conditions is based on the grant date share price. We estimate the fair value of options utilizing the Binomial-Lattice Model. The fair value of non-vested shares that vest based on market conditions are estimated using the Monte Carlo valuation method. These fair value estimates of stock related awards and assumptions inherent therein are estimates and, as a result, may not be reflective of future results or amounts ultimately realized by recipients of the grants. For these awards with performance conditions, we recognize compensation expense when the performance goals are achieved, or when it becomes probable that the performance goals will be achieved. Management performs the probability assessment on a quarterly basis by reviewing external factors, such as macroeconomic conditions and the analog industry revenue forecasts, and internal factors, such as our business and operational objectives and revenue forecasts. Changes in the probability assessment of achievement of the performance conditions are accounted for in the period of change by recording a cumulative catch-up adjustment as if the new estimate had been applied since the service inception date. As a result, our stock-based compensation expense is subject to volatility and may fluctuate significantly each quarter due to changes in our probability assessment of achievement of the performance conditions or actual results being different from projections made by management. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

Immediately following the Business Combination, we will be an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2021 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions as a result of the potential differences in accounting standards used.

Internal Control Over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 under PCAOB standards, we and our independent registered public accounting firm identified two material weaknesses and certain information technology related deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the insufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to the lack of a comprehensive accounting policies and procedures manual including comprehensive book closing procedures in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, due to the lack of comprehensive book closing procedures, a cutoff error was rectified by restatement of the consolidated balance sheet and statement of operations as of and for the year ended December 31, 2019. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls.

We plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 under PCAOB standards. We will hire additional qualified financial and accounting staff with working experience in U.S. GAAP and SEC reporting requirements. We will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive accounting policies and procedures manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Related to our Business — In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 Microvast and its independent registered public accounting firm identified two material weaknesses in its internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report our financial results or prevent fraud.”

As an emerging growth company, we may take advantage of an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to management’s assessment of our internal control over financial reporting.

Recent Accounting Pronouncements

See Note 2 to the audited consolidated financial statements beginning on page F-62 of this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and its results of operations and cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash and cash equivalents consist of cash and money market accounts. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. Our borrowings under our line of credit carry variable interest rates so that such risks are limited as it relates to our current borrowings.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash equivalents have a short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Risk

Our major operational activities are carried out in the PRC and a majority of the transactions are denominated in Renminbi. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our operating results as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances, and intercompany balances that are denominated in currencies other than the U.S. Dollar, principally Renminbi. The effect of an immediate 10% adverse change in foreign exchange rates on Renminbi-denominated accounts as of September 30, 2021, including intercompany balances, would result in a foreign currency loss of

$1.7 million. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign-currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our credit risk primarily relates to our trade and other receivables, restricted cash, cash equivalents and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and we also closely monitor overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

In order to minimize the credit risk, we have delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

Seasonality

We typically experience higher sales during our third and fourth fiscal quarters as compared to our first and second fiscal quarters due to reduced purchases from our customers, who are mainly Chinese bus OEMs, during the Chinese Spring Festival holiday season in our first fiscal quarter. However, our limited operational history makes it difficult for us to judge the exact nature or extent of the seasonality of our business.

EXECUTIVE COMPENSATION

None of Tuscan’s directors or executive officers received any cash compensation for services rendered to Tuscan.

The following sets forth information about the compensation paid to or accrued by our principal executive officer and our two other most highly compensated persons serving as executive officers (our “named executive officers“) as of December 31, 2020 (“Fiscal 2020”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Yang Wu(4) Chief Executive Officer	2020	—	—	26,722	26,722
Shane Smith Chief Operating Officer, President of MP Solutions	2020	250,000	7,987,500	—	8,237,500
Sascha Kelterborn Chief Revenue Officer, Managing Director of Microvast GmbH	2020	250,000	3,346,080	—	3,596,080

____________

(1)      Amounts reflect annual base salary paid for Fiscal 2020.

(2)      The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the Financial Accounting Standard Board’s (“FASB”) ASC Topic 718. They do not reflect the actual economic value realized by the named executive officers. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant-date fair value of our equity awards. For additional information on the stock awards and option awards made to the named executive officers, please see “Outstanding Equity Awards at Fiscal Year-End” below.

(3)      Amount represents medical insurance premium we paid for Mr. Wu in Fiscal 2020.

(4)      Mr. Wu did not receive any compensation for his services in Fiscal 2020.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of our executive compensation program. With the exception of our Chief Executive Officer, who does not receive a base salary for his services to us, the relative levels of base salary for our named executive officers are designed to reflect each named executive officer’s scope of responsibility and accountability to us. Each named executive officer’s base salary for Fiscal 2020 is listed in the “Summary Compensation Table,” above.

Annual Cash Incentive Compensation Program

We do not currently maintain any annual cash incentive compensation program. For Fiscal 2020, none of our named executive officers received any discretionary annual cash bonus.

Equity-based compensation

We grant equity awards in the form of stock options and restricted stock units (“RSUs”) to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of common stock at a price per share equal to the fair market value of our common stock on the date of grant. In the past, the Board has determined the fair market value of our common stock based on inputs including valuation reports prepared by third-party valuation firms and most recent transactions. Our stock options generally vest, subject to the recipient’s continued employment with or services to us or one of our affiliates in the same position or in a position having equal or greater authority, duties and responsibilities as the recipient’s position with us on the grant date, as to one-third of the total number of shares underlying the option (subject to adjustment as provided in the Stock Incentive Plan (the “Microvast Plan”) on the first to occur of: (1) a liquidity event or (2) a change in control (as such terms are defined in our shareholders’ agreement), and as to an additional one-third of the total number of shares underlying this option on each of the first and second anniversaries of the initial vesting date. Our RSUs allow our employees to receive one share of common stock per unit upon vesting. Certain RSUs granted by us are subject to a maximum value of $1,005.85 per unit (“capped RSUs”), which is the fair market value of our common stock as of the grant date. Capped RSUs generally contain the same vesting schedule and conditions as stock options. None of our named executive officers were granted any RSUs (including capped RSUs) during the fiscal year 2020.

Employment Arrangements

Except for Mr. Kelterborn, our named executive officers are not parties to written employment arrangements. The material terms of Mr. Kelterborn’s employment agreement are summarized below. This summary is not a complete description of all provisions of the employment agreement and is qualified in its entirety by reference to the written employment agreement.

Mr. Kelterborn

Mr. Kelterborn and Microvast GmbH entered into service agreement on June 1, 2017 (the “Kelterborn Agreement”). The Kelterborn Agreement provides Mr. Kelterborn an annual base salary, an annual target bonus opportunity of 30% of his annual base salary based on performance, certain employee benefit and paid time off in accordance with our policies. Mr. Kelterborn is also subject to confidentiality obligations and a one-year post-employment non-competition covenant.

Outstanding Equity Awards at Fiscal Year-End

Microvast maintains a stock incentive plan, the Microvast Plan, as amended. The purpose of the Microvast Plan is to promote the interests of Microvast by attracting and retaining key employees, directors, independent contractors or other service providers of Microvast and to enable such individuals to acquire an equity interest in and participate in the long-term growth and financial success of Microvast.

The following table summarizes the number of outstanding equity awards held by each of our named executive officers in the form of stock options and restricted stock units without retroactively being recast to reflect the exchange ratio established in the Merger as of December 31, 2020, each granted pursuant to the Microvast Plan. The named executive officers do not hold any outstanding equity awards other than those described in the table below.

Name	Grant Date	Number of Securities underlying Unexercised Options Exercisable (#)	Number of Securities underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(1)	Option Expiration Date
Yang Wu(2)	—	—	—	—	—
Shane Smith	7/28/2020(3)	—	15,000	$1,005.85	7/27/2030
Sascha Kelterborn	7/24/2017(3)	—	3,000	$1,005.85	7/23/2027
	7/28/2020(3)	—	4,000	$1,005.85	7/27/2030

____________

(1)      This column represents the fair market value of a share of our common stock on the grant date.

(2)      Mr. Wu does not hold any stock options or restricted stock units or any other form of equity-based compensation.

(3)      This option vests, subject to the named executive officer’s continued employment with or services to Microvast or one of its affiliates in the same position or in a position having equal or greater authority, duties and responsibilities as the named executive officer’s position with Microvast on the grant date, as to one-third of the total number of shares underlying this option (subject to adjustment as provided in the Microvast Plan) on the first to occur of: (1) a liquidity event or (2) a change in control (as such terms are defined in our shareholders’ agreement), and as to an additional one-third of the total number of shares underlying this option on each of the first and second anniversaries of the initial vesting date. In connection with the Business Combination, this option will convert into an option to acquire shares of the Company, subject to the same vesting schedule described in the previous sentence.

Retirement Plans

We do not maintain any U.S. qualified retirement plans or supplemental non-qualified retirement plans.

Director Compensation

None of our directors receive any compensation for their services on the Board.

MANAGEMENT

Directors

On the Closing Date, the size of our Board was increased from four members to seven members. The terms of Stefan M. Selig, Richard O. Rieger and Amy Butte, members of Tuscan’s board prior to the Closing Date, ended on the Closing Date. As of the Closing Date, the board is as follows:

Name	Age	Position
Yang Wu	55	Chief Executive Officer, Chairman of the Board, Director
Yanzhuan Zheng	57	Chief Financial Officer, Director
Craig Webster	49	Director
Arthur Wong	60	Director
Stanley Whittingham	79	Director
Stephen Vogel	72	Director
Wei Ying	54	Director

The Class I Directors are Stephen Vogel and Wei Ying, each of whom will initially serve for a term expiring at the first annual meeting of stockholders; the Class II Directors are Stanley Whittingham and Arthur Wong, each of whom will initially serve for a term expiring at the second annual meeting of stockholders; and the Class III Directors are Mr. Wu, Yanzhuan Zheng and Craig Webster, each of whom will initially serve for a term expiring at the third annual meeting of stockholders. Pursuant to the terms of the Stockholders Agreement, Mr. Wu, Yanzhuan Zheng, Stanley Whittingham and Arthur Wong were nominated by Mr. Wu as the initial Wu Directors and Stephen Vogel was nominated by the Sponsor as the initial Sponsor Director. Information with respect to each of our directors is set forth below.

Yang Wu was elected to our Board as a Class III Director at the Special Meeting at which the Merger was approved and, since the Closing, has served as our chairman and chief executive officer. He was the founder of Microvast and has been its chairman, chief executive officer and director since its inception in October 2006. From 2000 to 2006, Mr. Wu served as chief executive officer at Omex Environmental Engineering Co., Ltd., a water treatment company, which was founded by him and acquired by Dow Chemical Company in 2006. From 1996 to 2000, Mr. Wu served as chief executive officer and founder of Omex Engineering and Construction Inc., and from 1989 to 1996, Mr. Wu was the founder of World Wide Omex, Inc., which was an agent for a large oilfield service company. Mr. Wu holds a bachelor’s degree from Southwest Petroleum University, Chengdu.

Yanzhuan Zheng was elected to the Board as a Class III Director at the Special Meeting at which the Merger was approved and, since the Closing, has served as our chief financial officer. He served as Microvast’s chief financial officer and as a director since 2010. In this capacity he is in charge of all accounting, taxation and financial reporting activities. He is also heavily involved in our financial and strategic planning, execution and capital market activities. Mr. Zheng started his career with Arthur Anderson LLP in 1997 before joining Eisner Amper LLP (formerly Imowitz Konig LLP) in 2001. Mr. Zheng then joined Quantum Energy Partners, a Houston-based private equity firm in 2007. Mr. Zheng holds a M.S. in accounting from Texas A&M University and is a Certified Public Accountant and a CFA Charter holder.

Craig Webster was elected to the Board as a Class III Director at the Special Meeting at which the Merger was approved. He has served as a director of Microvast since 2012. Mr. Webster joined the Ashmore Group, a dedicated Emerging Markets investment manager, in January 2005, holding positions as General Counsel (2007-2010) and Global Head of its Special Situations Funds (2013-2018). During his time at Ashmore, he was a member of the firm’s investment committees for its special situations funds and Latam Infrastructure Fund. He has previously served as non-executive director for BTS Group, a company listed on the stock exchange of Thailand and Petron Corporation, a company listed on the Philippine Stock Exchange. Mr. Webster holds a bachelor of arts degree in Marketing from the University of Stirling and the CPE and LPC qualifications from the College of Law (York). He qualified as a lawyer with DLA (now DLA Piper) in 1998, and then worked as a lawyer specializing in cross-border M&A and corporate restructurings with Weil, Gotshal & Manges (1998-2003).

Wei Ying was elected to the Board as a Class I Director at the Special Meeting at which the Merger was approved. Mr. Ying has been a director of Microvast since June 2017. Mr. Ying has been a managing partner and director of CDH Shanghai Dinghui Bai Fu Investment Management Co., Ltd. and some of its affiliates since

December 2014. CDH Shanghai Dinghui Bai Fu Investment Management Co., Ltd. is a key investment manager entity under CDH Investment. Mr. Ying has been an independent non-executive director of CHTC Fong’s Industries Company Limited, a company listed on the Hong Kong Stock Exchange since September 2011, an independent non-executive director of Fountain Set (Holdings) Limited, a company listed on the Hong Kong Stock Exchange since January 2015, a director of Giant Network Group Co., Ltd., a company listed on the Shenzhen Stock Exchange since May 2016, an independent non-executive director of Zhongsheng Group Holdings Limited, a company listed on the Hong Kong Stock Exchange since December 2016, a director of Beijing East Environment Energy Technology Co., Ltd., a company listed on The National Equities Exchange and Quotations, since July 2017, a director of Yunji Inc., a company listed on the Nasdaq Stock Market since February 2018, and a director of Sinocelltech Group Limited, a company listed on the Shanghai Stock Exchange since February 2019. Mr. Ying has also been a director of Guolian Industry Investment Fund Management (Beijing) Co., Ltd. since February 2014, a director of Huaian Yuchu Transportation Co., Ltd. since August 2016, a director of Zhejiang Liji Electronics Co., Ltd. since December 2020, a director of Ane (Cayman) Inc. and its affiliates since August 2016, a director of Ningbo Dingcheng Investment Management Co., Ltd. since March 2018, a director of Shenzhen Tajirui Biomedical Co., Ltd. since July 2018, a director of Ningbo Dingyi Asset Management Co., Ltd. since October 2015, and a director of Shanghai Jiexin VC Investment Management Co., Ltd. since January 2017. Mr. Ying has a Bachelor’s Degree in economics from Zheijiang Gohgshang University and a Master of Business Administration from the University of San Francisco School of Management.

Stephen A. Vogel was elected to the Board as a Class I Director at the Special Meeting at which the Merger was approved. He previously served as Tuscan’s Chairman and Chief Executive Officer since its inception. He has also served as Chairman and Chief Executive Officer of Tuscan Holdings Corp. II (“Tuscan II”), a blank check company like Tuscan that is searching for a target business with which to consummate an initial business combination, since March 2019. Mr. Vogel has over 40 years of operating and private equity experience. He has served as General Partner of Vogel Partners, LLP, a private investment firm, since 1996. He served as President of Twelve Seas Investment Company, a blank check company, from May 2018 until the completion of its business combination with Brooge Holdings Limited in December 2019, and he served as a director of that company from June 2018 until December 2019. From December 2016 until February 2018, Mr. Vogel was Executive Chairman of Forum Merger Corporation, a blank check company that completed its initial public offering in April 2017. Forum completed its initial business combination in February 2018 with C1 Investment Corp. and in connection with the consummation of the business combination changed its name to ConvergeOne Holdings, Inc. (NASDAQ: CVON). Mr. Vogel began his career in 1971 as President, Chief Executive Officer and co-founder of Synergy Gas Corp., a retail propane distribution company. After selling Synergy Gas Corp. to Northwestern Corp. in 1995, Mr. Vogel co-founded EntreCapital Partners, a private equity firm that focused on companies facing operational or management challenges, and served until 1999. Additionally, he was a venture partner at EnerTech Capital Partners, an energy focused venture capital firm, from 1999 to 2002, and an operating partner at Tri-Artisan Capital Partners, LLC, an investment bank, from 2004 to 2006. Mr. Vogel also served as Chief Executive Officer of Grameen America, a not-for-profit organization that provides microloans to low-income borrowers in the U.S., from 2008 to 2013. He was on the board of Netspend (NASDAQ: NTSP), a leader for prepaid stored value platforms, from 2011 to 2013. Mr. Vogel was a member of the Board of Trustees at Montefiore Medical Center and Children’s Hospital for over 20 years and served on the Board of Trustees at Lighthouse International, a non-profit organization. Mr. Vogel is a past Trustee of the Horace Mann School and previously served on the Board of Directors of the National Propane Gas Association. Mr. Vogel received a BS degree from Syracuse University School of Management.

Stanley Whittingham was elected to the Board as a Class II Director at the Special Meeting at which the Merger was approved. He has been a distinguished professor of chemistry and director at Binghamton University since 1988. He has also served as a director of Magnis Energy Technologies (OTCMKTS: MNSEF)(ASE: MNS) since November 2016. Stanley Whittingham’s research interest and expertise includes elucidation of the limiting mechanisms, chemical and structural, of intercalation reactions using a variety of synthetic and characterization approaches, both in-situ and ex-situ. He was awarded the Nobel Prize in Chemistry in 2019 for his work with Li-ion batteries. He obtained his Ph.D. in Chemistry, his Master of Arts and his Bachelor of Arts degrees from Oxford University.

Arthur Wong was elected to the Board as a Class II Director at the Special Meeting at which the Merger was approved. He is one of our independent directors and chairman of the audit committee. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Daqo New Energy Corp. (NYSE: DQ), Tarena International, Inc. (NASDAQ: TEDU), Canadian Solar Inc. (NASDAQ: CSIQ) and Maple Leaf Educational Systems

Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as the Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Independence of Directors

Under the listing rules of the NASDAQ Capital Market (“NASDAQ”), we are required to have a majority of independent directors serving on our Board. Our Board has determined that Craig Webster, Wei Ying, Stanley Whittingham, Stephen Vogel and Arthur Wong are independent within the meaning of NASDAQ Rule 5605(a)(2).

Committees of the Board of Directors

Following the Closing, the standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees reports to the Board. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

We have established an audit committee of our Board. Craig Webster, Arthur Wong and Wei Ying serve as members of our audit committee and Arthur Wong will serve as chairman of the audit committee. Each of the members of the audit committee will be independent under the applicable NASDAQ listing standards.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Our audit committee held 4 meetings in 2020.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the NASDAQ listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under NASDAQ’s listing standards. NASDAQ’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Arthur Wong will serve as a financial expert on the audit committee.

Nominating and corporate governance committee

We have established a nominating and corporate governance committee of the Board. Stephen Vogel, Craig Webster and Arthur Wong serve as members of our nominating and corporate governance committee and Stephen Vogel will serve as chairman of the nominating and corporate governance committee. Each of the members of the nominating and corporate governance committee have been determined to be independent under the applicable NASDAQ listing standards.

The primary purpose of our nominating and corporate governance committee is to assist the Board in matters relating to the appropriate size, functioning, and needs of the Board including, but not limited to, recruitment and retention of high-quality members of the Board and committee composition and structure.

Our nominating and corporate governance committee held no meetings in 2020.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time-to-time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The nominating and corporate governance committee does not distinguish among nominees recommended by stockholders and other persons.

In general, in order to provide sufficient time to enable the nominating and corporate governance committee to evaluate candidates recommended by stockholders in connection with selecting candidates for nomination in connection with our annual meeting of stockholders, the Corporate Secretary must receive the stockholder’s recommendation no later than thirty (30) days after the end of our fiscal year.

Compensation Committee Information

We have established a compensation committee of our Board. Stephen Vogel, Craig Webster and Wei Ying serve as members of our compensation committee. Under NASDAQ listing standards and applicable SEC rules, our compensation committee must consist of all independent members. Each committee member meets the independent director standard under the NASDAQ listing standard, and Craig Webster will serve as chairman of the compensation committee following the Closing.

The Company has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our prospectus and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        if required, producing a report on executive compensation to be included in our annual prospectus; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Our compensation committee held no meetings in 2020.

Executive Officers

In connection with and effective as of the Closing, Stephen A. Vogel resigned as Tuscan’s Chief Executive Officer and Ruth Epstein resigned as Tuscan’s President and Chief Financial Officer. Also, in connection with the Closing, the following individuals were appointed by the Board as executive officers of the Company:

Name	Age	Position
Yang Wu	55	Chief Executive Officer, Chairman of the Board, Director
Yanzhuan Zheng	57	Chief Financial Officer, Director
Shane Smith	53	Chief Operating Officer and President, Microvast U.S.
Wenjuan Mattis, Ph.D.	40	Chief Technology Officer
Sascha Rene Kelterborn	47	Chief Revenue Officer and Managing Director, Microvast EMEA
Shengxian Wu, Ph.D.	38	Chief Executive Officer-Microvast China
Sarah Alexander	38	General Counsel, Corporate Secretary, Compliance Officer and Head of Investor Relations
Lu Gao	38	Chief Accounting Officer

Information with respect to Mr. Wu and Yanzhuan Zheng is set forth above under “Directors”, and information with respect to the remaining executive officers is provided below.

Dr. Wenjuan Mattis was appointed as our Chief Technology Officer at the Closing. She joined Microvast in 2013; and she has served as Microvast’s Chief Technology Officer since January 2018, leading the development of battery materials, cells, modules and packs from R&D to production. Prior to that she served as Vice President (“VP”) of Technology since January 2015, and as Chief Scientist from October 2013 to December 2014. From March 2010 to October 2013, Dr. Mattis served as Senior Research Engineer at Dow Chemical Company in Midland, Michigan, where she led and participated in battery projects developing materials and cells for electrified vehicles (“xEV”) and consumer electronics. In May 2016, Dr. Mattis was elected as the youngest member of the

Board of Directors of IMLB (“International Meeting on Lithium Batteries”) association, which is the largest and most prestigious battery association. She has also served as the VP of International Automotive Lithium Battery Association (“IALB”) since June 2013. Dr. Mattis holds a Bachelor of Science degree in Mechanics and Engineering Science at Fudan University, Shanghai and a Ph.D. degree in Materials Science and Engineering at the Pennsylvania State University. Dr. Mattis has been working on the development of Li-ion battery technology for over 16 years. She has authored 22 papers and holds 81 patents.

Shane Smith was appointed as our Chief Operating Officer and President of MP Solutions at the Closing. He served as Microvast’s Chief Operating Officer and President of MP Solutions since February 2021. Prior to that he was Microvast’s Executive Vice President and President of MP Solutions since August 2019. Prior to joining Microvast, he was Sr. Vice-President of Product Marketing of TransCore, a subsidiary of Roper Technologies, from 2013-2019. From 1996-2013, Mr. Smith worked for TriQuint Semiconductor, today Qorvo, Inc., in various roles of increasing responsibility. In 2011, he was the Vice-President for Global Marketing for Mobile Devices. From 1990-1996, Mr. Smith was a submarine officer in the U.S. Navy. Mr. Smith holds a bachelor’s degree from the U.S. Naval Academy, certified Naval Nuclear Engineer, and a Master of Science in Business from the Johns Hopkins University. He serves as a trustee of the U.S. Naval Academy Foundation.

Sascha Rene Kelterborn was appointed as our Chief Revenue Officer and Managing Director of Microvast EMEA at the Closing. He has been Microvast’s Chief Revenue Officer and Managing Director of Microvast EMEA since February 2021. From January 2018 until February 2021, he was Microvast’s Senior Vice President of Sales & Marketing Western Globe. He has also served as Managing Director of MPS and of Microvast EMEA since June 2017. He originally joined Microvast as Deputy Managing Director of Microvast GMBH in January 2017. Prior to joining us, he served as Managing Director of Kelterborn & Partner, providing consulting services to the railway, building supply and industrial sector from January 2015 to January 2017. From December 2007 until November 2014, he served in numerous positions with Vossloh AG, Werdohl, Germany, including Vice President CIS & Mongolia, December 2010 to November 2014, and Vice President Sales December 2007 to November 2010. At times during his engagement with Vossloh AG, he also served in the following positions: President of Vossloh Fastening Systems America Corp., Chicago, USA; Regional Director Vossloh Middle East Business Rail LLC, Abu Dhabi, UAE; Member of the International Sales Steering Committee of the Vossloh AG; Member of the supervisory board of ZAO Vossloh Fastening Systems, Moscow, Russia; and Member of the supervisory board of Vossloh Fastening Systems, Kunshan, China

Dr. Shengxian Wu was appointed as our Chief Executive Officer, Microvast China at the Closing. He has served as Chief Executive Officer, Microvast China, since January 2021. He first joined us in April 2016, as director of Microvast China’s powertrain department. In June 2017, he became dean of Microvast China’s product research institute, and in January 2020, he became general manager of Pack BU. Prior to joining Microvast China, he was manager of the battery system department at Zhejiang Greely Holding Group. Dr. Wu holds a Bachelor of Science degree in Environmental Engineering from Beijing Institute of Technology and a Ph.D. in Lithium Battery from Beijing Institute of Technology.

Sarah Alexander was appointed as General Counsel, Corporate Secretary, Compliance Officer and Head of Investor Relations of the Company at the Closing. Prior to joining Microvast in July 2021, she held various positions of increasing responsibility at Thermon Group Holdings, Inc. (NYSE:THR) (“Thermon”), a global provider of industrial process heating solutions, from 2008 to 2020. She joined Thermon as a Compliance Specialist and was quickly promoted to Corporate Counsel in 2009. In connection with Thermon’s initial public offering in 2011, she assumed additional responsibilities as Senior Counsel and Director of Investor Relations. In 2014, she was tasked with leading Thermon’s global legal team as General Counsel and Corporate Secretary. In late 2018, she transitioned into an operational role with full P&L responsibility for one of the company’s business lines as Director, Business Development – Thermon Power Solutions. Ms. Alexander holds a bachelor’s degree from Barry University and a J.D. from the University of Miami School of Law.

Lu Gao was appointed as Chief Accounting Officer of the Company at the Closing. She joined Microvast as its Chief Accounting Officer in March 2019. Prior to joining Microvast, she worked for Deloitte Touche Tohmatsu Certified Public Accountants LLP. from July 2005 to May 2018, at various positions, where she was the leading manager participating in auditing a number of US listed companies. She holds a bachelor’s degree from Renmin University of China, with a major in accounting.

There are no arrangements or understandings between any of Yang Wu, Yanzhuan Zheng, Shane Smith, Wenjuan Mattis, Ph.D., Sascha Rene Kelterborn, Shengxian Wu, Ph.D., Sarah Alexander or Lu Gao and any other persons pursuant to which such individual was appointed as an executive officer of the Company. There are no family relationships between any of Yang Wu, Yanzhuan Zheng, Shane Smith, Wenjuan Mattis, Ph.D., Sascha Rene Kelterborn, Shengxian Wu, Ph.D., Sarah Alexander or Lu Gao and any director, executive officer or any person nominated or chosen by the Company to become a director or executive officer.

Indemnification of Directors and Executive Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of this provision is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith or knowingly or intentionally violated the law.

The Charter and the Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Charter and the Bylaws may discourage stockholders from bringing a lawsuit against directors for a breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Director and Executive Officer Compensation

Pre-Closing Compensation of Executive Officers and Directors

The compensation of our named executive officers and directors before the consummation of the Business Combination is set forth in the Prospectus in the section titled “Executive Compensation”.

Post-Closing Compensation of Executive Officers and Directors

After completion of the Business Combination, Mr. Wu will serve as Chief Executive Officer, Yanzhuan Zheng will serve as Chief Financial Officer, Shane Smith will serve as Chief Operating Officer and President, Microvast U.S., Wenjuan Mattis, Ph.D. will serve as Chief Technology Officer, Sascha Rene Kelterborn will serve as Chief Revenue Officer and Managing Director, Microvast EMEA and Shengxian Wu, Ph.D. will serve as Chief Executive Officer-Microvast China.

Following the Closing, the compensation committee of our Board approved a compensation program for non-employee directors as follows:

Annual Retainer

Each non-employee director will receive an annual retainer of $70,000 for service on the Board. The lead non-employee director will receive an additional $50,000 for his service as the lead non-employee director and the chairs of the audit committee, the compensation committee and the nominating and corporate governance will each receive an additional $20,000, $15,000 and $10,000, respectively, for their service as committee chairs. Annual retainers will be payable in quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial months of service. Non-employee directors may elect to receive all or a portion of their annual retainer in RSUs, cash or a combination thereof. RSUs awarded as all or a portion of a non-employee director’s annual retainer will vest in equal quarterly instalments on each of September 30, December 31, March 31 and June 30.

Annual Equity Compensation

Equity awards to non-employee directors will be granted under the 2021 Plan. On July 30, 2021 and at each annual meeting of stockholders thereafter, each non-employee director who continues as a non-employee director following such meeting will be granted a number of RSUs with a value equal to $80,000. Subject to the non-employee director’s continued service as a director through the applicable vesting date, each grant of RSUs will vest in full on the first anniversary of the grant date, with the exception of the RSUs granted on July 30, 2021, which will vest, if at all, in full on July 23, 2022.

Employment Agreements, Annual Base Salaries and Target Bonuses

In connection with the Merger, Microvast entered into individual employment agreements with the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer of Microvast, each of which was assumed by the Company effective as of the Closing.

Executive Employment Agreements

Subject to earlier termination in accordance with the executive employment agreements (the “Executive Employment Agreements”), each of Chief Executive Officer, Chief Financial Officer and Chief Technology Officer will continue their service to the Company in their existing roles until the third anniversary of the Closing, at which time their terms will be automatically extended for additional 12-month periods unless a notice of non-renewal is given by either party in accordance with the notice requirements of the Executive Employment Agreements prior to the expiration of the term then in effect.

The Executive Employment Agreement for the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer provides for an annual base salary of $350,000 for the Chief Executive Officer, $275,000 for the Chief Financial Officer, and $300,000 for the Chief Technology Officer. The Executive Employment Agreement for each of Chief Executive Officer, Chief Financial Officer and Chief Technology Officer also provides for the opportunities to participate in the Company’s annual incentive bonus plan for senior executives and the Company’s long-term incentive plan, each in accordance with the terms of such plans that may be in effect from time-to-time and subject to such other terms as the Board may approve. The executives are also eligible to participate in the benefit plans or programs of the Company generally provided to other similarly situated executives of the Company.

The Executive Employment Agreement for each of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer may be terminated by either the Company or the executives at any time and for any reason upon thirty (30) day’s prior written notice. Upon a termination by the Company or an executive for any reason, an executive (or his or her estate upon a termination due to death of the executive) will receive all accrued salary and any earned but unpaid bonuses through and including the date of termination. Following a termination due to death or disability of an executive, the executive (or his or her estate) will also receive: (1) a pro rata bonus for the annual bonus that the executive would have earned for the fiscal year in which the death or disability occurs based on performance as determined by the Board, prorated for the period of time during the fiscal year worked by the executive; and (2) if the death or disability occurs within three years following the Closing, full acceleration of any equity awards or other long-term incentive awards held by the executive as of the Closing that were granted to the executive prior to the Closing. Any other outstanding equity awards or long-term incentive awards granted to the executive following the Closing will be treated in accordance with the terms of the applicable plans and award agreements.

Following a termination due to termination by the Company without Cause (as defined in the Executive Employment Agreements) or due to resignation by an executive for Good Reason (as defined in the Executive Employment Agreements), in either case prior to a Change in Control (as defined in the Executive Employment Agreements), subject to the execution and non-revocation by the executive of a general release of claims in favor of the Company, the executive will be entitled to: (1) an amount equal to, for the Chief Executive Officer, two and a half times, and for the Chief Financial Officer and Chief Technology Officer, one and a half times, the sum of (x) the executive’s then-current base salary plus (y) the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the target annual bonus for the fiscal year in which the termination or resignation occurs, payable in substantially equal monthly installments over a period of 30 months for the Chief Executive Officer and 18 months for the Chief Financial Officer and Chief Technology Officer (the “Severance Period”); and (2) if the termination without Cause or resignation for Good Reason occurs within three years following the Closing, full acceleration of any equity awards or other long-term incentive awards held by the executive as of the Closing that were granted to the executive prior to the Closing. Any other outstanding equity awards or long-term incentive awards granted to the executive following the Closing will be treated in accordance with the terms of the applicable plans and award agreements.

Following a termination due to termination by the Company without Cause or due to resignation by an executive for Good Reason on or within two years following the closing of a Change in Control, subject to the execution and non-revocation by the executive of a general release of claims in favor of the Company, the executive will be entitled to: (1) an amount equal to, for the Chief Executive Officer, three times, and for the Chief Financial Officer and Chief Technology Officer, two times, the sum of (x) the executive’s then-current base salary plus (y) the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the target annual bonus for the fiscal year in which the termination or resignation occurs, payable in a single lump sum within 75 days of the termination or resignation; (2) a pro rata bonus of the greater of (A) the average amount of the annual bonus paid to the executive for each of the three fiscal years immediately prior to the fiscal year in which the termination or resignation occurs or (B) the annual bonus the executive would have earned for the fiscal year in which the termination or resignation occurs based on performance as determined through the date of termination or resignation, prorated for the period of time during the fiscal year worked by the executive, payable in a single lump sum within 75 days of the termination or resignation; and (3) full acceleration of all outstanding equity awards held by the executive as of the date of termination or resignation.

Each of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer is subject to restrictive covenants as follows: (1) a post-termination non-compete for a period of 18 months following an executive’s termination or resignation for any reason; (2) confidentiality restrictions through the time period such confidential information remains not generally known to the public; and (3) customer and employee non-solicitation and non-interference for a period of 18 months following an executive’s termination or resignation for any reason.

Mr. Kelterborn and Microvast GmbH entered into the Kelterborn Agreement on June 1, 2017. The Kelterborn Agreement provides Mr. Kelterborn an annual base salary, an annual target bonus opportunity of 30% of his annual base salary based on performance, certain employee benefit and paid time off in accordance with our policies. Mr. Kelterborn is also subject to confidentiality obligations and a one-year post-employment non-competition covenant.

2021 Plan Awards

On July 21, 2021, the stockholders of the Company approved the 2021 Plan, effective upon the Closing.

Summary of the 2021 Plan

The following summary is not a complete statement of the 2021 Plan and is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

General.    The purposes of the 2021 Plan are to attract, retain and motivate officers and key employees (including prospective employees), directors, consultants and others who may perform services for the Company and its affiliates to compensate them for their contributions to the long-term growth and profits of the Company and its affiliates. These incentives are provided through the grant of stock options (including incentive stock options intended to be qualified under Section 422 of the Code), stock appreciation rights, restricted stock, restricted stock units, cash-based awards and other stock-based awards. Any of these awards may, but need not, be made as performance-based incentive awards.

Authorized Shares.    The 2021 Plan will reserve 5% of the fully-diluted shares of common stock outstanding immediately following the Closing (not including the shares underlying awards rolled over from the Microvast Plan) for issuance in accordance with the 2021 Plan’s terms.

If shares covered by an award are not purchased or are forfeited or expire, settled through the issuance of consideration other than shares (including cash), or otherwise terminate without delivery of any shares subject thereto, then such shares will, to the extent of any such forfeiture, termination, cash-settlement or expiration, be available for future grant under the 2021 Plan. However, shares tendered by a participant, repurchased by the Company using proceeds from the exercise of a stock option or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation for an award, will not again be available for future grants under the 2021 Plan.

Adjustments to Shares Subject to the 2021 Plan.    In the event of a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution that results in any increase or decrease in the number of issued shares, the compensation committee of the Board (the “Administrator” (as defined below)), in order to preserve, but not increase, participants’ rights under the 2021 Plan, will substitute or adjust the number and kind of shares that may be issued under the 2021 Plan or under particular forms of award agreements, the number and kind of shares subject to outstanding awards, the exercise or grant prices of options and stock appreciation rights, and the annual award limits and other value determinations applicable to outstanding awards.

Administration.    The Administrator will administer the 2021 Plan provided that such committee consist of at least two members of the Board, each of whom qualifies as a non-employee director under Rule 16b-3 of the Exchange Act, and as an independent director under the rules of the stock exchange for so long as the Company is a publicly traded corporation. Subject to the provisions of the 2021 Plan, the Administrator has the power to administer the 2021 Plan, including but not limited to, the authority to: (1) direct the Company to grant awards pursuant to the 2021 Plan, (2) determine the grantees to whom and the times at which awards will be granted, (3) determine the price at which options are granted, (4) determine the type of option to be awarded and the number of shares subject to such option, (5) determine the number of shares granted pursuant to each award, (6) employ attorneys, consultants, accountants, agents and other individuals as may reasonably be necessary to assist it in the administration of the 2021 Plan, and (7) approve the form and terms and conditions of the award documents and of each award. The Administrator’s interpretation and construction of any provisions of the 2021 Plan or any award are final, binding and conclusive.

Eligibility.    Awards may be granted to employees, directors, consultants and advisors of the Company and any affiliate of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company.

Stock Options.    Stock options in the form of nonstatutory stock options or incentive stock options may be granted under the 2021 Plan. The Administrator determines the number of shares subject to each option. The Administrator determines the exercise price of options granted under the 2021 Plan; provided that the exercise price must at least be equal to the fair market value of the Company’s common stock on the date of grant. The term of a stock option may not exceed ten years except that, with respect to any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The grantee may pay the exercise price of an option: (i) by cash or its equivalent, (ii) through previously acquired shares, (iii) through a cashless exercise in accordance with procedures authorized by the Administrator, (iv) through net-share settlement or similar procedure involving the withholding of shares, or (v) by any combination of the foregoing. An option may not be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the Administrator determines the other terms of options. After the termination of service of a grantee, other than due to death or disability, his or her option will remain exercisable for the period provided in the award agreement, but no more than three months from the date of termination in the event of an incentive stock option. After the termination of service of a grantee due to death or disability, the option will remain exercisable for the period provided in the award agreement, but for no more than one year from the date of termination in the event of an incentive stock option.

Stock Appreciation Rights.    Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. The grant price for a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant. Subject to the provisions of the 2021 Plan, the Administrator determines the other terms of stock appreciation rights, including when such rights become exercisable.

Restricted Stock Awards.    Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares of the common stock that vest in accordance with terms and conditions established by the Administrator. The Administrator will determine the number of shares of restricted stock granted to any employee, director, consultant or advisor and, subject to the provisions of the 2021 Plan, will determine the terms and conditions of such awards. The Administrator may impose whatever conditions to vesting it determines to be appropriate. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant unless the Administrator provides otherwise.

Restricted Stock Units.    RSUs may be granted under the 2021 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of common stock. Subject to the provisions of the 2021 Equity Plan, the Administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. A holder of RSUs will have only the rights of a general unsecured creditor of the Company until the delivery of shares, cash or other securities or property. On the delivery date, the holder of each RSU not previously forfeited or terminated will receive one share, cash or a combination thereof, as specified by the Administrator.

Performance Shares.    Performance shares may be granted under the 2021 Plan. Each performance share represents an amount equal to the fair market value of one share of common stock and are earned based upon the achievement of certain pre-established performance goals over a stated performance period. Subject to the provisions of the 2021 Equity Plan, the Administrator determines the terms and conditions of performance share awards, including the performance goals, the performance period and the form and timing of payment. A holder of performance shares will have only the rights of a general unsecured creditor of the Company, until the delivery of shares, cash or other securities or property, if any, after the end of the applicable performance period as determined by the Administrator. On the delivery date, the holder of each earned performance share not previously forfeited or terminated will receive one share, cash or a combination thereof, as specified by the Administrator.

Transferability of Awards.    Unless otherwise determined by the Administrator in its sole discretion, no award (or any rights and obligations thereunder) granted to any person under the 2021 Plan may be transferred other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and all such awards (and any rights thereunder) will be exercisable during the life of the recipient only by the recipient or the recipient’s legal representative.

Grants to Non-Employee Directors.    Grants made to non-employee directors may be in any form other than incentive stock options. The fair value of any awards granted to a non-employee director, including cash compensation in respect of such director’s service, may not exceed $750,000 in any one calendar year. The Administrator may also permit a non-employee director to receive an award in lieu of payment of all or a portion of future director fees (including but not limited to cash retainer fees and meeting fees).

Change in Control.    The 2021 Plan provides that, in the event of a change of control, as defined under the 2021 Plan, each outstanding award will be treated as the Administrator determines, including accelerating the expiration or termination date or the date of exercisability of an award, settling any award by means of a cash payment, or removing any restrictions from or imposing any additional restrictions on any outstanding awards.

Amendment; Termination.    The Board has the authority to amend the 2021 Plan from time-to-time; provided that such amendment does not materially adversely impair the rights of the recipient of any award without the recipient’s consent. Stockholder approval also is required to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency. The Board has also reserved the right to terminate the 2021 Plan at any time, and the 2021 Plan will automatically terminate in 2031.

Summary of U.S. Federal Income Tax Consequences of the 2021 Plan

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options.    An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “Disqualifying Disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the Disqualifying Disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. General rules may apply with respect to certain subsequent sales of the shares in a Disqualifying Disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options.    Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price, and such amount should be deductible by the Company for federal income tax purposes. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

Stock Appreciation Rights.    In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares of common stock or cash received. Any additional gain or loss recognized upon any later disposition of the shares, if any, would be capital gain or loss.

Restricted Stock Awards.    A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the IRS no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards.    There are no immediate tax consequences of receiving an award RSUs. A participant who is awarded RSUs generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Share Awards.    There are no immediate tax consequences of receiving an award of performance shares. A participant who is awarded performance shares generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable performance period or, if later, the settlement date. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A.    Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have withholding and reporting requirements with respect to such amounts.

Tax Effect for the Company.    The Company generally will be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). General rules limit the deductibility of compensation paid to the Company’s Chief Executive Officer and other “covered employees” as determined under Section 162(m) and applicable guidance.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE 2021 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants, and Directors

As of the date hereof, each non-employee director has received an award of RSUs in accordance with the compensation program for non-employee directors described in “Post-Closing Compensation of Executive Officers and Directors — Annual Equity Compensation.”

DESCRIPTION OF SECURITIES

The following summary of certain material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. You should refer to our Organizational Documents and the warrant agreement, which are included as exhibits to the registration statement of which this prospectus is a part. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.

Authorized and Outstanding Stock

Authorized Stock

The Charter authorizes the issuance of 800,000,000 shares of capital stock, consisting of 750,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Upon the Closing, there were 300,516,237 shares of common stock outstanding, held as follows: (a) 209,999,991 shares are held by former Microvast investors, including those shares issuable pursuant to the Framework Agreement, (b) 6,736,106 shares are held by former holders of the Bridge Notes, (c) 7,608,589 shares are held by the Sponsor Group, (d) 428,411 shares are held by EarlyBirdCapital, (e) 48,250,000 shares of common stock are held by the PIPE investors and (f) 27,493,140 shares sold to the public in Tuscan’s IPO are held by the public. None of the foregoing take into account (x) the issuance of up to 19,999,988 Earn-Out Shares or (y) any shares of common stock issuable (i) at $11.50 per share, upon exercise of the 28,437,000 outstanding warrants or (ii) with respect to any grants that may be issued pursuant to the 2021 Plan. All shares of common stock are fully paid and non-assessable.

Voting.    Each holder of common stock is entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of shares of common stock will vote together as a single class (or, if the holders of one or more outstanding series of preferred stock are entitled to vote together with the holders of common stock as a single class, together with the holders of such other series of preferred stock) on all matters submitted to a vote of our stockholders generally. Generally, all matters to be voted on by stockholders must be approved by a majority (or, (1) in the case of election of directors, by a plurality and (2), in the case of amendment of the Charter, so long as Mr. Wu maintains beneficial ownership of at least 10% of the total voting power of all the outstanding shares of the Company entitled to vote generally in the election of directors, by a vote of at least 75%) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights.    Subject to preferences that may be applicable to any outstanding series of preferred stock or any other outstanding class or series of stock, the holders of shares of common stock are entitled to receive such dividends or distributions, if any, as may be declared from time-to-time by the Board out of funds or assets legally available therefor.

Rights upon Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of common stock are entitled to the assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the common stock, then outstanding, if any.

Other Rights.    The holders of common stock have no preemptive, preferential, or similar rights with respect to issuances of shares of stock of the Company. There are no redemption provisions or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock will be subject to those of the holders of any shares of preferred stock the Company may issue in the future.

Preferred Stock

No shares of preferred stock are issued or outstanding immediately after the Closing. The Charter authorizes the Board to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of common stock. The Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock. At present, we have no plans to issue any preferred stock.

Warrants

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (as discussed below), at any time commencing on the later of 30 days after the completion of an initial business combination or 12 months from the closing of this offering. However, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants multiplied by the difference between the exercise price of the warrants and the “fair market value”(defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of our completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The private warrants are identical to the public warrants, except that such warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us so long as they are still held by our sponsor or its permitted transferees.

We may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant,

•        at any time after the warrants become exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding public warrants, in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent with the exercise form on the reverse side of the warrant certificate completed and executed as indicated accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock nor do the warrant holders have any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Under the terms of the warrant agreement, we have agreed to use our best efforts to have declared effective a prospectus relating to the shares of common stock issuable upon exercise of the warrants and to keep such prospectus current until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and we will not be required to net cash settle or cash settle the warrant exercise.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Dividends

We have not paid any cash dividend on our common stock to date and do not intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board. Our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Registration Rights

At the Closing, each of the former stockholders of Microvast, the MPS Investors, the CL Affiliates and the Sponsor Group entered into a Registration Rights and Lock-up Agreement with the Company, pursuant to which the Company will be obligated to file a registration statement to register the resale of certain securities of the Company held by the stockholders and indirectly held by the MPS Investors.

In connection with the PIPE Offering, the Company agreed that, within 30 calendar days after the Closing, the Company must file with the SEC a registration statement registering the resale or transfer of the shares issued to the PIPE investors. The Company must use commercially reasonable efforts to maintain the continuous effectiveness of this registration statement until the earliest of: (i) the date on which the shares may be resold without volume or manner of sale limitations pursuant to Rule 144, (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Closing.

In connection with the IPO, the Company agreed that, as soon as practicable after the Closing, it must use its best efforts to file, with the SEC, a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. The Company must use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement until the expiration of the warrants.

Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of Securities

Our common stock and warrants are listed on the NASDAQ under the symbols “MVST” and “MVSTW”. As of July 23, 2021, the Company estimates that it has approximately 100 holders of common stock and two record holders of the warrants.

Anti-Takeover Effects of the Charter and the Bylaws

Some provisions of the Charter and the Bylaws, which are summarized in the following paragraphs, are intended to enhance the likelihood of continuity and stability in the composition of the Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. However, these provisions may have the effect of rendering more difficult, discouraging, delaying, or preventing an acquisition deemed undesirable by Mr. Wu or the Board and therefore depress the trading price of the common stock.

Authorized but Unissued Capital Stock

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board

The Charter provides that the Board (other than those directors, if any, elected by the holders of any outstanding series of preferred stock) is divided into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of the Company, as the classification of the board makes it more time consuming for stockholders to replace a majority of the directors.

Number of Directors

The Charter provides that the number of directors on the board will be fixed in the manner set forth in the Bylaws, except that any increase or decrease in the number of directors will require the affirmative vote of the directors appointed by Mr. Wu then in office.

Board of Director Vacancies

The Charter provides that, with respect to directors elected by the stockholders generally entitled to vote, (i) newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause will be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and (ii) that any director so elected will hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal, which prevents stockholders from being able to fill vacancies on the Board.

Directors Removed Only for Cause

The Charter provides that any director elected by the stockholders generally entitled to vote may only be removed for cause.

Special Meeting of Stockholders

The Charter provides that special meetings of stockholders may only be called by: (1) the Board, (2) the chairman of the Board or (3) Mr. Wu, so long as Mr. Wu beneficially owns at least 10% of the total voting power of the outstanding capital stock of the Company, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

Action by Written Consent

The Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by consent in lieu of a meeting.

Supermajority Requirement for Amendments of the Charter

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation requires a greater percentage. The Charter provides that, so long as Mr. Wu owns at least 10% of the total voting power of the outstanding capital stock of the Company, the Charter may only be amended by the affirmative vote of at least 75% of the total voting power of the outstanding capital stock of the Company. If Mr. Wu ceases to own at least 10% of the total voting power of the outstanding capital stock of the Company, the Charter may be amended by the affirmative vote of a majority of the total voting power of the outstanding capital stock of the Company. Such requirement for a supermajority to approve amendments to the Charter could enable a minority of the stockholders of the Company to exercise veto power over such amendments.

Notice Requirements for Stockholder Proposals and Director Nominations

The Charter and Bylaws provide advance notice procedures for stockholders seeking to bring business before the special meeting of stockholders or to nominate candidates for election as directors at the special meeting of stockholders. The Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might make it more difficult to bring matters before the special meeting.

Exclusive Forum Selection

The Charter provides that, unless we consent to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company (a) action arising pursuant to any provision of the DGCL or the Charter or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine of the law of the State of Delaware will, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. This forum selection provision does not apply to any action asserting claims arising under the Exchange Act or the Securities Act. The forum provision further provides that the federal district courts of the United States of America will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any action asserting claims arising under the Securities Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in the Charter. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Company’s directors and officers.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of the directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of this provision is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for a breach of fiduciary duties as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith or knowingly or intentionally violated the law.

The Charter and the Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Charter and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or our warrants for at least six months would be entitled to sell their securities provided that: (1) such person is not deemed to have been an affiliate of us at the time of, nor at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or our warrants for at least six months, but who are affiliates of us at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of our common stock then outstanding; or

•        the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is generally not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of July 23, 2021, we had 300,516,237 shares of common stock outstanding. Of these shares, 27,493,140 shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144. All of the 6,900,000 founder shares owned by the Sponsor (the “founder shares”), the 300,000 representative shares owned by EarlyBirdCapital, the 837,000 private placement shares and 837,000 private placement warrants owned by the Sponsor and EarlyBirdCapital and its designee are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. All of the (1) the 48,250,000 PIPE Shares, (2) the 209,999,991 Merger Closing Shares, and (3) the 6,736,106 Bridge Notes Conversion Shares are also restricted securities under Rule 144. In addition, the 19,999,988 Earn-Out Shares that may be issued under the agreement and plan of merger (the “Merger Agreement”) to the former equity holders of Microvast are also restricted securities for purposes of Rule 144. The registration statement of which this prospectus is a part registers for resale all of the founder shares, the representative shares, the private placement shares, the private placement warrants, the PIPE Shares, the Merger Closing Shares, the Bridge Note Conversion Shares and the Earn-Out Shares (as defined below), and we are obligated to maintain the effectiveness of such registration statement in accordance with the terms and conditions of the Amended and Restated Registration Rights Agreement or applicable Subscription Agreements.

As of the date of this registration statement, there are approximately 28,437,000 warrants outstanding, consisting of 27,600,000 public warrants originally sold as part of the units issued in the IPO and 837,000 private placement warrants that were sold in a private sale prior to the IPO. Each warrant is exercisable for one share of our common stock, in accordance with the terms of the warrant agreement governing the warrants. The public warrants are freely tradable. In addition, we have filed the registration statement, of which this prospectus is a part under the Securities Act, covering the 27,600,000 shares of our common stock that may be issued upon exercise of the public warrants and resales by the Selling Holders of the 837,000 private placement warrants, and we are obligated to maintain the effectiveness of such registration statement until the expiration or redemption of the warrants.

While we were formed as a shell company, since the completion of the Business Combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Lock-up Agreements

In connection with the execution of the Parent Support Agreement, the Sponsor and related parties entered into an amendment to the Escrow Agreement pursuant to which the Founder Shares are being held post-Closing. Pursuant to the amended Escrow Agreement:

•        The Sponsor Upfront Escrow Shares and all of the Founder Upfront Escrow Shares will be held until (i) with respect to 3,375,000 Sponsor Upfront Escrow Shares and 45,000 Founder Upfront Escrow Shares, the earlier of (A) one year following the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) with respect to the remaining Sponsor Upfront Escrow Shares and Founder Upfront Escrow Shares, the Anniversary Release Date.

•        The Escrow Agent will hold the 50% of the Sponsor Earn-Out Escrow Shares until the later of (A) the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds the First Earn-Out Target.

•        The Escrow Agent will hold the other 50% of the Sponsor Earn-Out Escrow Shares until the later of (A) the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds the Second Earn-Out Target.

In the event that neither the First Earn-Out Target Release Notice nor the Second Earn-Out Target Release Notice is delivered on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release all the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration. In the event that the Second Earn-Out Target Release Notice is not delivered (and the First Earn-Out Target Release Notice has been delivered) on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release 50% of the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration.

At the Closing, the Company entered into the Registration Rights and Lockup Agreement with stockholders of Microvast prior to the consummation of the Business Combination, the affiliates of certain former investors in our subsidiary Microvast Power System (Houzhou) Co. Ltd., the Sponsor and certain officers and directors of the Company. Subject to certain exceptions, the Registration Rights and Lock-Up Agreement provides (1) Mr. Wu will be subject to a lock-up of one year post closing with respect to 25% of his shares of common stock and a lock-up of two years for the remaining 75% of his shares of common stock, provided that, with respect to the 25% of his shares subject to the one-year lock-up, he can sell those shares if the shares trade at $15.00 or above for 20 days in any 30-day period, (2) the Microvast equity holders other than Mr. Wu are subject to a six-month lock-up post closing, and (3) with respect to the shares of common stock owned by the Sponsor Group (a) 50% of such shares are subject to a one-year lock-up post-closing unless the shares trade at $12.50 or above for any 20 trading days within a 30-trading day period and (b) the remaining 50% of such shares are subject to a two-year lock-up post closing.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under our Incentive Plan. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover approximately 17.4 million shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our common stock immediately following the consummation of the Business Combination by:

•        each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock after the consummation of the Business Combination;

•        each of our current executive officers and directors, including those who became an executive officer or a director upon consummation of the Business Combination; and

•        all of our executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security.

Name and Address of Beneficial Owners(1)	Number of Shares	%(2)
Directors and Officers:
Yang Wu	85,036,953	28.30%
Yanzhuan Zheng	313,009	*
Stanley Whittingham(3)	1,570	*
Arthur Wong(4)	807	*
Craig Webster(5)	458	*
Stephen Vogel(6)	4,310,082	1.43%
Wei Ying(7)	1,528	*
Shane Smith	—	0%
Wenjuan Mattis	198,415	*
Sascha Rene Kelterborn	—	0%
Shengxian Wu. Ph.D.	—	0%
Sarah Alexander	1,000	*
Lu Gao	—	0%
All directors and officers as a group (13 persons)	91,649,072	30.50%
Five Percent Holders:
Yang Wu	85,036,953	28.30%
CDH Griffin Holdings Company Limited(8)	37,180,487	12.37%
Ashmore Group plc(9)	23,503,434	7.82%
International Finance Corporation	23,503,274	7.82%

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each of the individuals listed is c/o Microvast Holdings, Inc., 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.

(2)      The post-Closing percentage of beneficial ownership is calculated based on 300,516,237 shares of common stock outstanding immediately after the consummation of the Business Combination. The denominator used for any stockholder who owns warrants includes such number of shares of common stock issuable upon the exercise of such warrants. The denominator for any stockholder who holds restricted stock units that are scheduled to vest within 60 days includes such number of shares of common stock issuable upon vesting of the restricted stock units. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(3)      Includes 1,570 restricted stock units vesting within 60 days.

(4)      Includes 807 restricted stock units vesting within 60 days.

(5)      Includes 458 restricted stock units vesting within 60 days.

(6)      Number of shares held includes 1541,012 shares of common stock underlying private warrants that will become exercisable 30 days after the Closing. The business address for Mr. Vogel is 135 E. 57th Street, 18th Floor, New York, NY 10022.

(7)      Includes 1,528 restricted stock units vesting within 60 days.

(8)      Represents shares held by Evergreen Ever Limited, Ningbo Yuxiang Investment Partnership, Ningbo Dinghui Jiaxuan and Investment Partnership, for which CDH Griffin Holdings Company Limited is the ultimate parent entity.

(9)      Represents shares held by Ashmore Global Special Situations Fund 4 Limited, Ashmore Global Special Situations Fund 5 Limited and Ashmore Cayman SPC Limited, for which Ashmore Group plc is the ultimate parent entity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

At the Closing, the Company, Mr. Yang Wu and the Sponsor entered into the Stockholders Agreement, which provides that immediately following the Closing, the Board will consist of: (i) Mr. Wu, who is the initial Chairman of the Board (who is also the Chief Executive Officer of the Company); (ii) Yanzhuan Zheng (who is also the Chief Financial Officer of the Company); (iii) Stanley Whittingham; (iv) Arthur Wong; (v) Craig Webster; (vi) Stephen Vogel; and (vii) Wei Ying. The Stockholders Agreement also provides that immediately following the Closing, the Charter will provide that (a) the number of directors which will constitute the Board will be fixed by and in the manner provided in the Bylaws, except that any increase or decrease in the number of directors will require the affirmative vote of the Wu Directors (as defined below), and (b) the Board will be divided into three classes designated Class I, Class II and Class III, as follows:

(i)     The Class I Directors will be Stephen Vogel and Wei Ying, each of whom will initially serve for a term expiring at the first annual meeting of stockholders;

(ii)    The Class II Directors will be Stanley Whittingham and Arthur Wong, each of whom will initially serve for a term expiring at the second annual meeting of stockholders; and

(iii)   The Class III Directors will be Mr. Wu, Yanzhuan Zheng and Craig Webster, each of whom will initially serve for a term expiring at the third annual meeting of stockholders.

Mr. Wu will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected a number of individuals (rounded up to the nearest whole number) equal to (a) the total number of directors, multiplied by (b) the quotient obtained by dividing the shares of common stock beneficially owned by Mr. Wu by the total number of outstanding shares of common stock (each, a “Wu Director”) less the number of Wu Directors then serving on the Board and whose terms in office are not expiring at such meeting. Mr. Wu, Yanzhuan Zheng, Stanley Whittingham and Arthur Wong were nominated by Mr. Wu as the initial Wu Directors.

So long as the Sponsor beneficially owns at least 5,481,441 shares of common stock, the Sponsor will have the right, but not the obligation, to nominate for election to the Board at every meeting of the stockholders of the Company at which directors are elected, the Sponsor Director less the number of Sponsor Directors then serving on the Board and whose terms in office are not expiring at such meeting. Stephen Vogel was nominated by the Sponsor as the initial Sponsor Director.

Registration Rights and Lock-Up Agreement

At the Closing, the Company entered into the Registration Rights and Lockup Agreement with stockholders of Microvast prior to the consummation of the Business Combination, the affiliates of certain former investors in our subsidiary Microvast Power System (Houzhou) Co. Ltd., the Sponsor and certain officers and directors of the Company, pursuant to which the Company is obligated to file a registration statement promptly following the Closing to register the resale of certain securities of the Company held by the parties to the Registration Rights and Lock-Up Agreement. The Registration Rights and Lock-Up Agreement provides the parties thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions. There are no cash penalties under the Registration Rights and Lock-Up Agreement for failure to timely file a required registration statement.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides (1) Mr. Wu will be subject to a lock-up of one year post closing with respect to 25% of his shares of common stock and a lock-up of two years for the remaining 75% of his shares of common stock, provided that, with respect to the 25% of his shares subject to the one-year lock-up, he can sell those shares if the shares trade at $15.00 or above for 20 days in any 30-day period, (2) the Microvast equity holders other than Mr. Wu are subject to a six-month lock-up post closing, and (3) with respect to the shares of common stock owned by the Sponsor, certain officers and officers of the Company and the Sponsor Group such shares are subject to the transfer restrictions provided in the Amendment to Escrow Agreement previously described.

Termination IPO Registration Rights Agreement

The holders of the founders’ shares, as well as the holders of the private units issued in connection with Tuscan’s IPO and any units the Sponsor, initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), were entitled to registration rights pursuant to an agreement signed in connection with the IPO. At the Closing, the parties agreed to terminate this registration rights agreement and replace it with the Registration Rights and Lock-Up Agreement.

Indemnity Agreements

On the Closing Date, we entered into indemnity agreements with Mr. Wu, Yanzhuan Zheng, Craig Webster, Wei Ying, Stanley Whittingham, Arthur Wong and Stephen Vogel, each of whom became a director following the Business Combination, and Wenjuan Mattis, Ph.D., Shane Smith, Shengxian Wu, Ph.D. and Sascha Rene Kelterborn each of who became executive officers of the Company following the Business Combination. Each indemnity agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

In November 2018, we issued an aggregate of 5,750,000 shares of our common stock (“founders’ shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share, to our initial stockholders. In March 2019, we effectuated a stock dividend of 0.2 shares of common stock for each outstanding share of common stock, resulting in our initial stockholders holding an aggregate of 6,900,000 founders’ shares. In November 2018, we also issued to designees of EarlyBirdCapital an aggregate of 300,000 shares of common stock (after giving effect to the stock dividend referred to above)(the “representative shares”) at a price of $0.0001 per share.

Share Issuances

In connection with our IPO, the founders’ shares were placed into an escrow account at Morgan Stanley, maintained in New York, New York by Continental Stock Transfer & Trust Company acting as escrow agent. Subject to certain limited exceptions, the escrow agreement originally provided that these shares may not be transferred, assigned, sold or released from escrow (subject to certain limited exceptions), (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and, (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the consummation of our initial business combination, or earlier, if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The limited exceptions include transfers, assignments or sales: (i) to our or our sponsor’s officers, directors, consultants or their affiliates, (ii) to an entity’s members upon its liquidation, (iii) to relatives and trusts for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to us for no value for cancellation in connection with the consummation of our initial business combination, or (vii) in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case (except for clause (vi) or with our prior consent) where the transferee agrees to the terms of the escrow agreement and to be bound by these transfer restrictions.

On March 7, 2019, the Company consummated its IPO of 24,000,000 of its units (“Units”). Each Unit consists of one share of common stock and one redeemable warrant, with each warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $240,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private placement (“Private Placement”) of 615,000 Units (“private units”) at a price of $10.00 per private unit, generating total proceeds of $6,150,000, to the Sponsor and EarlyBirdCapital, the representative of the underwriters in the IPO, and its designees. The private units are identical to the Units sold in the IPO, except that the warrants underlying the private units are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees.

On March 12, 2019, the Company consummated the sale of an additional 3,600,000 Units that were subject to the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $36,000,000. Simultaneously with the closing of the sale of additional units, the Company consummated the sale of an additional 72,000 private units at $10.00 per private unit, generating total proceeds of $720,000.

Related Party Loans

On April 20, 2020, the Sponsor committed to provide Tuscan an aggregate of $500,000 in loans. The loans were non-interest bearing, unsecured and due upon the consummation of a business combination. In the event that a business combination does not close, the loans would be repaid only out of funds held outside the trust account to the extent such funds are available. Otherwise, all amounts loaned to Tuscan would be forgiven. On April 21, 2020, Tuscan issued an unsecured promissory note to the Sponsor in the aggregate amount of $300,000 (the “Sponsor Note”), of which $200,000 was drawn upon on such date.

On February 12, 2021, Tuscan issued an unsecured promissory note to the Sponsor in the aggregate amount of $1,200,000 (together, with the Sponsor Note, the “Convertible Promissory Notes”). The Convertible Promissory Notes are convertible, at the lender’s option, into units of the Company at a price of $10.00 per unit.

As a result of the February 12, 2021 commitment, the Sponsor had committed to Tuscan a total of $1.5 million, of which a total of $1,500,000 has been drawn upon. In connection with the Merger, the Sponsor converted the $1.5 million balance into 150,000 units of Tuscan immediately prior to the Closing. Such units have terms identical to the terms of the Tuscan’s private units and will consist of: (i) 150,000 shares of common stock and (ii) warrants to purchase 150,000 shares of common stock at an exercise price of $11.50 per share.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, Yang Wu, Diaokun Xiao, Wei Li, Xiaoping Zhou, Guoyou Deng, Yanzhuan Zheng, Wenjuan Mattis, Huzhou HongLi Investment Management Limited Liability Partnership, Huzhou HongYuan Investment Management Limited Liability Partnership, Huzhou HongYi Investment Management Limited Liability Partnership, Huzhou OuHong Investment Management Limited Liability Partnership, Huzhou HongCai Investment Management Limited Liability Partnership, Huzhou HongJia Investment Management Limited Liability Partnership, Bruce Raben, Michael Todd Boyd, International Finance Corporation, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore Cayman SPC Limited, and Evergreen Ever Limited (the “Key Company Holders”) entered into the Company Support Agreement with Microvast and the Company, in which such Key Company Holders agreed to vote all of their shares of Company capital stock in favor of adopting the Merger Agreement and approving the Transactions. Additionally, such Key Company Holders agreed not to: (a) transfer any of their shares of Company capital stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Company Support Agreement.

Parent Support Agreement

Contemporaneously with the execution of the Merger Agreement, the Company and Microvast and the Sponsor Group entered into the Parent Support Agreement in which each member of the Sponsor Group agreed, among other things, (a) to vote all Equity Interests of the Company held by such member of the Sponsor Group at such time in favor of the approval and adoption of the Merger Agreement and the Transactions and all other voting matters, (b) that he, she or it will not directly or indirectly sell, assign, transfer, lien, pledge, dispose of or otherwise encumber any of the shares or otherwise agree to do any of the foregoing and (c) to abstain from exercising any redemption rights of any shares of common stock held by such member of the Sponsor Group in connection with the Company stockholder approval.

The Sponsor also agreed that, to the extent that certain expenses of the Company are in excess of $46,000,000 (unless such expenses will have been approved by the Company), the Sponsor will either (i) pay any such excess amount in cash or (ii) forfeit to the Company such number of shares of the common stock held by the Sponsor that would have a value equal to such excess.

In connection with the execution of the Parent Support Agreement, the Sponsor and related parties entered into an amendment to the Escrow Agreement pursuant to which the Founder Shares are being held post-Closing. Pursuant to the amended Escrow Agreement:

•        The Sponsor Upfront Escrow Shares and all of the Founder Upfront Escrow Shares will be held until (i) with respect to 3,375,000 Sponsor Upfront Escrow Shares and 45,000 Founder Upfront Escrow Shares, the earlier of (A) one year following the Anniversary Release Date and (B) the date on which the last sale price of the common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period following the Closing, and (ii) with respect to the remaining Sponsor Upfront Escrow Shares and Founder Upfront Escrow Shares, the Anniversary Release Date.

•        The Escrow Agent will hold the Sponsor Earn-Out Escrow Shares until the later of (A) the Anniversary Release Date and (B) the First Earn-Out Target.

•        The Escrow Agent will hold the other 50% of the Sponsor Earn-Out Escrow Shares until the later of (A) the Anniversary Release Date and (B) the Second Earn-Out Target.

•        In the event that neither the First Earn-Out Target Release Notice nor the Second Earn-Out Target Release Notice is delivered on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release all the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration. In the event that the Second Earn-Out Target Release Notice is not delivered (and the First Earn-Out Target Release Notice has been delivered) on or prior to the fifth anniversary of the Closing, then the Escrow Agent will release 50% of the Sponsor Earn-Out Escrow Shares to the Company for cancellation for no consideration.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on the March 5, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Company’s Chief Executive Officer a total of $10,000 per month for office space, utilities and secretarial and administrative support. Following the Business Combination, the Company ceased paying these monthly fees.

Related Party Policy

We have adopted a written policy on transactions with “related persons,” defined in the policy as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of the Company’s voting securities, and their immediate family members. For purposes of this policy, a “related person transaction” is defined as any transaction, arrangement or relationship in which the Company is a participant, the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person had, has or will have a direct or indirect material interest. The Board, acting through those members of its audit committee who are not interested in the transaction in question, will review related person transactions to determine whether the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. If, after any such review, a related person transaction is determined to be in, or not inconsistent with, the best interests of the Company, then the related person transaction may be approved or ratified according to the procedures in the policy. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not practicable or desirable, then the chair of the audit committee may approve or ratify a related person transaction. In addition, the policy provides standing pre-approval for certain types of transactions that the audit committee has reviewed and determined will be deemed pre-approved.

SELLING HOLDERS

This prospectus relates to the possible offer and resale by the Selling Holders of (i) 837,000 shares of common stock underlying the private placement warrants; (ii) 293,860,085 shares of common stock, including up to 6,900,000 founder shares, 300,000 representative shares, 837,000 private placement shares, 48,250,000 PIPE Shares, 209,999,991 Merger Closing Shares, 19,999,988 Earn-Out Shares, and 6,736,106 shares issued to the Microvast Convertible Noteholders; and (iii) up to 837,000 private placement warrants.

In November 2018, the Sponsor purchased the founder shares of the Company’s common stock for an aggregate price of $25,000. On March 5, 2019, the Company effected a stock dividend of 0.2 shares of common stock for each outstanding share, resulting in 6,900,000 founder shares being issued and outstanding. In November 2018, the Company issued to the designees of EarlyBirdCapital, for a nominal consideration, the representative shares. Simultaneously with the closing of the IPO and the exercise of the underwriter’s over-allotment option, the Sponsor purchased 558,589 private units and EarlyBirdCapital and its designee purchased an aggregate of 128,411 private units. Each private unit consisted on one share of common stock and one private warrant, resulting in an aggregate of 687,000 private placement shares and 687,000 private placement warrants.

In connection with the Business Combination, (1) the Company issued 48,250,000 PIPE Shares for $482,500,000, (2) all of the outstanding equity interests in Microvast were converted into the Merger Closing Shares (3) the Company issued the Bridge Note Conversion Shares and (4) Stephen Vogel, an affiliate of the Sponsor, converted $1,500,000 in indebtedness owed to him by the Company into 150,000 private units. In addition, if, during the 3-year period following the closing of the Merger, the common stock trades above $18.00 per share, 19,999,988 Earn-Out Shares will be issued to the former equity holders of Microvast. The founder shares, the representative shares, the private placement shares, the private placement shares, PIPE Shares, the Merger Closing Shares, the Bridge Note Conversion Shares and the Earn-Out Shares are being registered by the registration statement of which this prospectus forms a part pursuant to the registration rights granted under certain of the Subscription Agreements and the Restated Registration Rights and Lock-Up Agreement.

The Selling Holders may from time-to-time offer and sell any or all of the shares of common stock and warrants set forth below pursuant to this prospectus. When we refer to the “Selling Holders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Holders’ interest in the shares of common stock and/or warrants after the date of this prospectus such that registration rights will apply to those securities.

The following tables are prepared based on information provided to us by the Selling Holders. It sets forth the name and address of the Selling Holders, the aggregate number of shares of common stock that the Selling Holders may offer pursuant to this prospectus, and the beneficial ownership of the Selling Holders both before and after the offering. We have based percentage ownership prior to this offering on 300,516,237 shares of common stock and 28,437,000 warrants outstanding, in each case as of July 23, 2021. In calculating percentages of shares of common stock owned by a particular Selling Holder, we treated as outstanding the number of shares of our common stock issuable upon exercise of that particular Selling Holder’s warrants, if any, and did not assume the exercise of any other Selling Holder’s warrants.

We cannot advise you as to whether the Selling Holders will in fact sell any or all of such common stock or warrants. In addition, the Selling Holders may sell, transfer or otherwise dispose of, at any time and from time-to-time, the common stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Holders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Unless otherwise indicated below, the address of each beneficial owner listed in the tables below is c/o Microvast Holdings, Inc., 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.

Shares of Common Stock

		Beneficial Ownership Before the Offering(2)			Shares to be Sold in the Offering(3)			Beneficial Ownership After the Offering
Name and Address of Beneficial Owners(1)		Number of Shares	%		Number of Shares	%		Number of Shares	%
Yang Wu		85,036,953	28.30%		93,135,710	29.06%		0	0%
CDH Griffin Holdings Company Limited	(4)	37,180,487	12.37%		40,721,485	13.04%		0	0%
Ashmore Group plc	(5)	23,503,434	7.82%		25,741,856	8.03%		0	0%
International Finance Corporation	(6)	23,503,274	7.82%		25,741,681	8.03%		0	0%
Luxor Capital Group	(7)	10,986,106	3.66%		10,986,106	3.43%		0	0%
SDIC (Shanghai) Science and Technology Achievements Transformation Venture Capital Fund Enterprise	(8)	9,765,958	3.25%		10,696,049	3.34%		0	0%
Huzhou HongLi Investment Management Limited Liability Partnership	(9)	8,034,066	2.67%		8,799,212	2.75%		0	0%
Spring Creek Capital, LLC	(10)	6,000,000	2.00%		6,000,000	1.87%		0	0%
Diaokun Xiao	(11)	5,148,388	1.71%		5,638,710	1.76%		0	0%
Wei Li	(11)	5,148,388	1.71%		5,638,710	1.77%		0	0%
BlackRock, Inc.	(13)	4,500,000	1.50%		4,500,000	1.40%		0	0%
Stephen A. Vogel	(14)	4,310,082	1.43%		4,310,082	1.34%		0	0%
Hangzhou Binchuang Equity Investment Co., Ltd	(15)	4,231,958	1.41%		4,635,001	1.45%		0	0%
Hangzhou CDH New Trend Equity Investment Partnership	(16)	3,255,266	1.08%		3,565,291	1.11%		0	0%
InterPrivate Investment Partners LLC	(17)	3,600,000	2.20%		3,600,000	2.20%		0	0%
InterPrivate Sponsor Partners LLC	(17)	531,846			531,846			0	0%
IPV Opportunities III LLC	(17)	2,500,000			2,500,000			0	0%
Oshkosh Corporation	(18)	2,500,000	*	%	2,500,000	*	%	0	0%
Owl Creek Investments III, LLC	(19)	2,500,000	*	%	2,500,000	*	%	0	0%
Xiaoping Zhou	(20)	2,202,445	*	%	2,412,201	*	%	0	0%
DSAM Partners	(21)	2,100,000	*	%	2,100,000	*	%	0	0%
Norges Bank	(22)	2,000,000	*	%	2,000,000	*	%	0	0%
Electron GP, LLC	(23)	2,000,000	*	%	2,000,000	*	%	0	0%
Salient Capital Advisors, LLC	(24)	1,827,200	*	%	1,827,200	*	%	0	0%
Darlington Partners	(25)	1,500,000	*	%	1,500,000	*	%	0	0%
Linden Capital L.P.	(26)	1,500,000	*	%	1,500,000	*	%	0	0%
Magnetar Financial LLC	(27)	1,500,000	*	%	1,500,000	*	%	0	0%
Crescent Park Management L.P.	(28)	1,500,000	*	%	1,500,000	*	%	0	0%
Guoyou Deng	(29)	1,257,006	*	%	1,376,720	*	%	0	0%
Alyeska Master Fund, L.P.	(30)	1,200,000	*	%	1,200,000	*	%	0	0%
MMF LT, LLC	(31)	1,000,000	*	%	1,000,000	*	%	0	0%
Antara Capital Master Fund LP	(32)	1,000,000	*	%	1,000,000	*	%	0	0%
Jane Street Global Trading, LLC	(33)	1,000,000	*	%	1,000,000	*	%	0	0%
Ghisallo Master Fund LP	(34)	1,000,000	*	%	1,000,000	*	%	0	0%
Hangzhou Heyu Equity Investment Partnership (Limited Partnership)	(35)	985,827	*	%	1,079,716	*	%	0	0%
IPV Opportunities III LLC	(17)	900,000	*	%	900,000	*	%	0	0%
Topia Ventures, LLC	(36)	800,000	*	%	800,000	*	%	0	0%
Millais USA LLC	(37)	800,000	*	%	800,000	*	%	0	0%
Kepos Capital LP	(38)	700,000	*	%	700,000	*	%	0	0%
Nineteen77 Global	(39)	700,000	*	%	700,000	*	%	0	0%
EarlyBirdCapital	(40)	436,822	*	%	436,822	*	%	0	0%
Subversive Capital LLC	(41)	420,000	*	%	420,000	*	%	0	0%
Arosa	(42)	400,000	*	%	400,000	*	%	0	0%
CVI Investments, Inc.	(43)	400,000	*	%	400,000	*	%	0	0%
Ruth Epstein	(44)	363,000	*	%	363,000	*	%	0	0%
Yanzhuan Zheng		313,009	*	%	342,819	*	%	0	0%
The HGC Fund LP	(45)	300,000	*	%	300,000	*	%	0	0%
The K2 Principal Fund L.P.	(46)	300,000	*	%	300,000	*	%	0	0%
Westchester Capital Management, LLC	(47)	200,000	*	%	200,000	*	%	0	0%
Wenjuan Mattis		198,415	*	%	217,311	*	%	0	0%

		Beneficial Ownership Before the Offering(2)			Shares to be Sold in the Offering(3)			Beneficial Ownership After the Offering
Name and Address of Beneficial Owners(1)		Number of Shares	%		Number of Shares	%		Number of Shares	%
Scott Vogel		175,000	*	%	175,000	*	%	0	0%
Jordan Vogel		175,000	*	%	175,000	*	%	0	0%
State of Utah, School and Institutional Trust Funds	(48)	172,800	*	%	172,800	*	%	0	0%
Stefan M. Selig	(49)	144,500	*	%	144,500	*	%	0	0%
Bruce I. Raben	(50)	130,941	*	%	143,411	*	%	0	0%
Michael Todd Boyd	(51)	104,176	*	%	114,097	*	%	0	0%
Weiss Asset Management LP	(52)	100,000	*	%	100,000	*	%	0	0%
Richard O. Rieger	(53)	97,750	*	%	97,750	*	%	0	0%
Praxis II Partners	(54)	84,000	*	%	84,000	*	%	0	0%
David Dickstein	(54)	84,000	*	%	84,000	*	%	0	0%
Steven Levine	(55)	60,000	*	%	60,000	*	%	0	0%
David Nussbaum	(55)	60,000	*	%	60,000	*	%	0	0%
Sharon Sternheim	(56)	52,500	*	%	52,500	*	%	0	0%
Robert Sternheim	(56)	52,500	*	%	52,500	*	%	0	0%
Jon May	(56)	52,500	*	%	52,500	*	%	0	0%
Leslie May Blauner	(56)	52,500	*	%	52,500	*	%	0	0%
Don Jennings	(57)	42,000	*	%	42,000	*	%	0	0%
Amy Butte	(58)	36,750	*	%	36,750	*	%	0	0%
Avi Savor	(59)	31,500	*	%	31,500	*	%	0	0%
Sherman Vogel	(60)	21,000	*	%	21,000	*	%	0	0%
Jeff Vogel	(60)	21,000	*	%	21,000	*	%	0	0%
Jon Vogel	(60)	21,000	*	%	21,000	*	%	0	0%
Stuart Ross	(60)	21,000	*	%	21,000	*	%	0	0%
Lon Rubackin	(60)	21,000	*	%	21,000	*	%	0	0%
Enid Fisher	(60)	21,000	*	%	21,000	*	%	0	0%
Holly Zimmerman		15,000	*	%	15,000	*	%	0	0%
Alan Lewis	(61)	10,500	*	%	10,500	*	%	0	0%
PKBT Holdings, LLC	(62)	5,250	*	%	5,250	*	%	0	0%
Jimmy Pestronk	(62)	5,250	*	%	5,250	*	%	0	0%

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each of the individuals listed is c/o Microvast Holdings, Inc., 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477.

(2)      The percentage of beneficial ownership is calculated based on 300,516,237 shares of Common Stock outstanding. The denominator used for any stockholder who owns Warrants includes such number of shares of Common Stock issuable upon the exercise of such Warrants. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them upon the consummation of the Business Combination.

(3)      The percentage of beneficial ownership is calculated based on 320,516,225 shares of Common Stock outstanding. The Shares to be sold in the Offering include 19,999,988 Earn-Out Shares issuable to the former stockholders of Microvast if the shares of Common Stock trade above $18.00 per share within 3 years after the Closing Date. The earnout shares are issuable to the former Microvast stockholders as follows: Yang Wu, 8,098,757, Diaokun Xiao, 490,322, Wei Li, 490,322, Xiaoping Zhou, 209,756, Guo You Deng, 119,714, Yanzhuan Zheng, 29,810, Wenjuan Mattis, 18,896, Huzhou HongLi Investment Management Limited Liability Partnership, 151,158, Huzhou HongYuan Investment Management Limited Liability Partnership, 127,804, Huzhou HongYi Investment Management Limited Liability Partnership, 198,934, Huzhou OuHong Investment Management Limited Liability Partnership, 149,464, Huzhou HongCai Investment Management Limited Liability Partnership, 106,236, Huzhou HongJia Investment Management Limited Liability Partnership, 31,550, Bruce Raben 12,470, Michael Todd Boyd, 9,921, International Finance Corporation, 2,238,407, Ashmore Global Special Situations Fund 4 Limited Partnership, 1,294,105, Ashmore Global Special Situations Fund 5 Limited Partnership, 199,102, Ashmore Cayman SPC Limited, 745,214, Evergreen Ever, Limited, Aurora Sheen Limited (on behalf of 2,994,901, Ningbo Yuxiang Investment Partnership and Ningbo Dinghui Jiaxuan Investment Partnership), 546,097, MVST SPV LLC (on behalf of SDIC (Shanghai) Science and Technology Achievements Transformation Venture Capital

Fund Enterprise, Hangzhou Binchuang Equity Investment Co., Ltd. and Hangzhou CDH New Trend Equity Investment Partnership), 1,643,159 and Roheng HK Limited (on behalf of Hangzhou Heyu Equity Investment Partnership (Limited Partnership)), 93,889.

(4)      Represents shares held by Evergreen Ever Limited and Aurora Sheen Limited (on behalf of Ningbo Yuxiang Investment Partnership and Ningbo Dinghui Jiaxuan Investement Partnership). CDH China HF Holdings Company Limited, is the sole general partner of Piccadily, L.P., which is the sole shareholder of Evergreen Ever Limited. Shanghai CDH Baifu Investment Management Company is the general partner of Ningbo Yuxiang Investment Partnership and Ningbo Dinghui Jiaxuan Investement Partnership. Dispositive and voting power over all of the securities managed by CDH China HF Holdings Company Limited and Shanghai CDH Baifu Investment Management Company is held by their respective Investment Committee Members, Ying Wei, Li Dan, Wei Bin, Wu Shangzhi and William Shang Wi Hsu. The business address of each of these entities is 503, International Commerce Centre 1 Austin Road West Kowloon HK, China.

(5)      Represents shares held by Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership and Ashmore Cayman SPC Limited, for which Ashmore Group plc is the ultimate parent entity. Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership and Ashmore Cayman SPC Limited have appointed Ashmore Investment Management Limited (“AIML”) as investment manager to the funds with discretionary authority in relation to its investments. AIML is ultimately 100% owned by Ashmore Group plc. The address for Ashmore Global Special Situations Fund 4 Limited Partnership and Ashmore Global Special Situations Fund 5 Limited Partnership is c/o Northern Trust Guernsey Limited, Trafalgar Court, Les Banques St. Peter Port GY1 3QL GK. The address for Ashmore Cayman SPC Limited is International Management Services Ltd, The Harbour Centre 42 North Church Street, Box No. 61 Grand Cayman KY1, 1102, Cayman Islands.

(6)      Dispositive and voting control is held by William C. Sonneborn, Senior Director, Disruptive Technologies & Funds Dept. The business address for these persons is 2121 Pennsylvania Ave. NW, Washington DC 20433.

(7)      Shares hereby offered consist of (i) 2,197,222 shares, held by Lugard Road Capital Master Fund, LP (“Lugard”) beneficially owned by Luxor Capital Group, LP, the investment manager of Lugard; (ii) 14,143 shares held by Luxor Capital Partners Long Offshore Master Fund, LP (“Luxor Long Offshore”) beneficially owned by Luxor Capital Group, LP, the investment manager of Luxor Long Offshore; (iii) 51,223 shares held by Luxor Capital Partners Long, LP (“Luxor Long”) beneficially owned by Luxor Capital Group, LP, the investment manager of Luxor Long; (iv) 2,315,321 shares held by Luxor Capital Partners Offshore Master Fund, LP (“Luxor Offshore”) beneficially owned by Luxor Capital Group, LP, the investment manager of Luxor Offshore; (v) 3,823,166 shares held by Luxor Capital Partners, LP (“Luxor Capital”) beneficially owned by Luxor Capital Group, LP, the investment manager of Luxor Capital; (vi) 1,848,962 shares held by Luxor Wavefront, LP (“Luxor Wavefront”) beneficially owned by Luxor Capital Group, LP, the investment manager of Luxor Wavefront; and (vii) 736,069 shares held by Thebes Offshore Master Fund, LP (“Thebes Offshore”) beneficially owned by Luxor Capital Group, LP, the investment manager of Thebes Offshore. Christian Leone, in his position as Portfolio Manager at Luxor Capital Group, LP, may be deemed to have voting and investment power with respect to the securities owned by Luxor Long Offshore, Luxor Long, Luxor Offshore, Luxor Capital, Luxor Wavefront, and Thebes Offshore. Jonathan Green, in his position as Portfolio Manager at Luxor Capital Group, LP, may be deemed to have voting and investment power with respect to the securities held by Lugard. Mr. Leone and Mr. Green each disclaims beneficial ownership of any of the shares over which each exercises voting and investment power. The mailing address of each of the above-mentioned funds is 1114 Avenue of the Americas, 28th Fl New York, NY 10036

(8)      SDIC Venture Capital Co., Ltd. is the general partner of SDIC (Shanghai) Science and Technology Achievements Transformation Venture Capital Fund Enterprise (Limited Partnership). Dispositive and voting control of these shares is held by Gao Aimin, Zhou Yi, Wei Yiliang, Liu Liqun, Wei Hongbo and Yang Kun, who are members of the investment committee of SDIC Venture Capital Co., Ltd. The shares beneficially owned by SDIC (Shanghai) Science and Technology Achievements Transformation Venture Capital Fund Enterprise (Limited Partnership) have been issued in the name of MVST SPV LLC, a wholly owned subsidiary of the Company, pursuant to the Framework Agreement.

(9)      Includes shares owned by Huzhou HongLi Investment Management Limited Liability Partnership, Huzhou HongYuan Investment Management Limited Liability Partnership, Huzhou HongYi Investment Management Limited Liability Partnership, Huzhou OuHong Investment Management Limited Liability Partnership, Huzhou HongCai Investment Management Limited Liability Partnership, and Huzhou HongJia Investment Management Limited Liability Partnership. Voting and investment control of these shares is held by Tiegen Hang, as representative. The business address for these persons is No. 2198, HongFeng Road Huzhou City ZJ, China.

(10)    Dispositive and voting power over the shares held by Spring Creek Capital, LLC is held by its president, Eric Butcher. The business address for Spring Creek Capital, LLC is 4111 E 37th Street N, Wichita, Kansas 67220.

(11)    Address is 3810 Sawyer Bend Lane, Sugar Land, TX 77479.

(12)    Address is 927 Upland Drive, Elmira, NY 14905.

(13)    The registered holder of the referenced shares to be registered is the following fund or account under management by a subsidiary of BlackRock, Inc.: BlackRock Technology Opportunities Fund, a series of BlackRock Funds. BlackRock, Inc. is the ultimate parent holding company of such subsidiary. On behalf of such subsidiary, the applicable portfolio managers, as managing directors (or in other capacities) of such entity, and/or the applicable investment committee members of such fund or account, have voting and investment power over the shares held by the fund or account which is the registered holder of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such fund or account. The address of such fund or account, such subsidiary and such portfolio managers and/or investment committee members is 400 Howard Street, San Francisco, CA 94105. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holder or BlackRock, Inc.

(14)    Number of shares held includes 1541,012 shares of common stock underlying private warrants that will become exercisable 30 days after the Closing. The business address for Mr. Vogel is 135 E. 57th Street, 18th Floor, New York, NY 10022.

(15)    Voting and investment control of the shares is held by Weidong Shen, general manager. The shares beneficially owned by Hangzhou Binchuang Equity Investment Co., Ltd have been issued in the name of MVST SPV LLC, a wholly owned subsidiary of the Company, pursuant to the Framework Agreement.

(16)    Dinghui Equity Investment Management (Tianjin) Company Limited (the “General Partner”) is the general partner of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership). Dispositive and voting control of the shares is held by the Investment Committee of the General Partner, composed of Wu Shangzhi, Jiao Shuge, Wang Lin and Huang Yan. The shares beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) have been issued in the name of MVST SPV LLC, a wholly owned subsidiary of the Company, pursuant to the Framework Agreement.

(17)    The number of shares held by InterPrivate Sponsor Partners LLC includes 167,577 shares underlying warrants. InterPrivate Capital LLC, as the sole manager of each holder, has the power to vote and dispose of the shares held by the holder. The manager of InterPrivate Capital LLC is Ahmed Fattouh, who may be deemed to beneficially own the securities held by the holder. The holder of the securities is an affiliate of a limited purpose broker-dealer (but is not itself a broker-dealer). The business activities of such broker dealer do not include the business of underwriting securities. Each holder purchased the referenced securities in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. None of the holder’s officers or directors serves an officer or director of the Company.

(18)    The business address for Oshkosh Corporation is 1917 Four Wheel Drive, Oshkosh, Wisconsin 54902.

(19)    Owl Creek Asset Management, L.P., as manager of Owl Creek Investments III, LLC, may be deemed to control Owl Creek Investments III, LLC. Owl Creek GP, L.L.C., as general partner of Owl Creek Asset Management, L.P., may be deemed to control Owl Creek Asset Management, L.P. Jeffrey A. Altman, as managing member of Owl Creek GP, LLC may be deemed to control such entity. All persons have the following address: c/o Owl Creek Asset Management, L.P. 640 Fifth Ave, New York, NY 10019.

(20)    Address is Suite 201, Hong Ye Building 4 Hunan University, Lu Shan South Road 2 Changsha HN, China.

(21)    Includes shares owned by DSAM+ Master Fund, LMA SPC — MAP 112 Segregated Portfolio and DSAM Alpha+ Master Fund. The business address for DSAM+ Master Fund, Iso Deipneus Inc, and DSAM Alpha+ Master Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104. The business address for LMA SPC — MAP 112 Segregated Portfolio is c/o Walkers Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001. DSAM Partners (London) Ltd. (the “Investment Advisor”) is the investment advisor to the holders and as such may be deemed to have voting and investment power over the securities held by the holder. The Investment Advisor is ultimately controlled by Mr. Guy Shahar. The Investment Advisor and Mr. Shahar disclaim beneficial ownership of the securities listed above.

(22)    The business address for Norges Bank Investment Management is Bankplassen 2, 0151 Oslo, Norway.

(23)    Includes shares owned by Electron Global Master Fund, L.P., Electron Infrastructure Master Fund, L.P., Boothbay Absolute Return Strategies, LP and AGR Trading SPC-Series EC Segregated Portfolio. Electron GP, LLC is the managing member of the general partner of Electron Global Master Fund, L.P. and Electron Infrastructure Master Fund, L.P. Mr. James “Jos” Shaver is the managing member of Electron GP, LLC. Electron Capital Partners, LLC is the Sub-Investment Advisor of Boothbay Absolute Return Strategies, LP and AGR Trading SPC-Series EC Segregated Portfolio. Mr. James “Jos” Shaver is the managing member of Electron Capital Partners, LLC. The business address for Electron Global Master Fund, L.P. and Electron Infrastructure Master Fund, L.P. is 10 East 53rd Street, 19th Floor, New York, NY 10022. The business address for Boothbay Absolute Return Strategies, LP is Two Grand Central Tower, 140 East 45th St., 14th Floor, New York, NY 10017, and the business address for AGR Trading SPC-Series EC Segregated Portfolio is 1350 Avenue of the Americas, Suite 2300, New York, NY 10019.

(24)    Includes shares owned by Salient MLP & Energy Infrastructure Fund, Salient Midstream & MLP Fund, Salient MLP Total Return TE Fund, L.P., and Salient MLP Total Return Fund, LP. Each of these entities is managed by Salient Capital Advisors, LLC, its investment manager. Dispositive and voting power over the shares held by Salient Capital Advisors is held by Greg Ried and Bill Enszer. The business address for these entities is 426 San Felipe, 8th Floor, Houston, Texas 77027.

(25)    Includes shares owned by Darlington Partners, L.P. and Darlington Partners II, L.P. Darlington Partners GP, LLC is the general partner of these partnerships. Ramsey Jishi and Scott Clark have voting and investment control of Darlington Partners GP, LLC. The business address for Darlington Partners is 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904.

(26)    The securities held by Linden Capital L.P. are indirectly held by Linden Advisors LP (the investment manager of Linden Capital L.P.), Linden GP LLC (the general partner of Linden Capital L.P.), and Mr. Siu Min (Joe) Wong (the principal owner and the controlling person of Linden Advisors LP and Linden GP LLC). Linden Capital L.P., Linden Advisors LP,

Linden GP LLC and Mr. Wong share voting and dispositive power with respect to the securities held by Linden Capital L.P. The business address for Linden Capital L.P. is c/o Linden Advisors LP, 590 Madison Ave, 15th Floor, New York, NY 10022.

(27)    The registered holders of the referenced shares to be registered are the following funds and accounts that are managed by Magnetar Financial LLC (“MFL”), which serves as investment manager of each Magnetar Capital Master Fund, Ltd, Purpose Alternative Credit Fund Ltd, Purpose Alternative Credit Fund — T LLC, Magnetar Constellation Master Fund, Ltd., Magnetar Constellation Fund II, Ltd, Magnetar Longhorn Fund LP, Magnetar SC Fund Ltd, and Magnetar Xing He Master Fund Ltd. MFL is the manager of Magnetar Lake Credit Fund LLC. MFL is the general partner of Magnetar Structured Credit Fund, LP (together with all of the foregoing funds, the “Magnetar Funds”). In such capacities, MFL exercises voting and investment power over the securities listed above held for the accounts of the Magnetar Funds. MFL is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Capital Partners LP (“MCP”), is the sole member and parent holding company of MFL. Supernova Management LLC (“Supernova”), is the sole general partner of MCP. The manager of Supernova is Alec N. Litowitz, a citizen of the United States of America. Each of the Magnetar Funds, MFL, MCP, Supernova and Alec N. Litowitz disclaim beneficial ownership of these securities except to the extent of their pecuniary interest in the securities. Shares shown include only the securities being registered for resale and may not incorporate all interests deemed to be beneficially held by the registered holders described above or by other investment funds managed or advised by MFL. The business address for Magnetar Financial, LLC is c/o Magnetar Financial LLC, 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(28)    The managing member of the general partner of Crescent Park Management LP is Eli Cohen. The business address for Crescent Park Management is 1900 University Ave, Suite 501, East Palo Alto, CA 94303.

(29)    Address is Suite 201, Hong Ye Building 4 Hunan University, Lu Shan South Road 2 Changsha HN, China.

(30)    Alyeska Investment Group, L.P., the investment manager of the selling securityholder, has voting and investment control of the shares held by the selling securityholder. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the selling securityholder. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(31)    Moore Capital Management, LP, the investment manager of MMF LT, LLC, has voting and investment control of the shares held by MMF LT, LLC. Mr. Louis M. Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the shares of the Company held by MMF LT, LLC. Mr. Bacon also is the indirect majority owner of MMF LT, LLC. The address of MMF LT, LLC, Moore Capital Management, LP and Mr. Bacon is 11 Times Square, New York, New York 10036.

(32)    Antara Capital LP, a Delaware limited partnership serves as the investment manager (the “Investment Manager”) to certain funds it manages and designees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Antara Funds (defined below). Antara Capital Fund GP LLC, a Delaware limited liability company, serves as the general partner of Antara Capital Onshore Fund LP (the “Onshore Fund”) and Antara Capital Master Fund LP (the “Master Fund”). Antara Capital Offshore Fund Ltd (the “Offshore Fund” and together with the Fund and the Master Fund, the “Antara Funds”) is an exempted company incorporated under the laws of the Cayman Islands. Himanshu Gulati is the Managing Member of Investment Manager and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by the Antara Funds. Mr. Gulati disclaims beneficial ownership of the ordinary shares held by the Antara Funds except to the extent of any pecuniary interest. The business address of the foregoing persons is 500 5th Avenue, Suite 2320, New York, New York 10110.

(33)    Jane Street Global Trading, LLC is a wholly owned subsidiary of Jane Street Group, LLC. Michael A. Jenkins and Robert. A. Granieri are the members of the Operating Committee of Jane Street Group, LLC. The business address for Jane Street Global Trading, LLC is 250 Vesey Street New York, NY 10281.

(34)    Ghisallo Capital Management, LLC is the Investment Manager for Ghisallo Master fund LP. Michael Germino is the Managing Member of Ghisallo Capital Management, LLC. The business address for Ghisallo Master Fund LP is 27 Hospital Road, Grand Cayman, CI KY1-9008.

(35)    The shares that are beneficially owned by Hangzhou Heyu Equity Investment Partnership (Limited Partnership) are held in the name of Riheng HK Limited. Mr. Zhang Xiaoling, as director, has dispositive and voting power over these shares.

(36)    Consists of 800,000 shares of common stock held by Topia Ventures, LLC. Topia Ventures Management, LLC is the managing member of Topia Ventures, LLC. Mr. David Broser is the managing member of Topia Ventures Management, LLC. The address for Topia Ventures, LLC is 104 W 40th St, 19th Floor, New York, NY 10018.

(37)    Dispositive and voting power over the shares held by Millias Limited is held by Andrew Dodd and Michael Bell, Directors The business address for Millais Limited is c/o Millais USA LLC, 767 5th Ave., 9th Fl., New York, NY 10153.

(38)    Includes shares owned by Kepos Alpha Master Fund L.P. and Kepos Carbon Transition Master Fund L.P. Kepos Capital LP is the investment manager of both selling securityholders and Kepos Partners LLC is the General Partner of the selling securityholders and each may be deemed to have voting and dispositive power with respect to the shares. The general partner of Kepos Capital LP is Kepos Capital GP LLC (the “Kepos GP”) and the Managing Member of Kepos Partners LLC is Kepos Partners MM LLC (“Kepos MM”). Mark Carhart controls Kepos GP and Kepos MM and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Carhart disclaims beneficial ownership of the shares held by the selling securityholders. The business address for Kepos Capital LP is 11 Times Square, 35th Floor, New York, NY 10036.

(39)    Includes shares owned by Nineteen77 Global Merger Arbitrage Master Limited, Nineteen77 Global Merger Arbitrage Opportunity Fund and Nineteen77 Global Multi-Strategy Alpha Master Limited. UBS O’Connor LLC is the investment manager of each of these entities. Kevin Russell is the CIO of UBS O’Connor LLC. The business address for these entities is c/o UBS O’Connor LLC, One N. Wacker Drive, 31st Floor, Chicago, IL 60606

(40)    Includes 128,411 shares issuable upon exercise of private placement warrants. Dispositive and voting power over the shares held by EarlyBirdCapital, Inc. is held by Steven Levine, as CEO, David Nussbaum, as Chairman, Amy Kaufmann, as EVP, and Michelle Pendergast, as CFO. The business address for EarlyBirdCapital is 366 Madison Avenue, 8th Floor, New York, NY 10017.

(41)    Includes 140,000 shares issuable upon exercise of warrants.

(42)    Includes shares owned by Arosa Opportunistic Fund LP and Arosa Alternative Energy Fund LP. The Investment Manager of each of these partnerships is Arosa Capital Management LP. Till Bechtolsheimer is the chief executive officer of Arosa Capital Management LP and has voting and disposition powers over the securities managed by it. The business address for these entities is 550 West 34th St Suite 2800, New York, NY 10001.

(43)    Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI Investments, Inc. (“CVI”). Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.

(44)    Includes 10,000 shares issuable upon exercise of warrants.

(45)    Sean Kallir is CEO and OM of HGC Investment Management Inc, the investment manager of The HGC Fund LP, and may be deemed to have voting and dispositive power of the securities held by the selling security holder. The business address for The HGC Fund LP is 161 Bay St, 4th Floor, Toronto, ON, MfJ 2S8.

(46)    K2 Genpar 2017 Inc. is the general partner of The K2 Principal Fund L.P. and Daniel Gosselin, Secretary of K2 Genpar 2017 Inc., has investment and dispositive power over the securities beneficially owned by The K2 Principal Fund L.P. The business address for The K2 Principal Fund L.P. is 2 Bloor Street West, Suite 801, Toronto, Ontario M4W 3E2.

(47)    The address for The Merger Fund, The Merger Fund VL, WCM Alternatives: Event-Driven Fund, WCM Alternatives: Credit Event Fund, JNL Multi-Manager Alternative Fund, JNL/Westchester Capital Event Driven Fund, WCM Master Trust, Westchester Capital Management, LLC (“WCM”) and Westchester Capital Partners, LLC (“WCP”) is 100 Summit Lake Drive, Suite 220, Valhalla, NY 10595. WCM serves as investment advisor to The Merger Fund, The Merger Fund VL, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund and sub-advisor to JNL Multi-Manager Alternative Fund and JNL/Westchester Capital Event Driven Fund. WCP serves as investment advisor to WCM Master Trust. Mr. Roy D. Behren and Mr. Michael T. Shannon each serve as Co-Managers of WCM and Co-Managers of WCP. By virtue of these relationships, WCM, WCP and Messrs. Behren and Shannon may be deemed to beneficially own the securities listed herein, however, each of WCM, WCP and Messrs. Behren and Shannon disclaim beneficial ownership of the securities listed herein except to the extent of their pecuniary interest in such securities.

(48)    Dispositive and voting power over the shares held by State of Utah, School and Institutional Trust Funds is held by Ryan Kulig and Peter Madsen. The business address of this stockholder is 310 S. Main Street, Suite 1250, Salt Lake City, UT 84101.

(49)    Includes 10,000 shares issuable upon exercise of warrants.

(50)    Address is 100 Wilshire Boulevard #700 Santa Monica CA 90401.

(51)    Address is 769 Elm Street, Unit A San Carlos CA 94070.

(52)    Includes shares owned by Brookdale Global Opportunity Fund and Brookdale International Partners, L.P. Andrew Weiss is the manager of WAM GP LLC, which is the general partner of Weiss Asset Management LP, the investment manager of Brookdale Global Opportunity Fund (“BGO”) and Brookdale International Partners, L.P. (“BIP”). Andrew Weiss has voting and dispositive power with respect to securities held by BGO and BIP. Each of the parties in this footnote disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest the party may have therein. The business address for these entities is c/o Weiss Asset Management LP 222 Berkeley St 16th Floor, Boston, MA 02116.

(53)    Includes 25,000 shares issuable upon exercise of warrants.

(54)    Includes 28,000 shares issuable upon exercise of warrants.

(55)    The business address for Steven Levine and David Nussbaum is c/o EarlyBirdCapital, 366 Madison Avenue, 8th Floor, New York, NY 10017.

(56)    Includes 25,000 shares issuable upon exercise of warrants.

(57)    Includes 14,000 shares issuable upon exercise of warrants.

(58)    Includes 2,500 shares issuable upon exercise of warrants.

(59)    Includes 10,500 shares issuable upon exercise of warrants.

(60)    Includes 7,000 shares issuable upon exercise of warrants.

(61)    Includes 3,500 shares issuable upon exercise of warrants.

(62)    Includes 1,750 shares issuable upon exercise of warrants.

Warrants

	Beneficial Ownership Before the Offering			Warrants to be Sold in the Offering			Beneficial Ownership After the Offering
Name of Selling Holder	Number of Warrants	%(1)		Number of Warrants	%(1)		Number of Warrants	%
InterPrivate Sponsor Partners LLC(2)	167,577	*	%	167,577	*	%	0	0%
Stephen Vogel	154,012	*	%	154,012	*	%	0	0%
Subversive Capital, LLC	140,000	*	%	140,000	*	%	0	0%
EarlyBirdCapital(3)	128,411	*	%	128,411	*	%	0	0%
Praxis II Partners	28,000	*	%	28,000	*	%	0	0%
David Dickstein	28,000	*	%	28,000	*	%	0	0%
Richard O. Rieger	25,000	*	%	25,000	*	%	0	0%
Sharon Sternheim	17,500	*	%	17,500	*	%	0	0%
Robert Sternheim	17,500	*	%	17,500	*	%	0	0%
Jon May	17,500	*	%	17,500	*	%	0	0%
Leslie May Blauner	17,500	*	%	17,500	*	%	0	0%
Don Jennings	14,000	*	%	14,000	*	%	0	0%
Avi Savor	10,500	*	%	10,500	*	%	0	0%
Ruth Epstein	10,000	*	%	10,000	*	%	0	0%
Stefan M. Selig	10,000	*	%	10,000	*	%	0	0%
Sherman Vogel	7,000	*	%	7,000	*	%	0	0%
Jeff Vogel	7,000	*	%	7,000	*	%	0	0%
Jon Vogel	7,000	*	%	7,000	*	%	0	0%
Stuart Ross	7,000	*	%	7,000	*	%	0	0%
Lon Rubackin	7,000	*	%	7,000	*	%	0	0%
Enid Fisher	7,000	*	%	7,000	*	%	0	0%
Alan Lewis	3,500	*	%	3,500	*	%	0	0%
Amy Butte	2,500	*	%	2,500	*	%	0	0%
PKBT Holdings, LLC	1,750	*	%	1,750	*	%	0	0%
Jimmy Pestronik	1,750	*	%	1,750	*	%	0	0%

__________

*        Less than one percent.

(1)      Based upon 28,437,000 warrants outstanding as of July 23, 2021.

(2)      InterPrivate Capital LLC, as the sole manager of the holder, has the power to vote and dispose of the shares held by the holder. The manager of InterPrivate Capital LLC is Ahmed Fattouh, who may be deemed to beneficially own the securities held by the holder. The holder of the securities is an affiliate of a limited purpose broker-dealer (but is not itself a broker-dealer). The business activities of such broker dealer do not include the business of underwriting securities. The holder purchased the referenced securities in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. None of the holder’s officers or directors serves an officer or director of the Company.

(3)      Dispositive and voting power over the warrants held by EarlyBirdCapital, Inc. is held by Steven Levine, as CEO, David Nussbaum, as Chairman, Amy Kaufmann, as EVP, and Michelle Pendergast, as CFO. The business address for EarlyBirdCapital is 366 Madison Avenue, 8th Floor, New York, NY 10017.

PLAN OF DISTRIBUTION

We are registering the issuance by us of up to 27,600,000 shares of our common stock that may be issued upon exercise of warrants to purchase common stock. We are also registering the resale by the Selling Holders or their permitted transferees of (i) 837,000 shares of common stock underlying the private placement warrants; (ii) 293,860,085 shares of common stock, including up to 6,900,000 founder shares, 300,000 representative shares, 837,000 private placement shares, 48,250,000 PIPE Shares, 209,999,991 Merger Closing Shares, 19,999,988 Earn-Out Shares, and 6,736,106 shares issued to the Bridge Noteholders, and (iii) up to 837,000 private placement warrants.

The Selling Holders may offer and sell, from time-to-time, their respective shares of common stock and warrants covered by this prospectus. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Selling Holders may sell their securities by one or more of, or a combination of, the following methods:

•        on the NASDAQ, in the over-the-counter market or on any other national securities exchange on which our securities are listed or traded;

•        in privately negotiated transactions;

•        in underwritten transactions;

•        in a block trade in which a broker-dealer will attempt to sell the offered securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•        through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•        in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•        through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;

•        through the distribution of the securities by any Selling Holder to its partners, members or stockholders;

•        in short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•        by pledge to secured debts and other obligations;

•        to or through underwriters or agents;

•        “at the market” or through market makers or into an existing market for the securities;

•        any other method permitted pursuant to applicable law.

The Selling Holders may sell the securities at prices then prevailing, related to the then-prevailing market price or at negotiated prices. The offering price of the securities from time-to-time will be determined by the Selling Holders and, at the time of the determination, may be higher or lower than the market price of our securities on NASDAQ or any other exchange or market.

The Selling Holders may also sell our securities short and deliver the securities to close out their short positions or loan or pledge the securities to broker-dealers that, in turn, may sell the securities. The shares may be sold directly or through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The Selling Holders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the Selling Holders. The Selling Holders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Holders or from purchasers of the offered securities for whom they may act as agents. In addition, underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Holders and any underwriters, dealers or agents participating in a distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by the Selling Holders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The Selling Holders who are parties to the Subscription Agreements or the Registration Rights and Lock-Up Agreement have agreed, and the other Selling Holders may agree, to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Holders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities offered in this prospectus by the Selling Holders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the Selling Holders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

To the extent required, this prospectus may be amended and/or supplemented from time-to-time to describe a specific plan of distribution. Instead of selling the securities under this prospectus, the Selling Holders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Lock-up Agreements

Certain of our stockholders have entered into lock-up agreements. See “Securities Act Restrictions of Resale of Securities — Lock-up Agreements.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock and warrants, which we refer to collectively as our securities. This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations (including private foundations), taxpayers that have elected mark-to-market accounting, S corporations, regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, investors that will hold common stock or warrants as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”). No ruling from the IRS has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of securities who or that, for U.S. federal income tax purposes is:

•        an individual who is a U.S. citizen or resident of the U.S.;

•        a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in, or organized under the law of, the U.S. or any state or political subdivision thereof;

•        an estate for which the income of is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. Holder” is a beneficial holder of securities who or that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our securities.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

U.S. Holders

Taxation of Distributions

If we pay distributions to U.S. Holders of shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holders will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

A U.S. Holder will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our common stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the common stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its common stock so disposed of. A U.S. Holder’s adjusted tax basis in its common stock will generally equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations.

Redemption of Common Stock

In the event that a U.S. Holder’s common stock is redeemed by us, including pursuant to an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale of the common stock under Section 302 of the Code. If the redemption qualifies as a sale of common stock under the tests described below, the tax consequences to the U.S. Holder will be the same as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” above. If the redemption does not qualify as a sale of common stock, the U.S. Holder will be treated as receiving a corporate distribution, the tax consequences of which are described above under “U.S. Holders —Taxation of Distributions”. Whether the redemption qualifies for sale treatment will depend primarily on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants) both before and after the redemption. The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to the exercise of the warrants. A redemption of a U.S. Holder’s stock will be substantially disproportionate with respect to the U.S. Holder if the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of common stock is, among other requirements, less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either: (1) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or

(2) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock (including any stock constructively owned by the U.S. Holder as a result of owning warrants). The redemption of the common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated, in a published ruling, that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult its tax advisors as to the tax consequences of a redemption, including the application of the constructive ownership rules described above.

If none of the foregoing tests is satisfied, the redemption will be treated as a corporate distribution, the tax consequences of which are described under “U.S. Holders — Taxation of Distributions,” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed common stock should be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will not recognize gain or loss upon the exercise of a warrant. The U.S. Holder’s tax basis in the share of our common stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s initial investment in the warrant and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the common stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case, the holding period will not include the period during which the U.S. Holder held the warrants.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the common stock received would generally equal the holder’s tax basis in the warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If, however, the cashless exercise was treated as a recapitalization, the holding period of the common stock would include the holding period of the warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder would be deemed to have surrendered a number of warrants having a value equal to the exercise price. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common stock received would equal the sum of the U.S. Holder’s initial investment in the warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption (other than a redemption for common stock), or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s tax basis in the warrant. Such gain or loss will generally be treated as long-term capital gain or loss if the warrant is held by the

U.S. Holder for more than one year at the time of such disposition or expiration. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. The deductibility of capital losses is subject to certain limitations.

A redemption of warrants for common stock described in this prospectus under “Description of Securities — Warrants — Public Stockholders’ Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you should not recognize any gain or loss on the redemption of warrants for shares of our common stock. Your aggregate tax basis in the shares of common stock received in the redemption should equal your aggregate tax basis in your warrants redeemed and your holding period for the shares of common stock received in redemption of your warrants should include your holding period for your surrendered warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if such U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest.

Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the U.S., we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below. In addition, if we determine that we are classified as a “U.S. real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the U.S. (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Redemption of Warrants for Common Stock

A redemption of warrants for common stock described in this prospectus under “Description of Securities — Warrants — Public Stockholders’ Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you should not recognize any gain or loss on the redemption of warrants for shares of our common stock. Your aggregate tax basis in the shares of common stock received in the redemption should equal your aggregate tax basis in your warrants redeemed and your holding period for the shares of common stock received in redemption of your warrants should include your holding period for your surrendered warrants.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock or an expiration or redemption of our warrants unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the U.S. (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•        the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a U.S. real property holding corporation; however, there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our common stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding under that section in the same manner as if such non-U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash.

Redemption of Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s common stock will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s common stock, as described under “U.S. Holders — Redemption of Common Stock” above, and the consequences of the redemption to the non-U.S. Holder will be as described above under “Non-U.S. Holders —Taxation of Distributions” and “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants,” as applicable.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution: (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either: (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial U.S. owners” or (2) provides certain information regarding the entity’s “substantial U.S. owners,” which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

LEGAL MATTERS

Shearman & Sterling LLP, Dallas, Texas will pass upon the validity of the common stock and warrants covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements and the related financial statement schedule of Microvast Holdings, Inc. as of December 31, 2019 and 2020 and for the three years ended December 31, 2020 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm, as stated in their report thereon appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we filed under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at https://microvast.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of Microvast Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Microvast Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 3, 2021 (June 23, 2021 as to the reclassification as discussed in Note 26 and December 14, 2021 as to the retroactive presentation of the Merger as discussed in Note 27)

We have served as the Company’s auditor since 2011.

MICROVAST HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$27,978	$21,496
Restricted cash	13,806	19,700
Accounts receivable (net of allowance for doubtful accounts of $5,537 and $5,047 as of December 31, 2019 and 2020, respectively)	67,641	76,298
Notes receivable	33,356	20,839
Short-term investments	958	—
Inventories, net	57,304	44,968
Prepaid expenses and other current assets	3,948	6,022
Amount due from related parties	1,856	—
Total Current Assets	206,847	189,323
Property, plant and equipment, net	191,323	198,017
Land use rights, net	13,422	14,001
Acquired intangible assets, net	2,657	2,279
Other non-current assets	1,571	890
Total Assets	$415,820	$404,510

Liabilities
Current liabilities:
Accounts payable	$35,580	$42,007
Advance from customers	3,675	2,446
Accrued expenses and other current liabilities	34,995	60,628
Income tax payables	657	664
Short-term bank borrowings	11,922	12,184
Notes payable	35,166	35,782
Bonds payable	73,803	29,915
Total Current Liabilities	195,798	183,626
Deposit liability for series B2 convertible preferred shares (“Series B2 Preferred”)	21,792	21,792
Long-term bonds payable	29,259	73,147
Other non-current liabilities	130,952	110,597
Total Liabilities	$377,801	$389,162

Mezzanine Equity (Note 15 and Note 17)
Series C1 convertible redeemable preferred shares (“Series C1 Preferred”) (US$0.0001 par value; 26,757,258 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	$76,684	$80,581
Series C2 convertible redeemable preferred shares (“Series C2 Preferred”) (US$0.0001 par value; 20,249,450 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	73,100	81,966
Series D1 convertible redeemable preferred shares (“Series D1 Preferred”) (US$0.0001 par value; 22,311,516 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	127,935	146,583
Redeemable noncontrolling interests	80,561	90,820
Total Mezzanine Equity	$358,280	$399,950

MICROVAST HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31, 2019	December 31, 2020
Commitments and contingencies (Note 24)

Shareholders’ Deficit
Ordinary shares (par value of US$0.0001 per share, 240,450,000 shares authorized as of December 31, 2019 and 2020; 99,028,297 shares issued and outstanding as of December 31, 2019 and 2020)	$6	$6
Additional paid-in capital	3,727	—
Statutory reserves	6,032	6,032
Accumulated deficit	(320,760)	(397,996)
Accumulated other comprehensive (loss)/income	(9,266)	7,356
Total Shareholders’ Deficit	(320,261)	(384,602)
Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$415,820	$404,510

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
Revenues	$174,235	$76,434	$107,518
Cost of revenues	(153,386)	(76,665)	(90,378)
Gross profit/(loss)	20,849	(231)	17,140

Operating expenses:
General and administrative expenses	(34,229)	(15,166)	(18,849)
Research and development expenses	(32,448)	(25,995)	(16,637)
Selling and marketing expenses	(13,398)	(15,712)	(13,761)
Total operating expenses	(80,075)	(56,873)	(49,247)
Subsidy income	9,538	3,243	3,000
Loss from operations	(49,688)	(53,861)	(29,107)

Other income and expenses:
Interest income	2,007	884	571
Interest expense	(3,979)	(6,352)	(5,738)
Other (expense)/income, net	(2,606)	(145)	650
Loss before provision for income taxes	(54,266)	(59,474)	(33,624)
Income tax expense	(6,425)	(189)	(1)
Net loss	$(60,691)	$(59,663)	$(33,625)
Less: Net loss attributable to noncontrolling interest	(5,799)	(2,123)	—
Net loss attributable to Microvast Holdings, Inc.	$(54,892)	$(57,540)	$(33,625)
Less: Accretion of Series A1/C1 Preferred	10,025	4,102	3,897
Less: Accretion of Series B1/C2 Preferred	8,391	7,948	8,866
Less: Accretion of Series EEL/D1 Preferred	13,223	30,839	18,648
Less: Accretion for noncontrolling interests	13,502	15,050	15,927
Net loss attributable to ordinary shareholders of Microvast Holdings, Inc.	$(100,033)	$(115,479)	$(80,963)
Net loss per share attributable to ordinary shareholders of Microvast Holdings, Inc.
Basic and diluted	$(1.01)	$(1.17)	$(0.82)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	99,028,297	99,028,297	99,028,297

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars)

	Year ended December 31,
	2018	2019	2020
Net loss	$(60,691)	$(59,663)	$(33,625)
Foreign currency translation adjustment	(28,029)	(3,949)	16,622
Comprehensive loss	$(88,720)	$(63,612)	$(17,003)

Less:
Comprehensive loss attributable to noncontrolling interests	(3,740)	(2,107)	—
Total comprehensive loss attributable to Microvast Holdings, Inc.	$(84,980)	$(61,505)	$(17,003)

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Statutory reserve	Total Microvast Holdings, Inc. Shareholders’ Deficit	Noncontrolling interest	Total Deficit
	Shares	Amount
Balance as of January 1, 2018	99,028,297	$6	—	$(166,282)	$24,787	$6,032	$(135,457)	$59,505	$(75,952)
Net loss	—	—	—	(54,892)	—	—	(54,892)	(5,799)	(60,691)
Accretion for Series A1 Preferred	—	—	—	(10,025)	—	—	(10,025)	—	(10,025)
Accretion for Series B1 Preferred	—	—	—	(8,391)	—	—	(8,391)	—	(8,391)
Accretion for Series EEL Preferred	—	—	(5,828)	(7,395)	—	—	(13,223)	—	(13,223)
Accretion for the noncontrolling interests to be redeemed	—	—	—	(9,497)	—	—	(9,497)	—	(9,497)
Transfer from liability to noncontrolling interests due to redemption ratio change	—	—	—	—	—	—	—	18,841	18,841
Noncontrolling investors’ compensation for performance guarantee	—	—	—	(1,168)	—	—	(1,168)	1,168	—
Foreign currency translation adjustments	—	—	—	—	(30,088)	—	(30,088)	2,059	(28,029)
Reclassification of noncontrolling interests to redeemable noncontrolling interests	—	—	—	—	—	—	—	(81,438)	(81,438)
Accretion for redeemable noncontrolling interests – before extinguishment	—	—	—	(2,505)	—	—	(2,505)	—	(2,505)
Fair value change of redeemable noncontrolling interests due to extinguishment	—	—	5,828	—	—	—	5,828	—	5,828
Accretion for redeemable noncontrolling interests – after extinguishment	—	—	—	(1,500)	—	—	(1,500)	—	(1,500)
Balance as of December 31, 2018	99,028,297	$6	$—	$(261,655)	$(5,301)	$6,032	$(260,918)	$(5,664)	$(266,582)

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT — (Continued)
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Statutory reserve	Total Microvast Holdings, Inc. Shareholders’ Deficit	Noncontrolling interest	Total Deficit
	Shares	Amount
Balance as of January 1, 2019	99,028,297	$6	$—	$(261,655)	$(5,301)	$6,032	$(260,918)	$(5,664)	$(266,582)
Net loss	—	—	—	(57,540)	—	—	(57,540)	(2,123)	(59,663)
Accretion for Series A1/C1 Preferred	—	—	(4,102)	—	—	—	(4,102)	—	(4,102)
Accretion for Series B1/C2 Preferred	—	—	(7,948)	—	—	—	(7,948)	—	(7,948)
Accretion for Series EEL/D1 Preferred	—	—	(30,839)	—	—	—	(30,839)	—	(30,839)
Accretion for the exiting noncontrolling interests	—	—	(5,805)	—	—	—	(5,805)	—	(5,805)
Foreign currency translation adjustments	—	—	—	—	(3,965)	—	(3,965)	16	(3,949)
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	(1,565)	—	—	(1,565)	—	(1,565)
Fair value change of preferred shares due to extinguishment	—	—	61,138	—	—	—	61,138	—	61,138
Fair value change of redeemable noncontrolling interests due to extinguishment	—	—	8,299	—	—	—	8,299	—	8,299
Accretion of redeemable noncontrolling interests	—	—	(9,245)	—	—	—	(9,245)	—	(9,245)
Acquisition of noncontrolling interest	—	—	(7,771)	—	—	—	(7,771)	7,771	—
Balance as of December 31, 2019	99,028,297	$6	$3,727	$(320,760)	$(9,266)	$6,032	$(320,261)	$—	$(320,261)

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT — (Continued)
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Statutory reserve	Total Microvast Holdings, Inc. Shareholders’ Deficit
	Shares	Amount
Balance as of January 1, 2020	99,028,297	$6	$3,727	$(320,760)	$(9,266)	$6,032	$(320,261)
Net loss	—	—	—	(33,625)	—	—	(33,625)
Accretion for Series C1 Preferred	—	—	(3,727)	(170)	—	—	(3,897)
Accretion for Series C2 Preferred	—	—	—	(8,866)	—	—	(8,866)
Accretion for Series D1 Preferred	—	—	—	(18,648)	—	—	(18,648)
Accretion for the exiting noncontrolling interests	—	—	—	(5,668)	—	—	(5,668)
Foreign currency translation adjustments	—	—	—	—	16,622	—	16,622
Accretion of redeemable noncontrolling interests	—	—	—	(10,259)	—	—	(10,259)
Balance as of December 31, 2020	99,028,297	$6	$—	$(397,996)	$7,356	$6,032	$(384,602)

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities
Net loss	$(60,691)	$(59,663)	$(33,625)

Adjustments to reconcile net income to net cash used in operating activities:
Loss (gain) on disposal of property, plant and equipment	1,204	(458)	207
Depreciation of property, plant and equipment	12,180	14,676	16,097
Amortization of land use right and intangible assets	566	711	695
Allowance for (reversal of) doubtful accounts	10,142	(4,250)	(240)
Provision for obsolete inventories	13,622	4,233	1,343
Impairment loss from property, plant and equipment	1,239	2,908	567
Product warranty	8,342	3,501	3,477

Changes in operating assets and liabilities:
Notes receivable	16,453	31,834	13,940
Accounts receivable	20,627	46,928	(3,599)
Inventories	7,108	10,446	13,611
Prepaid expenses and other current assets	10,696	1,424	(1,693)
Deferred tax assets, net	5,887	—	—
Amount due from/to related parties	(423)	(1,158)	1,872
Other non-current assets	747	280	(139)
Notes payable	(25,630)	(25,896)	(1,643)
Accounts payable	(28,380)	(12,880)	3,818
Advance from customers	579	2,296	(1,395)
Accrued expenses and other liabilities	213	(1,480)	2,256
Income tax payables	27	(81)	7
Net cash generated from (used in) operating activities	(5,492)	13,371	15,556

Cash flows from investing activities
Purchases of property, plant and equipment	(29,812)	(20,260)	(18,645)
Purchase of intangible assets	(551)	—	—
Proceeds on disposal of property, plant and equipment	35	24	13
Purchase of short-term investments	(17,997)	(20,353)	(4,635)
Proceeds from maturity of short-term investments	204,373	36,635	5,593
Net cash generated from (used in) investing activities	156,048	(3,954)	(17,674)

Cash flows from financing activities
Proceeds from borrowings	62,432	17,735	17,308
Repayment of loan	—	(14,475)	—
Repayment of bank borrowings	(41,913)	(71,674)	(17,815)
Loans borrowing from related parties	53,110	15,142	18,889
Repayment of related party loans	(53,110)	(15,142)	(18,889)
Repurchase of Series B2 Preferred	(3,728)	—	—
Repurchase shares from exiting noncontrolling interests	(211,566)	(32,700)	—
Issuance of convertible bonds	24,869	48,934	—
Net cash used in financing activities	(169,906)	(52,180)	(507)

MICROVAST HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
Effect of exchange rate changes	(12,623)	(994)	2,037
Decrease in cash, cash equivalents and restricted cash	(31,973)	(43,757)	(588)
Cash, cash equivalents and restricted cash at beginning of the year	117,514	85,541	41,784
Cash, cash equivalents and restricted cash at end of the year	$85,541	$41,784	$41,196

Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$60,880	$27,978	$21,496
Restricted cash	24,661	13,806	19,700
Total cash, cash equivalents and restricted cash	$85,541	$41,784	$41,196

Supplemental disclosure of cash flow information
Interest paid	$2,020	$2,487	$1,969
Income tax paid	$511	$58	$—

Non-cash investing and financing activities
Payable for redemption of noncontrolling interest	$137,896	$114,870	$124,316
Payable for purchase of property, plant and equipment	$33,842	$23,515	$15,122

The accompanying notes are an integral part of these consolidated financial statements.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Microvast, Inc. (“Microvast”) was incorporated under the laws of the State of Texas in the United States of America (“USA”) on October 12, 2006 and re-domiciled to the State of Delaware on December 31, 2015. Microvast, its subsidiaries and variable interest entity (“VIE”) (collectively, the “Group”) are primarily engaged in developing, manufacturing, and selling electronic power products for electric vehicles primarily in the People’s Republic of China (“PRC”) and Europe.

On July 23, 2021 (the “Closing Date”), Microvast, Inc. and Tuscan Holdings Corp. consummated the previously announced merger, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated February 1, 2021, between Tuscan, Microvast, Inc. and TSCN Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which the Merger Sub merged with and into Microvast, Inc., with Microvast, Inc. surviving the merger. As a result of the merger, Tuscan was renamed “Microvast Holdings, Inc.” (the “Company”). The merger was accounted for as a reverse recapitalization as Microvast, Inc. was determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Upon the completion of the merger transaction between Microvast and Tuscan Holdings Corp., the share, per share value and net loss per share available to Microvast’s common stock holders in the financial statements for each of the three years ended December 31, 2020 were retroactively recast to reflect the exchange ratio established in the merger agreements. Refer to Note 27 for details.

As of December 31, 2020, details of the Company’s subsidiaries are as follows:
Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of ownership
Microvast Power Solutions, Inc (“MP Solutions”)	Texas, USA	July 2013	100%
Microvast Power Systems Co., Ltd. (“MPS”)	Huzhou, PRC	December 2006	91.97%
Microvast Power Systems UK Limited (“MP UK”)	Cardiff, United Kingdom (“UK”)	September 2014	100% owned by MPS
Microvast GmbH (“MV GmbH”)	Germany	May 2016	100%
Huzhou Microvast Electric Vehicle Sales Service, Ltd. (“MV E-Vehicle”)	Huzhou, PRC	July 2017	100% owned by MPS
Huzhou Hong Yang Taxi Co., Ltd. (“MV Taxi”)	Huzhou, PRC	October 2017	100% owned by MPS
Microvast APAC PTE. LTD. (“MV Singapore”)	Singapore	May 2017	100% owned by MPS
Huzhou Hongwei New Energy Automobile Co., Ltd. (“Hongwei”)	Huzhou, PRC	December 2016	100% owned by MPS

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries and VIE. All intercompany transactions and balances have been eliminated upon consolidation.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

The Group had recurring losses in the past three years and had total shareholders’ deficits of $384,602 and working capital totaled at $5,697 as of December 31, 2020 which may raise substantial doubt about the Group’s ability to continue as a going concern for the foreseeable future prior to the consideration of the management’s plans articulated below.

The Group has generated positive cash flows from operations in 2019 and 2020, of $13,371 and $15,556, respectively, and expects to be in positive operating cash flows position for year 2021. In addition, the Group obtained proceeds totaled at $57,500 from the issuance of convertible notes in January and February 2021 and obtained $9,921 bank loans in subsequent period (Note 25).

Therefore, as of the issuance date of these financial statements, management is of the opinion that the Group will be able to satisfy its liabilities as they become due in the next twelve months, and accordingly, these consolidated financial statements are prepared on a going concern basis.

Consolidation of Variable Interest Entity

The Group determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a VIE. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. The Group consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

The Group and a third party established Hongwei of which they each subscribed 20% and 80% equity interest, respectively. In 2017, the Group made contributions of cash and intangible assets to Hongwei; whereas the other equity interest holder did not make capital contributions. Hongwei met the definition as a VIE. The Group concluded that Hongwei, since its inception, was a VIE and the Group was its primary beneficiary. Accordingly, Hongwei has been consolidated by the Group. The Group became the sole equity interest owner of Hongwei in October 2019 (Note 15).

For the year ended December 31, 2018, net revenues and net loss of the Company’s VIE were $509 and $5,492, respectively, which were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions amongst the Company, its subsidiaries and VIE in the Group. For the year ended December 31, 2018, the net cash used in operating activities and investing activities by the Company’s VIE were $6,796 and $1,290, respectively. The Group consolidated Hongwei under voting interest model when the Group became the sole equity interest owner in October 2019.

Noncontrolling interests and redeemable noncontrolling interests

For the Company’s consolidated subsidiaries and VIE, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Noncontrolling interests are classified as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Loss to distinguish the interests from that of the Company.

Noncontrolling interests in subsidiaries that are redeemable at the option of the holder and not solely within the control of the Company for cash or other assets are classified outside of permanent equity at redemption value as redeemable noncontrolling interests. If the redemption event is probable to occur, the Company records the redeemable noncontrolling interests at the redemption value on each balance sheet date with the changes recognized as an adjustment to equity.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, provision for obsolete inventories, impairment of long-lived assets, valuation allowance for deferred tax assets, product warranties, fair value measurement of the redeemable preferred shares, redeemable noncontrolling interests, share based compensation, consolidation of variable interest entity and going concern assumption.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have maturities of three months or less.

Restricted cash

Restricted cash represents deposits made to banks to secure bank acceptance notes (or Notes Payable) and letter of credit issued by the Group. It’s common in PRC that the banks require the Group to pledge notes received from its customers, up to 111%, or make a deposit for up to 100% of the face amount of the bank acceptance notes the Group issued as collateral. The deposits and the matured bank acceptance notes from its customers are recorded as restricted cash in the consolidated balance sheets.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts for estimated losses on accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current financial condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group operates.

Notes receivable and payable

The Group accepts bank acceptance notes (“notes”) from customers in the PRC in the normal course of business. The Group may present these notes with banks in the PRC for cash payment or endorse these notes to its suppliers to settle its accounts payable. When the notes are endorsed by the Company, the Company is jointly liable with other endorsers in the note. Notes that have been presented with banks or endorsed to suppliers are

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

derecognized from the consolidated balance sheets when the notes are settled with banks or the obligations as endorser are discharged. Notes receivable and payable are typically non-interest bearing and have maturities of one year or less.

As of December 31, 2019 and 2020, the balance of notes receivable were $33,356 and $20,839, respectively while certain notes receivable was pledged in the bank to secure the issuance of the bank acceptance notes by the Group.

Short-term investments

The Group’s short-term held-to-maturity investments are classified based on their contractual maturity dates which are less than one year and are recorded at their amortized costs. The Company recognized $366 and $37 interest income from the short-term investments for the years ended December 31, 2019 and 2020, respectively.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the instruments, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statements of operations.

Inventories, net

Inventories of the Group consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale. Such as the cost of materials and supplies used in production, direct labor costs and allocated overhead costs are all included in the inventory costs. The allocated overhead cost includes the depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down to net realizable value taking into consideration of estimates of future demand, technology developments, market conditions and reasonably predicative costs of completion or disposal.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to suppliers, deposits and value-added tax receivables.

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:
Buildings	20 years
Machineries and equipment	10 years
Fixtures and electronic equipment	4 – 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Construction in progress represents manufacturing facilities and equipment under construction, and is stated at cost. The capitalization of these costs is ceased when construction in progress is transferred to property, plant and equipment and substantially ready for its intended use. No depreciation is recorded for construction in progress. Repair and maintenance costs are charged to expenses as incurred.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives, which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the land use rights agreements.

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives.

Impairment of long-lived assets

The Company reviews long-lived assets with finite lives, including identifiable intangible assets with determinable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2019 and 2020, the Group recognized impairment losses of $2,908 and $567 related to long-lived assets.

Fair value of financial instrument

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, short-term investments, amount due from/to related parties, accounts payable, short-term bank borrowings, notes payable, bonds payable, and long-term bank borrowings. The Group carries its long-term bank borrowings at amortized cost. The carrying values of other current financial instruments approximate their fair values reported in the consolidated balance sheets due to their short-term maturity.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities at fair value on a recurring basis as of December 31, 2019 and 2020.

Measured fair value on a nonrecurring basis

The Group measured the fair value of the Company’s convertible redeemable preferred share and the redeemable noncontrolling interests of a subsidiary on each of the date when there are changes in the terms of shareholding rights and preferences. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), among which, the Group applied a Discounts For Lack of Marketability (“DLOM”) of 20% in the fair value measurement for the convertible redeemable preferred share and redeemable noncontrolling interests in 2019, since there was no readily available market for shares in a closely-held company similar to the Company. The Black-Scholes option pricing model was used.

The Group measured the long-lived assets using the income approach — discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

Revenue recognition

On January 1, 2019, the Group adopted ASU 2014-09, Revenue Contracts with Customers (Topic 606), “Topic 606” applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group adjusted the retained earnings and deferred revenue at amount of $1,565 on January 1, 2019 for the cumulative impact of adopting Topic 606.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Nature of Goods and Services

The Group’s sales revenue consists primarily of sales of lithium batteries. The obligation of the Group is providing the electronic power products. Revenue is recognized at the point of time when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services.

Disaggregation of revenue

For the years ended December 31, 2019 and 2020, the Group derived revenues of $65,437 and $82,655 from Asia & Pacific, $10,679 and $24,314 from Europe, and $318 and $549 from other geographic regions where the customers are located, respectively.

Sales Incentive

In 2018, the Group provides sales incentives to some of its customers, which mainly relates the reduced sales prices. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the sales incentive represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers. During 2019 and 2020, no such sales incentives were granted to customers.

Contract balances

Contract balances include accounts receivable and advance from customers. Accounts receivable represent cash not received from customers and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Contract liabilities, recorded in advance from customers in the consolidated balance sheet, represents payment received in advance or payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. During the year ended December 31, 2019 and 2020, the Group recognized $556 and $582 of revenue previously included in advance from customers as of January 1, 2019 and 2020, respectively, which consist of payments received in advance related to its sales of lithium batteries.

Value added taxes

Value added tax (“VAT”) on sales was calculated at 17% and changed to 16% since May 1, 2018 on revenue from products then to 13% starting from April 1, 2019 and 6% on services. The Group reports revenue net of VAT. Entities in PRC that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenues

Cost of revenues primarily consists of the cost of the products ultimately sold to customers, shipping and handling costs charged to the Group in the sales, the direct labor costs, product warranty expense, provision for the inventories and other related expenses that are directly attributable to the production of products.

Product Warranty

The Group provides product warranties, which entail repair or replacement of non-conforming items, in conjunction with sales of products. Estimated costs related to warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranties based on historical information and other currently available evidence.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s product warranties generally range from one to eight years. The Group establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The portion of the warranties is expected to incur within the next 12 months is recorded in accrued expenses and other current liabilities, while the remaining is recorded in other non-current liabilities on the consolidated balance sheets. Warranty reserves are recorded as a cost of revenue.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, office rental expense, general expenses and depreciation expenses associated with research and development activities.

Subsidy income

Government subsidies represent government grants received from local government authorities.

Government subsidies related to the investment in production facilities initially records as other current or other non-current liabilities and amortized on a straight-line basis to offset the cost of revenue over the lives of relevant production assets or amortized on an effective interest method over the term of the loan.

The Group amortized the deferred subsidy at $1,904, $2,304 and $166 during the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the carrying amount of the current portion of the deferred subsidy income was $127 and $215, and the non-current portion was $1,389 and $1,221, respectively.

Government subsidies are recognized as subsidy income when no conditions are imposed. The Group received and recognized $9,538, $3,243 and $3,000 of government subsidy income during the years ended December 31, 2018, 2019 and 2020, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Share-based payment

Equity-settled share-based payments to employees is measured at the fair value of the equity instruments at the grant date. Fair value excludes the effect of non-market based vesting conditions. At each balance sheet date, the Group assesses the number of equity instruments expected to vest based on the estimate on the probability of meeting non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured with any changes in fair value recognized in consolidated statements of operations for the year.

Equity-settled share-based payment to nonemployees are measured at fair value at the earlier of the commitment date or the date the services was completed and recognized over the period the service is provided.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the Consolidated Statements of Comprehensive Loss.

Net loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to participating securities when the participating securities do not have a contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible bonds using the if-converted method, and ordinary shares issuable upon the vesting of non-vested shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Foreign currencies

The functional currency of the Company and MP Solutions is the United States dollar (“U.S. dollar”). For the Company’s subsidiaries located in the PRC, the functional currency is the Chinese Renminbi (“RMB”); the Company’s UK subsidiary, MP UK, the functional currency is the Great British Pound (“Pound”); the Company’s Germany subsidiary, MV GmbH, the functional currency is the Euro, and the Company’s Singapore subsidiary, MV Singapore, the functional currency is the Singapore Dollar (“SGD”).

In preparing the consolidated financial statements of each individual group subsidiary, transactions in currencies other than the subsidiary’s functional currency (foreign currencies) are converted into the functional currency at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on the monetary items are recognized in the consolidated statements of operations in the period in which they arise.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the reporting currency of the Group (i.e. US$) at the prevailing exchange rate at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive loss.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash, cash equivalents and restricted cash of the Group included aggregate amounts of $32,844 and $35,194 as of December 31, 2019 and 2020, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and short-term investments. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for 2018, 2019 and 2020:
	December 31, 2018	December 31, 2019	December 31, 2020
Percentage of revenue contributed by Customer A	16%	11%	—
	16%	11%	—

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:
	December 31, 2019	December 31, 2020
Percentage of accounts receivable from Customer B	—	10%
	—	10%

Supplier Concentration

The Group relies on third parties for the supply of raw materials. In instances where these parties fail to perform their obligations, the Group may find alternative suppliers in the open market. For the years ended December 31, 2018, 2019 and 2020, 26%, 17% and 12% of its raw materials were purchased through company C and D, respectively, but numerous alternate sources of supply are readily available on comparable terms.

Newly adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updates (“ASU”) 2014-09, “Revenue from Contracts with Customers”. ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years beginning after December 15, 2018 for non-public companies, and for interim periods within those years beginning after December 15, 2019. The Group adopted ASU 2014-09 and all related ASUs beginning January 1, 2019 and recorded $1,565 adjustment to retained earnings for the cumulative impact upon adoption of Topic 606.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 and ASU 2018-03 are effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group adopted this ASU beginning January 1, 2019 and the adoption did not have a material impact on the Group’s financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. For non-public entity, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group adopted this ASU beginning January 1, 2019 and the adoption did not have a material impact on the Group’s financial position or results of operations.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Group adopted this standard on January 1, 2019 and applied a retrospective transition method on its consolidated statements of cash flows for the year ended December 31, 2018, 2019 and 2020, respectively.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (“ASC 820”). ASU 2018-13

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. For non-public business entities, the ASU’s amendments are effective for annual and interim periods within those years, beginning after December 15, 2019. The Group adopted this ASU beginning January 1, 2020 and the adoption did not have a material impact on the Group’s financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. Non-public business entities should apply the amendments to annual periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the consolidated financial statements. In November 2019 and June 2020, the FASB issued ASU 2019-10 and ASU 2020-05 to defer the effective date. Therefore, Leases (Topic 842) is effective for private entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group is in the process of evaluating the impact of the adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For non-public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:
	December 31, 2019	December 31, 2020
Accounts receivable	$73,178	$81,345
Allowance for doubtful accounts	(5,537)	(5,047)
Accounts receivable, net	$67,641	$76,298

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACCOUNTS RECEIVABLE (cont.)

Movement of allowance for doubtful accounts was as follows:
	December 31, 2019	December 31, 2020
Balance at beginning of year	$10,111	$5,537
Charge to expenses	(4,250)	(240)
Write off	(233)	(493)
Exchange difference	(91)	243
Balance at end of year	$5,537	$5,047

4. INVENTORIES, NET

Inventories consisted of the following:
	December 31, 2019	December 31, 2020
Work in process	$27,854	$22,167
Raw materials	17,201	17,451
Finished goods	12,249	5,350
Total	$57,304	$44,968

Provision for obsolete inventory at $13,622, $4,233 and $1,343 were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
	December 31, 2019	December 31, 2020
VAT receivables	$1,748	$2,471
Advances to suppliers	1,038	2,117
Other receivables	627	688
Deposits	535	746
Total	$3,948	$6,022

The balance of the VAT receivables represented the amount available for future deduction against VAT payable.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:
	December 31, 2019	December 31, 2020
Machineries and equipment	$73,535	$123,889
Buildings	37,479	39,988
Leasehold improvements	22,571	26,627
Fixtures and electronic equipment	7,459	9,086
Motor vehicles	4,641	8,073
Total	145,685	207,663
Less: accumulated depreciation	(46,243)	(67,043)
Construction in progress	91,881	57,397
Property, plant and equipment, net	$191,323	$198,017

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6. PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

The Group recorded depreciation expenses of $12,180, $14,676 and $16,097 for the years ended December 31, 2018, 2019 and 2020, respectively. $1,239, $2,908 and $567 impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020, respectively, primarily related to the obsolete machineries and equipment as a result of technology development or product upgrade.

7. LAND USE RIGHTS, NET

Land use rights consisted of the following:
	December 31, 2019	December 31, 2020
Cost of land use rights	$15,002	$16,007
Less: accumulated amortization	(1,580)	(2,006)
Land use rights, net	$13,422	$14,001

The land use rights were acquired for the use of the Group’s production facilities. Land use rights are amortized on a straight-line basis for 50 years or shorter of the estimated usage periods or the terms of the land use rights agreements. The Group recorded amortization expenses of $316, $302 and $303 for the years ended December 31, 2018, 2019 and 2020, respectively. Future amortization expense is $302 per year for each of the next five years through December 31, 2025 and thereafter.

8. ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:
	December 31, 2019	December 31, 2020
Cost of acquired intangible assets	$3,968	$4,051
Less: accumulated amortization	(1,311)	(1,772)
Acquired intangible assets, net	$2,657	$2,279

The Group recorded amortization expense of $250, $409 and $392 for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020.

The annual amortization expense for each of the five succeeding fiscal years and thereafter are as follows:
2021	$394
2022	233
2023	233
2024	233
2025	233
Thereafter	953
Total	$2,279

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	December 31, 2019	December 31, 2020
Payable to exiting Investors	$—	$30,000
Payables for purchase of property, plant and equipment	23,515	15,122
Product warranty	3,723	4,296
Accrued payroll and welfare	2,577	2,704
Accrued expenses	2,103	1,696
Deferred subsidy income-current	127	215
Deposits received from the contractors	275	102
Other tax payable	494	1,472
Other current liabilities	2,181	5,021
Total	$34,995	$60,628

The payable for exiting Investors represents the amount to be paid for the redemption of the shares owned by certain noncontrolling shareholders of a subsidiary. See Note 15.

10. PRODUCT WARRANTY

Movement of product warranty was as follows:
	December 31, 2019	December 31, 2020
Balance at beginning of the year	$16,565	$18,416
Provided during the year	3,501	3,477
Utilized during the year	(1,650)	(2,537)
Balance at end of the year	$18,416	$19,356
Product warranty – current	$3,723	$4,296
Product warranty – non-current	14,693	15,060

The warranty costs recorded were $8,342, $3,501 and $3,477 during the years ended December 31, 2018, 2019 and 2020, respectively.

11. BANK BORROWINGS

The Group entered into various loan agreements, i.e. banking facilities, with certain Chinese banks. The original terms of the loans range from 2 to 12 months and the interest rates range from 4.68% to 5.66% per annum. Changes in bank borrowings for the years ended December 31, 2019 and 2020 are as follows:
	December 31, 2019	December 31, 2020
Beginning balance as of January 1	$66,267	$11,922
Proceeds from bank borrowings	17,735	17,308
Repayments of principal during the year	(71,674)	(17,815)
Exchange difference	(406)	769
Ending balance as of December 31	$11,922	$12,184

Including:
Current	$11,922	$12,184
Total	$11,922	$12,184

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11. BANK BORROWINGS (cont.)

Certain assets of the Group had been pledged to secure the above banking facilities granted to the Group. The aggregate carrying amount of the assets pledged by the Group as of December 31, 2019 and 2020 are as follows:
	December 31, 2019	December 31, 2020
Buildings	$22,414	$22,732
Machinery and equipment	20,936	19,297
Land use rights	2,672	2,789
Total	$46,022	$44,818

In addition, the Group’s related parties Ochem Chemical Co., Ltd (“Ochem”) and Ochemate Material Technologies Co., Ltd (“Ochemate”) provided $32,607 and $20,874 of guarantees to secure certain bank facilities granted to the Group as of December 31, 2019 and 2020, respectively.

12. OTHER NON-CURRENT LIABILITIES
	December 31, 2019	December 31, 2020
Deferred subsidy income – non-current	$1,389	$1,221
Payable to exiting Investors	114,870	94,316
Product warranty	14,693	15,060
Total	$130,952	$110,597

The payable for exiting Investors represent the amount to be paid for the redemption of the shares owned by certain noncontrolling interests holders of a subsidiary. See Note 15.

13. BONDS PAYABLE
	December 31, 2019	December 31, 2020
Bonds payable
Huzhou Saiyuan Equity Investment Partnership Firm (Limited Partnership) (“Huzhou Saiyuan”)	$43,888	$—
Third-party investors	29,915	29,915
Total	$73,803	$29,915

Long-term bonds payable
Huzhou Saiyuan	$29,259	$73,147
Total	$29,259	$73,147

Convertible Bonds issued to Huzhou Saiyuan

On December 29, 2018, MPS signed an agreement with Huzhou Saiyuan, an entity established by the local government, to issue convertible bonds to Huzhou Saiyuan for a total consideration of $87,776 (RMB600 million), of which $29,259 (RMB200 million) was converted from the existing non-interest-bearing loan with Huzhou Saiyuan as of December 31, 2018. The Company pledged its 12.39% equity holding over MPS to Huzhou Saiyuan to facilitate the issuance of convertible bonds. Besides the previous converted bond $29,259 (RMB200 million), Huzhou Saiyuan further subscribed $14,629 (RMB100 million) on January 9, 2019 and $29,259 (RMB200 million) on February 1, 2019, respectively. As of December 31, 2019, the outstanding balance of the convertible bonds to Huzhou Saiyuan was $73,147 (RMB500 million), of which $43,888 (RMB300 million) will be due within 1 year.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13. BONDS PAYABLE (cont.)

If the subscribed bonds are not repaid by the maturity date, Huzhou Saiyuan has the right to dispose the equity interests pledged by the Company in proportion to the amount of matured bonds, or convert the bond to the equity interests of MPS within 60 days after the maturity date. If Huzhou Saiyuan decides to convert the bonds to equity interests of MPS, the equity interests pledged should be released and the convertible bonds should be converted to the equity interest of MPS based on the entity value of MPS at $950,000.

On September 28, 2020, MPS signed a supplemental agreement for extension on repayment of convertible bonds to Huzhou Saiyuan, and agreed to effect the issuance of the unsubscribed RMB100 million bonds by replacing the bonds issued on January 9, 2019 and extend the maturity of the previously subscribed RMB400 million bonds for two and a half years. An additional one-year extension could be granted to the Group if the Group submits a written application before the extended maturity date. Pursuant to the extension agreement in September 2020, the terms on repayments and interests were agreed as below:
Issuance Date	Subscribed Amount	Maturity Date	Repayment Amount	Annual Interest Rate
February 1, 2019	$29,259 (RMB200 million)	June 30, 2023	$29,259 (RMB200 million)	3% ~ 4%

December 31, 2018	$29,259 (RMB200 million)	April 28, 2024	$14,629 (RMB100 million)	0% ~ 4%
		July 11, 2024	$7,315 (RMB50 million)	0% ~ 4%
		October 1, 2024	$7,315 (RMB50 million)	0% ~ 4%

January 1, 2020	$14,629 (RMB100 million)	April 13, 2026	$14,629 (RMB100 million)	3% ~ 4%

As of December 31, 2020, the outstanding balance of the convertible bonds to Huzhou Saiyuan totaled at $73,147 (RMB500 million).

Convertible Bonds issued to third-party investors

On November 2, 2018, MPS signed a convertible bond agreement with two third-party investors (the “bond holders”), through which the bond holders agreed to provide a non-interest bearing loan in an aggregate amount of $58,516 (RMB400 million) or up to $73,147 (RMB500 million) to MPS, and the bond holders could convert the bonds into a number of Series D2 preferred shares of the Company (the “Series D2 Preferred”) once approvals from the PRC and US government were obtained.

On November 2, 2018, $24,869 (RMB170 million) cash proceed was received by MPS. On January 14, 2019, one of the bond holders transferred part of its subscription quota at the amount of $4,388 (RMB30 million) to a new investor who completed the subscription of $3,730 (RMB25.5 million) and $658 (RMB4.5 million) in January and June 2019, respectively. While the other bond holders subscribed $658 (RMB4.5 million) on January 28, 2019. As of December 31, 2019 and 2020, $29,915 (RMB204.5 million) was subscribed by the bond holders.

Upon issuance of the convertible bond to these third-party investors, the Company signed a contribution and issuance agreement with the existing preferred shareholders on November 2, 2018, in which all preferred shareholders of the Company agreed that when contribution conditions are met, the existing shareholders will exchange their respective Series A1, Series B1 and Series EEL Preferred for Series C1 Preferred shares (“Series C1 Preferred”) for Series A1 shareholders, Series C2 Preferred shares (“Series C2 Preferred”) for Series B1 shareholders and Series D1 Preferred shares(“Series D1 Preferred”) for EEL, respectively, with rights and obligations amended. The key contribution conditions is that the third party convertible bond holders shall have paid MPS an aggregate amount of $29,259 (RMB200 million). As cash contribution of $29,259 was received by MPS on January 30, 2019, the Series C1, C2 and D1 Preferred were issued on the same day. See Note 17.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13. BONDS PAYABLE (cont.)

In addition, all parties agreed on the possible scenarios for the conversion as follows:

•        Scenario I: Government approvals obtained and convert to Series D2 Preferred of the Company

If the government approvals are obtained before the due date, the convertible bonds will be converted to Series D2 Preferred of the Company.

•        Scenario II: Government approvals not obtained and convert to equity interests of MPS

If the bond holders fail to obtain the government approvals, the convertible bonds will be converted to equity interests of MPS and the bond holders shall be entitled to the same rights as those with respect to the most senior and recently issued series of preferred shares at the Company as if the bond holders have become shareholders of the Company. Under this scenario, the Group should issue a warrant to the bond holders, through which the bond holders have the right to exchange their equity interest of MPS for the Company’s preferred shares.

•        Scenario III: Government approvals not obtained and fail to convert to the Company’s or MPS’ equity interest

If the bond holders fail to convert the bonds to the Company’s or MPS’ equity interest, all parties agreed that the bonds are not interest-free debts owed by MPS to the bond holders; instead, the bonds are equity investment in MPS as an alternative to a direct investment in the Company. MPS shall not repay the loans to the bond holders and the bond holders shall not request MPS to repay the loans. Also, if the conversion fails to occur due to other reasons, the bond holders are entitled to the economic rights as if their aggregate participation in the bonds has been converted into the shares of MPS (“MPS deemed equity”). All parties shall take all actions to the extent permitted by applicable law to ensure that the bond holders shall receive the economic rights at MPS equal to the amounts that would have been received by the bond holders as if, for the purpose of determining and paying such amounts, Series D2 Preferred of the Company had been issued to the bond holders.

•        Scenario IV: Government approvals not obtained, fail to convert to the Company’s or the MPS’ equity interest, and fail to exchange equity interest for Series D2 Preferred through MPS deemed equity

If the bond holders cannot directly exchange their equity interest obtained pursuant to the conversion or its MPS deemed equity for Series D2 Preferred of the Company under the applicable law, the bond holders shall be entitled to request (i) (a) MPS to redeem or the Company to purchase the conversion shares or (b) MPS to repay the loans whether or not the conversion actually takes place, so long as (ii) the holder of the warrant shall deliver as contemplated by the warrant an amount equal to the exchange price and the Series D2 Preferred of the Company shall be issued to such holder pursuant to the terms of the warrant.

•        Conversion Price

The number of shares to be issued to each holder upon the conversion shall be such RMB amount of the registered capital of MPS determined as:

A = B x C / D

Where:

A:     the RMB amount (rounded downwards to the nearest RMB) of the registered capital of MPS to be issued to the holder upon conversion;

B:     the registered capital of MPS as of the due date of obtaining the government approval;

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13. BONDS PAYABLE (cont.)

C:     the aggregate participation of that holder in the bond outstanding on the due date of obtaining the government approval; and

D:     the lower of (i) the RMB equivalent of $950,000; or (ii) the pre-money valuation of MPS or the Company in any subsequent equity financing completed after the first date of the bond was issued and prior to the conversion.

During 2019, consensus was reached that obtaining the approvals was extended to November 1, 2020. As of December 31, 2020, the approvals from PRC and US government were not yet obtained thus the bond holders could not convert the bond into Series D2 Preferred.

On February 1, 2021, the Company, Tuscan Holdings Corp. (“Holdings”), a special purpose acquisition company (“SPAC”), and TSCN Merger Sub Inc. (“Merger Sub”), a Delaware corporation wholly owned subsidiary of Holdings, entered in to an Agreement and Plan of Merger (“Merger Agreement”) for the proposed business combination (the “Merger” or “SPAC Transaction”). In connection with the SPAC Transaction, the bond holders (“CB Investors”) entered into a framework agreement with Holdings, MPS and the Company on February 1, 2021.

Pursuant to the framework agreement,

(a)     Effective at the closing, each CB Investor’s overseas affiliate (“CB SPV”) shall subscribe for the applicable shares issued by Holdings. The aggregate number of shares that will be issued shall equal the aggregate number of Holdings shares that would have been issued collectively to the CB Investors with respect to the convertible loan agreement pursuant to the SPAC Transaction had such CB Investors held Microvast shares prior to the consummation of the Merger.

(b)    Effective as of the closing, the convertible loan agreement shall be amended to waive the repayment rights and conversion rights.

(c)     CB Investors shall obtain relevant approvals required for their investment in its CB SPV. Once CB Investors received the required approvals, MPS shall repay in full any remaining amount held by CB Investors; and concurrently therewith, CB Investor shall use the same proceeds received from such repayment to repay in full of the subscription amount.

14. INCOME TAXES

US

The Company is incorporated in the U.S. and is subject to the U.S. state and federal income tax.

On December 22, 2017, the U.S. government enacted a comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code including, but not limited to, (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years if an election is made, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to the Group’s operation and resulted in a decrease in income tax rate from 35% before January 1, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations. Also the Tax Act eliminates the net operating loss carryback period and makes carry forward period indefinite. The amount of the net operating loss deduction allowed is limited to 80% of taxable income computed without regard to the net operating loss deduction. Net operating loss incurred in taxable years beginning after December 31, 2017 are permitted to be carried forward indefinitely but may not be carried back.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14. INCOME TAXES (cont.)

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES ACT”). The CARES Act, among other things, includes provisions relating to net operating loss carryback periods. The CARES Act does not have a material impact on the Company’s operations, financial position, and liquidity.

PRC

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”), PRC enterprise income tax is generally calculated at 25% of the Company’s subsidiaries located in the PRC as determined in accordance with the EIT Law, except for certain subsidiaries which enjoy tax rates substantially lower than 25% due to incentive policies.

MPS was recognized as a “New and High Tech Enterprises” (“NHTE”) by relevant PRC government authorities in 2012 and received renewal of its NHTE status in 2015 and 2018. Therefore, MPS, as the NHTE, is entitled to a rate of 15% for 2018, 2019 and 2020.

Hongwei was recognized as a NHTE by relevant PRC government authorities in 2020 and it is entitled to a rate of 15% for 2020, 2021 and 2022.

The withholding tax of 10% under the EIT Law is imposed on dividends declared to foreign investors with respect to profit earned by PRC subsidiaries from January 1, 2008 onward. Deferred tax liability was not provided with respect to undistributed profits of relevant PRC subsidiaries for the years ended December 31, 2018 and 2019, as the Group concluded that profits generated by the relevant PRC subsidiaries are considered to be permanently reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain all of its available funds and any future earnings for use in the operation and expansion of its business.

UK

UK corporation tax is calculated at an average tax rate of 19% for the years ended December 31, 2018, 2019 and 2020, respectively. The estimated assessable profit generated by the Company’s subsidiary located in UK would be imposed the enterprise income tax at such rate, in accordance with the Corporation Tax Acts. The Company did not have taxable profit and no corporation tax expense was recorded for the years ended December 31, 2018, 2019 and 2020.

Germany

Germany enterprise income tax which is a combination of corporate income tax and trade tax is calculated at an average tax rate of 31.9% for the years ended December 31, 2018, 2019 and 2020 for the Company’s subsidiary located in Germany in accordance with relevant tax rules and regulations in Germany.

A provision for income tax of $6,425, $189 and $1 has been recognized for the years ended December 31, 2018, 2019 and 2020, respectively, related primarily to the domestic company. Loss before provision for income taxes for the years ended December 31, 2018, 2019 and 2020 was as follows:
	Year Ended December 31,
	2018	2019	2020
Domestic	$(4,965)	$(3,030)	$(3,584)
Foreign	(49,301)	(56,444)	(30,040)
Loss before income tax	$(54,266)	$(59,474)	$(33,624)

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14. INCOME TAXES (cont.)

The current and deferred components of the income tax expense in the consolidated statements of operations were as follows:
	Year Ended December 31,
	2018	2019	2020
Current tax expenses:
Domestic	$453	$—	$—
Foreign	85	189	1
Total current tax expense	538	189	1
Deferred tax expense:
Domestic	2,856	—	—
Foreign	3,031	—	—
Total deferred tax expense	5,887	—	—
Total provision for income taxes	$6,425	$189	$1

The components of the Group’s deferred tax assets are as follows:
	December 31, 2019	December 31, 2020
Deferred tax assets:
Net operating loss carry-forwards	$22,521	$28,484
Allowance for doubtful accounts and inventory provision	3,323	3,443
Product warranty	2,762	2,903
Impairment of property, plant and equipment	673	821
Deferred income	227	216
Accrued expense	736	805
Others	615	615
Less: valuation allowance	(30,857)	(37,287)
Net deferred tax assets	$—	$—

The movements of valuation allowance for the years end December 31, 2018, 2019 and 2020 are as follows:
	Year Ended December 31,
	2018	2019	2020
Balance at beginning of the period	$1,822	$19,503	$30,857
Additions	18,102	11,649	7,402
Reversal	(421)	(295)	(972)
Balance at end of the period	$19,503	$30,857	$37,287

Reconciliation between the income tax expense computed by applying the U.S. federal corporate income tax rate of 21% to loss before income tax and actual provision is as follows:
	Year Ended December 31,
	2018	2019	2020
Loss before income tax	$(54,266)	$(59,474)	$(33,624)
Tax credit at the U.S. federal corporate income tax rate of 21%	(11,396)	(12,490)	(7,061)
Tax effect of permanent differences	(4,033)	(2,961)	(2,152)
Tax effect of income tax rate difference in other jurisdictions	3,417	4,076	2,511
Changes in valuation allowance	17,943	11,669	6,702
Others	494	(105)	1
Income tax expense	$6,425	$189	$1

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14. INCOME TAXES (cont.)

As of December 31, 2020, the Group had $179,995 operating loss carried forward. The operating loss carried forward for the Company’s PRC subsidiaries amounted to $153,413, which will expire on various dates from 2023 to 2030. For the remaining operating loss, $20,205 will expire on various dates from 2021 to 2039 and $6,377 will be carried forward indefinitely. The Group determined the valuation allowance on an entity by entity basis and assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Group does not believe it will ultimately be realized, was recognized by the Group with the amount of $17,943, $11,669 and $6,702 for the years ended December 31, 2018, 2019 and 2020, respectively.

15. NONCONTROLLING INTERESTS

Noncontrolling interests of MPS

In March 2017, the Company sold 17.39% equity interest of its wholly-owned subsidiary, MPS, to eight third-party investors (the “Investors”) for total cash consideration of $400,000, which was received in 2017.

The investors are entitled to receive dividend or distributable assets on a pro rata basis with ordinary shareholder and also enjoy certain preferential rights. The equity interest sold by MPS to the Investors are considered as ordinary shares with preferential rights, including equity compensation for performance guarantee in connection with 2017 and 2018 net profit and repurchase and redemption rights under circumstances of default conditions, as specified in the investment agreement.

In February 2018, the Company signed a series of repurchase and redemption agreements with 6 out of the 8 investors of MPS which requested to redeem in aggregate 14.05% equity interests in MPS (“exiting Investors”), at a redemption value equal to the initial capital contribution plus 6% simple annual interest. To facilitate the repurchase and redemption transaction, MPS and the exiting Investors entered into certain property mortgage agreements on May 30, 2018.

The Group paid $211,566 to the exiting Investors in total, of which $200,000 was the capital and $11,566 was the interests during 2018. Given the actual payment was behind the schedule as agreed in the repurchase and redemption agreements, a standstill agreement was signed by MPS and the exiting Investors. The agreement separated the overdue amount into first and subsequent instalments, with the first instalment due by October 31, 2018 and the subsequent instalments due contingent on future financing. The agreement also defined overdue interest rates of 6% and 10% to the first and subsequent instalments, respectively. If the overdue amount and the associated interests are not paid in full by February 3, 2019 (“Cure Period”), the exiting Investors are entitled to require MPS and/or the Company to continue their conditions under the repurchase and redemption agreements defined above.

During 2019, the Group paid $32,700 to the exiting Investors in total, of which $28,986 was the capital and $3,714 was the interests. Given the balance outstanding was not fully paid before the Cure period, agreements were signed in October 2019 and April 2020 to extend the overdue payable to November 2020. In September 2020, the overdue payable was further extended to June 30, 2023. Given the negotiation for the extension started in 2019 and the final extension agreement was signed in September 2020, the Group recorded the exiting noncontrolling interests at redemption value of $114,870 held by the exiting Investors under other non-current liabilities as of December 31, 2019.

In the extension agreement signed in September 2020, all parties agreed that commencing on April 1, 2021, interest shall accrue on the outstanding principal at a compounded interest rate of 10% per annum, and the Company shall pay part of the interest in cash, equal to 5% of the principal, to the exiting Investors. For the remaining interest, it could be accrued and capitalized to principal of the payable to the exiting Investors for next interest period.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. NONCONTROLLING INTERESTS (cont.)

Pursuant to the extension agreement, the Group is required to pay $30,000 (RMB214.2 million) before March 31, 2021, and such amount is classified as accrued expenses and other current liabilities as of December 31, 2020. See Note 9. Further, if the Group completes a qualified financing before 2022 with total amount of $200,000, the Group shall pay the exiting Investors $30,000 (RMB214.2 million) which shall be made no later than September 30, 2023. If the Group completes new round financing in 2022 or 2023, the Group will pay the exiting Investors an amount calculated based on the proceeds received in the financing, and in no case will the repayment be less than $30,000 (RMB214.2 million). The repayment amount should be calculated based on the following rules:

a)      Minimum repayment of $30,000 (RMB214.2 million) should be paid if the proceeds received in the financing is up to $200,000.

b)      15% of the incremental proceeds should be paid if the proceeds received in the financing is between $200,000 and $400,000.

c)      20% of the incremental proceeds and up to a maximum of the overdue payable amount should be paid if the proceeds received in the financing is above $400,000.

•        Agreements signed with remaining noncontrolling investors

In February 2018, a commitment letter was signed among the Group and the other two noncontrolling investors who chose to keep their noncontrolling interests holding in MPS and through which the Group granted these investors redemption right if the Company fails to complete an initial public offering in the U.S. by December 31, 2021. The redemption price is the total of the investment amount and a simple interest rate of 6%. Also, the Group agreed to issue a warrant to these investors under which the investors have the right to request the Company redeem their shares in MPS and exchange for 10,631,671 ordinary shares of the Company (the number of shares has been retroactively recast to reflect the exchange ratio established in the Merger Agreement as described in Note 27).

Accordingly, the Group recorded the redeemable noncontrolling interests as mezzanine equity due to the newly added substantive redemption feature. Before the noncontrolling interests became redeemable in February 2018, the net loss attributable to the noncontrolling shareholders was $1,016 for the year ended December 31, 2018.

In November 2018, another commitment letter was signed with investors who remained as noncontrolling shareholders in MPS, through which the annual interest rate for redemption changed from 6% to 12% and the liquidation preference was adjusted. The shares to be exchange under the warrant were also changed from 10,631,671 to 17,253,182 ordinary shares (the number of shares has been retroactively recast to reflect the exchange ratio established in the Merger Agreement as described in Note 27). The fair value difference resulted from the rights and terms change was determined to be an extinguishment of the original instrument and replaced by another instrument with different rights and terms. The Group remeasured the redeemable noncontrolling interests at their fair value at the date of the extinguishment. The fair value is calculated by using the Black Scholes Model with the inputs below:
November 2, 2018
Expected liquidation date	December 31, 2021
Length of Holding Period Restriction in years	3.16
Volatility per year	48%
Dividend Yield expressed as % of stock price	0.00

Additionally, given the performance guarantee target was not achieved, the Group recorded $1,168 accrual for the performance guarantee compensation for the investors who held the investments on MPS as of December 31, 2018.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. NONCONTROLLING INTERESTS (cont.)

The noncontrolling interests of MPS for the year ended December 31, 2018 are summarized below:
Amounts USD
Balances as of December 31, 2017	$60,571
Transferred from liabilities(i)	18,841
Accrual for performance guarantee compensation	1,168
Net loss attributable to noncontrolling interests shareholders	(1,016)
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	1,874
Reclassification to redeemable noncontrolling interests(ii)	(81,438)
Balances as of December 31, 2018	$—

____________

(i)      The transfer is due to one of the exiting Investors subsequently in February 2018 decided to redeem only half of his holding.

(ii)     The reclassification is due to the substantial redemption right granted to the exiting Investors, thus the noncontrolling interests shall be accounted for redeemable noncontrolling interests when the change occurred in 2018.

In connection with the SPAC Transaction, the redeemable noncontrolling interests’ holders (“NCI Investors”) entered into a framework agreement with Holdings, MPS and the Company on February 1, 2021.

Pursuant to the framework agreement,

(a)     Holdings will form MVST SPV as a wholly-owned subsidiary of Holdings to facilitate the transaction with NCI Investors.

(b)    Prior to the closing, Holdings shall issue an aggregate of 17,253,182 Holdings Shares to MVST SPV to be held on behalf of the NCI Investors.

(c)     Effective from such date that the registration statement first becomes effective, each NCI Investor irrevocably and unconditionally waives (A) any and all rights that such NCI Investor has by virtue of its investment in MPS or ownership of MPS equity and (B) any and all rights and/or claims that such NCI Investor has, or may have, against the Group or properties and assets of the Group under the previous agreements; (C) Effective from the closing, the previous agreements shall terminate and cease be in effect.

(d)    If requested by one or more NCI Investors, MVST SPV shall effect one or more dispositions of the SPV shares held on behalf of the NCI Investors through one or more underwriters. MVST SPV shall use all of the net cash proceeds received to purchase a proportionate amount of the MPS equity held by the NCI Investors. MVST SPV will own all of the MPS equity held by the NCI Investors and the NCI Investors will have received all of the net proceeds generated from the sale of all such SPV shares.

Noncontrolling interests of Hongwei

Noncontrolling interests represents interests held by third parties in Hongwei, the Groups’ consolidated VIE.

Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet. The amount of net loss attributable to noncontrolling interests was $4,783 and $2,123 for year ended December 31, 2018 and 2019, respectively.

In 2019, the Group settled an outstanding loan of $14,544 that the noncontrolling interest had made to Hongwei and became Hongwei’s sole owner in October 2019. As a result, the Group reclassified the outstanding balance of noncontrolling interest of $7,771 to additional paid in capital.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. NONCONTROLLING INTERESTS (cont.)

The noncontrolling interests of Hongwei for the years ended December 31, 2018 and 2019 are summarized below:
Amounts USD
Balances as of December 31, 2017	$(1,066)
Net loss attributable to noncontrolling interests shareholders	(4,783)
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	185
Balances as of December 31, 2018	$(5,664)
Net loss attributable to noncontrolling interests shareholders	(2,123)
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	16
Acquisition of noncontrolling interests	7,771
Balances as of December 31, 2019	$—

16. ORDINARY SHARES

The Company’s Amended and Restated Certificate of Incorporation authorizes 240,450,000 ordinary shares with a par value of $0.0001 per share. As of December 31, 2019 and 2020, the Company had 99,028,297 ordinary shares issued and outstanding. The Company has retroactively adjusted the shares issued and outstanding prior to the completion of the Merger dated July 23, 2021 to give effect to the exchange ratio established in the Merger Agreement as described in Note 27.

17. PREFERRED SHARES

As of January 1, 2018, the Company had preferred shares issued and outstanding as follows (share number of the Company’s preferred shares have been retroactively recast to reflect the exchange ratio established in the Merger Agreement as described in Note 27):
Preferred Shares Category	Number of Shares as of January 1, 2018	Shareholders
Series A1 Preferred	31,357,306	Ashmore Global Special Situations Fund 4 and Fund 5 Limited Partnership (“Ashmore”) and International Finance Corporation (“IFC”)
Series B1 Preferred	15,649,083	Ashmore Cayman SPC Limited (“Ashmore Cayman”) and IFC
Series EEL Preferred	22,311,516	Evergreen Ever Limited (“EEL”)
Total	69,318,224

In 2018, upon issuance of the convertible bond to third-party investors, the Company signed a contribution and issuance agreement with the existing preferred shareholders, in which all the preferred shareholders of the Company agreed that when contribution conditions from bond holders are met, the existing shareholders will exchange their respective Series A1, Series B1 and Series EEL Preferred where Series C1 Preferred shares (“Series C1 Preferred”) is for Series A1 Preferred shareholders, Series C2 Preferred shares (“Series C2 Preferred”) is for Series B1 Preferred shareholders, and Series D1 Preferred shares (“Series D1 Preferred”) is for Series EEL Preferred, respectively, with amended preferential rights. In 2019, contribution conditions were met and the Series C1 (formerly A1), C2 (formerly B1) and D1 (formerly EEL) Preferred were issued.

As this transaction resulted in extinguishment of preferred shares, the Group re-measured the fair value of A1/C1, B1/C2 and EEL/D1 Preferred at the transaction date, which led to a decrease of $61,138 in fair value. The decrease in the fair value amount of the redeemable preferred shares was recorded as a change in additional paid-in capital.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17. PREFERRED SHARES (cont.)

The key terms of the Series C1, C2, D1 and D2 (the “Series Preferred”) issued or to be issued by the Company are as follows:

Conversion rights

Each of the Series Preferred shall be convertible, at the option of the holder thereof, at any time into fully-paid ordinary shares at various conversion rates.

Each Series Preferred shall automatically be converted into ordinary shares of the Company, based on the then-effective Series Preferred Conversion Rate, as applicable, immediately upon the closing of a qualified initial public offering (“IPO”).

The conversion price is subject to adjustment for dilution, including but not limited to share splits, subdivisions, combinations, consolidation of ordinary shares, reclassification and other dilutive events.

Voting rights

After the issuance of Series C1 Preferred and Series C2 Preferred (the “Series C Preferred”), and Series D1 Preferred and Series D2 Preferred (the “Series D Preferred”), each preferred shareholder is entitled to the number of votes equal to the number of preferred shares and has voting rights and powers equal to the ordinary shareholders.

Redemption rights

Redemption rights on Series A1/C1, B1/C2 and EEL/D1 Preferred

The Series A1/C1 and B1/C2 Preferred are redeemable at any time by the holder. The preferred shares owned by EEL shall be redeemable at the option of EEL in the event that a qualified IPO or qualified trade sale fails to occur on or prior to December 31, 2021. In the event that any investor exercises its redemption rights under this event after the Series EEL Preferred Shares are redeemable, the redemption right of the Series A1/C1 and B1/C2 Preferred Shares, as applicable, held by such Investor shall be pari passu with the redemption rights of the Series EEL Preferred Shares.

The redemption price for A1/C1, B1/C2 and EEL/D1 Preferred shall be equal to the aggregate amount of (i) the Series A1/C1, B1/C2 and EEL/D1 preferred shares per share purchase price paid or credited as fully paid on such preferred shares, (ii) all accrued, whether declared or not, but unpaid dividends and distributions on such preferred shares calculated up to and including the date of redemption, (iii) a premium which, together with items (i) and (ii) above, would give the holder of such preferred shares an internal rate of return of 15% for A1/C1 and B1/C2, and 6% (modified to 12% for D1 Preferred) to EEL per annum in respect of the series per share purchase price up to and including the date of redemption.

If Series A1/C1 Preferred and Series B1/C2 Preferred exercise the redemption rights after the Series EEL/D1 Preferred become redeemable, the redemption right of the Series A1/C1 Preferred and Series B1/C2 Preferred shall be pari passu with the redemption rights of Series EEL/D1 Preferred. If the Company does not have sufficient legally available funds to effect redemption, the redemption price for any shares not redeemed increases by 8% per annum with ultimate redemption required when the Company has sufficient legally available funds.

The Company has elected a policy to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at end of each reporting period.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17. PREFERRED SHARES (cont.)

Redemption rights on Series B2 Preferred

The Series B2 Preferred were not redeemable, however the liquidation preference makes it redeemable upon certain deemed liquidation events, such as a reorganization or composition with creditors or other analogous insolvency proceeding of the Company. Such liquidation preference was removed upon the issuance of preferred share to EEL.

Dividends rights

Dividends on Series A1/C1, B1/C2 and EEL/D1 Preferred

All shareholders shall be entitled to receive, when and as declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board.

Each share of Series A1/C1 Preferred, Series B1/C2 Preferred and Series EEL/D1 shall be entitled to receive dividends (‘‘Accruing Dividends’’) at the rate per annum of 6% of the Series A1/C1 Preferred, the Series B1/C2 Preferred and the Series EEL/D1 per share purchase price compounded annually.

The Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Such Accruing Dividends shall be payable only when, as, and if declared by the Company’s Board of Directors and the Company shall be under no obligation to pay such dividends until declared.

After the issuance of Series C and D1 Preferred, the dividends preference were amended as follows:

First, to the holders of Series D Preferred that have exercised their redemption rights on or prior to December 31, 2021 to the extent of any unpaid Series D Preferred accruing dividends.

Second, to the holders of Series D Preferred that have not exercised their redemption rights in accordance with the terms of the Shareholders Agreement on or prior to December 31, 2021 to the extent of any unpaid Series D Preferred accruing dividend.

Third, to the holders of Series C Preferred that have exercised their redemption rights on or prior to December 31, 2021 to the extent of any unpaid Series C Preferred accruing dividends.

Fourth, to the holders of Series C Preferred that have not exercised their redemption rights on or prior to December 31, 2021 to the extent of any unpaid Series C Preferred accruing dividend and.

Fifth, to the holders of ordinary shares.

Dividends on Series B2 Preferred

The Series B2 Preferred shall have no dividend preference and the dividend rights of the holders of Series B2 Preferred shall rank on parity with the ordinary shares of the Company.

Participating rights

The Series Preferred have the right to participate in any distributions made to junior securities on an as-converted basis, junior securities including but not limited to the ordinary shares of the Company.

No dividend was declared or paid to the Series Preferred shareholders during the years ended December 31, 2018, 2019 and 2020.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17. PREFERRED SHARES (cont.)

Liquidation preference

Upon the issuance of Series C Preferred and Series D1 Preferred, the liquidation preferences were amended as follows:

•        First, to holders of Series D Preferred, on a pro rata basis, the initial investment plus accruing dividends and the additional amount necessary for holders to receive a return of 12% on the original investment.

•        Second, to unredeemed holders of Series D Preferred, on a pro rata basis, the initial investment plus accruing dividends and the additional amount necessary for holders to receive a return of 12% on the original investment.

•        Third, to holders of Series C Preferred, on a pro rata basis, the initial investment, plus accruing dividends and unpaid dividends.

•        Fourth, to redeemed holders of Series C Preferred, the additional amount necessary for holders to receive a return of 12% on the original investment.

•        Fifth, to unredeemed holders of Series C Preferred, on a pro rata basis, the initial investment plus accruing dividends

•        Sixth, to unredeemed holders of Series C Preferred, the additional amount necessary for holders to receive a return of 12% on the original investment.

•        Last, pari passu to all shareholders of the Company except the above shareholders.

The change in the balance of Series Preferred and redeemable noncontrolling interests included in the mezzanine equity for the years ended December 31, 2018, 2019 and 2020 are as follows:
	Series A1/C1 Preferred	Series B1/C2 Preferred	Series EEL/D1 Preferred	Redeemable noncontrolling interests
Balance as of January 1, 2018	$66,839	$57,490	$140,000	$—
Reclassification from noncontrolling interests	—	—	—	81,438
Accretion before the fair value change	—	—	—	2,505
Fair value change of redeemable noncontrolling interests due to extinguishment	—	—	—	(5,828)
Accretion after the fair value change	10,025	8,391	13,223	1,500
Ending balance as of December 31, 2018	$76,864	$65,881	$153,223	$79,615
Accretion before the extinguishment	961	804	15,439	796
Conversion from Series A1 to C2 Preferred	(11,417)	11,417	—	—
Fair value change of preferred shares and redeemable noncontrolling interests due to the extinguishment	7,135	(12,146)	(56,127)	(8,299)
Accretion after the extinguishment	3,141	7,144	15,400	8,449
Ending balance as of December 31, 2019	$76,684	$73,100	$127,935	$80,561
Accretion	3,897	8,866	18,648	10,259
Ending balance as of December 31, 2020	$80,581	$81,966	$146,583	$90,820

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED PAYMENT

In 2012, the Company adopted a Share Incentive Plan. The plan permits the grant of options to purchase ordinary shares, share appreciation rights, non-vested shares and non-vested share units. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the share incentive plan is seventeen percent of the total issued and outstanding company shares on a fully-diluted basis.

The share options, non-vested shares and non-vested share units granted to the Company’s employees or nonemployees shall vest and become non-forfeitable with respect to one-third of the total number of the non-vested share and non-vested share units immediately upon the occurrence of certain performance conditions (the “Initial Vesting Date”), and on each of the first and second anniversaries of the Initial Vesting Date; provided that through each applicable vesting date, the employee or nonemployee is employed.

The share options, non-vested shares and non-vested share units may be vested only upon and after the occurrence of initial public offering, sale or transfer of all or substantially all of the business, operations or assets of the Company or its subsidiaries, taken as a whole, to a third party, or such other sale or transfer of ordinary shares in the Company as determined, in each case, by the Company pursuant to legal documents and other obligations binding upon it. As of December 31, 2018, 2019 and 2020, it was not considered probable that the above performance condition would be achieved and accordingly no compensation expense was recorded.

Share options

Share options activity for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 was as follows (all stock award activity was retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27):
Share options	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(US$)
Outstanding as of January 1, 2018	9,034,556	$5.57	$2.19	9.1
Granted	160,270	6.28	$1.41
Forfeited	(384,684)	6.28	$2.42
Outstanding as of December 31, 2018	8,810,178	$5.55	$2.16	8.1
Forfeited	(1,231,675)	5.83	$2.27
Outstanding as of December 31, 2019	7,578,503	$5.50	$2.14	7.1
Granted	28,350,160	6.28	$3.09
Forfeited	(1,190,696)	3.89	$2.04
Outstanding as of December 31, 2020	34,737,967	6.19	2.92	9.0
Expected to vest and exercisable as of December 31, 2020	34,737,967	$6.19	$2.92	9.0

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED PAYMENT (cont.)

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:
Grant date	For the years ended December 31, 2018
Risk-free interest rate(1)	3.55%
Expected dividend yield(2)	0.0%
Volatility(3)	51.7%
Exercise multiple(4)	2.2
Life of options(5)	10 years
Fair value of underlying ordinary shares(6)	$3.22
Grant date	For the years ended December 31, 2020
Risk-free interest rate(1)	1.54% ~ 1.61%
Expected dividend yield(2)	0.0%
Volatility(3)	50.2% ~ 51.8%
Exercise multiple(4)	2.2 ~ 2.8
Life of options(5)	10 years
Fair value of underlying ordinary shares(6)	$6.10 ~ $8.21

____________

(1)      Risk-free interest rate

Risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the options, plus country risk spread.

(2)      Expected dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(3)      Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)      Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(5)      Life of options

Life of options was extracted from option agreements.

(6)      Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED PAYMENT (cont.)

Non-vested share

The non-vested shares activity for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 was as follows (all stock award activity was retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27):
	Number of non-vested shares	Weighted Average Grant date fair value per share
		(US$)
Outstanding as of January 1, 2018	7,008,101	$0.87
Forfeited	(1,430,089)	$0.64
Outstanding as of December 31, 2018	5,578,012	$0.93
Transfer to non-vested share units	(2,288,175)	$0.64
Outstanding as of December 31, 2019	3,289,837	$1.14
Transfer to non-vested share units	(3,289,837)	$1.14
Outstanding as of December 31, 2020	—	$—

Non-vested share units

The non-vested shares units will be settled in the form of cash payments. Most of them will be settled at price per unit equal to the fair market value on Initial Vesting Date, and others will be settled at price per unit equal to the lesser of the fair market value on Initial Vesting Date or the value of $6.28 (all stock award activity was retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27).
	Number of non-vested share units	Weighted Average Grant date fair value per share
		(US$)
Outstanding as of January 1, 2018	18,235,550	$0.97
Forfeited	(943,990)	$1.18
Outstanding as of December 31, 2018	17,291,560	$0.96
Forfeited	(772,341)	$1.60
Transfer from non-vested shares	3,289,837	$0.64
Outstanding as of December 31, 2019	19,809,056	$0.90
Forfeited	(71,494)	$1.42
Transfer from non-vested shares	3,289,837	$1.14
Outstanding as of December 31, 2020	23,027,399	$0.93

As of December 31, 2018, 2019 and 2020, the IPO vesting condition was not met and no share-based compensation expenses for share options, non-vested shares or non-vested share units were recorded.

Series B2 Preferred subscribed by employees

On October 30, 2015, the Company issued 12,678,479 Series B2 Preferred to certain employees of the Company. The Series B2 Preferred were issued for cash consideration of $2.28 per share and all the Series B2 Preferred were fully paid on the date of issuance. See Note 17 for the rights of the Series B2 Preferred. The Series

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED PAYMENT (cont.)

B2 Award shall vest with respect to one-fourth of the total number of the Series B2 Award immediately upon the occurrence of a qualified IPO or Initial Vesting Date, and on each of the first, second and third anniversaries of the Initial Vesting Date; provided that through each applicable vesting date, the holder of the Series B2 Award remains employed with the Group.

If a holder of the Series B2 Award terminates employment before the vesting of the Series B2 Award, the Company could choose to repurchase the Series B2 Preferred (and any ordinary shares into which such Series B2 Preferred have been converted) for a per share price equal to the lower of the original Series B2 Preferred subscription price or 70% of the fair market value of such Series B2 Preferred. According to the terms in the Amended and Restated Shareholders Agreement, the Company has the rights (the “Call Option”), but not the obligation to do so, however the Company believes that it is likely that the Company would exercise the Call Option if the holder of the Series B2 Award terminates the employment relationship with the Company before the Series B2 Awards are vested. After the Series B2 Awards vested and in any event the potion of the ordinary shares vested are not listed in any stock exchange, the Company is obligated to repurchase the ordinary shares at fair value (the “Repurchase Obligation”).

Due to the Company’s Call Option, the Company has in substance granted to the holder of the Award a stock option (the “Stock Option”) with a maximum value of $2.28. The Series B2 Preferred agreement permits employees to exercise the Stock Option in exchange for cash before the requisite service is provided (e.g., before the award is vested under its original terms); however, such arrangements provide that the Company will subsequently repurchase such shares at the subscription price if the employee leaves the Company before the vesting conditions are satisfied. The proceeds received is recognized as a deposit liability and will be transferred to mezzanine equity when such shares vested. In the year 2017, 1,705,914 shares of Series B2 Preferred after split were repurchased at fair value of $7,974. As of December 31, 2018, 2019 and 2020, 8,546,502 shares after split were legally issued and outstanding. The Company recorded a deposit liability of $21,792 at the per share price equal to the original Series B2 Preferred subscription price as of December 31, 2018, 2019 and 2020.

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $4,262, $2,722 and $2,192 for the years ended December 31, 2018, 2019 and 2020, respectively.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group did not make appropriation to these statutory reserve funds for both of the years ended December 31, 2019 and 2020, as no after-tax profit was generated.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were $156,333 and $156,333 as of December 31, 2019 and 2020, respectively.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive officer (“CEO”), who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between products for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment.

Substantially all of the Group’s assets are located in the PRC. Revenues, classified by major geographic regions in which the Group’s customers are located are as follows.
	Year ended December 31,
Geographic regions	2018		2019		2020
	Amount	%	Amount	%	Amount	%
PRC	146,235	84%	49,346	64%	66,160	62%
India	—	0%	4,988	7%	8,570	8%
Russia	10,869	6%	3,673	5%	5,671	5%
Other countries	236	0%	7,430	10%	2,254	2%
Asia & Pacific	157,340	90%	65,437	86%	82,655	77%
United Kingdom	595	0%	668	1%	11,544	11%
Netherlands	1,621	1%	1,384	2%	5,326	5%
Other countries	14,352	9%	8,627	11%	7,444	7%
Europe	16,568	10%	10,679	14%	24,314	23%
Other	327	0%	318	0%	549	0%
Total	174,235	100%	76,434	100%	107,518	100%

22. RELATED PARTY BALANCES AND TRANSACTIONS
Name	Relationship with the Group
Ochem	Controlled by CEO
Ochemate	Controlled by CEO

(1)    Amount due from related party
	December 31, 2019	December 31, 2020
Amount due from related party:
Ochem(i)	$1,856	$—
Total	$1,856	$—

____________

(i)      The balance represents advance payment for materials purchased from Ochem.

(2)    Related parties transactions
	Year Ended December 31,
	2018	2019	2020
Raw material purchased from Ochem	$30	$—	$—
Raw material purchased from Ochemate	2	—	—
Raw material sold to Ochem	—	—	167

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(3)    Interest-free loans

MPS received certain interest-free loans from related parties Ochemate and Ochem in years 2019 and 2020 with accumulative amount at $15,142 and $18,889, respectively. The outstanding balance was nil as of December 31, 2019 and 2020.

Also, Ochem and Ochemate provided certain pledges and credit guarantees for the Group to secure bank facilities. Please refer to Note 11.

23. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (the shares and per share number were retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27):
	Year ended December 31,
	2018	2019	2020
Numerator:
Net loss attributable to ordinary shareholders	$(100,033)	$(115,479)	$(80,963)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	99,028,297	99,028,297	99,028,297
Basic and diluted net loss per share	$(1.01)	$(1.17)	$(0.82)

For the years ended December 31, 2018, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed (the shares were retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27).
	Year ended December 31,
	2018	2019	2020
Shares issuable upon exercise of share options	8,974,799	8,108,700	18,281,198
Shares issuable upon vesting of non-vested shares	6,292,521	4,712,098	72,122
Shares issuable upon conversion of Series A1 Preferred	31,357,306	2,613,042	—
Shares issuable upon conversion of Series B1 Preferred	15,649,083	1,304,117	—
Shares issuable upon conversion of Series B2 Preferred	8,545,490	8,545,490	8,545,490
Shares issuable upon conversion of Series C1 Preferred	—	24,527,400	26,757,258
Shares issuable upon conversion of Series C2 Preferred	—	18,561,830	20,249,450
Shares issuable upon conversion of Series EEL/D1 Preferred	22,311,516	22,311,516	22,311,516
Shares issuable upon conversion of Series D2 Preferred	2,738,213	6,719,845	6,719,845
Shares issuable upon conversion of noncontrolling interests of a subsidiary	10,849,317	17,253,182	17,253,182

24. COMMITMENTS AND CONTINGENCIES

Litigation

•        Mr. Jeff Q. Xu

On August 19, 2015, Mr. Jeff Q. Xu, the Company’s former vice president of technology, filed a lawsuit against the Company and Mr. Yang Wu, the Company’s Chairman and Chief executive officer. The lawsuit seeks

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24. COMMITMENTS AND CONTINGENCIES (cont.)

to claim Mr. Xu’s ownership of 2,468,158 shares of the Company’s ordinary stock (the shares were retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27). Those shares were the subject of a promissory note (the “Promissory Note”). On August 17, 2018, the court granted the Company’s Motion for Continuance of the September 4 trial date since the First Court of Appeals had not ruled on the pending Petition for Writ of Mandamus challenging the trail court’s denial of the Company’s Motion to Compel Documents from Mr. Xu’s counsel. On August 30, 2018, the First Court of Appeals issued its opinion denying the Company’s Petition for Writ of Mandamus. As of December 31, 2019, the Company anticipated the losses were not probable and cannot be estimated based on information available and therefore, no accrual for contingency loss was recorded in the consolidated financial statements for the year ended December 31, 2019.

The case was settled on December 2, 2020 at total settlement amount of $1,980 with $500 paid by the insurance company and $1,480 paid by the Company in December 2020. Accordingly, the Company recorded $1,480 general and administrative expenses for the year ended December 31, 2020.

•        Mr. Smith

On September 4, 2017, Matthew Smith, the Company’s former attorney, sent a demand letter to the Company alleging claims for breach of contract (involving stock options) and discrimination. On October 5, 2017, Mr. Smith filed a charge of discrimination with the United States Equal Employment Opportunity Commission alleging the same discrimination claims and also claiming his employment was terminated in retaliation for his prior discrimination complaints. In this action, Mr. Smith seeks the following relief: (1) a declaration that he owns the 416,702 ordinary shares (the shares were retroactively recast to reflect the exchange ratio established in the Merger as described in Note 27) and (2) various damages and other equitable remedies over $1,000. The Company denied all allegations and wrongful conduct.

On February 5, 2018, Mr. Smith filed suit against the Company asserting causes of action for breach of contract against the Company and assert his alleged discrimination and retaliation claims.

The Court issued a Docket Control Order on June 8, 2020, which provides that discovery will continue through October 24, 2020. The matter is set for trial on the court’s docket for November 30, 2020, but due to the conflict between the trial date in the Xu matter described above, the parties are in the process of filing an unopposed motion for continuance seeking a new trial date in April 2021.

Based on the information available, the Company anticipated the losses are not probable and cannot be estimated and therefore, no accrual for contingency loss was recorded in the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

Capital commitments

Capital commitments for construction of property and purchase of property, plant and equipment were $30,706 as of December 31, 2020, which is mainly for the construction of the lithium battery production line.

Lease commitments

Future minimum payments under lease commitments as of December 31, 2020 were as follows:
December 31, 2020
2021	$3,539
2022	3,376
2023	3,001
2024	2,426
2025	2,025
Thereafter	19,675
$34,042

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

25. SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2020 through June 3, 2021, the date on which the financial statements are available to be issued.

Issuance of Convertible Promissory Notes

On January 4, 2021, the Company entered into a note agreement to issue $57,500 convertible promissory notes to certain investors, fully due and payable on the third anniversary of the initial closing date. The notes bear no interest, provided, however, if a liquidity event has not occurred prior to March 31, 2022, an interest rate of 6% shall be applied retrospectively from the date of initial closing. The conversion of the promissory notes are contingent upon the occurrence of a Private Investment in Public Equity (“PIPE”) financing, a liquidity event or a new financing after March 31, 2022 and before the maturity date. The first tranche and second tranche of the convertible promissory notes were issued in January 2021 and February 2021 at amount of $25,000 and $32,500, respectively. As the Company entered into the SPAC Transaction in February 2021, the principal balance and all accrued and unpaid interest under the notes, if any, will automatically be converted at the closing of the SPAC Transaction into a number of shares of common stock of Holdings.

Acquisition of Building

In January 2021, the Group acquired a manufacturing facility in Tennessee, United States, at the cost of $18.3 million to build production lines.

Merger Transaction

On February 1, 2021, Microvast, Holdings, and Merger Sub, entered in to the Merger Agreement for the proposed SPAC Transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into Microvast, with Microvast surviving the Merger as a wholly-owned subsidiary of Holdings; and upon consummation of the Merger, all of the issued and outstanding capital stock of Microvast as of immediately prior to the Merger will be cancelled in exchange for the right to receive shares of common stock of Holdings such that, following the consummation of the Merger, all of the stockholders of Microvast immediately prior to the Merger will become stockholders of Holdings.

Bank Loans

In the second quarter of 2021, the Group entered into several short-term loans with certain banks in the PRC. The interest rates of the loans range from 5% to 6%. The proceeds from the bank loans with aggregate amount of $9,921 were received by the Group as of the date of this report.

26. RECLASSIFICATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS

Subsequent to the issuance of the Group’s 2018, 2019 and 2020 consolidated financial statements, the Group identified a classification error in its consolidated statements of operations. The Group determined that $13,622, $4,233 and $1,343, respectively, of inventory impairment for the year ended December 31, 2018, 2019 and 2020 that should have been recorded under cost of revenues, was improperly included in general and administrative expenses. As a result, the general and administrative expenses and cost of revenue in the previously reported consolidated statements of operations were corrected in the accompanying consolidated statements of operations for the three years ended December 31, 2020. The adjustment represents a classification misstatement in the Group’s consolidated statements of operations and has no impact on the Group’s net losses and financial position for the three years ended December 31, 2020.

MICROVAST HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

26. RECLASSIFICATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS (cont.)

The following table summarizes the effects of the correction on the consolidated statements of operations for the three years ended December 31, 2020:
	Year Ended December 31, 2018
	As previously reported	Adjustment	As corrected
Cost of revenues	$(139,764)	$(13,622)	$(153,386)
Gross profit	34,471	(13,622)	20,849
General and administrative expenses	(47,851)	13,622	(34,229)
Total operating expenses	(93,697)	13,622	(80,075)
	Year Ended December 31, 2019
	As previously reported	Adjustment	As corrected
Cost of revenues	$(72,432)	$(4,233)	$(76,665)
Gross profit/(loss)	4,002	(4,233)	(231)
General and administrative expenses	(19,399)	4,233	(15,166)
Total operating expenses	(61,106)	4,233	(56,873)
	Year Ended December 31, 2020
	As previously reported	Adjustment	As corrected
Cost of revenues	$(89,035)	$(1,343)	$(90,378)
Gross profit	18,483	(1,343)	17,140
General and administrative expenses	(20,192)	1,343	(18,849)
Total operating expenses	(50,590)	1,343	(49,247)

27. RECASTING FINANCIAL STATEMENTS UPON THE COMPLETION OF THE MERGER TRANSACTION

On July 23, 2021, the Merger between Microvast and Tuscan Holdings Corp. was completed, resulting in the combined company being renamed “Microvast Holdings, Inc.”, with its common stock and warrants to commence trading on the NASDAQ on July 26, 2021. The net proceeds from the merger transaction include $708.4 million cash received by the combined company upon closing and the proceeds from $57.5 million promissory convertible notes issued in January and February 2021.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP as Microvast, Inc. was determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). This determination is primarily based on (1) Microvast, Inc.’s stockholders comprising a relative majority of the voting power of the Company and having the ability to nominate the members of the Board, (2) Microvast, Inc.’s operations prior to the acquisition comprising the only ongoing operations of the Company, and (3) Microvast, Inc.’s senior management comprising a majority of the senior management of the Company. Under this method of accounting, Tuscan Holdings Corp. is treated as the “acquired” company for financial reporting purposes. Accordingly, the financial statements of the combined entity represent a continuation of the financial statements of Microvast, Inc. with the Merger being treated as the equivalent of Microvast, Inc. issuing stock for the net assets of Tuscan Holdings Corp., accompanied by a recapitalization. To reflect the accounting for the recapitalization upon the completion of the Merger, the share, per share value and net loss per share available to the Company’s common stock holders in the financial statements for each of the three years ended December 31, 2020 have been retroactively recast reflecting the exchange ratio of 160.3 (the “Common Exchange Ratio”) established in the Merger Agreement.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$5,378	$1,600
Prepaid expenses and other current assets	9	126
Amount due from subsidiaries	3,081	3,081
Total Current Assets	8,468	4,807
Property, plant and equipment, net	1	3
Other non-current assets	—	377
Investments in subsidiaries	—	6,122
Total Assets	$8,469	$11,309

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$2	$—
Income tax payables	557	557
Amount due to subsidiaries	12	64,432
Total Current Liabilities	571	64,989
Deposit liability for series B2 convertible preferred shares (“Series B2 Preferred”)	21,792	21,792
Deficits of investments in subsidiaries	28,648	—
Total Liabilities	$51,011	$86,781

Mezzanine Equity
Series C1 convertible redeemable preferred shares (“Series C1 Preferred”) (US$0.0001 par value; 26,757,258 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	76,684	80,581
Series C2 convertible redeemable preferred shares (“Series C2 Preferred”) (US$0.0001 par value; 20,249,450 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	73,100	81,966
Series D1 convertible redeemable preferred shares (“Series D1 Preferred”) (US$0.0001 par value; 22,311,516 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	127,935	146,583
Total Mezzanine Equity	$277,719	$309,130

Shareholders’ Deficit
Ordinary shares (par value of US$0.0001 per share, 240,450,000 shares authorized as of December 31, 2019 and 2020; 99,028,297 shares issued and outstanding as of December 31, 2019 and 2020)	$6	$6
Additional paid-in capital	3,727	—
Accumulated deficit	(314,728)	(391,964)
Accumulated other comprehensive deficit	(9,266)	7,356
Total Shareholders’ Deficit	(320,261)	(384,602)
Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$8,469	$11,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
Revenues from subsidiaries	$371	$289	$199
Gross profit	371	289	199

Operating expenses:
General and administrative expenses	(3,909)	(2,360)	(3,340)
Total operating expenses	(3,909)	(2,360)	(3,340)
Subsidy income	—	—	224
Loss from operations	(3,538)	(2,071)	(2,917)

Other income and expenses:
Interest income	25	134	38
Loss before provision for income taxes	(3,513)	(1,937)	(2,879)
Income tax expense	(3,309)	—	—
Loss from investment in subsidiaries and variable interest entities	(48,070)	(55,603)	(30,746)
Net loss attributable to Microvast, Inc.	$(54,892)	$(57,540)	$(33,625)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
Net loss	$(54,892)	$(57,540)	$(33,625)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(30,088)	(3,965)	16,622
Total comprehensive loss	$(84,980)	$(61,505)	$(17,003)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2018	2019	2020
Net cash used in operating activities	$(5,416)	$(6,736)	$(3,398)
Net cash used in investing activities	—	—	(380)

Cash flows from financing activities Repurchase shares from former shareholders	(3,728)	—	—
Net cash used in financing activities	(3,728)	—	—
Decrease in cash, cash equivalents and restricted cash	(9,144)	(6,736)	(3,778)
Cash, cash equivalents and restricted cash at beginning of the year	21,258	12,114	5,378
Cash, cash equivalents and restricted cash at end of the year	$12,114	$5,378	$1,600

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
NOTES OF THE CONDENSED FINANCIAL STATEMENTS

1. BASIS FOR PREPARATION

The condensed financial information of Microvast, Inc. has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that Microvast, Inc. has used the equity method to account for investments in its subsidiaries. The Company has retroactively adjusted the shares issued and outstanding prior to the completion of the Merger between Microvast, Inc. and Tuscan Holdings Corp. to give effect to the exchange ratio established in the Merger Agreement.

2. INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	December 31, 2020	September 30, 2021
Assets
Current assets:
Cash and cash equivalents	$21,496	$572,609
Restricted cash	19,700	39,900
Accounts receivable (net of allowance for doubtful accounts of $5,047 and $4,796 as of December 31, 2020 and September 30, 2021, respectively)	76,298	67,243
Notes receivable	20,839	10,260
Inventories, net	44,968	47,820
Prepaid expenses and other current assets	6,022	12,964
Amount due from related parties	—	128
Total Current Assets	189,323	750,924
Property, plant and equipment, net	198,017	222,771
Land use rights, net	14,001	13,935
Acquired intangible assets, net	2,279	2,024
Other non-current assets	890	702
Total Assets	$404,510	$990,356

Liabilities
Current liabilities:
Accounts payable	$42,007	$36,557
Advance from customers	2,446	2,343
Accrued expenses and other current liabilities	60,628	48,065
Income tax payables	664	665
Short-term bank borrowings	12,184	22,851
Notes payable	35,782	43,131
Bonds payable	29,915	—
Total Current Liabilities	183,626	153,612
Deposit liability for series B2 convertible preferred shares (“Series B2 Preferred”)	21,792	—
Long-term bonds payable	73,147	73,147
Warrant liability	—	2,461
Share-based compensation liability	—	8,841
Other non-current liabilities	110,597	35,511
Total Liabilities	$389,162	$273,572

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	December 31, 2020	September 30, 2021
Mezzanine Equity (Note 14 and Note 16)
Series C1 convertible redeemable preferred shares (“Series C1 Preferred”) (US$0.0001 par value; 26,757,258 authorized, issued and outstanding as of December 31, 2020 and nil authorized, issued and outstanding as of September 30, 2021)	$80,581	$—
Series C2 convertible redeemable preferred shares (“Series C2 Preferred”) (US$0.0001 par value; 20,249,450 authorized, issued and outstanding as of December 31, 2020 and nil authorized, issued and outstanding as of September 30, 2021)	81,966	—
Series D1 convertible redeemable preferred shares (“Series D1 Preferred”) (US$0.0001 par value; 22,311,516 authorized, issued and outstanding as of December 31, 2020 and nil authorized, issued and outstanding as of September 30, 2021)	146,583	—
Redeemable noncontrolling interests	90,820	—
Total Mezzanine Equity	$399,950	$—

Commitments and contingencies (Note 21)

Shareholders’ Equity
Common Stock (par value of US$0.0001 per share, 240,450,000 and 750,000,000 shares authorized as of December 31, 2020 and September 30, 2021; 99,028,297 and 300,522,394 shares issued, and 99,028,297 and 298,834,894 shares outstanding as of December 31, 2020 and September 30, 2021)	$6	$30
Additional paid-in capital	—	1,291,199
Statutory reserves	6,032	6,032
Accumulated deficit	(397,996)	(585,460)
Accumulated other comprehensive income	7,356	4,983
Total Shareholders’ (Deficit)/Equity	(384,602)	716,784
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$404,510	$990,356

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Revenues	$30,753	$36,894	$59,400	$85,204
Cost of revenues	(27,075)	(72,779)	(50,950)	(129,100)
Gross profit/(loss)	3,678	(35,885)	8,450	(43,896)

Operating expenses:
General and administrative expenses	(4,721)	(57,058)	(12,670)	(67,810)
Research and development expenses	(4,558)	(13,518)	(12,518)	(23,199)
Selling and marketing expenses	(3,456)	(7,380)	(9,464)	(14,242)
Total operating expenses	(12,735)	(77,956)	(34,652)	(105,251)
Subsidy income	(39)	545	802	2,676
Loss from operations	(9,096)	(113,296)	(25,400)	(146,471)

Other income and expenses:
Interest income	66	97	502	304
Interest expense	(1,397)	(1,247)	(4,234)	(4,630)
Loss on changes in fair value of convertible notes	—	(3,018)	—	(9,861)
Gain on change in fair value of warrant liability	—	1,113	—	1,113
Other income (expense), net	68	(19)	63	25
Loss before provision for income taxes	(10,359)	(116,370)	(29,069)	(159,520)
Income tax benefit (expense)	270	(106)	(5)	(324)
Net loss	$(10,089)	$(116,476)	$(29,074)	$(159,844)
Less: Accretion of Series C1 Preferred	975	251	2,923	2,257
Less: Accretion of Series C2 Preferred	2,216	570	6,650	5,132
Less: Accretion of Series D1 Preferred	4,662	1,190	13,986	10,708
Less: Accretion for noncontrolling interests	4,002	1,516	11,924	9,523
Net loss attributable to common stock shareholders of Microvast Holdings, Inc.	$(21,944)	$(120,003)	$(64,557)	$(187,464)

Net loss per share attributable to common stock shareholders of Microvast Holdings, Inc.
Basic and diluted	$(0.22)	$(0.49)	$(0.65)	$(1.27)

Weighted average shares used in calculating net loss per share of common stock
Basic and diluted	99,028,297	243,861,780	99,028,297	147,836,650

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Net loss	$(10,089)	$(116,476)	$(29,074)	$(159,844)
Foreign currency translation adjustment	10,867	(3,130)	6,223	(2,373)
Comprehensive income/(loss)	$778	$(119,606)	$(22,851)	$(162,217)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ (DEFICIT)/EQUITY
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Three Months Ended September 30, 2020
	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive loss	Statutory reserves	Total Microvast Holdings, Inc Shareholders’ Deficit
	Shares	Amount
Balance as of June 30, 2020	99,028,297	$6	$—	$(359,646)	$(13,910)	$6,032	$(367,518)
Net loss	—	—	—	(10,089)	—	—	(10,089)
Accretion for Series C1 Preferred	—	—	—	(975)	—	—	(975)
Accretion for Series C2 Preferred	—	—	—	(2,216)	—	—	(2,216)
Accretion for Series D1 Preferred	—	—	—	(4,662)	—	—	(4,662)
Accretion for the exiting noncontrolling interests	—	—	—	(1,425)	—	—	(1,425)
Foreign currency translation adjustments	—	—	—	—	10,867	—	10,867
Accretion for redeemable noncontrolling interests	—	—	—	(2,577)	—	—	(2,577)
Balance as of September 30, 2020	99,028,297	$6	$—	$(381,590)	$(3,043)	$6,032	$(378,595)
	Nine Months Ended September 30, 2020
	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive loss	Statutory reserves	Total Microvast Holdings, Inc. Shareholders’ Deficit
	Shares	Amount
Balance as of January 1, 2020	99,028,297	$6	$3,727	$(320,760)	$(9,266)	$6,032	$(320,261)
Net loss	—	—	—	(29,074)	—	—	(29,074)
Accretion for Series C1 Preferred	—	—	(2,923)	—	—	—	(2,923)
Accretion for Series C2 Preferred	—	—	(804)	(5,846)	—	—	(6,650)
Accretion for Series D1 Preferred	—	—	—	(13,986)	—	—	(13,986)
Accretion for the exiting noncontrolling interests	—	—	—	(4,243)	—	—	(4,243)
Foreign currency translation adjustments	—	—	—	—	6,223	—	6,223
Accretion for redeemable noncontrolling interests	—	—	—	(7,681)	—	—	(7,681)
Balance as of September 30, 2020	99,028,297	$6	$—	$(381,590)	$(3,043)	$6,032	$(378,595)

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ (DEFICIT)/EQUITY — (Continued)
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Three Months Ended September 30, 2021
	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive Income (loss)	Statutory reserves	Total Microvast Holdings, Inc. Shareholders’ (Deficit)/Equity
	Shares	Amount
Balance as of June 30, 2021	99,028,297	$6	$—	$(465,457)	$8,113	$6,032	$(451,306)
Net loss	—	—	—	(116,476)	—	—	(116,476)
Accretion for Series C1 Preferred	—	—	—	(251)	—	—	(251)
Accretion for Series C2 Preferred	—	—	—	(570)	—	—	(570)
Accretion for Series D1 Preferred	—	—	—	(1,190)	—	—	(1,190)
Accretion for redeemable noncontrolling interests	—	—	—	(658)	—	—	(658)
Accretion for the exiting noncontrolling interests	—	—	—	(858)	—	—	(858)
Issuance of common stock upon the reverse recapitalization, net of issuance costs of $42.8 million (Note 3)	191,254,950	23	1,241,648	—	—	—	1,241,671
Share-based compensation	8,551,647	1	49,551	—	—	—	49,552
Foreign currency translation adjustments	—	—	—		(3,130)	—	(3,130)
Balance as of September 30, 2021	298,834,894	$30	$1,291,199	$(585,460)	$4,983	$6,032	$716,784
	Nine Months Ended September 30, 2021
	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive income (loss)	Statutory reserves	Total Microvast Holdings, Inc. Shareholders’ (Deficit)/Equity
	Shares	Amount
Balance as of January 1, 2021	99,028,297	$6	$—	$(397,996)	$7,356	$6,032	$(384,602)
Net loss	—	—	—	(159,844)	—	—	(159,844)
Accretion for Series C1 Preferred	—	—	—	(2,257)	—	—	(2,257)
Accretion for Series C2 Preferred	—	—	—	(5,132)	—	—	(5,132)
Accretion for Series D1 Preferred	—	—	—	(10,708)	—	—	(10,708)
Accretion for redeemable noncontrolling interests	—	—	—	(5,841)	—	—	(5,841)
Accretion for the exiting noncontrolling interests	—	—	—	(3,682)	—	—	(3,682)
Issuance of common stock upon the reverse recapitalization, net of issuance costs of $42.8 million (Note 3)	191,254,950	23	1,241,648	—	—	—	1,241,671
Share-based compensation	8,551,647	1	49,551	—	—	—	49,552
Foreign currency translation adjustments	—	—	—	—	(2,373)	—	(2,373)
Balance as of September 30, 2021	298,834,894	$30	$1,291,199	$(585,460)	$4,983	$6,032	$716,784

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Nine Months Ended September 30,
	2020	2021
Cash flows from operating activities
Net loss	$(29,074)	$(159,844)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property, plant and equipment	205	6
Depreciation of property, plant and equipment	11,384	14,398
Amortization of land use right and intangible assets	529	499
Share-based compensation	—	58,290
Changes in fair value of warrant liability	—	(1,113)
Changes in fair value of convertible notes	—	9,861
(Reversal) allowance of doubtful accounts	(861)	261
Provision for obsolete inventories	1,326	12,667
Impairment loss from property, plant and equipment	645	867
Product warranty	2,468	44,610

Changes in operating assets and liabilities:
Notes receivable	10,630	10,782
Accounts receivable	11,782	9,425
Inventories	6,021	(15,127)
Prepaid expenses and other current assets	(625)	(6,874)
Amount due from/to related parties	1,859	(128)
Other non-current assets	(154)	52
Notes payable	(8,612)	6,868
Accounts payable	(2,545)	(5,944)
Advance from customers	(1,165)	(130)
Accrued expenses and other liabilities	1,981	(6,371)
Other non-current liabilities	—	2,292
Income tax payables	5	—
Net cash generated from/(used in) operating activities	5,799	(24,653)

Cash flows from investing activities
Purchases of property, plant and equipment	(15,375)	(40,718)
Proceeds on disposal of property, plant and equipment	6	—
Purchase of short-term investments	(2,002)	—
Proceeds from maturity of short-term investments	2,946	—
Net cash used in investing activities	(14,425)	(40,718)

MICROVAST HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

	Nine Months Ended September 30,
	2020	2021
Cash flows from financing activities
Proceeds from borrowings	15,230	26,603
Repayment of bank borrowings	(17,590)	(15,665)
Loans borrowing from related parties	18,063	8,426
Repayment of related party loans	(18,063)	(8,426)
Merger and Private Investment in Public Equity (“PIPE”) financing	—	747,791
Payment for transaction fee in connection with the merger	—	(42,821)
Payment to exited noncontrolling interests (Note 14)	—	(139,038)
Issuance of convertible notes	—	57,500
Net cash (used in)/generated from financing activities	(2,360)	634,370

Effect of exchange rate changes	534	2,314
(Decrease) Increase in cash, cash equivalents and restricted cash	(10,452)	571,313
Cash, cash equivalents and restricted cash at beginning of the period	41,784	41,196
Cash, cash equivalents and restricted cash at end of the period	$31,332	$612,509

Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$23,099	$572,609
Restricted cash	8,233	39,900
Total cash, cash equivalents and restricted cash	$31,332	$612,509

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Microvast Holdings, Inc. (“Microvast” or the “Company”) and its subsidiaries (collectively, the “Group”) are primarily engaged in developing, manufacturing, and selling electronic power products for electric vehicles primarily in the People’s Republic of China (“PRC”) and Europe.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards (“U.S. GAAP”) for interim financial reporting. Accordingly, certain information and disclosures normally included in the notes to the annual financial statements prepared in accordance with U.S. GAAP have been omitted from these interim financial statements.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the retroactively restated consolidated financial statements of Microvast Holdings, Inc. for each of the three years in the period ended December 31, 2020. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include normal recurring adjustments) necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading.

The results of operations for the three and the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year ending December 31, 2021.

The financial information as of December 31, 2020 included on the condensed consolidated balance sheets is derived from the Group’s audited consolidated financial statements for the year ended December 31, 2020.

Other than the policies noted below, there have been no significant changes to the significant accounting policies disclosed in Note 2 of the audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018.

Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, provision for obsolete inventories, impairment of long-lived assets, valuation allowance for deferred tax assets, product warranties, fair value measurement of the convertible promissory notes, fair value measurement of warrant liability and share based compensation.

All intercompany transactions and balances have been eliminated upon consolidation.

Basis of presentation and use of estimates-continued

On July 23, 2021 (the “Closing Date”), Tuscan Holdings Corp. (“Tuscan”), consummated the previously announced merger with Microvast, Inc., a Delaware corporation, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated February 1, 2021, between Tuscan, Microvast, Inc. and TSCN Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which the Merger Sub merged with and into Microvast, Inc., with Microvast, Inc. surviving the merger (the “Merger,” and, collectively with the other transactions described in the Merger Agreement, the “Reverse Recapitalization”). As a result of the Merger, Tuscan was renamed “Microvast Holdings, Inc.” The Merger is accounted for as a reverse recapitalization as Microvast, Inc. was determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”).

Please refer to Note 3 “Reverse Recapitalization” for further details of the Merger.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company may adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company intends to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information provided by other public companies.

The Company also intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as the Company qualifies as an emerging growth company, including, but not limited to, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Revenue recognition

Nature of Goods and Services

The Group’s revenue consists primarily of sales of lithium batteries. The obligation of the Group is providing the electronic power products. Revenue is recognized at the point of time when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services.

Disaggregation of revenue

For the three months ended September 30, 2020 and 2021, the Group derived revenues of $23,945 and $31,792 from the Asia & Pacific region, $6,446 and $4,908 from Europe and $362 and $194 from other geographic regions where the customers are located, respectively.

For the nine months ended September 30, 2020 and 2021, the Group derived revenues of $42,632 and $73,360 from the Asia & Pacific region, $16,376 and $11,466 from Europe and $392 and $378 from other geographic regions where the customers are located, respectively.

Contract balances

Contract balances include accounts receivable and advances from customers. Accounts receivable represent cash not received from customers and are recorded when the rights to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the accounts receivable balance. Contract liabilities, recorded in advance from customers in the consolidated balance sheet, represent payment received in advance or payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. During the three months ended September 30, 2020 and 2021, the Group recognized $13 and $60 of revenue previously included in advance from customers as of July 1, 2020 and July 1, 2021, respectively. During the nine months ended September 30, 2020 and 2021, the Group recognized $459 and $1,381 of revenue previously included in advance from customers as of January 1, 2020 and January 1, 2021, respectively, which consist of payments received in advance related to its sales of lithium batteries.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. For share-based awards granted with performance condition, the compensation cost is recognized when it is probable that the performance condition will be achieved. The Company reassesses the probability of achieving the performance condition at the end of each reporting date and records a cumulative catch-up adjustment for any changes to its assessment. For performance-based awards with a market condition, such as awards based on total shareholder return (“TSR”), compensation expense is recognized on a straight-line basis over the estimated service period of the award, regardless of whether the market condition is satisfied. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

Warrant Liability

The Company accounts for warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. As the Private Warrants (as defined below) meet the definition of a derivative as contemplated in ASC 815, the Company classifies the Private Warrants as liabilities. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed statements of operations. The Private Warrants are valued using a Monte Carlo simulation model on the basis of the quoted market price of Public Warrants.

3. REVERSE RECAPITALIZATION

On July 23, 2021, Tuscan merged with Microvast, Inc., with Microvast, Inc. surviving the merger. As a result of the Merger, Tuscan was renamed “Microvast Holdings, Inc.” On the Closing Date, pursuant to the terms of the Merger Agreement, the Framework Agreement1 and subscription agreements entered into with the holders of an aggregate of $57.5 million outstanding convertible notes issued by Microvast (the “Bridge Notes,” refer to Note 11) and the investors in the PIPE Financing:

•        The Company issued 209,999,991 shares of Common Stock of the Company (“Common Stock”) to the former owners of Microvast, Inc. pursuant to the Merger Agreement, which number is inclusive of the shares being issued to the CL Investors and MPS minority investors pursuant to the Framework Agreement;

•        The Company issued 6,736,106 shares of Common Stock to the holders of the Bridge Notes;

•        The Company issued 48,250,000 shares of Common Stock to the PIPE investors for a purchase price of $10.00 per share and an aggregate purchase price of $482.5 million;

•        The Company issued 150,000 private placement units to Tuscan Holdings Acquisition LLC (the “Sponsor”) upon conversion of notes payable by the Company in the amount of $1.5 million; such private placement units consist of (i) 150,000 shares of Common Stock and (ii) warrants to purchase 150,000 shares of Common Stock at an exercise price of $11.50 per share; and

____________

1        In connection with the Merger Agreement, Tuscan, Microvast Power System (Huzhou) Co., Ltd., a majority owned subsidiary of Microvast, Inc. (“MPS”), certain MPS convertible loan investors (the “CL Investors”, refer to Note 11), some MPS minority investors, and certain other parties entered into a framework agreement (the “Framework Agreement”), pursuant to which, (1) the CL Investors waived their convertible loans issued on November 2, 2018, by MPS, in exchange for 6,719,845 shares of Common Stock of the Company and (2) the MPS minority investors waived their rights in MPS’s equity in exchange for 17,253,182 shares of Common Stock of the Company (refer to Note 14).

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

3. REVERSE RECAPITALIZATION (cont.)

Pursuant to the Merger Agreement, the former owners of Microvast (“Microvast Holders”) and the MPS minority investors will have the ability to earn, in the aggregate, an additional 19,999,988 shares of Common Stock (“Earn-Out Shares”) if the daily volume weighted average price of the Common Stock is greater than or equal to $18.00 for any 20 trading days within a 30 trading day period (or a change of control of the Company occurs that results in the holders of Common Stock receiving a per share price equal to or in excess of $18.00), during the period commencing on the Closing Date and ending on the third anniversary of the Closing Date. In accordance with ASC 815-40, the Earn-Out Shares were indexed to the Common Stock and were classified as equity.

Each of the options to purchase Microvast, Inc.’s common stock that was outstanding before the Merger was converted into options to acquire Common Stock by computing the number of shares and converting the exercise price based on the exchange ratio of 160.3 (the “Common Exchange Ratio”). Refer to Note 17.

Each capped non-vested share unit of Microvast, Inc. that was outstanding before the Merger was converted into a non-vested share unit of the Company by computing the number of shares and converting the capped price based on the Common Exchange Ratio. Refer to Note 17.

As of the Closing Date and following the completion of the Merger, the ownership interests of the Company’s stockholders were as follows:
Shares
Existing Microvast Equity Holders(a)	209,999,991
Existing Microvast Convertible Noteholders	6,736,106
Tuscan public stockholders	27,493,140
Sponsor Group(b)(c)	7,608,589
EarlyBirdCapital	428,411
PIPE investors immediately after Merger	48,250,000
Common Stock	300,516,237

____________

(a)      Excludes the Earn-Out Shares, but is inclusive of the shares being issued pursuant to the Framework Agreement to the CL Investors and MPS minority investors.

(b)      The Sponsor Group includes Common Stock owned by the Sponsor, Stefan M. Selig, Richard O. Rieger and Amy Butte.

(c)      Includes 1,687,500 shares that may be subject to cancellation in accordance with the amended escrow agreement.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. This determination is primarily based on (1) Microvast, Inc.’s stockholders comprising a relative majority of the voting power of the Company and having the ability to nominate the members of the Board, (2) Microvast, Inc.’s operations prior to the acquisition comprising the only ongoing operations of the Company, and (3) Microvast, Inc.’s senior management comprising a majority of the senior management of the Company. Under this method of accounting, Tuscan is treated as the “acquired” company for financial reporting purposes. Accordingly, the financial statements of the Company represent a continuation of the financial statements of Microvast, Inc. with the Merger being treated as the equivalent of Microvast, Inc. issuing stock for the net assets of Tuscan, accompanied by a recapitalization. The net assets of Tuscan are stated at historical costs, with no goodwill or other intangible assets recorded and are consolidated with Microvast, Inc.’s financial statements on the Closing Date. Operations prior to the Merger are presented as those of Microvast, Inc. The shares and net loss per share available to holders of the Company’s Common Stock, prior to the Merger, have been retroactively restated as shares reflecting the Common Exchange Ratio established in the Merger Agreement.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

3. REVERSE RECAPITALIZATION (cont.)

In connection with the Merger, the Company raised approximately $708.4 million of proceeds including the contribution of $281.7 million of cash held in Tuscan’s trust account from its initial public offering, net of redemptions of Tuscan public stockholders of $0.9 million, and $482.5 million of cash in connection with the PIPE financing. The total transaction costs was $58.3 million, consisting of banking, legal, and other professional fees, among which $42.8 million was recorded as a reduction to additional paid-in-capital and the remaining $15.5 million was recorded as expense by Tuscan immediately prior to the merger.

In connection with the Merger, the Sponsor and related parties entered into the amended escrow agreement, pursuant to which 1,687,500 shares owned by the Sponsor Group (“Escrow Shares”) are subject to cancellation on conditions that: (i) 50% of 1,687,500 shares shall be cancelled if the last sale price of the Common Stock does not equal or exceed $12.00 per share for any 20 trading days within any 30-trading day period prior to the fifth anniversary of the Closing, and (ii) 50% of 1,687,500 shares shall be cancelled if the last sale price of the Common Stock does not equal or exceed $15.00 per share for any 20 trading days within any 30-trading day period prior to the fifth anniversary of the Closing. In accordance with ASC 815-40, the Escrow Shares were indexed to the Common Stock and were classified as equity.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:
	December 31, 2020	September 30, 2021
Accounts receivable	$81,345	$72,039
Allowance for doubtful accounts	(5,047)	(4,796)
Accounts receivable, net	$76,298	$67,243

Movement of allowance for doubtful accounts was as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Balance at beginning of the period	$4,534	$4,743	$5,537	$5,047
Charge to expenses	2	457	(861)	261
Write off	—	(415)	—	(546)
Exchange difference	173	11	33	34
Balance at end of the period	$4,709	$4,796	$4,709	$4,796

5. INVENTORIES, NET

Inventories consisted of the following:
	December 31, 2020	September 30, 2021
Work in process	$22,167	$18,222
Raw materials	17,451	20,725
Finished goods	5,350	8,873
Total	$44,968	$47,820

Provision for obsolete inventories at $680 and $6,569 were recognized for the three months ended September 30, 2020 and 2021, respectively. Provision for obsolete inventory at $1,326 and $12,667 were recognized for the nine months ended September 30, 2020 and 2021, respectively.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS
	December 31, 2020	September 30, 2021
Advances to suppliers	$2,117	$4,681
Other receivables	688	6,330
VAT receivables	2,471	1,207
Deposits	746	746
Total	$6,022	$12,964

The balance of the VAT receivables represented the amount available for future deduction against VAT payable.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	December 31, 2020	September 30, 2021
Payables to exiting investors	$30,000	$—
Payables for purchase of property, plant and equipment	15,122	13,017
Product warranty	4,296	18,690
Other current liabilities	3,959	8,469
Accrued payroll and welfare	2,704	2,818
Interest payable	1,379	2,674
Accrued expenses	1,696	1,972
Other tax payable	1,472	425
Total	$60,628	$48,065

The payables to exiting investors represents the amount due in a year for the redemption of the shares owned by certain noncontrolling shareholders of a subsidiary. See Note 14.

8. PRODUCT WARRANTY

Movement of product warranty was as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Balance at beginning of the period	$17,358	$25,543	$18,416	$19,356
Provided for new sales during the period	1,517	1,498	2,468	3,761
Provided for pre-existing legacy product	—	34,055	—	40,849
Utilized during the period	(313)	(9,229)	(2,322)	(12,099)
Balance at end of the period	$18,562	$51,867	$18,562	$51,867

Warranty provisions are based upon historical experience. Changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products. In 2021, as a result of the increases in the repairing cost and frequency of claims with respect to a legacy product sold in 2017 and 2018, the Company conducted intensive experiments and a root cause analysis, which was completed in October 2021. The Company concluded that a component purchased from a supplier was not meeting the Company’s performance standards. As a result, the Company expects that the impacted legacy products sold will need to be replaced before the expiration of the warranty term. This reassessment resulted in a change in estimate for additional accrual of $34.1 million for such legacy product sold. As the component was not incorporated into other products, no additional accrual was made to other existing products sold. The Company is in negotiation with the supplier for compensation and will take legal action if necessary.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

8. PRODUCT WARRANTY (cont.)

	December 31, 2020	September 30, 2021
Product warranty – current	$4,296	$18,690
Product warranty – non-current	15,060	33,177
Total	$19,356	$51,867

9. BANK BORROWINGS

The Group entered into loan agreements and bank facilities with Chinese banks and a German bank.

The original terms of the loans from Chinese banks range from 6 to 12 months and the interest rates range from 5.00% to 6.00% per annum. As of September 30, 2021, the balance of the loans from Chinese bank was $13,191.

The bank facility agreement with the German bank includes a $13.0 million (EUR11 million) 8-year maturity term loan and a $4.7 million (EUR4 million) revolving facility (“German Bank Facility Agreement”). The interest rate of the 8-year maturity term loan is EURIBOR plus a margin rate determined by the financial leverage ratio of the Group. The $4.7 million (EUR4 million) revolving facility at 6.00% annual interest, needs to be renewed every year (60 days in advance). During the nine months ended September 30, 2021, the Group drew down the 8-year maturity term loan to the amount of $9,660. On October 1, 2021, the Company had entered into the termination agreement with the German Bank to cancel the German Bank Facility Agreement. All outstanding amounts under the loan were repaid on October 8, 2021.

Changes in bank borrowings are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Beginning balance	$9,412	$26,458	$11,922	$12,184
Proceeds from bank borrowings	5,757	—	15,230	26,603
Repayments of principal	(5,696)	(3,400)	(17,590)	(15,665)
Exchange difference	321	(207)	232	(271)
Ending balance	$9,794	$22,851	$9,794	$22,851

All balance of bank borrowings as of September 30, 2021 and December 31, 2020 are current borrowings.

Certain assets of the Group had been pledged to secure the above banking facilities granted to the Group. The aggregate carrying amount of the assets pledged by the Group as of December 31, 2020 and September 30, 2021 are as follows:
	December 31, 2020	September 30, 2021
Buildings	$22,732	$31,479
Machinery and equipment	19,297	17,173
Land use rights	2,789	4,448
Total	$44,818	$53,100

In addition, the Group’s related parties Ochem Chemical Co., Ltd (“Ochem”) and Ochemate Material Technologies Co., Ltd (“Ochemate”) provided $20,874 of guarantees to secure certain bank facilities granted to the Group as of December 31, 2020.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

10. OTHER NON-CURRENT LIABILITIES
	December 31, 2020	September 30, 2021
Payable to exiting investors	$94,316	$—
Product warranty – non-current	15,060	33,177
Deferred subsidy income- non-current	1,221	2,334
Total	$110,597	$35,511

The payable to exiting investors represents the amount to be paid for the redemption of the shares owned by certain noncontrolling interest holders of a subsidiary. See Note 14. The balance was paid out as of September 30, 2021.

11. BONDS PAYABLE
	December 31, 2020	September 30, 2021
Bonds payable
Third-party investors	$29,915	$—
Total	$29,915	$—

Long-term bonds payable
Huzhou Saiyuan	$73,147	$73,147
Total	$73,147	$73,147

Convertible Bonds issued to Huzhou Saiyuan

On December 29, 2018, MPS signed an agreement with Huzhou Saiyuan, an entity established by the local government, to issue convertible bonds to Huzhou Saiyuan for a total consideration of $87,776 (RMB600 million), of which $29,259 (RMB200 million) was converted from the existing non-interest-bearing loan with Huzhou Saiyuan as of December 31, 2018. The Company pledged its 12.39% equity holding over MPS to Huzhou Saiyuan to facilitate the issuance of convertible bonds. Besides the previous converted bond $29,259 (RMB200 million), Huzhou Saiyuan further subscribed for $14,629 (RMB100 million) on January 9, 2019 and $29,259 (RMB200 million) on February 1, 2019, respectively.

If the subscribed bonds are not repaid by the maturity date, Huzhou Saiyuan has the right to dispose of the equity interests pledged by the Company in proportion to the amount of matured bonds, or convert the bond to the equity interests of MPS within 60 days after the maturity date. If Huzhou Saiyuan decides to convert the bonds to equity interests of MPS, the equity interests pledged would be released and the convertible bonds should be converted to the equity interest of MPS based on the entity value of MPS at $950,000.

On September 28, 2020, MPS signed a supplemental agreement for extension on repayment of convertible bonds to Huzhou Saiyuan, and the terms on repayments and interests are as follows:
Issuance Date	Subscribed Amount	Maturity Date	Repayment Amount	Annual Interest Rate
February 1, 2019	$29,259 (RMB200 million)	June 30, 2023	$29,259 (RMB200 million)	3%~4%
December 31, 2018	$29,259 (RMB200 million)	April 28, 2024	$14,629 (RMB100 million)	0%~4%
		July 11, 2024	$7,315 (RMB50 million)	0%~4%
		October 1, 2024	$7,315 (RMB50 million)	0%~4%
January 1, 2020	$14,629 (RMB100 million)	April 13, 2026	$14,629 (RMB100 million)	3%~4%

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

11. BONDS PAYABLE (cont.)

An additional one-year extension could be granted to the Group if the Group submits a written application before the extended maturity date. As of September 30, 2021, the outstanding balance of the convertible bonds to Huzhou Saiyuan totaled at $73,147 (RMB500 million).

Convertible Bonds issued to third-party investors

On November 2, 2018, MPS signed a convertible bond agreement with two third-party investors (the “CL Investors”), through which the CL Investors agreed to provide a non-interest bearing loan in an aggregate amount of $58,516 (RMB400 million) or up to $73,147 (RMB500 million) to MPS, and the CL Investors could convert the bonds into a number of Series D2 preferred shares of the Company (the “Series D2 Preferred”) once approvals from the PRC and US government were obtained. As of December 31, 2020, $29,915 (RMB204.5 million) was subscribed by the CL Investors.

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the convertible bonds were settled and converted into 6,719,845 shares of Common Stock of the combined company. Refer to Note 3.

Convertible Notes at Fair Value (the “Bridge Notes”)

On January 4, 2021, the Company entered into a note purchase agreement to issue $57,500 convertible promissory notes to certain investors, fully due and payable on the third anniversary of the initial closing date. The notes bore no interest, provided, however, if a liquidity event (“Liquidity Event”) had not occurred prior to June 30, 2022, an interest rate of 6% would be applied retrospectively from the date of initial closing. The conversion of the promissory notes was contingent upon the occurrence of a Private Investment in Public Equity (“PIPE”) financing, a Liquidity Event or a new financing after June 30, 2022 but before the maturity date (“Next Financing”). The first tranche and second tranche of the convertible promissory notes were issued in January 2021 and February 2021 at amounts of $25,000 and $32,500, respectively. A discounted rate of 80% or 90% was required to be applied upon conversion, depending on the circumstances of PIPE financing, Liquidity Event or Next Financing.

The fair value option was elected for the measurement of the convertible notes. Changes in fair value, a loss of $3,018 and $9,861 were recorded in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021, respectively.

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the convertible promissory notes were converted into 6,736,106 shares of Common Stock of the combined company as disclosed in Note 3.

12. WARRANTS

The Company assumed 27,600,000 publicly-traded warrants (“Public Warrants”) and 837,000 private placement warrants issued to the Sponsor and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) (“Private Warrants” and together with the Public Warrants, the “Warrants”) upon the Merger, all of which were issued in connection with Tuscan’s initial public offering (other than 150,000 Private Warrants that were issued in connection with the closing of the Merger) and entitle the holder to purchase one share of the Company’s Common Stock at an exercise price of $11.50 per share. During the three and nine months ended September 30, 2021, none of Public Warrants and Private Warrants were exercised.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

12. WARRANTS (cont.)

The Public Warrants became exercisable 30 days after the completion of the Merger. No Warrants will be exercisable for cash unless the Company registered Common Stock issuable upon exercise of the Warrants with the SEC. Since the registration of shares was not completed within 90 days following the Merger, warrant holders may exercise Warrants on a net-share settlement basis. The Public Warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation.

Once the Public Warrants became exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying the warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a net-share settlement basis.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a net-share settlement basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. In addition, so long as the Private Warrants are held by EarlyBirdCapital and its designee, the Private Warrants will expire five years from the effective date of the Merger.

The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Warrants.

The Private Warrants were initially recognized as a liability on July 23, 2021 at a fair value of $3,574 and the private warrant liability was remeasured to fair value based upon the market price as of September 30, 2021, resulting in a gain of $1.1 million for the three months ended September 30, 2021, classified within change in fair value of warrant liabilities in the condensed consolidated statements of operations.

The Private Warrants were valued using the following assumptions under the Monte Carlo Model that assumes optimal exercise of the Company’s redemption option at the earliest possible date:
	July 23, 2021	September 30, 2021
Market price of public stock	$10.00	$8.22
Exercise price	$11.50	$11.50
Expected term (years)	5.00	4.82
Volatility	54.14%	52.80%
Risk-free interest rate	0.72%	0.94%
Dividend rate	0.00%	0.00%

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

12. WARRANTS (cont.)

The market price of public stock is the quoted market price of the Company’s Common Stock as of the valuation date. The exercise price is extracted from the warrant agreements. The expected term is derived from the exercisable years based on the warrant agreements. The expected volatility is a blend of implied volatility from the Company’s own public warrant pricing and the average volatility of peer companies. The risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the warrants. The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the warrants.

13. FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash, warrants and convertible notes at fair value on a recurring basis as of December 31, 2020 and September 30, 2021. Cash and cash equivalents, restricted cash and convertible notes are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The fair value of the warrant liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the warrant liability, the Company used the Monte Carlo that assumes optimal exercise of the Company’s redemption option at the earliest possible date. See Note 12.

As of December 31, 2020 and September 30, 2021, information about inputs for the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follow:
	Fair Value Measurement as of December 31, 2020
(In thousands)	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$21,496	—	—	$21,496
Restricted cash	19,700	—	—	19,700
Total	$41,196	—	—	$41,196
	Fair Value Measurement as of September 30, 2021
(In thousands)	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$572,609	—	—	$572,609
Restricted cash	39,900	—	—	39,900
Total financial asset	$612,509	—	—	$612,509
Warrant liability	$—	—	2,461	$2,461
Total financial liability	$—	—	2,461	2,461

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

13. FAIR VALUE MEASUREMENT (cont.)

The following is a reconciliation of the beginning and ending balances for Level 3 convertible notes during the nine months ended September 30, 2021:
(In thousands)	Convertible Notes
Balance as of January 1, 2021	$—
Issuance of convertible notes	57,500
Changes in fair value of convertible notes	9,861
Conversion as of Merger	(67,361)
Balance as of September 30, 2021	$—

The following is a reconciliation of the beginning and ending balances for Level 3 warrant liability during the nine months ended September 30, 2021:
(In thousands)	Warrant Liability
Balance as of January 1, 2021	$—
Assumed warrant liability upon Merger	3,574
Changes in fair value	(1,113)
Balance as of September 30, 2021	$2,461

Measured or disclosed at fair value on a nonrecurring basis

The Group measured the long-lived assets using the income approach — discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

14. NONCONTROLLING INTERESTS

Noncontrolling interests of MPS

In March 2017, Microvast, Inc. sold 17.39% equity interest of its wholly-owned subsidiary, MPS, to eight third-party investors (the “Investors”) for total cash consideration of $400,000, which was received in 2017.

In February 2018, Microvast, Inc. signed a series of repurchase and redemption agreements with six out of the eight investors of MPS which requested to redeem in aggregate 14.05% equity interests in MPS (“Exiting Investors”), at a redemption value equal to the initial capital contribution plus 6.00% simple annual interest. To facilitate the repurchase and redemption transaction, MPS and the Exiting Investors entered into certain property mortgage agreements on May 30, 2018.

Pursuant to an extension agreement signed in September 2020, $30,000 was paid to the Exiting Investors in March 2021, and the remaining repayments are scheduled in 2023 and thereafter, depending on the completion of financing in 2022 or 2023. On August 31, 2021, an early repayment agreement was entered into between MPS and the Exiting Investors, pursuant to which the remaining amount of $99,038 was fully repaid as of September 30, 2021 to the Exiting Investors.

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, the equity interest held by the investors who remained noncontrolling shareholders of MPS were converted into 17,253,182 shares of Common Stock of the combined company as disclosed in Note 3.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

15. COMMON STOCK

The Company has authorized 800,000,000 shares to be issued at $0.0001 par value, with 750,000,000 shares designated as Common Stock and 50,000,000 shares of redeemable convertible preferred stock.

Immediately following the Merger, there were 300,516,237 shares of Common Stock issued with a par value of $0.0001 as disclosed in Note 3. The holder of each share of Common Stock is entitled to one vote. The Company has retroactively adjusted the shares issued and outstanding prior to July 23, 2021 to give effect to the Common Exchange Ratio of 160.3 established in the Merger Agreement. As of September 30, 2021, there were 300,522,394 shares of Common Stock issued and 298,834,894 shares outstanding.

16. PREFERRED SHARES

As of December 31, 2020, the Company had preferred shares issued and outstanding as follows (share number of the Company’s preferred shares prior to the Merger have been retroactively restated to reflect the Common Exchange Ratio of 160.3 established in the Merger as described in Note 3):
Preferred Shares	Number of Shares	Shareholders
Series C1 Preferred	26,757,258	Ashmore Global Special Situations Fund 4 Limited Partnership and Ashmore Global Special Situations Fund 5 Limited Partnership (“Ashmore”) and International Finance Corporation (“IFC”)
Series C2 Preferred	20,249,450	Ashmore Cayman SPC Limited (“Ashmore Cayman”) and IFC
Series D1 Preferred	22,311,516	Evergreen Ever Limited (“EEL”)
Total	69,318,224

On July 23, 2021, upon the completion of the Merger between Microvast, Inc. and Tuscan, all preferred shares were converted into Common Stock of the combined company at the Common Exchange Ratio of 160.3 as disclosed in Note 3.

The changes in the balance of Series Preferred and redeemable noncontrolling interests included in the mezzanine equity for the nine months ended September 30, 2020 and 2021 were as follows:
(In thousands)	Series C1 Preferred	Series C2 Preferred	Series D1 Preferred	Redeemable noncontrolling interests
Balance as of January 1, 2020	$76,684	$73,100	$127,935	$80,561
Accretion	2,923	6,650	13,986	7,681
Ending balance as of September 30, 2020	$79,607	$79,750	$141,921	$88,242

Balance as of January 1, 2021	$80,581	$81,966	$146,583	$90,820
Accretion from January 1 to July 23	2,257	5,132	10,708	5,841
Conversion as of Merger	(82,838)	(87,098)	(157,291)	(96,661)
Ending balance as of September 30, 2021	$—	$—	$—	$—

17. SHARE-BASED PAYMENT

In 2012, Microvast, Inc. adopted a Share Incentive Plan (the “2012 Plan”). The 2012 Plan permits the grant of options to purchase common stock, share appreciation rights, non-vested shares and non-vested share units. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the share incentive plan is 17 percent of the total issued and outstanding company shares on a fully-diluted basis. The

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

17. SHARE-BASED PAYMENT (cont.)

share options, non-vested shares and non-vested share units granted to the employees or nonemployees shall vest and become non-forfeitable with respect to one-third of the total number of the non-vested share and non-vested share units immediately upon the occurrence of initial public offering, sale or transfer of all or substantially all of the business, operations or assets of Microvast, Inc. or its subsidiaries, taken as a whole, to a third party, or such other sale or transfer of common stock in Microvast, Inc. as determined, in each case, by Microvast, Inc. pursuant to legal documents and other obligations binding upon it (the “Initial Vesting Date”), and on each of the first and second anniversaries of the Initial Vesting Date; provided that through each applicable vesting date, the employee or nonemployee is employed. The Merger in 2021 did not constitute the satisfaction of a performance condition that would trigger the vesting of equity awards as stipulated in the 2012 Plan.

In connection with the Merger, all outstanding share awards granted under the 2012 Plan, 209,906 options and 143,652 capped non-vested share units, were converted into 33,647,927 options and 23,027,399 capped non-vested share units of the Company, respectively, using the Common Exchange Ratio of 160.3 as described in Note 3. Upon conversion, the Company modified the terms of the equity awards by removing the performance condition of the occurrence of an initial public offering and similar transaction under the 2012 Plan, and adopted a new vesting schedule of one-third of the total number on each of the first, second and third anniversaries of the Closing Date (the “Modification”). The Modification was considered a Type III modification under the Accounting for Share-Based Payments (Topic 718), in which the original awards were canceled, and the modified awards were considered granted on the modification date. Post-modification stock-based compensation expense related to these new awards will be recognized over the remaining service period using modification date fair values. Following the Merger, no further awards will be granted under the 2012 Plan. All stock award activity was retroactively restated to reflect the conversion.

On July 21, 2021, the stockholders of the Company approved the Microvast Holdings, Inc. 2021 Equity Incentive Plan (the “2021 Plan”), effective upon the Closing Date. The 2021 Plan provides for the grant of incentive and non-qualified stock option, restricted stock units, restricted share awards, stock appreciation awards, and cash-based awards to employees, directors, and consultants of the Company. Options awarded under the 2021 Plan expire no more than 10 years from the date of grant. The 2021 Plan reserves 5% of the fully-diluted shares of Common Stock outstanding immediately following the Closing Date (not including the shares underlying awards rolled over from the 2012 Plan) for issuance in accordance with the 2021 Plan’s terms. As of September 30, 2021, 76,956,754 shares of Common Stock was available under the 2021 Plan.

Share options

During the three months and nine months ended September 30, 2021, the Company recorded stock-based compensation expense of $10.2 million related to the option awards.

The modification date fair value of the stock options was determined using the Binomial-Lattice Model with the following assumptions:
After modification
Exercise price(1)	$4.37 – 6.28
Expected lives (years)(2)	4.5 – 9.4
Volatility(3)	47.6% – 53.1%
Risk-free interest rate(4)	1.26 – 1.87%
Expected dividend yields(5)	0.00%
Weighted average fair value of options modified	$4.70 – 5.36

____________

(1)      Exercise price

Exercise price was extracted from option agreements

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

17. SHARE-BASED PAYMENT (cont.)

(2)      Expected lives

Expected lives was derived from option agreements.

(3)      Volatility

The volatility of the underlying common shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options and the implied volatility of the Company.

(4)      Risk-free interest rate

Risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the options, plus country risk spread.

(5)      Expected dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

Share options activity for the nine months ended September 30, 2020 and 2021 was as follows (all stock award activity was retroactively restated to reflect the conversion in July 2021):
Share options life	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual
Outstanding as of January 1, 2020	7,578,503	$5.50	$2.14	7.1
Grant	27,874,727	6.27	3.06
Forfeited	(1,196,158)	3.89	2.04
Outstanding as of September 30, 2020	34,257,072	$6.19	$2.90	9.2
Expected to vest and exercisable as of September 30, 2020	34,257,072	$6.19	$2.90	9.2

Outstanding as of January 1, 2021	34,737,967	6.19	2.92	9.0
Forfeited	(1,186,220)	6.27	3.13
Outstanding as of September 30, 2021	33,551,747	$6.19	$4.95	8.2
Expected to vest and exercisable as of September 30, 2021	33,551,747	$6.19	$4.95	8.2

The total unrecognized equity-based compensation costs as of September 30, 2021 related to the stock options was $150.2 million, which is expected to be recognized over a weighted-average period of 8.2 years. The aggregate intrinsic value of the share options as of September 30, 2021 was $68,267.

Capped Non-vested share units

The capped non-vested shares units represent rights for the holder to receive cash determined by the number of shares granted multiplied by the lower of the fair market value and the capped price, which will be settled in the form of cash payments. The capped non-vested shares units were accounted for as liability classified awards. Upon conversion, the Company adjusted the terms of capped non-vested shares units outstanding as described above. The Company recorded stock-based compensation expense of $8.8 million related to these non-vested share units awards based on the fair value determined by the lower of stock market price and the capped price as of September 30, 2021.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

17. SHARE-BASED PAYMENT (cont.)

Non-vested share units activity for the nine months ended September 30, 2020 and 2021 was as follows (all award activity was retroactively restated to reflect the conversion in July 2021):
	Number on Non-Vested Shares	Weighted Average Grant Date Fair Value per Share (US$)
Outstanding as of January 1, 2020	19,809,056	$0.90
Forfeited	(71,494)	$1.42
Transfer from non-vested shares	3,289,837	$1.14
Outstanding as of September 30, 2020	23,027,399	$0.93
Outstanding as of January 1, 2021	23,027,399	$0.93
Outstanding as of September 30, 2021	23,027,399	$6.27

The total unrecognized equity-based compensation costs as of September 30, 2021 related to the non-vested share units was $135.7 million.

Restricted Stock Units

Following the Merger, the Company granted 133,981 restricted stock units (“RSUs”) and 63,959 performance-based restricted stock unit (“PSU”) awards subject to service, performance and/or market conditions. The service condition requires the participant’s continued services or employment with the Company through the applicable vesting date, and the performance condition requires the achievement of the performance criteria defined in the award agreement. The market condition is based on the Company’s TSR. For RSU awards with performance conditions, stock-based compensation expense is only recognized if the performance conditions become probable to be satisfied.

The fair value of RSUs is determined by the price of Common Stock at the grant date and is amortized over the vesting period on a straight-line basis. The fair value of PSU awards that include vesting based on market conditions are estimated using the Monte Carlo valuation method. Compensation cost for these awards is recognized based on the grant date fair value which is recognized over the vesting period on a straight-line basis. Accordingly, the Company recorded stock-based compensation expense of $135 related to these RSU awards and $31 related to these PSU awards during the nine months ended September 30, 2021.

The following assumptions were used for respective period to calculate the fair value of common shares to be issued under TSR awards on the date of grant using the Monte Carlo pricing model:
Nine Months Ended September 30, 2021
Expected term (years)(1)	2.35
Volatility(2)	63.06%
Average correlation coefficient of peer companies(3)	0.7960
Risk-free interest rate(4)	0.31%
Expected dividend yields(5)	0.00%

____________

(1)      Expected term

          Expected term was derived from award agreements.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

17. SHARE-BASED PAYMENT (cont.)

(2)      Volatility

The volatility of the underlying common shares during the lives of the awards was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the awards.

(3)      Average correlation coefficient of peer companies

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and is used to model the way in which each entity tends to move in relation to its peers.

(4)      Risk-free interest rate

Risk-free interest rate was estimated based on the market yield of US Government Bond with maturity close to the expected term of the options, plus country risk spread.

(5)      Expected dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

The non-vested shares activity for the nine months ended September 30, 2020 and 2021 was as follows:
	Number of non-vested shares	Weighted average grant date fair value per share
		(US$)
Outstanding as of January 1, 2020	3,289,837	$1.14
Transfer to non-vested share units	(3,289,837)	$1.14
Outstanding as of September 30, 2020	—	—

Outstanding as of January 1, 2021	—	—
Grant	197,940	$9.60
Vested	(6,157)	$8.52
Outstanding as of September 30, 2021	191,783	$9.63

The total unrecognized equity-based compensation costs as of September 30, 2021 related to the non-vested shares was $1.6 million.

Series B2 Preferred subscribed by employees

On October 30, 2015, the Company issued 79,107 Series B2 Preferred to certain employees of the Company. The Series B2 Preferred were issued for cash consideration of $366.00 per share (“Series B2 Award”) and all the Series B2 Preferred were fully paid on the date of issuance. The Series B2 Award shall vest with respect to one-fourth of the total number immediately upon the occurrence of a qualified IPO or Initial Vesting Date, and on each of the first, second and third anniversaries of the Initial Vesting Date; provided that through each applicable vesting date, the holder of the Series B2 Award remains employed with the Company. If a holder of the Series B2 Award terminates employment before the vesting, the Company could repurchase the Series B2 Preferred for a per share price equal to the lower of the original Series B2 Preferred subscription price or 70% of the fair market value of such Series B2 Preferred. The Company’s repurchase right upon employment termination is viewed as forfeiture and the Company accounted for the Series B2 Award as a stock option.

Series B2 Preferred subscribed by employees-continued

As of December 31, 2020, 53,319 shares were legally issued and outstanding and the Company recorded a deposit liability of $21,792 at the per share price equal to the original Series B2 Preferred subscription price.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

17. SHARE-BASED PAYMENT (cont.)

Upon the Merger, the Series B2 Preferred were converted into 8,546,502 Common Stock, however, the Series B2 Award was not vested as the performance condition was not reached. In September 2021, the performance and service condition was exempted for the Series B2 holders and the awards were fully vested. The exemption of performance and service condition was considered a Type III modification under the Topic 718, in which the original awards were canceled, and the modified awards were considered granted on the modification date. Post-modification stock-based compensation expense related to these new awards of $39.2 million was recognized using modification date fair values determined based on the difference between the exercise price and Common Stock price on the modification date. Accordingly, the deposit liability was reclassified to equity upon the vesting.

The following summarizes the classification of stock-based compensation:
Three Months Ended September 30, 2021
Cost of sales	$2,306
General and administrative	44,164
Research and development expenses	8,303
Selling and marketing expenses	3,518
Construction in process	103
Total	$58,394

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $618 and $708 for three months ended September 30, 2020 and 2021, respectively. The total provisions for such employee benefits were $1,572 and $1,989 for nine months ended September 30, 2020 and 2021, respectively.

19. RELATED PARTY BALANCES AND TRANSACTIONS
Name	Relationship with the Group
Ochem	Controlled by CEO
Ochemate	Controlled by CEO

(1)    Related party transaction
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Raw material sold to Ochem	$11	$113	$11	$406

(2)    Interest-free loans

MPS received certain interest-free loans from related parties, Ochemate and Ochem, for the three months and nine months ended September 30, 2020 and 2021 with accumulative amounts of $7,607 and nil, $18,063 and $8,426, respectively.

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

19. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

The outstanding balance for the amount due from Ochem was nil as of December 31, 2020 and $128 as of September 30, 2021, respectively. Also, Ochem and Ochemate provided certain pledges and credit guarantees for the Group to secure bank facilities. Please refer to Note 9.

20. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Numerator:
Net loss attributable to ordinary shareholders	$(21,944)	$(120,003)	$(64,557)	$(187,464)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	99,028,297	243,861,780	99,028,297	147,836,650
Basic and diluted net loss per share	$(0.22)	$(0.49)	$(0.65)	$(1.27)

For the three and nine months ended September 30, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Shares issuable upon exercise of share options	26,228,125	33,641,132	16,854,262	33,869,470
Shares issuable upon vesting of non-vested shares	—	98,094	365,484	33,093
Shares issuable upon exercise of warrants	—	21,327,750	—	7,187,374
Shares issuable upon conversion of Series B2 Preferred	8,545,490	7,153,219	8,545,490	8,076,300
Shares issuable upon conversion of Series C1 Preferred	26,757,258	6,398,475	26,757,258	19,896,422
Shares issuable upon conversion of Series C2 Preferred	20,249,450	4,842,260	20,249,450	15,057,284
Shares issuable upon conversion of Series D1 Preferred	22,311,516	5,335,362	22,311,516	16,590,614
Shares issuable upon conversion of Series D2 Preferred	6,719,845	1,606,919	6,719,845	4,996,808
Shares issuable upon conversion of non-controlling interests of a subsidiary	17,253,182	4,125,761	17,253,182	12,829,289
Shares issuable upon vesting of Earn-out shares	—	14,999,991	—	5,054,942
Shares issuable that may be subject to cancellation	—	1,265,625	—	426,511

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

21. COMMITMENTS AND CONTINGENCIES

Litigation

•        Mr. Smith

On September 4, 2017, Matthew Smith, a former employee of the Company, sent a demand letter to the Company alleging claims for breach of contract (involving stock options) and discrimination. On October 5, 2017, Mr. Smith filed a charge of discrimination with the United States Equal Employment Opportunity Commission (“EEOC”) alleging the same discrimination claims and also claiming his employment was terminated in retaliation for his prior discrimination complaints. On September 18, 2019, EEOC dismissed Matthew Smith’s claim in its entirety and stated that “No finding is made as to any other issues that might be constructed as having been raised by this charge.”

On February 5, 2018, Mr. Smith filed suit against the Company asserting claims for breach of contract and asserting discrimination and retaliation claims. In this action, Mr. Smith seeks the following relief: (1) a declaration that he owns 2,600 ordinary shares and (2) various damages and other equitable remedies over $1,000. The Company has denied all allegations and wrongful conduct. On November 11, 2021, the case was reset on the court’s docket, which will postpone the trial from November 2021 until early 2022.

The outcome of any litigation is inherently uncertain and the amount of potential loss if any, associated with the resolution of such litigation, cannot be reasonably estimated. As such, no accrual for contingency loss was recorded in the consolidated financial statements for the three and nine months ended September 30, 2020 and 2021.

Capital commitments

Capital commitments for construction of property and purchase of property, plant and equipment were $46,144 as of September 30, 2021, which is mainly for the construction of the lithium battery production line.

Lease commitments

Future minimum payments under lease commitments as of September 30, 2021 were as follows:
2021
Three months period ending December 31, 2021	$1,004
2022	3,865
2023	3,310
2024	2,535
2025	2,111
2026	2,111
Thereafter	19,100
Total Lease Liabilities	$34,036

MICROVAST HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(In thousands of U.S. dollars, except share and per share data, or as otherwise noted)

22. SUBSEQUENT EVENTS

New RSU and PSU Grants

On October 27, 2021, the Company granted 265,399 RSUs and 265,399 PSUs to employees, subject to service and market conditions. The service condition requires the participant’s continued employment with the Company through the applicable vesting date, and the market condition requires that the Company’s Common Stock subsequent to the grant date above a specified level for a defined period of time.

Acquisition of Building

In October 2021, the Group acquired a building in Florida, United States, at the cost of $11.0 million for research and development projects.

293,860,085 Shares of Common Stock

837,000 Warrants to Purchase Common Stock

_______________________

PROSPECTUS

_______________________

December    , 2021

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered hereby.

SEC registration fee		$330,293
FINRA filing fee	$
Printing fees and expenses		*
Registrar and transfer agent fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

____________

*        Estimates not presently known.

We will bear all costs, expenses and fees in connection with the registration of the securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Holders, however, will bear all underwriting commissions and discounts, if any, attributable to their sale of the securities. All amounts are estimates except the SEC registration fee.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Our Certificate of Incorporation provides that our officers and directors are indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Our Bylaws permit us to secure insurance on behalf of any officer, director, employee or agent of the Company for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. In addition, we have entered into indemnification agreements with each of our officers and directors, a form of which is incorporated by reference in this registration statement. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

In November 2018, we issued 5,750,000 shares of common stock to our initial stockholders for $25,000 in cash, at a purchase price of approximately $0.004 per share, in connection with our organization. On March 5, 2019, we effected a stock dividend of 0.2 shares of common stock for each outstanding share, resulting in 6,900,000 founder shares issued and outstanding. In November 2018, we also issued to designees of EarlyBirdCapital an aggregate of 300,000 shares of common stock (after giving effect to the stock dividend referred to above)(the “representative shares”) at a price of $0.0001 per share.

On March 7, 2019, we consummated our IPO of 24,000,000 units. The securities sold in the IPO were registered under the Securities Act on registration statements on Form S-1 (Nos. 333-229657 and 333-230068) which was declared effective by the Securities and Exchange Commission on March 5, 2019.

Simultaneously with the consummation of the IPO, we consummated the Private Placement of 615,000 private units at a price of $10.00 per private unit, generating total proceeds of $6,150,000. The private units were sold to the Sponsor, EarlyBirdCapital and its designee. The private units are identical to the units sold in the IPO, except that the warrants underlying the private units are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees.

On March 12, 2019, we consummated the sale of an additional 3,600,000 units that were subject to the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $36,000,000. Simultaneously with the closing of the sale of additional units, we consummated the sale of an additional 72,000 private units at $10.00 per private unit, generating total proceeds of $720,000.

On the Closing Date, in connection with the Business Combination, the Company issued approximately 210,000,000 shares of common stock to the former investors in Microvast, 48,250,000 shares of common stock to the PIPE investors, 6,736,106 shares of common stock to the Bridge Noteholders, and 150,000 private units upon conversion of promissory notes in the amount of $1,500,000.

Other than the IPO, the sales of the above securities were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act. Other than the IPO, no sales involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement*
2.1

Agreement and Plan of Merger, dated as of February 1, 2021, by and among Tuscan Holdings Corp., TSCN Merger Sub Inc., and Microvast, Inc. (incorporated by reference to the Company’s definitive proxy statement on Schedule 14A, filed with the SEC on July 2, 2021).+

3.1

Second Amended and Restated Certificate of Incorporation of Microvast Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

3.2	Amended and Restated Bylaws of Microvast Holdings, Inc. (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.2	Specimen Warrant Certificate (incorporated by reference from Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021)
4.2

Registration Rights and Lock-Up Agreement dated as of July 26, 2021, by and among (a) Microvast Holdings, Inc., (b) the Microvast Equity Holders, (c) the CL Holders, (d) Tuscan Holdings Acquisition LLC, Stefan M. Selig, Richard O. Rieger and Amy Butte, and (e) EarlyBirdCapital, Inc. (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021)

4.3

Stockholders Agreement dated July 26, 2021 by and among (a) Microvast Holdings, Inc., (b) Yang Wu and (c) Tuscan Holdings Acquisition LLC. (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

4.4

Warrant Agreement dated as of March 5, 2019 between Microvast Holdings, Inc. (formerly Tuscan Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the registrant’s Current Report on Form 8-K filed with the SEC on March 7, 2019)*

5.1	Opinion of Shearman & Sterling LLP (previously filed)
10.1	Form of Indemnity Agreement (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.2

Employment Agreement, dated as of February 1, 2021, by and between Microvast, Inc. and Yang Wu (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

10.3

Employment Agreement, dated as of February 1, 2021, by and between Microvast, Inc. and Yanzhuan Zheng (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

10.4

Employment Agreement, dated as of February 1, 2021, by and between Microvast, Inc. and Wenjuan Mattis, Ph.D. (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021)

10.5

Employment Agreement, dated as of June 1, 2017, by and between Microvast, Inc. and Sascha Rene Kelterborn (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

10.6	Microvast Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference from Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.7

Framework Agreement dated as of February 1, 2021, among the Registrant, MVST SPV Inc., Microvast, Inc., Microvast Power System (Huzhou) Co., Ltd., (“MPS”), certain MPS convertible loan investors (the “CL Investors”) and certain minority equity investors in MPS (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021).

10.8

Form of Subscription Agreement between the Registrant and certain PIPE Investors (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021).

10.9	Subscription Agreement between the Registrant and Riheng HK Limited (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021).
10.10

Subscription Agreement between the Registrant and Aurora Sheen Limited (incorporated by reference from Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021).

Exhibit Number	Exhibit Title
10.11

Sponsor Support Agreement, dated as of February 1, 2021, by and among Registrant, the Sponsor, Microvast, Inc., and certain stockholders of Registrant (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 5, 2021).

10.12

Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Company’s Initial Stockholder (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 7, 2019).

10.13

Amendment No. 1 to Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Company’s Initial Stockholder (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

21.1	Subsidiaries of the Registrant (incorporated by reference from Exhibit 21.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.**
23.2	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (previously filed)
101.INS	Inline XBRL Instance Document	Herewith	—	—
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Herewith	—	—
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Herewith	—	—
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document	Herewith	—	—
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Herewith	—	—
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

____________

*        To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with the offering of securities.

**      Filed herewith.

+         Certain schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)(B)(ii) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on December 14, 2021.

MICROVAST HOLDINGS, INC.
By:	/s/ Yanzhuan Zheng
Name: Yanzhuan Zheng
Title: Chief Financial Officer